2012 Annual Report

REPUBLIC BANCORP


13000534

THE GOLD STANDARD FOR STRENGTH, GROWTH AND SECURITY

REPUBLIC BANCORP

Republic Bancorp, Inc. ("Republic" or the "Company") is a $3.4 billion bank holding company headquartered in Louisville, Kentucky. The Company derives substantially all of its revenue from the operation of its wholly-owned subsidiaries, Republic Bank & Trust Company ("RB&T"), a Kentucky chartered bank and trust company and Republic Bank ("RB"), a federally chartered thrift institution headquartered in Florida, collectively referred to as the "Bank." Republic's Class A Common Stock trades on the NASDAQ Global Select Market® under the symbol "RBCAA."

Republic has 44 full-service banking centers with 34 located in Kentucky, three in southern Indiana, one in Blue Ash (Cincinnati), Ohio, one in Franklin (Nashville), Tennessee, one in Bloomington (Minneapolis), Minnesota and four in metropolitan Tampa, Florida. RB&T's primary market areas are located in metropolitan Louisville, central Kentucky, northern Kentucky and southern Indiana. Louisville, the largest city in Kentucky, is the location of Republic's headquarters, as well as 18 banking centers. RB&T's central Kentucky market includes 13 banking centers in the following Kentucky cities: Crestwood (1); Elizabethtown (1); Frankfort (1); Georgetown (1); Lexington, the second largest city in Kentucky (5); Owensboro (2); Shelbyville (1); and Shepherdsville (1). RB&T's northern Kentucky market includes banking centers in Covington, Florence and Independence. RB&T also has banking centers located in Floyds Knobs, Jeffersonville and New Albany, Indiana; Franklin (Nashville), Tennessee; and Bloomington (Minneapolis), Minnesota. RB has locations in Hudson, Palm Harbor, Port Richey and Temple Terrace, Florida; and Blue Ash (Cincinnati), Ohio.



64.8
94.1
119.3
2010
2011
2012

NET INCOME ($)
In millions



371
452
537
2010
2011
2012

TOTAL STOCKHOLDERS' EQUITY ($)
In millions



3.10
4.49
5.69
2010
2011
2012

DILUTED EARNINGS PER SHARE ($)
Class A Common Stock



17.74
21.59
25.60
2010
2011
2012

BOOK VALUE PER SHARE ($)



1.85
2.76
3.35
2010
2011
2012

RETURN ON AVERAGE ASSETS (%)
(ROA)



17.92
21.42
22.51
2010
2011
2012

RETURN ON AVERAGE EQUITY (%)
(ROE)

	WELL CAPITALIZED REQUIREMENT	12/31/2012	12/31/2011
Total Risk Based Capital	10.00%	25.28%	24.74%
Tier 1 Risk Based Capital	6.00%	24.31%	23.59%
Tier 1 Leverage Capital	5.00%	16.36%	14.77%



Dear Valued Shareholders,

In the financial industry, the gold standard typically refers to the system by which the value of currency is defined. It can also mean, however, the best, the most reliable and the most prestigious – all adjectives that we believe provide appropriate descriptions of Republic's record performance this past year.

I'm pleased to report our fifth consecutive year of both increased and record earnings. We ended 2012 with net income of $119.3 million, a $25.2 million, or 27% increase over 2011. Our annual return on average assets ("ROA") and return on average equity ("ROE") during 2012 were both industry-strong at 3.35% and 22.51% while our Diluted Earnings per Class A Common Share increased 27% for the year to $5.69.

In addition to our robust earnings results during 2012, we achieved many other successes during the year while positioning ourselves well for the ever-changing landscape in the financial services industry. Here are a few brief highlights that I am especially proud of from this past year:

Solid Capital and Industry-Strong Credit Quality – There are two key components for a financial institution that make it a safe and sound investment while also providing the flexibility and freedom to explore non-traditional banking business lines and make multiple acquisitions in a given year. The first is a solid capital base. The second is strong credit quality. I am proud to say at Republic, we are among the very best of our peers in both of these categories.

Republic Bancorp ended 2012 with a Tier 1 leverage capital ratio of 16.36% and total risk-based capital ratio of 25.28%. Our Tier 1 leverage capital ratio is more than three times the level necessary to be well-capitalized, while our total risk-based ratio is 2.5 times the level necessary to be well-capitalized under current regulatory standards. Our solid capital ratios not only position us well to take advantage of current opportunities, but also to absorb the more restrictive capital standards expected to be brought about by the banking industry's adoption of BASEL III in the near future.

In addition to maintaining our strong capital base, credit quality remains a primary focus at Republic. As a result of our efforts during 2012, our year-end ratio of non-performing loans to total loans improved 20 basis points versus year-end 2011 to 0.82%. In addition, our year-end ratio of delinquent loans to total loans improved nearly 30 basis points versus year-end 2011 to 0.79%.

Acquisitions – We are enthusiastic about our new markets in Tennessee and Minnesota. We entered the Nashville, Tennessee market in January 2012 by acquiring selected assets and substantially all deposits of Tennessee Commerce Bank ("TCB"). We followed that successful acquisition by entering the Minneapolis, Minnesota market in September 2012 through the acquisition of First Commercial Bank ("FCB").


REPUBLIC BANK BUILDING

Republic Bank Building - Springhurst

Both institutions were acquired through assisted transactions from the Federal Deposit Insurance Corporation ("FDIC"). Because of our previously mentioned strong performance and capital base, we were able to complete both acquisitions without loss-share arrangements with the FDIC. While the lack of a loss share arrangement does place the ultimate risk of loss from the transactions solely on Republic, it also allows the Company the ability to achieve all of the upside in the transactions – a tremendous opportunity given the experience and performance of our special assets and collections groups.

Combining the significant discounts we obtained in both transactions with the solid performance thus far of our special assets and collections personnel working on the transactions, we were able to record total bargain purchase gains of $55.4 million for these aquisitions during 2012. As of December 31, 2012, the remaining carrying value of the loans related to these acquisitions totaled $139 million while total deposits were $112 million.

Growth in Traditional Bank Deposits – We had another spectacular year of deposit growth. Excluding our acquisitions, we grew our core deposit account base, which excludes time deposits, by over $170 million. We were able to continue to attract these low-cost deposit accounts by capitalizing on our superior customer service, offering competitive deposit products and features, and providing robust and secure on-line technologies.

Growth in Mortgage Warehouse Lending – After only 19 months of operations, warehouse lines of credit outstanding as of December 31, 2012 were $217 million from total committed lines of $331 million. We are thrilled with how effectively we have been able to grow this new product line, which provides short-term, revolving credit facilities to mortgage banking companies across the United States that are secured by single family first lien residential real estate loans.

Special Cash Dividend – We rewarded our shareholders with a special $22.9 million cash dividend during the fourth quarter of 2012. This special dividend was not only a reward for past successes but also represented the confidence that management and the board of directors have for our future.

Increased Quarterly Cash Dividends – We increased our cash dividend by 7% in the second quarter of 2012, another achievement we were able to accomplish thanks to our strong earnings, solid capital and industry strong credit quality. This represented the 13th consecutive year that the Company increased its quarterly cash dividend.

National Recognition – Republic has received national recognition the past two years from Bank Director magazine as being one of the top institutions in the country based on total assets, profitability, capital adequacy and asset quality. In February 2013, we reached the gold standard for the second year in a row as Bank Director magazine once again ranked us #1 and named us the best performing bank in the United States.



Republic Bank Building - Hurstbourne

Contribution to the Republic Bank Foundation – We created the Republic Bank Foundation during 2010 to ensure the on-going legacy of giving that Republic has displayed throughout its 30-year history. Since its inception, we have contributed $12.5 million to this foundation, including $2.5 million during 2012.

Republic Processing Group ("RPG") – RPG completed another strong year in 2012, generating net income of $60.9 million and processing nearly $11 billion in tax refunds for 3.5 million clients across the United States. In addition, as part of RPG's realignment with the discontinuance of our Refund Anticipation Loan ("RAL") product during 2012, we added Republic Payment Solutions ("RPS") and Republic Credit Solutions ("RCS") as divisions of RPG to capitalize on its internal resources. These newly formed divisions are expected to pilot programs in the prepaid card and the small-dollar consumer loan markets during 2013.

As we complete another record year at Republic, we look forward to 2013 with great optimism. We plan to maintain the gold standard during 2013 by taking advantage of the opportunities the new year will undoubtedly bring. A few of our initiatives heading into 2013 include:

- Capitalizing on the favorable interest rate environment for long-term fixed rate mortgage loans by offering a new $0 closing cost promotion. We anticipate this promotion will further grow our mortgage banking income during 2013.

- Continuing to invest in our Warehouse Lending product as we maintain high expectations for its profitability in 2013 and beyond.

- Realizing a meaningful positive impact on our overall earnings in 2013 from our recent acquisitions, while we seek to grow our customer base in these new markets. More importantly, our confidence from the success of these acquisitions encourages us to pursue additional acquisitions and introduce Republic to even more markets.

With strong capital, solid asset quality and nearly 800 associates that are second to none, we know we can tackle the challenges that come our way. Despite the fact that we will likely experience a substantial decrease in earnings during 2013 driven by the projected decline within our tax business and a probable decline in bargain purchase gains, we are excited about the growth and income diversification opportunities that lie in front of us. To conclude, my great pride for our past success and my optimism for our future allow me to continue to say to our associates, our clients and our shareholders: "We were here for you yesterday. We are here for you today. We will be here for you tomorrow.®"

Steven E. Trager
Chairman and Chief Executive Officer


REPUBLIC BANK
REPUBLIC BANK

Republic Corporate Headquarters


Crowe Horwath.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
of Republic Bancorp, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Republic Bancorp, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2012, 2011 and 2010 (not presented herein); and in our report dated March 13, 2013, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and statements of income is fairly stated in all material respects in relation to the consolidated financial statements from which they have been derived.

Crowe Horwath LLP

Louisville, Kentucky

REPUBLIC BANCORP, INC. Condensed Consolidated Balance Sheets
(In thousands)

	December 31,	
	2012	2011
ASSETS:		
Cash and cash equivalents	**$ 137,691**	$ 362,971
Securities available for sale	**438,246**	645,948
Securities to be held to maturity	**46,010**	28,074
Mortgage loans held for sale	**10,614**	4,392
Loans, net of allowance for loan losses	**2,626,468**	2,261,232
Federal Home Loan Bank stock, at cost	**28,377**	25,980
Premises and equipment, net	**33,197**	34,681
Goodwill	**10,168**	10,168
Other real estate owned	**26,203**	10,956
Other assets and accrued interest receivable	**37,425**	35,589
TOTAL ASSETS	**$ 3,394,399**	$ 3,419,991
LIABILITIES:		
Deposits:		
Non interest-bearing	**$ 479,046**	$ 408,483
Interest-bearing	**1,503,882**	1,325,495
Total deposits	**1,982,928**	1,733,978
Securities sold under agreements to repurchase and other short-term borrowings	**250,884**	230,231
Federal Home Loan Bank advances	**542,600**	934,630
Subordinated note	**41,240**	41,240
Other liabilities and accrued interest payable	**40,045**	27,545
Total liabilities	**2,857,697**	2,967,624
STOCKHOLDERS' EQUITY:		
Common Stock	**4,932**	4,947
Additional paid in capital	**132,686**	131,482
Retained earnings	**393,472**	311,799
Accumulated other comprehensive income	**5,612**	4,139
Total stockholders' equity	**536,702**	452,367
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 3,394,399**	$ 3,419,991

REPUBLIC BANCORP, INC. Condensed Consolidated Statements of Income

(In thousands, except per share data)

	Years ended December 31,		
	2012	2011	2010
INTEREST INCOME:			
Loans, including fees	**$ 170,542**	$ 177,715	$ 176,463
Taxable investment securities	**10,729**	15,309	14,590
Federal Home Loan Bank stock and other	**2,188**	2,091	2,420
Total interest income	**183,459**	195,115	193,473
INTEREST EXPENSE:			
Deposits	**5,074**	8,914	13,129
Securities sold under agreements to repurchase and other short-term borrowings	**375**	646	1,026
Federal Home Loan Bank advances	**14,833**	18,180	19,991
Subordinated note	**2,522**	2,515	2,515
Total interest expense	**22,804**	30,255	36,661
NET INTEREST INCOME	**160,655**	164,860	156,812
Provision for loan losses	**15,043**	17,966	19,714
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**145,612**	146,894	137,098
NON INTEREST INCOME:			
Service charges on deposit accounts	**13,496**	14,105	15,562
Refund transfer fees	**78,304**	88,195	58,789
Mortgage banking income	**8,447**	3,899	5,797
Debit card interchange fee income	**5,817**	5,791	5,067
Bargain purchase gain - Tennessee Commerce Bank	**27,614**	–	–
Bargain purchase gain - First Commercial Bank	**27,824**	–	–
Gain on sales of banking center	**-**	2,856	–
Net gain (loss) on sales, calls and impairment of securities	**56**	2,006	(221)
Other	**3,520**	2,772	2,664
Total non interest income	**165,078**	119,624	87,658
NON INTEREST EXPENSES:			
Salaries and employee benefits	**60,633**	54,966	55,246
Occupancy and equipment, net	**22,474**	21,713	21,958
Communication and transportation	**5,806**	5,695	5,418
Marketing and development	**3,429**	3,237	10,813
FDIC insurance expense	**1,403**	4,425	3,155
Bank franchise tax expense	**3,916**	3,645	3,187
Data processing	**4,309**	3,207	2,697
Debit card interchange expense	**2,462**	2,239	1,741
Supplies	**2,114**	2,353	2,359
Other real estate owned expense	**3,537**	2,356	1,829
Other	**16,662**	18,485	17,920
Total non interest expenses	**126,745**	122,321	126,323
INCOME BEFORE INCOME TAX EXPENSE	**183,945**	144,197	98,433
INCOME TAX EXPENSE	**64,606**	50,048	33,630
NET INCOME	**$ 119,339**	$ 94,149	$ 64,753
BASIC EARNINGS PER SHARE:			
Class A Common Stock	**$ 5.71**	$ 4.50	$ 3.11
Class B Common Stock	**$ 5.55**	$ 4.45	$ 3.06
DILUTED EARNINGS PER SHARE:			
Class A Common Stock	**$ 5.69**	$ 4.49	$ 3.10
Class B Common Stock	**$ 5.53**	$ 4.44	$ 3.04

Republic Bancorp, Inc. Directors

Craig A. Greenberg
Vice Chair, 21C Museum Hotel, LLC

Michael T. Rust
President and Chief Executive Officer, Kentucky Hospital Association

Sandra Metts Snowden
President, Metts Company Realtors

R. Wayne Stratton, CPA
Member-Owner, Jones, Nale & Mattingly PLC

Susan Stout Tamme
President, Louisville Market, Baptist Healthcare System

A. Scott Trager
President, Republic Bancorp, Inc.

Steven E. Trager
Chairman and Chief Executive Officer, Republic Bancorp, Inc.

Republic Bank & Trust Company Directors

Ronald F. Barnes, CPA/PFS/CGMA
Partner, Mountjoy Chilton Medley LLP

Campbell P. Brown
Vice President, Director, Brown Forman Corporation

Christopher A. Carmicle
President, Brown Jordan

Laura M. Douglas
V.P. Corporate Responsibility & Community Affairs, LG&E and KU Energy, LLC

D. Harry Jones
Owner, Jones Plastic & Engineering Corp.

Thomas M. Jurich
Vice President & Athletic Director, University of Louisville

William Patrick "Pat" Mulloy II
CEO, Elmcroft Senior Living

William K. "Kent" Oyler
Chief Executive Officer, OPM Services Inc.

A. Scott Trager
President, Republic Bank & Trust Company

Steven E. Trager
Chairman and Chief Executive Officer, Republic Bank & Trust Company

Mark A. Vogt
President, Galen College of Nursing

Republic Bank Directors

Henry Hanff, M.D.
Orthopedic Surgeon

John Rippy
Senior Vice President, Chief Legal and Compliance Officer, Republic Bank

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer, Republic Bank

A. Scott Trager
President, Republic Bank

Steven E. Trager
Chairman and Chief Executive Officer, Republic Bank

Doug Winton
Market President, Republic Bank

Republic Bancorp, Inc. Executive Officers

Steven E. Trager
Chairman, Chief Executive Officer and Director

A. Scott Trager
President and Director

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

Republic Bank & Trust Company

Executive Officers

Steven E. Trager
Chairman and Chief Executive Officer

A. Scott Trager
President

Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

Steve DeWeese
Executive Vice President and Managing Director of Retail Banking

Robert Arnold
Senior Vice President, Commercial Banking

Bill Nelson
President, Republic Processing Group

Senior Management

Acquisitions
Bill Ferko, Senior Vice President
Beau Baird, Vice President

Commercial Credit
Andy Powell, Senior Vice President

CRA/Compliance
Nancy Presnell, Senior Vice President

Community Relations
Carolle Jones Clay, Vice President

Facilities
Carol James, Vice President

Finance/Accounting
Juan Montano, Senior Vice President
Mike Newton, Vice President, Controller

General Counsel/Secretary
Mike Ringswald, Senior Vice President

Human Resources
Margaret Wendler, Senior Vice President

Information Technology
Wade Davis, Senior Vice President

Internal Audit
Ann Bauer, Vice President

Loan Operations
Chip Clements, Senior Vice President

Market Presidents
Bo Henry, Central Kentucky
Brian Wagner, Minnesota
Tom Saelinger, Northern Kentucky
Doug Winton, Florida
John Bennett, Tennessee

Marketing
Michael Sadofsky, Senior Vice President

Mortgage Lending
Chris Steiner, Vice President

Mortgage Warehouse Lending
Kevin Rost, Vice President

Operations
Shannon Reid, Senior Vice President

Private Banking
Lisa Butcher, Senior Vice President

Regional Management
Ron Jolly, Vice President
Scott Godthaab, Vice President
Kathy Potts, Senior Vice President
Wesley Reynolds, Vice President

Republic Processing Group
Mike Keene, Senior Vice President
Steve Pieragowski, Senior Vice President

Retail Collections
Lori Stevens, Vice President

Risk Management
John Rippy, Senior Vice President

Security
Mark Speevack, Assistant Vice President

Special Assets
Robert Cline, Vice President

Treasury
Greg Williams, Senior Vice President

Treasury Management
Jeff Nelson, Senior Vice President

Trust
Joe Sutter, Vice President

BANKING CENTER LOCATIONS

Republic Bank & Trust Company

Kentucky:			
Crestwood		6401 Claymont Crossing, Crestwood, KY 40014	502-241-0950
Elizabethtown		1690 Ring Road, Elizabethtown, KY 42701	270-769-6356
Frankfort		100 Highway 676, Frankfort, KY 40601	502-875-4300
Georgetown		430 Connector Road, Georgetown, KY 40324	502-570-8863
Lexington	Andover	3098 Helmsdale Place, Lexington, KY 40509	859-264-0990
	Chevy Chase	641 East Euclid Avenue, Lexington, KY 40502	859-255-6267
	Harrodsburg Road	2401 Harrodsburg Road, Lexington, KY 40504	859-224-1183
	Perimeter Drive	651 Perimeter Drive, Lexington, KY 40517	859-266-1165
	Tates Creek	3608 Walden Drive, Lexington, KY 40517	859-273-3933
Louisville	Baptist Hospital East	3950 Kresge Way, Louisville, KY 40207	502-897-3800
	Bardstown Road	2801 Bardstown Road, Louisville, KY 40205	502-459-2200
	Blankenbaker Parkway	11330 Main Street, Middletown, KY 40243	502-254-7555
	Brownsboro Road	4921 Brownsboro Road, Louisville, KY 40222	502-339-9700
	Corporate Center	601 West Market Street, Louisville, KY 40202	502-584-3600
	Dixie Highway	5250 Dixie Highway, Louisville, KY 40216	502-448-7000
	Fern Creek	10100 Brookridge Village Blvd., Louisville, KY 40291	502-231-5522
	Hikes Point	3902 Taylorsville Road, Louisville, KY 40220	502-451-2006
	Hurstbourne Parkway	661 South Hurstbourne Parkway, Louisville, KY 40222	502-425-2300
	Jeffersontown	3811 Ruckriegel Parkway, Louisville, KY 40299	502-266-5466
	Jewish Hospital	220 Abraham Flexner Way, Louisville, KY 40202	502-588-3115
	New Cut Road	5125 New Cut Road, Louisville, KY 40214	502-363-4644
	Outer Loop	4808 Outer Loop, Louisville, KY 40219	502-969-8999
	Poplar Level Road	1420 Poplar Level Road, Louisville, KY 40217	502-636-2661
	Prospect	9101 US Highway 42, Prospect, KY 40059	502-228-2755
	St. Matthews	3726 Lexington Road, Louisville, KY 40207	502-893-2533
	Springhurst	9600 Brownsboro Road, Louisville, KY 40241	502-339-2200
	West Broadway	2028 West Broadway, Suite 105, Louisville, KY 40203	502-772-7500
Northern Kentucky:			
Covington		535 Madison Avenue, Covington, KY 41011	859-581-2700
Florence		8513 U.S. Highway 42, Florence, KY 41042	859-525-9400
Independence		2051 Centennial Blvd., Independence, KY 41051	859-363-3777
Owensboro		3500 Frederica Street, Owensboro, KY 42301	270-684-3333
	Owensboro 54	3332 Villa Point Drive, Suite 101, Owensboro, KY 42303	270-683-2699
Shelbyville		1614 Midland Trail, Shelbyville, KY 40065	502-633-6660
Shepherdsville		438 Highway 44 East, Shepherdsville, KY 40165	502-543-1880
Indiana:			
Floyds Knobs	Highlander Point	4571 Duffy Road, Floyds Knobs, IN 47119	812-923-7300
Jeffersonville		3141 Highway 62, Jeffersonville, IN 47130	812-282-1200
New Albany	Charlestown Road	3001 Charlestown Crossing Way, New Albany, IN 47150	812-949-2600
Minnesota:			
Minneapolis	Bloomington	8500 Normandale Lake Blvd., Suite 110, Bloomington, MN 55437	952-257-1807
Tennessee:			
Nashville	Franklin	381 Mallory Station Road, Suite 207, Franklin, TN 37067	615-599-2274

Republic Bank

Florida:			
Hudson		9100 Hudson Avenue, Hudson, FL 34667	727-861-3500
Palm Harbor		34650 U.S. Highway 19, Palm Harbor, FL 34684	727-772-8400
Port Richey		9037 U.S. Highway 19, Port Richey, FL 34668	727-846-0066
Temple Terrace		11502 North 56th Street, Temple Terrace, FL 33617	813-989-3680
Ohio:			
Cincinnati	Blue Ash	9683 Kenwood Road, Blue Ash, OH 45242	513-793-7666

Republic Banking Centers

Louisville, KY	18
Lexington, KY	5
Owensboro, KY	2
Covington, KY	1
Crestwood, KY	1
Elizabethtown, KY	1
Florence, KY	1
Frankfort, KY	1
Georgetown, KY	1
Independence, KY	1
Shelbyville, KY	1
Shepherdsville, KY	1
Floyds Knobs, IN	1
Jeffersonville, IN	1
New Albany, IN	1
Bloomington, MN	1
Franklin, TN	1
Hudson, FL	1
Palm Harbor, FL	1
Temple Terrace, FL	1
Port Richey, FL	1
Blue Ash, OH	1



REPUBLIC BANCORP

601 West Market Street • Louisville, KY 40202 • 502.584.3600 • Toll-Free 888.584.3600

www.republicbank.com

RBCAA
NASDAQ
LISTED

REPUBLIC BANCORP™

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF REPUBLIC BANCORP, INC. THURSDAY, APRIL 25, 2013

To our shareholders: You are cordially invited to attend the 2013 Annual Meeting of Shareholders of Republic Bancorp, Inc. The following are details for the meeting:

Date: Thursday, April 25, 2013
Time: 9:00 A.M., EDT
Place: Republic Bank Building, Lower Level, 9600 Brownsboro Road, Louisville, Kentucky 40241

Items on the agenda:

1. To elect seven directors;
2. To ratify the appointment of Crowe Horwath LLP as the independent registered public accounting firm for 2013;
3. To, on an advisory basis, vote on the compensation of the Named Executive Officers; and,
4. To transact such other business as may properly come before the meeting.

Record date: The close of business on February 15, 2013 is the record date for determining the shareholders entitled to notice of, and to vote at, the 2013 Annual Meeting of Shareholders.

Your vote is important. Whether or not you plan to attend the Annual Meeting of Shareholders, we hope you will vote as soon as possible. Please review the instructions with respect to each of your voting options as described in the proxy statement and the Notice of Internet Availability of Proxy Materials.

IF YOU PLAN TO ATTEND: Please note that space limitations may make it necessary to limit attendance at the Annual Meeting of Shareholders. Shareholders holding stock in brokerage accounts ("street name holders") may be asked to produce a brokerage statement reflecting stock ownership as of the record date and provide photo identification. Cameras, recording devices or other like forms of electronic devices will not be permitted at the Annual Meeting of Shareholders.

Very truly yours,



Steven E. Trager
Chairman and Chief Executive Officer

Louisville, Kentucky
March 15, 2013

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 25, 2013.

The proxy statement and annual report to shareholders are available online at www.investorvote.com/RBCAA.

REPUBLIC BANCORP, INC.

601 West Market Street
Louisville, Kentucky 40202

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Republic Bancorp, Inc. (the "Company" or "Republic"). The proxies will be voted at the 2013 Annual Meeting of Shareholders ("Annual Meeting") of Republic on April 25, 2013, and at any adjournments of the meeting.

This proxy statement, notice of annual meeting and form of proxy are first being mailed or made available to shareholders on or about March 15, 2013. As used in this document, the terms "Republic," the "Company," "we," and "our" refer to Republic Bancorp, Inc., a Kentucky corporation.

VOTING

Record date. You are entitled to notice of and to vote at the Annual Meeting, if you held of record, shares of our Class A Common Stock or Class B Common Stock at the close of business on February 15, 2013. On that date, 18,658,066 shares of Class A Common Stock and 2,264,247 shares of Class B Common Stock were issued and outstanding for purposes of the Annual Meeting.

Voting rights. Each share of Class A Common Stock is entitled to one (1) vote and each share of Class B Common Stock is entitled to ten (10) votes. Based on the number of shares outstanding as of the record date, the shares of Class A Common Stock are entitled to an aggregate of 18,658,066 votes, and the shares of Class B Common Stock are entitled to an aggregate of 22,642,470 votes at the Annual Meeting.

Voting by proxy. If you received the Notice of Internet Availability of Proxy Materials, you may follow the instructions on that notice to access the proxy materials and download the proxy and vote online via the Internet. If you request a paper or electronic copy of the proxy materials, the proxy will be mailed or e-mailed to you along with the other proxy materials. If you received a paper copy of this proxy statement, the proxy card is enclosed. If a proxy card is properly executed, returned to Republic and not revoked, the shares represented by the proxy card will be voted in accordance with the instructions set forth on the proxy card. If no instructions are given, the shares represented will be voted (i) "For" the Board of Director nominees named in this proxy statement, (ii) "For" the ratification of Crowe Horwath LLP as the Company's independent registered public accounting firm for 2013, as well as (iii) "For" the approval, on an advisory basis, of the compensation of our Named Executive Officers, as disclosed in this proxy statement. For participants in the Republic Bancorp, Inc. 401(k) Retirement Plan (the "Plan"), the Plan Trustee shall vote the shares for which it has not received voting direction from the Plan participants, utilizing the same voting percentages derived from the Plan participants who did direct how their shares are to be voted. The Board of Directors at present knows of no other business to be brought before the Annual Meeting. However, persons named in the proxy, or their substitutes, will have discretionary authority to vote on any other business which may properly come before the Annual Meeting and any adjournment thereof and will vote the proxies in accordance with the recommendations of the Board of Directors.

You may attend the Annual Meeting even though you have executed a proxy. You may revoke your proxy at any time before it is voted by delivering written notice of revocation to the Secretary of Republic, by delivering a subsequent dated proxy, by voting by telephone or online through the Internet on a later date, or by attending the Annual Meeting and voting in person.

Quorum and voting requirements and counting votes. The presence in person or by proxy of the holders of a majority in voting power of the combined voting power of the Class A Common Stock and the Class B Common Stock will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted as being present or represented at the Annual Meeting for the purpose of establishing a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner is otherwise present by proxy but does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

The affirmative vote of a plurality of the votes duly cast is required for the election of directors. All other matters presented at the meeting will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes are not counted as votes cast on any matter to which they relate and will have no impact on the outcome of any matter.

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the outstanding shares of Republic as of February 15, 2013, based on information available to the Company. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. In the following table, information in the column headed "Class A Common Stock" does not reflect the shares of Class A Common Stock issuable upon conversion of Class B Common Stock. Information is included for:

(1) persons or entities who own more than 5% of the Class A Common Stock or Class B Common Stock outstanding;

(2) directors placed in nomination;

(3) the former Chairman, the current Chairman and Chief Executive Officer ("CHAIR/CEO"), the Chief Financial Officer ("CFO") and three other Named Executive Officers of Republic who earned the highest total compensation payout during 2012 (the "Named Executive Officers" or "NEOs"); and,

(4) all executive officers and directors of Republic as a group.

Except as otherwise noted, Republic believes that each person named below has the sole power to vote and dispose of all shares shown as owned by such person. Please note that the table provides information about the number of shares beneficially owned, as opposed to the voting power of those shares.

Executive officers, directors and director nominees as a group (collectively 11 persons) hold 70% of the combined voting power of the Class A and Class B Common Stock which represents 52% of the total number of shares of Class A and Class B Common Stock outstanding as of February 15, 2013 as detailed below:

	Class A Common Stock		Class B Common Stock		Class A and Class B Common Stock Combined	
Name	**Shares**	**Percent**	**Shares**	**Percent**	**Shares**	**Percent**
Five Percent Shareholders:						
Steven E. Trager 601 West Market Street Louisville, Kentucky 40202	8,583,156 (1)	45.9%	1,797,327(2)	79.4%	10,380,483	49.6%
Jean S. Trager 601 West Market Street Louisville, Kentucky 40202	8,194,035 (3)	43.9	1,250,279(4)	55.2	9,444,314	45.1
A. Scott Trager 601 West Market Street Louisville, Kentucky 40202	8,160,034 (5)	43.7	1,142,300(6)	50.4	9,302,334	44.4
Sheldon Gilman 500 W Jefferson St Suite 2100 Louisville, Kentucky 40202	7,967,392 (7)	42.7	1,107,515(8)	48.9	9,074,907	43.3
Teebank Family Limited Partnership 601 W Market St Louisville, Kentucky 40202	7,165,051 (9)	38.4	939,449(9)	41.5	8,104,500	38.7
The Estate of Bernard M. Trager 601 W Market St Louisville, KY 40202	288,283 (10)	1.5	671,583	29.7	959,866	4.6
Jaytee Properties Limited Partnership 601 W Market St Louisville, KY 40202	750,067 (9)	4.0	168,066(9)	7.4	918,133	4.4
Directors, Nominees and Named Executive Officers:						
Craig A. Greenberg	6,009(11)	*	-	*	6,009	*
Michael T. Rust	8,842(12)	*	-	*	8,842	*
Sandra Metts Snowden	22,866(13)	*	-	*	22,866	*
R. Wayne Stratton	20,860(14)	*	2,063(15)	*	22,923	*
Susan Stout Tamme	12,012(16)	*	-	*	12,012	*
Steven E. DeWeese	60,030(17)	*	-	*	60,030	*
William R. Nelson	14,799(18)	*	-	*	14,799	*
Kevin Sipes	54,718(19)	*	-	*	54,718	*
A. Scott Trager	8,160,034(5)	43.7	1,142,300(6)	50.4	9,302,334	44.4
Steven E. Trager	8,583,156(1)	45.9	1,797,327(2)	79.4	10,380,483	49.6
Directors, Nominees and All Executive Officers (11 persons):	9,042,558 (20)	48.4%	1,976,939(20)	87.3%	11,019,496	52.6%

* *Represents less than 1% of total*

(1) Includes 7,165,051 shares held of record by Teebank Family Limited Partnership ("Teebank") and 750,067 shares held of record by Jaytee Properties Limited Partnership ("Jaytee"). With respect to Teebank and Jaytee, Steven E. Trager is a general partner and a limited partner, both individually and as trustee, as well as co-trustee of a trust which is a general partner of each of these limited partnerships. Trusts for the benefit of, among others, Steven E. Trager's two children, are limited partners of both Teebank and Jaytee. Includes 7,478 shares held by Steven E. Trager's spouse. Includes 278,917 shares held of record by the Trager Family Foundation, a charitable foundation organized under Section 501(c)(3) of the Internal Revenue Code. Steven E. Trager shares voting and investment power over these shares with Jean S. Trager and Shelley Trager Kusman. Also includes 4,511 shares allocated to Steven E. Trager under Republic's Employee Stock Ownership Plan ("ESOP") and 7,573 shares held in Republic's 401(k) plan. Also includes 288,283 shares held by the estate of Bernard M. Trager, for which Steven E. Trager serves as executor.

(2) Includes 939,449 shares held of record by Teebank and 168,066 shares held of record by Jaytee. With respect to Teebank and Jaytee, Steven E. Trager is a general partner and a limited partner, both individually and as trustee, as well as co-trustee of a trust which is a general partner of each of these limited partnerships. Trusts for the benefit of, among others, Steven E. Trager's two children are limited partners of both Teebank and Jaytee. Also includes 1,215 shares held in Republic's 401(k) plan. Also includes 671,583 shares held by the estate of Bernard M. Trager, for which Steven E. Trager serves as executor.

(3) Includes 7,165,051 shares held of record by Teebank and 750,067 shares held of record by Jaytee. With respect to Teebank and Jaytee, Jean S. Trager is a limited partner and co-trustee of a trust which is a general partner of each of those limited partnerships. Also includes 278,917 shares held of record by the Trager Family Foundation of which Jean S. Trager shares voting and investment power with Steven E. Trager and Shelley Trager Kusman.

(4) Includes 939,449 shares held of record by Teebank and 168,066 shares held of record by Jaytee. With respect to Teebank and Jaytee, Jean S. Trager is a limited partner and co-trustee of a trust which is a general partner of each of these limited partnerships.

(5) Includes 7,165,051 shares held of record by Teebank and 750,067 shares held of record by Jaytee. A. Scott Trager is a limited partner of both Teebank and Jaytee. A. Scott Trager shares voting authority of both Teebank and Jaytee as a member of each partnership's voting committee. Includes 51,697 shares held of record by a family trust of which A. Scott Trager is a co-trustee and a beneficiary. Also includes 2,256 shares allocated to A. Scott Trager under Republic's ESOP, 22,551 shares held in Republic's 401(k) plan and 2,625 shares for options that are exercisable within 60 days.

(6) Includes 939,449 shares held of record by Teebank and 168,066 shares held of record by Jaytee. A. Scott Trager is a limited partner with shared voting authority of both Teebank and Jaytee. Includes 4,107 shares held of record by a family trust of which A. Scott Trager is a co-trustee and a beneficiary. Also includes 1,190 shares held in Republic's 401(k) plan.

(7) Includes 7,165,051 shares held of record by Teebank and 750,067 shares held of record by Jaytee. Sheldon Gilman, as trustee of trusts, is a limited partner of both Teebank and Jaytee. Sheldon Gilman shares voting authority of both Teebank and Jaytee as a member of each partnership's voting committee. Also includes 39,307 shares held by Sheldon Gilman's spouse.

(8) Includes 939,449 shares held of record by Teebank and 168,066 shares held of record by Jaytee. Sheldon Gilman, as trustee of trusts, is a limited partner of both Teebank and Jaytee. Sheldon Gilman shares voting authority of both Teebank and Jaytee as a member of each partnership's voting committee.

(9) Teebank and Jaytee are limited partnerships of which Steven E. Trager, Jean S. Trager, A. Scott Trager, Sheldon Gilman, as trustee of trusts, and The Estate of Bernard M. Trager are limited partners. Steven E. Trager is also a general partner of each partnership and is co-trustee with Jean S. Trager of a trust which is a general partner of Teebank and Jaytee. Teebank and Jaytee have a voting committee comprised of Steven E. Trager, A. Scott Trager and Sheldon Gilman. The committee directs the voting of the shares held by Teebank and Jaytee. The following table provides information about the units of Teebank and Jaytee owned by directors, officers and 5% shareholders of Republic. The number of units owned by the partners of Teebank and Jaytee are as follows:

Name	Number of Jaytee Units	Percent of Jaytee Units Outstanding	Number of Teebank Units	Percent of Teebank Units Outstanding
The Estate of Bernard Trager	75,858	3.8 %	292,873	14.6 %
Jean S. Trager	155,657 (a)	7.8 %	552,657 (c)	27.6 %
Steven E. Trager	307,474 (b)	15.4 %	372,859 (d)	18.7 %
A Scott Trager	5,281	*	5,281	*

* - *Represents less than 1% of total*

(a) Includes 135,657 limited units held by the Jean S. Trager Revocable Trust and 20,000 general units held by the Jean S. Trager Trust.
(b) Includes 267,474 limited and 20,000 general units held in a revocable trust and 20,000 general units held by the Jean S. Trager Trust.
(c) Includes 532,657 limited units held by the Jean S. Trager Revocable Trust and 20,000 general units held by the Jean S. Trager Trust.
(d) Includes 152,874 limited and 20,000 general units held in a revocable trust and 20,000 general units held by the Jean S. Trager Trust. Also includes 179,985 limited units held by the Trager Trust of 2012.

(10) Bernard M. Trager's date of death was February 10, 2012. Includes 2,917 shares allocated to Bernard M. Trager under Republic's ESOP and 6,566 shares held in Republic's 401(k) plan. Steven E. Trager is the executor of Bernard M. Trager's estate.

(11) Includes 6,009 shares issuable to Craig A. Greenberg upon vesting in accordance with the terms of the Company's deferred compensation plan.

(12) Includes 8,842 shares issuable to Michael T. Rust upon vesting in accordance with the terms of the Company's deferred compensation plan.

(13) Includes 247 shares held by Sandra Metts Snowden's spouse. Also includes 7,747 shares issuable to Sandra Metts Snowden upon vesting in accordance with the terms of the Company's deferred compensation plan.

(14) Includes 5,352 shares held jointly by R. Wayne Stratton with his spouse and 11,423 shares held by R. Wayne Stratton's spouse. R. Wayne Stratton shares investment and voting power over these shares. Also includes 4,085 shares issuable to R. Wayne Stratton upon vesting in accordance with the terms of the Company's deferred compensation plan.

(15) Includes 849 shares held jointly by R. Wayne Stratton with his spouse and 1,214 shares held by R. Wayne Stratton's spouse. R. Wayne Stratton shares investment and voting power over these shares.

(16) Includes 6,300 shares issuable to Susan Stout Tamme upon vesting in accordance with the terms of the Company's deferred compensation plan.

(17) Includes 3,778 shares allocated to Steven E. DeWeese under Republic's ESOP and 2,100 shares for stock options held by Steven E. DeWeese that are exercisable within 60 days. Also includes 5,682 shares held in Republic's 401(k) plan.

(18) Includes 1,799 shares allocated to William R. Nelson under Republic's ESOP and 10,000 shares for stock options held by William R. Nelson that are exercisable within 60 days.

(19) Includes 3,953 shares allocated to Kevin Sipes under Republic's ESOP and 2,625 shares for stock options held by Kevin Sipes that are exercisable within 60 days.

(20) Includes the shares as described above held by the directors, nominees and NEOs, along with an additional 14,347 shares, of which 4,104 shares are for stock options that are exercisable within 60 days.

PROPOSAL ONE: ELECTION OF DIRECTORS

Republic's Board of Directors is comprised of one class of directors that are elected annually. Each director serves a term of one (1) year or until his or her successor is duly elected or qualified. Republic's Bylaws provide for not less than five (5) or more than fifteen (15) directors. In accordance with the Company's Bylaws, the Board of Directors has fixed the number of directors to be elected at the 2013 Annual Meeting at seven (7). The Nominating Committee and the Board of Directors have nominated for election as directors: Steven E. Trager, A. Scott Trager, Craig A. Greenberg, Michael T. Rust, Sandra Metts Snowden, R. Wayne Stratton and Susan Stout Tamme. Each of the nominees is a current member of the Board of Directors.

Director nominees Craig A. Greenberg, Michael T. Rust, Sandra Metts Snowden, R. Wayne Stratton and Susan Stout Tamme comprise a majority of the Board of Directors and qualify as independent directors as defined in Rule 5605(a)(2) of the NASDAQ listing standards. While the Company is a "controlled company" as defined under the NASDAQ rules and thus is entitled to an exemption from the majority independence rule, the Company has not elected this exemption for its 2013 election of directors, but reserves the right to claim this exemption in the future.

Neither the Nominating Committee nor the Board of Directors has reason to believe that any nominee for director will not be available for election or to serve following election. However, if any of the nominees should become unavailable for election, and unless authority is withheld, the holders of the proxies solicited hereby will vote for such other individual(s) as the Nominating Committee or the Board of Directors may recommend.

The following table details the indicated information for each nominee and incumbent director and for the other currently serving executive officers who are listed in the compensation tables which follow but who are not nominees or incumbent directors:

Name and Principal Occupation for Past Five Years	Age	Director Since
Director Nominees:		
Steven E. Trager began serving as Chairman and CEO of Republic in February, 2012 and has served as Chairman and CEO of Republic Bank & Trust Company (the "Bank") since 1998. Since 2006, he also has served as Chairman of Republic Bank, a federally chartered thrift subsidiary based in Florida. From 1994 to 1997 he served as Vice Chairman of the Bank. From 1994 to 1998 he served as Secretary, and from 1998 to 2012 he served as President and CEO of Republic. Steven E. Trager received his undergraduate degree in finance at the University of Texas at Austin. He received his *Juris Doctor* degree from the University of Louisville Brandeis School of Law and engaged in the practice of law with the firm of Wyatt, Tarrant & Combs. He has more than twenty years banking experience. In 1994, he provided the leadership resulting in the complex merger and reorganization of the Republic group of multiple banks into a consolidated and more efficient banking structure. He provided the leadership for the Company's initial public offering. He also has direct experience in banking, finance, operations and retail management. His banking experience includes his service as past chairman for the Kentucky Bankers Association and his service as a board member of the Federal Reserve Bank of St. Louis' Louisville Branch. He also has leadership and directorate experience in multiple community service organizations. Based on Steven E. Trager's experience as a Bank Board Director, his direct banking experience, his proven leadership skills, his education and legal background, his extensive community involvement and his specific experience, qualifications and attributes herein disclosed, the Board has determined that he should continue to serve as Director.	52	1988
A. Scott Trager has served as President of Republic since February, 2012 and as President of Republic Bank & Trust Company since 1984. He has served as a director of Republic Bank since January, 2009. From 1994 to 2012, he served as Vice Chairman of Republic. A. Scott Trager holds a degree in Business Administration from the University of Tennessee and has spent his entire working career in various finance and banking capacities. He has extensive leadership experience in marketing, operations and retail branch management. He has extensive community board experience and broad-based community connections in the metropolitan Louisville area. Based on A. Scott Trager's experience as a Bank Board Director, his direct banking experience, his proven leadership skills, his educational background, his extensive community involvement and his specific experience, qualifications and attributes herein disclosed, the Board has determined that he should continue to serve as a Director.	60	1990

Name and Principal Occupation for Past Five Years (continued)	Age	Director Since
Director Nominees:		
Craig A. Greenberg is President of 21c Museum Hotels and Counsel with the general legal services law firm of Frost Brown Todd, LLC in Louisville, Kentucky. He served as a director of Republic Bank & Trust Company from 2006 to 2008 and has served as a director of Republic from 2008 to present.	39	2008
Craig A. Greenberg is a graduate of the University of Michigan where he served as Student Government President. He is a Harvard Law School *cum laude* graduate. He has extensive experience in securing and deploying New Markets Tax Credit investments and other federal tax credit programs. He has demonstrated skill in the raising and investment of assets in low-income communities across the country. He has direct experience in commercial finance and the development of multi-million dollar mixed-use commercial developments. He is the recipient of multiple community honors and is active in local civic and charitable organizations. Based on Craig A. Greenberg's experience as a Bank Board Director, his commercial finance and development knowledge, his educational background, including legal knowledge and skills, his extensive community involvement and his specific experience, qualifications and attributes herein disclosed, the Board has determined that he should continue to serve as a Director.		
Michael T. Rust is President of Kentucky Hospital Association ("KHA"), located in Louisville, Kentucky. He served as a director of Republic Bank & Trust Company from 2001 to 2007 and has served as a director of Republic from 2007 to present.	61	2007
Michael T. Rust graduated from the Glenville State College in West Virginia where he received his undergraduate degree in Business Administration. He received a Master's degree in Public Health from the University of Tennessee. He serves as a Community Based Faculty Member at the University of Kentucky. In his role as President of the KHA, he has extensive management and regulatory experience. He also has extensive advocacy experience in Washington, D.C. and Frankfort, Kentucky. He is a proven recruiter and organizer and has significant community involvement experience. He has leadership and directorate experience in multiple community service organizations. As a member of the Audit Committee, he is able to read and understand basic financial statements, such as a balance sheet, income statement and cash flow statements. Based on Michael T. Rust's experience as a Bank Board Director, his managerial and regulatory compliance background, his business and education background, his extensive community involvement, including governmental affairs and his specific experience, qualifications and attributes herein disclosed, the Board has determined that he should continue to serve as a Director.		

Name and Principal Occupation for Past Five Years (continued)	Age	Director Since
Director Nominees:		
Sandra Metts Snowden is President of Metts Company Inc., d/b/a Metts Company Realtors, Sandy Metts & Associates, a real estate sales, management, brokerage and development firm located in Louisville, Kentucky. She served as a director of Republic Bank & Trust Company from 1994 to 1999 and has served as a director of Republic from 1999 to present.	67	1999

Sandra Metts Snowden is a Certified Property Manager and a Certified Commercial Investment Member with an extensive background in management and real estate, including real estate sales, operations, maintenance, renovation, financing and leasing. As a member of the Audit Committee, she is able to read and understand basic financial statements, such as balance sheet, income statement and cash flow statements. She has experience as a Comprehensive Planning Committee member for the City of Louisville and her board appointments include a Kentucky gubernatorial appointment to the Board of Trustees of the University of Louisville. She has served in various roles with multiple community organizations and has been actively involved in Kentucky political campaigns in various high level capacities. At the same time, she has assumed volunteer roles in numerous non-profit organizations as a director, volunteer and fund raiser. She was instrumental in starting the STAR Program for autistic children at the University of Louisville, and she continues to serve as Chair of the STAR Board. Based on Sandra Metts Snowden's experience as a Bank Board Director, her managerial and real estate background, her entrepreneurial business background, her extensive community involvement and her specific experience, qualifications and attributes herein disclosed, the Board has determined that she should continue to serve as a Director.

R. Wayne Stratton is a Certified Public Accountant and a member-owner of the public accounting firm of Jones, Nale & Mattingly PLC located in Louisville, Kentucky. He served as a director of Republic Bank & Trust Company from 1994 to 1995 and has served as a director of Republic from 1995 to present, while also serving as Republic's financial expert on the Audit Committee.	65	1995

R. Wayne Stratton is a graduate of the University of Cincinnati with a Bachelor of Arts degree and a major in Accounting. He is accredited in Business Valuations by the American Institute of Certified Public Accountants and holds a Diplomat Certification in Forensic Accounting from the American College of Forensic Examiners. As a member of the Audit Committee, he is able to read and understand basic financial statements, such as a balance sheet, income statement and cash flow statements. He has been recognized as a top national tax accountant by *Money Magazine* and has received recognition and awards for his accounting expertise from multiple sources, including *Who's Who in Accounting and Finance* and *Who's Who in Executives and Business*. He has extensive experience in both the preparation and review of financial statements and statements of condition of publicly traded stock corporations. He meets NASDAQ's financial knowledge and sophistication requirements and qualifies as an "audit committee financial expert" under SEC rules. Based on R. Wayne Stratton's experience as a Bank Board Director, his managerial and accounting background, his education and certification as a Certified Public Accountant, his business background and his specific experience, qualifications and attributes herein disclosed, the Board has determined that he should continue to serve as a Director.

Name and Principal Occupation for Past Five Years (continued)	Age	Director Since
Director Nominees:		
Susan Stout Tamme is employed by Baptist Healthcare System, Inc. as President of the Louisville Market. She was formerly President and CEO of Baptist Hospital East from 1995 to 2011 and Vice President of Baptist Healthcare System, Inc. She served as a director of Republic Bank & Trust Company from 1999 to 2003 and has served as a director of Republic from 2003 to present.	62	2003
Susan Stout Tamme received an Associate degree in nursing from Eastern Kentucky University, a Bachelor of Science degree in nursing from the University of Louisville and a Master of Science degree in Health Systems Administration, also from the University of Louisville. She has extensive experience in administration, specifically in broad based multi-hospital systems and is proficient in working with department heads, clinical staff and governing regulatory bodies. She has leadership and directorate experience in multiple community service organizations and has received multiple community service awards for excellence and achievement. Based on Susan Stout Tamme's experience as a Bank Board Director, her managerial and administrative background, regulatory compliance experience, her extensive community involvement and her specific experience, qualifications and attributes herein disclosed, the Board has determined that she should continue to serve as a Director.		
Non-Director Executive Officers:		
Kevin Sipes has served as Executive Vice President and Treasurer of Republic and Republic Bank & Trust Company since 2002 and CFO of Republic and Republic Bank & Trust Company since 2000. He has served as a director of Republic Bank since 2006. He began serving as Chief Accounting Officer and Controller of Republic Bank & Trust Company in 2000. He joined Republic Bank & Trust Company in 1995.	41	N/A
William R. Nelson has served as President of Republic Processing Group, formerly known as (f/k/a) Tax Refund Solutions, of Republic Bank & Trust Company since 2007. He previously served as Director of Relationship Management of HSBC, Taxpayer Financial Services, in 2004 and was promoted to Group Director – Independent Program in 2006 through 2007. He previously served as Director of Sales, Marketing and Customer Service with Republic Bank & Trust Company from 1999 through 2004.	49	N/A
Steven E. DeWeese joined Republic Bank & Trust Company in 1990 and has held various positions within the Bank and Republic Bank since then. In 2000, he was promoted to SVP. In 2003, he was promoted to Managing Director of Business Development. In 2006, he was promoted to Managing Director of Retail Banking, and in January, 2010 he was promoted to Executive Vice President of Republic Bank & Trust Company and Republic Bank.	44	N/A

None of the directors placed in nomination currently holds or has in the past five (5) years held any directorships in any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Republic's directors were elected at the most recent Annual Meeting held on April 19, 2012, to a one (1) year term. The Company's executive officers are selected by the Board of Directors and hold office at the discretion of the Board of Directors.

Steven E. Trager and A. Scott Trager are cousins.

The Board of Directors recommends that shareholders vote "FOR" all of the proposed Board of Director nominees named in this proxy statement.

The Board of Directors and its Committees

The Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and shareholders' meetings. The Board of Directors held six (6) regularly scheduled board meetings in 2012. Each of the directors attended at least 75% of the total number of meetings of the Board of Directors and the committees on which such directors served during their respective terms of service in 2012. Also, some selected Company directors were paid a committee fee for attending certain Bank Committee meetings.

The Company believes it is both prudent and expedient and in the best interest of shareholders that the Chairman and CEO positions are combined and that such combination has no negative effect on the operation and direction of the Company. This structure allows the independent directors to concentrate on the oversight of the Company without the added burden of also addressing what are normally less material day to day managerial concerns. The Company does not have a lead independent director, but the independent directors meet privately following each regularly scheduled board meeting and have the authority to request to speak with any officer or employee of the Company and also have direct access to auditors, accountants and attorneys, if so requested by the independent Company directors.

While the Company's Board is ultimately responsible for risk oversight, selected Board committees play an important role in assisting the Board in fulfilling its oversight responsibilities. The Board evaluates risk factors at its regularly scheduled board meetings and also more specifically through its Nominating Committee, Compensation Committee, Audit Committee and its Compliance and Community Reinvestment Committee. The Compliance and Community Reinvestment Committee is a committee of the Bank's Board. Mr. Craig Greenberg and Mr. Steven E. Trager, both Company directors, serve on this Bank Committee.

The Committee assists the Board in monitoring the compliance and community reinvestment activity of the Bank, including compliance with all applicable laws and regulations with respect to compliance and community reinvestment, and compliance with any and all orders or agreements entered into between the Bank or Board with any of the Bank's regulatory supervision agencies. The Committee is responsible for the oversight of the Third Party Management Program for the Company on an enterprise-wide basis. It also monitors and oversees the activities of the Bank's Compliance and Community Reinvestment Department and monitors the Bank's Compliance Management System and is responsible for reviewing the Compliance Policy annually.

The Company Board and the Bank Board receive regular and timely reports from these committees. More specifically, the Audit Committee also regularly reviews risks associated with insurance, credit, debt, financial, accounting, legal, reputational, compliance, third party, information technology security and other risk matters involving the Company. Enterprise Risk management reports and Business Continuity Planning reports are received and reviewed by the Audit Committee. In addition, the Compensation Committee considers risks related to succession planning and approves the Company's Succession Plan. The Compensation Committee also considers risks related to the attraction and retention of critical employees and risks relating to the Company's compensation programs and contractual employee arrangements. In addition, the Compensation Committee reviews compensation and benefit plans affecting employees in addition to those applicable to the NEOs. The Company Board considers strategic risks and opportunities and regularly receives detailed reports from its committees regarding risk oversight. The Company's Board also receives regular reports directly from management and committee chairpersons. The Board is responsible for setting and formally approving policies regarding risk management and compliance oversight, as well as other matters. The Company employs a high level Risk Manager who regularly attends all Company Board meetings and who reports directly to the CHAIR/CEO of the Company.

Committees of the Company Board

The Company Board has three (3) standing committees to facilitate and assist the Board in the execution of its responsibilities. The Company Board committees consist of the Audit Committee, the Compensation Committee and the Nominating Committee. In accordance with NASDAQ listing standards, all the Board committees are comprised solely of non-employee, independent directors (as determined by the Company's Board in accordance with Rule 5605(a)(2) of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934). Charters for each Company Board committee, as well as the Code of Conduct and Ethics, are available on the Company's website at www.republicbank.com. Please note that the information contained on Republic's website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

The table below details current membership for each of the standing Board committees:

Audit Committee	Compensation Committee	Nominating Committee
Michael T. Rust	Craig A. Greenberg	Craig A. Greenberg
Sandra Metts Snowden	Sandra Metts Snowden*	Sandra Metts Snowden*
R. Wayne Stratton, CPA*	Susan Stout Tamme	Susan Stout Tamme

** - Denotes Committee Chairperson*

The *Audit Committee* held eight (8) meetings during 2012. The Company Board of Directors has evaluated the credentials of and designated and appointed R. Wayne Stratton, CPA, as Chairman of the Audit Committee and as the "audit committee financial expert" as required by Section 407 of the Sarbanes-Oxley Act of 2002.

The Company's Board of Directors adopted a written charter for the Audit Committee, which sets out the functions and responsibilities of the Audit Committee. As described in the charter, the Audit Committee, among other things, is directly responsible for the selection, oversight and compensation of the Company's independent registered public accounting firm. It is also responsible for the oversight of the accounting and financial reporting processes of the Company, audits of the financial statements and pre-approval of any non-audit services of the independent registered public accounting firm. The Audit Committee is responsible for making recommendations to the Company's Board of Directors with respect to: the review and scope of audit arrangements; the independent registered public accounting firm's suggestions for strengthening internal accounting controls; matters of concern to the Audit Committee, the independent registered public accounting firm, or management relating to the Company's consolidated financial statements or other results of the annual audit; the review of internal accounting procedures and controls with the Company's financial and accounting staff; the review of the activities and recommendations of the Internal Auditor and compliance auditors; and the review of the consolidated financial statements and other financial information published by the Company. Auditors for the Company are required to report directly to the Audit Committee. The Audit Committee is required to pre-approve all audit and permitted non-audit services provided by the Company's independent registered public accounting firm.

The Audit Committee has recommended, and the Board of Directors has approved and adopted, a Code of Conduct and Ethics Policy that applies to all directors, officers and employees of the Company and its banking subsidiaries, including the principal executive and financial officers, the controller and the principal accounting officer. The Company intends to post amendments to, or waivers from, its Code of Conduct and Ethics Policy, if any, that apply to the principal executive and financial officers, the controller or the principal accounting officer on its website. There were no amendments or waivers approved, granted or posted in 2012.

The *Compensation Committee* held two (2) meetings during 2012. The Compensation Committee makes recommendations to the Company's Board of Directors as to the amount and form of NEO compensation and option awards, if any. The Compensation Committee also reviews and approves the Company's and the Bank's Management Succession Plan on an annual basis. Neither the Compensation Committee, the Board, the Company, nor its management utilized the services of an independent consultant in 2012, nor do any of them have any current arrangements with any compensation advisors or consultants. The CHAIR/CEO makes recommendations to the Compensation Committee with respect to NEO compensation.

The *Nominating Committee* held one (1) meeting in 2012. In 2013, the Nominating Committee and the Company's Board of Directors approved the director nominees to be considered for election at the Annual Meeting. All director nominees for 2013 served as directors during 2012. No candidates for director nominees for the 2013 Annual Meeting election of directors were submitted to the Nominating Committee or the Company's Board of Directors for consideration by any non-management shareholder.

The Nominating Committee will consider candidates for director nominees at the 2014 Annual Meeting properly put forth by shareholders. Shareholders should submit nominations, if any, to the Company's Secretary, Michael A. Ringswald at 601 West Market Street, Louisville, Kentucky 40202 no later than November 15, 2013. The Nominating Committee will consider candidates who have a strong record of community leadership in the Company's and its banking subsidiaries' markets. Candidates should possess a strong record of achievement in both business and civic endeavors, possess strong ethics and display leadership qualities including the ability to analyze and interpret banking financial statements and regulatory requirements, the competence to evaluate endeavors of an entrepreneurial nature and be able to attract new Company banking relationships. Board diversity as a whole is also considered, although the Company does not have a formal diversity policy. Recommendations of the "Trager Family Members" (generally defined to include Steven E. Trager and Jean S. Trager and their descendants, and companies, partnerships or trusts in which they are majority owners or beneficiaries), as well as prior service and performance as a director, will also be strongly considered. The Company does not pay a third party fee to assist in identifying and evaluating director nominees, but the Company does not preclude the potential for utilizing such services, if needed, as may be determined at the discretion of the Nominating Committee. No candidate that was recommended by a beneficial owner of more than five percent (5%) of the Company's voting Common Stock was rejected. The "Trager Family Members" recommended all director nominees submitted to the Nominating Committee and the Company's Board of Directors; no other shareholders submitted a recommendation for a director nominee.

All Company directors attended the 2012 Annual Meeting. All Company directors are requested and are expected to attend the 2013 Annual Meeting.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee, which is comprised of three independent Company directors, is responsible for approving the compensation of the Company's NEOs and NEO compensation policies for Republic. The Company does not separately compensate its NEOs, all of whom are also executive officers of the Bank and all of whom are compensated directly by the Bank for their services.

In deciding to continue with Republic's existing executive compensation practices, the Compensation Committee has considered that the holders of over 99.3% of the votes cast on an advisory basis at Republic's 2011 annual meeting of shareholders approved the compensation of the Company's NEOs as disclosed in the proxy statement for that 2011 Annual Meeting. Also, in accordance with the affirmative votes cast at the Company's 2011 Annual Meeting of Shareholders to hold advisory votes on executive compensation every two (2) years, the shareholders will vote on the compensation of the NEOs at this Annual Meeting of Shareholders.

Objectives of Republic's Compensation Program. The purpose of Republic's Compensation Program is to establish and maintain suitable financial compensation and financial rewards for job performance that principally focuses on profit. Other goals are assigned and attributed to certain NEOs in the primary areas of loan and deposit growth, risk management and regulatory control, loan loss control, customer service and operations.

With respect to the NEOs listed in the Summary Compensation Table included in this proxy statement, the Compensation Committee also establishes goals other than profit goals in order to provide incentives for the NEOs to perform in the best interests of the Company and its shareholders and also to provide measurable components against which the NEOs' total performance and contributions can be evaluated. While those goals that may or may not be directly related to the Company's profit are defined and reviewed, pre-tax net income for the Company and its operating subsidiaries remains the central and most important goal in evaluating NEO compensation. Therefore, if profitability goals are met, compensation generally increases and some significant level or percentage of the NEOs' incentive potential will normally, but not necessarily, be awarded even if other NEO goals may not have been fully achieved.

The NEOs are currently comprised of Steven E. Trager, Chairman and Chief Executive Officer ("CHAIR/CEO"); A. Scott Trager, President ("PRES"); Kevin Sipes, Executive Vice President, Chief Accounting Officer and Chief Financial Officer ("CFO"); Steve DeWeese, Executive Vice President, Retail Lending ("EVP"), and William R. Nelson, President/Republic Processing Group f/k/a Tax Refunds Solutions ("PRES/RPG").

Compensation Elements. The Company's executive compensation program has three (3) principal components: base salary, the NEO incentive compensation program or incentive program, and the stock award program. Also, some NEOs, based on their respective participation, may also be included in the Company's Acquisition Bonus Program. Base salary compensation and the Company performance based incentive program are annual programs. The Acquisition Bonus Program depends on the Company's acquisition activity. The stock award program is not typically an annual program, but stock awards in the form of stock options or stock grants could be awarded at any time during the year to some or all of the Company's NEOs, subject to approval by the Compensation Committee and the Board of Directors. The NEOs also participate in Company-wide employee benefit plans and are rewarded, as part of their base compensation, additional selected business-related perquisites such as, by way of example, car allowances and country club memberships.

Purpose of Republic's Compensation Elements. The primary purpose of the base salary component of Republic's compensation program is to provide base compensation for ordinary living expenses. The Company wants to provide its NEOs with a base salary that supports a reasonable lifestyle that is comparable to their high and visible standing in the community, that supports the demands from the community given that standing and their community visibility and also provides reasonable compensation for the performance of their duties and responsibilities directly associated with their executive officer status. As long as the Company's financial performance is deemed acceptable, additions to base salary are typically granted annually in response to cost of living factor increases and as a reward for performance. While the Compensation Committee considers cost of living adjustments when evaluating base pay, such adjustments are not automatic, but are also dependent on satisfactory earnings and other performance factors. The Compensation Committee, in making this determination, used its collective judgment and the recommendations of the CHAIR/CEO in determining base compensation levels for 2013, and it does not apply any particular formula or measurement. Going forward, the Compensation Committee will continue to make its determinations by using its collective judgment and giving strong consideration to the recommendations of the CHAIR/CEO and it will continue not to apply any particular formula or measurement, but the Company's financial performance relative to budget will remain a primary consideration.

Company incentive potentials are set at the beginning of the Company's fiscal year by the Compensation Committee and are used to provide the NEOs with an incentive to improve both short-term and long-term Company performance. Stock awards are also granted from time to time to provide the NEOs with an incentive to maximize the Company's financial performance, as well as to provide a retention incentive. Acquisition bonus awards are granted to incentivize NEOs and other associates to maximize profit relating to acquisitions and provide for timely and accurate system conversions in order to maximize operational efficiencies.

Establishment of Compensation Levels. Republic's compensation elements are designed to be generally competitive with similar employment opportunities or positions in similar sized companies in the metropolitan Louisville, Kentucky area. The Compensation Committee, however, does not rely on benchmarking to determine its compensation elements; rather, the Compensation Committee gives strong consideration and does not typically deviate from the recommendations of the CHAIR/CEO, whose recommendations are based upon his subjective judgment. The Compensation Committee does annually review various benchmarking publications to determine if compensation levels are within reasonable ranges as compared to those benchmarks, but the benchmarks are not used to set compensation. The Compensation Committee has not previously engaged a third-party executive compensation consultant and has no immediate plans to do so in the future.

The CHAIR/CEO will make specific executive compensation recommendations to the Compensation Committee on all compensation elements, including equity incentives. The CHAIR/CEO will recommend his own compensation, which, if reasonable in the subjective judgment of the Compensation Committee, is normally and historically accepted and approved by the Compensation Committee and ultimately the Board of Directors without modification. The compensation of the remaining NEOs is principally recommended by the CHAIR/CEO.

This recommendation, if reasonable in the subjective judgment of the Compensation Committee, is also normally accepted and approved by the Compensation Committee and ultimately the Board of Directors without change. All salary and incentive executive compensation is approved by the Board of Directors after recommendation by the Compensation Committee.

NEO Incentive Compensation Program. The NEO incentive compensation program is designed to reward those individuals who contribute through their own performance and their influence on others to achieve and exceed Republic's financial goals. All NEO incentive compensation is tied to the Company's current year budgeted pre-tax net income goal as described above except for the PRES/RPG and the PRES. The PRES/RPG has goals expressly tied to the profitability of the Company's Republic Processing Group business operating segment. The PRES has goals expressly tied to the profitability of the Company's banking operations only, exclusive of the Republic Processing Group business operating segment. NEO incentive compensation is tied principally to the annual pre-tax net income achieved as compared to the internal annual budget. The incentive potential for each NEO has two tiers, a primary level tier and a superior performance tier. If the primary level tier is achieved, the NEO would likely be awarded at least 40% of his respective incentive potential. If the superior level tier is achieved, the NEO would likely be awarded at least 90% of his respective incentive potential. The budgeted profit goals are designed to be a challenge to meet, particularly the superior performance tier, but the budgeted goals are not set so as to be impractical or impossible. The NEO profit goals are designed to provide an incentive for the NEOs to achieve desired budgeted financial results. The Company profit goals should not be relied upon by any investor as an indication of management's prediction of its future performance.

The incentive compensation potential for the CHAIR/CEO and the CFO are tied to the total Company pre-tax net income. The total Company pre-tax net income objective at the primary level tier for 2013 is $59.3 million, and the superior performance tier level is $68.3 million. The incentive compensation potential of the PRES is tied principally to the profitability of the total Company pre-tax net income excluding the RPG business segment. The RPG business segment pre-tax net income objective at the primary level tier for 2013 is $10.1 million and the superior performance tier level is $15.1 million. Certain one-time financial events of a non-recurring nature, whether positive or negative, may be excluded from the pre-tax net income objective for incentive purposes.

In its discretion, the Company may modify its budgeted goals and the Compensation Committee may elect to exclude any extraordinary income or other items from its determination as to whether or not the financial goals were, in fact, met or substantially met. A percentage of the total incentive potential may be awarded to NEOs even if budgeted profitability goals are not fully achieved.

The Compensation Committee, on the recommendation of the CHAIR/CEO, sets individual incentive potentials at the end of each fiscal year to be applied to the next fiscal year for all NEOs. The incentive potential for 2012 was $185,000 for the CHAIR/CEO, $175,000 for the PRES, $425,000 for the PRES/RPG, $125,000 for the CFO, and $75,000 for the EVP.

The incentive potential for 2013 is $185,000 for the CHAIR/CEO, $175,000 for the PRES, $187,500 for the PRES/RPG, $125,000 for the CFO, and $75,000 for the EVP. The PRES/RPG is eligible for an additional $50,000 in incentive compensation in 2013 as a transitional bonus, due to the cessation of the Bank's Refund Anticipation Loan program. All NEOs except the PRES/RPG must be in good standing as of March 15, 2014, in order to receive any incentive approved for payment. The PRES/RPG must remain an employee in good standing as of August 2, 2013.

By written agreement with each NEO, the incentive compensation potential is subject to amendment, either upward or downward, at the discretion of the CHAIR/CEO. By written agreement with each NEO, the individual goals are subject to amendment at the discretion of the CHAIR/CEO.

There are potentially some occasions when an NEO may be awarded incentive bonus compensation based on factors such as competitive information about the salaries or bonuses paid for similar positions at other local companies or achievements other than profit, although no such incentive bonuses above the stated incentive bonus potential for any NEO were awarded in 2012.

Overall Company stock performance is not a component of evaluation for the purpose of NEO incentive compensation. Republic's stock is not actively traded and thus may be subject to market fluctuations beyond the reasonable control of management. Also, in the Compensation Committee's view, the significant stock holdings of the CHAIR/CEO and his related interests provide material executive motivation to not only preserve but to grow shareholder value, particularly long-term shareholder value.

Ultimately, the Compensation Committee believes that reasonable and consistent earnings over time will translate into appropriate and favorable stock performance. The Compensation Committee's policies are not designed to encourage Republic's NEOs to manage the Company on a quarter to quarter time horizon or even over a one year time period. Investment in capital improvements, product development and new market expansion can act to reduce short-term profits while providing for a larger future, longer-term profit potential and/or provide for the long-term soundness and sustainability of the Company's operations and, thus, its long-term profit potential. All of these factors are taken into account by the Compensation Committee in its subjective annual evaluation process and deliberations.

The Compensation Committee or the CHAIR/CEO is authorized to make adjustments in the terms and conditions of, and the criteria included in, the Bonus Plan in recognition of unusual or nonrecurring events, including acquisitions and dispositions of businesses and assets, affecting the Company, or the financial statements of the Company, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Compensation Committee's or CHAIR/CEO's assessment of the business strategy of the Company, economic and business conditions, personal performance of a participant, and any other circumstances deemed relevant.

Acquisition Bonus Plan. In addition to the incentive potential described above, certain NEOs may qualify under the Acquisition Bonus Plan, effective as of November 7, 2012, for an additional incentive bonus to be determined by the CHAIR/CEO relating to Bank acquisitions.

The purpose of the Acquisition Bonus Plan is to set forth the terms and conditions of financial rewards for the job performance of associates of the Company, including certain NEOs who materially participate in the negotiation, consummation, transition and contribute to the long-term profitability of acquisitions, whether through an asset purchase, stock purchase, merger or other corporate transaction. The Company may engage in a number of acquisitions from time to time, and each acquisition may have a Bonus Pool subject to the provisions of the Acquisition Bonus Plan.

The bonus pool, with respect to each acquisition, will be in an amount not to exceed $2,000,000, with the maximum amount of each such pool, up to the cap of $2,000,000, to be determined by the Company's CHAIR/CEO within 60 days of the closing of each acquisition.

The determination of the amount of Acquisition Bonus Plan awards that may be paid to any individual will be based on performance criteria as determined by the Compensation Committee and may include one or more of the following criteria: (a) successful branch consolidations and core system conversions; (b) a limitation of any losses resulting from operational errors to less than a discretionary dollar amount as determined by the CHAIR/CEO; (c) operating profit (gross or net); (d) earnings including operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items, or book value per share (which may exclude non-recurring items) or net earnings; (e) pre-tax income or after-tax income or pre-tax profits or after-tax profits; (f) revenue, revenue growth or rate of revenue growth; (g) return on assets (gross or net), return on investment (including cash flow return on investment), return on capital (including return on total capital or return on invested capital), or return on equity; (h) return on sales or revenues; (i) operating expenses; (j) cash flow (before or after dividends), free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, cash flow in excess of cost of capital or cash flow per share (before or after dividends); (k) implementation or completion of critical projects or processes; (l) operating margin or profit margin; (m) cost targets, reductions and savings, productivity and efficiencies; (n) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation and other legal matters, information technology, and goals relating to budget comparisons; (o) personal professional objectives, including any of the foregoing performance targets, the implementation of policies and plans, the negotiation of transactions, and the development of long-term business goals; (p) improvement in or attainment of expense levels or working capital levels; (q) operating portfolio metrics, or (r) any combination of, or a specified increase in, any of the foregoing. Where applicable, the performance targets may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, all as determined by the Compensation Committee. The performance targets may include a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. Each performance target shall be determined in accordance with generally accepted accounting principles, if applicable, and shall be subject to certification by the Compensation Committee provided that the Compensation Committee shall have the authority to adjust such targets in recognition of extraordinary items or other items that may not be infrequent or unusual but which may have inconsistent effects on performance.

The Acquisition Bonus Plan shall be administered by the Compensation Committee. The Compensation Committee has delegated to the CHAIR/CEO of the Company the authority, subject to such terms as the Compensation Committee shall determine, to perform such functions, including administrative functions, except that the Compensation Committee may not delegate authority to an officer or employee to grant a bonus award or otherwise make determinations with respect to the officer or employee to whom the authority is delegated.

Unless otherwise specifically determined by the Committee or CHAIR/CEO, the bonus award shall be deemed earned and vested only with respect to a participant who remains employed at the Company and is in good standing at the time of the determination. However, under certain special conditions, this requirement may be subject to waiver by the CHAIR/CEO.

Results Rewarded Under Republic's Compensation Program.

All NEOs, except the PRES/RPG, received a base salary increase of 2% to 4% effective December 24, 2012. The Committee recommended a 3% salary increase for the CHAIR/CEO to $365,000, 3% salary increase for the PRES to $360,500, a 4% salary increase for the CFO to $292,800 and a 2% increase for the EVP to $245,000.

The principal Company achievement that is rewarded under Republic's Incentive Compensation Program with respect to NEO compensation is the degree of attainment of Company profit goals as determined by budgeted income objectives. Consideration is given if profit objectives are not fully met due to factors beyond the control of the respective NEO. Such factors have historically included economic factors, regulatory changes impacting profit objectives, or management decisions that may impact current profitability in return for the potential for greater long-term profitability. These decisions may include such things as technology upgrades or other similar circumstances that were not evident when the budget was initially approved by Republic's Board of Directors. The Company Compensation Program is flexible and will take into account factors beyond the control of any NEO in determining the amount of compensation to be paid in any given year. If the Company's budgeted pre-tax net income goals are not achieved, then a percentage of the potential incentive payout may be awarded based on any intervening factors that may have been outside the control of the respective NEO, or due to other meaningful contributions of the respective NEO, or as a result of meaningful profitability performance even though the budgeted profitability goals may not have been fully met or even materially met. Nonetheless, Republic's Compensation Program does not automatically result in incentives being paid based on a pre-set percentage of any particular goal attainment. Given the Company's overall financial performance in 2012, all NEOs were awarded collectively as a group approximately 84% of their full potential incentive. The PRES/RPG was paid his Company incentive on December 4, 2012; the remaining NEOs are scheduled to be paid on March 15, 2013 for their performance in 2012.

The Company achieved its primary budget level for 2012 and was within approximately $500,000 of the Company's second tier budgeted goal for the year. As to the core Bank performance, it modestly exceeded budget by 6%. Acquisitions during 2012 were not included in this analysis. The Finance and Accounting departments were considered to be high performers in 2012, as well as the mortgage warehouse lending area. The Compensation Committee noted that Compliance, Collections and Bank credit quality were also good. As to RPG, and specifically TRS, it was determined that TRS was modestly short of its primary profit goal in 2012.

The Compensation Committee reviewed individual goal performance in addition to the Company's performance in approving incentive payouts. The Chair/CEO's Company incentive potential of $185,000 for 2012 is primarily based on total Company and Bank only gross operating profit goals for 2012. The Chair/CEO's Company incentive for 2012 payable March 15, 2013 was $166,500.

Given the overall contributions of the PRES and the CFO to total Company and Bank performance, the Compensation Committee approved a 90% incentive payout. The PRES's Company incentive potential of $175,000 for 2012 was primarily based on Bank only gross operating profit goals for 2012. The PRES's Company incentive for 2012 payable March 15, 2013 was $157,500. Also, under the Acquisition Bonus Plan, the PRES will be eligible for an award in 2014 of: a) $87,500 if gross operating profit for the Tennessee Commerce Bank ("TCB") Acquisition of $20,000,000 is achieved or b) $175,000 if gross operating profit for the TCB Acquisition of $30,000,000 is achieved.

The CFO's Company incentive potential of $125,000 for 2012 was primarily based on total Company and Bank only gross operating profit goals for 2012. The CFO's Company incentive for 2012, payable March 15, 2013, was $112,500. Under the Acquisition Bonus Plan the CFO was also paid $50,000 in 2012 for his performance relating to the TCB acquisition. Additional Acquisition Bonus Plan opportunity will be based on the following goals: a) $50,000 to be paid in 2014 if gross operating profit for the TCB Acquisition of $20,000,000 is achieved; or b) $100,000 if the gross operating profit for the TCB Acquisition of $30,000,000 is achieved. Also under the Acquisition Bonus Plan, the CFO will be awarded $10,000 in 2013 based on achieving the following goals: a) timely conversion of First Commercial Bank ("FCB") loan and deposit accounts to the Company's operating system; and b) limit operational (non-loan) losses at FCB to less than $50,000. In addition, upon analysis two (2) years following the date of the FCB acquisition, the CFO will be paid: a) $25,000 if gross operating profit for the FCB acquisition of $25,000,000 is achieved; or, b) $50,000 if gross operating profit for the FCB acquisition of $35,000,000 is achieved; or, c) $62,500 if a gross operating profit for the FCB acquisition of $40,000,000 is achieved.

The EVP's Company incentive potential of $75,000 was primarily based on total Company and Bank only gross operating profit goals for 2012. The EVP's Company incentive for 2012, payable March 15, 2013, was $45,000.

The PRES/RPG is on a different evaluation cycle than the other NEOs. The performance of the PRES/RPG was evaluated, and he received a base pay salary increase of approximately 3% to $276,040 on May 28, 2012. This increase was based on the performance of TRS during the 2012 tax season. The PRES/RPG will be subject to evaluation and a potential compensation increase during the second quarter of 2013. The incentive potential of $187,500 for the PRES/RPG is tied to the fiscal year 2012/2013 gross operating profit at the TRS division of RPG of $10 million after expenses but before taxes for the period of June 1, 2012 through May 31, 2013, plus an additional one-time transitional bonus of $50,000 to be paid August 2, 2013.

All qualifying Company and Bank associates received an additional 25% Company match for 2012 to their respective 401(k) qualified plan accounts as the Company exceeded its goals of an adjusted return on average assets of 1.0% and adjusted return on average equity of 15.0% during 2012.

Equity Compensation. The Company's primary form of equity-based incentive compensation has historically been incentive stock options. This form of compensation was historically used by the Company due to previously favorable accounting and tax treatment. Incentive stock options are also granted by the Company's competitors and the Compensation Committee believes incentive stock options have been an expectation of business executives in Republic's marketplace. Despite the ramifications from the adoption of the Financial Accounting Standards Board ("FASB") ASC Topic 718, the Compensation Committee believes that incentive stock options, as well as stock grants, constitute a favorable retention factor and enhance the Company's ability to maintain the employment of its high performing executives. Additionally, Republic's equity-based incentive agreements provide for a two (2) year prohibition, following the termination of employment of an equity-based incentive recipient, on the solicitation of any customer or the recruitment and hiring of any Company associate. The Company's equity-based incentive agreement also has confidentiality requirements which act to protect the Company's proprietary information. A violation of those provisions allows the Company to require a forfeiture of equity-based incentive or the profits derived from the sale of that stock if sold. All equity-based incentive agreements have a change in control provision providing for immediate vesting of any unexercised equity-based incentives.

Equity stock incentives for NEOs are typically recommended to the Compensation Committee by the CHAIR/CEO and are normally reviewed during the last calendar quarter when NEO performance during that calendar year can also be considered. In choosing the date for the grant of equity stock incentives, the Compensation Committee gives no consideration to market events, as any relationship between the equity stock incentive date and the price of the Company's stock on that date is strictly coincidental. No stock options were granted to any NEO during 2012; however stock awards were approved by the Compensation Committee during 2012.

The stock grant provision of the Company's 2005 Stock Incentive Plan provides for both stock option grants and stock awards. The Compensation Committee and the Board approved stock awards for NEOs A. Scott Trager, Kevin Sipes, William Nelson and Steve DeWeese. Of the stock awards approved by the Compensation Committee for NEOs in 2012, 50% of each award vests in five (5) years and the remaining amount vests at the sixth anniversary with 100% vesting upon death or disability. Dividends accrue and are to be paid upon vesting, and there is a first right of refusal in favor of the Company. On November 14, 2012, the Board approved an amendment to the 2005 Stock Incentive Plan to clarify these certain restrictions on the awards.

Post-Employment Benefits. As described under the heading "*Post-Employment Compensation*" elsewhere in this Proxy Statement, Republic has entered into Officer Compensation Continuation Agreements with each of the currently serving NEOs, with the exception of William Nelson. As described herein, the Officer Compensation Continuation Agreements provide for the payment to an NEO terminated following a change in control equal to up to 24 months of the NEO's base salary and benefits. The Company deems the agreements necessary for the maintenance of sound management and essential to protecting the best interests of the Company and its shareholders. The agreements are intended to encourage the NEOs to remain in the employment of the Company and to continue to perform their assigned duties without distraction in the face of potentially disruptive events that would normally surround a Company change in control. Potential payments and benefits under these arrangements have no bearing on the Compensation Committee's deliberations regarding all other compensation elements. The Company has modified these agreements to conform them to changes in law under Section 409A of the Internal Revenue Code of 1986, as amended.

The Bank entered into a death benefit agreement with the Founder, Bernard M. Trager effective September 10, 1996. The agreement provided for certain payment as described in more detail in this Proxy Statement. Bernard M. Trager was a full-time employee in good standing at the date of his death.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:

Sandra Metts Snowden, Chairwoman
Craig A. Greenberg
Susan Stout Tamme

DIRECTOR COMPENSATION

During 2012, non-employee directors of Republic and its principal banking subsidiary received fees of $2,000 for each board meeting attended and fees ranging from $150 to $750, based on the particular committee, for each committee meeting attended. On occasion, brief, typically single-issue telephonic meetings may be held for which there is no compensation. Non-employee directors have the option of allocating their fees into a Director Deferred Compensation Plan. Compensation paid or deferred to directors of Republic during 2012 for services as a director of Republic were as follows:

2012 DIRECTOR SUMMARY COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	All Other Compensation ($)	Total ($)
Craig A. Greenberg	20,700	-	-	-	(490)	-	20,210
Michael T. Rust	18,000	-	-	-	(444)	-	17,556
Sandra Metts Snowden	15,700	-	-	-	(558)	-	15,142
R. Wayne Stratton	19,500	-	-	-	(447)	-	19,053
Susan Stout Tamme	12,700	-	-	-	(310)	-	12,390

(1) Bernard M. Trager, Steven E Trager and A. Scott Trager, all of whom served as directors in 2012, are not included in this table as they received no additional compensation for their services as directors. The compensation received by these individuals is included in the "*Summary Compensation Table*."

(2) Of these fees, the directors deferred the entire amount of their fees earned, except for R. Wayne Stratton who deferred $15,907.

(3) The amounts in column (f) reflect cash dividend equivalents and the change in the stock value during 2012 on deferred compensation balances which reflect amounts deferred in 2012 and previous years and are deemed by the plan to be invested in Republic stock. Cash dividend equivalents are accumulated and converted into stock equivalents on a quarterly basis.

CERTAIN INFORMATION AS TO MANAGEMENT

The following table contains information concerning the compensation received by Republic's former CHAIR, its current CHAIR/CEO, its CFO and its other three most highly compensated NEOs for the fiscal year ended December 31, 2012:

2012 SUMMARY COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position (1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Bernard M. Trager, *Chairman and Director*	2012	68,504	-	-	-	-	-	2,059,979	2,128,483
	2011	587,000	-	-	-	87,500	-	33,711	708,211
	2010	587,000	-	-	-	70,000	-	32,021	689,021
William R. Nelson, *President, RPG*	2012	272,639	-	59,550	-	375,000	-	15,391	722,580
	2011	260,000	-	-	-	396,250	-	14,632	670,882
	2010	253,827	-	-	-	403,750	-	14,452	672,029
A. Scott Trager, *Vice Chairman and Director*	2012	350,000	-	148,875	-	157,500	-	39,484	695,859
	2011	338,500	-	-	-	140,000	-	42,251	520,751
	2010	331,500	-	-	-	87,500	-	42,118	461,118
Kevin Sipes, *EVP, CFO and Chief Accounting Officer*	2012	281,500	-	148,875	-	162,500	-	27,726	620,601
	2011	273,000	-	-	-	100,000	-	26,576	399,576
	2010	265,500	-	-	-	100,000	-	26,189	391,689
Steven E. Trager, *President, CEO, and Director*	2012	353,000	-	-	-	166,500	-	41,361	560,861
	2011	343,300	-	-	-	129,500	-	44,854	517,654
	2010	336,600	-	-	-	92,500	-	42,289	471,389
Steve DeWeese, *EVP*	2012	239,978	-	-	-	37,500	-	21,926	299,404

(1) The principal positions listed are as of December 31, 2012.

(2) The amounts in column (g) reflect incentive compensation earned during the year and paid on the Company's following March incentive payout date for achievement of corporate, individual and departmental goals, except for the PRES/RPG whose incentive was paid in the year listed and $50,000 paid to the CFO in August, 2012 related to the TCB acquisition.

(3) The amounts in column (i) include the following:

Name	401(k) Matching Contributions ($)	Life Insurance Policies ($)	Club Memberships ($)	Auto Allowance or Personal Use of Company Owned Vehicles ($)	Employee Stock Ownership Plan Allocation ($)(a)	Death Benefit Payout ($)(b)	Total ($)
Bernard M. Trager	3,011	87	3,156	1,600	2,376	2,049,749	2,059,979
William R. Nelson	13,125	837	-	-	1,429	-	15,391
A. Scott Trager	13,125	1,860	13,109	9,600	1,790	-	39,484
Kevin Sipes	13,125	1,860	-	9,600	3,141	-	27,726
Steven E. Trager	13,125	1,860	13,192	9,600	3,584	-	41,361
Steve DeWeese	13,125	1,116	4,683	-	3,002	-	21,926

(a) - The amounts reflect the dollar value of 112.4415 shares of stock for Bernard M. Trager, 169.6149 shares of stock for Steven E. Trager, 84.7313 shares of stock for A. Scott Trager, 67.651 shares of stock for William R. Nelson, and 148.6355 shares of stock for Kevin Sipes, using the $21.13 closing price of the shares as of December 31, 2012, when those shares are allocated to the NEO pursuant to the terms of the Company's ESOP.

(b) – The amount reflects the total death benefit payable to the estate of Bernard M. Trager pursuant to the terms of the death benefit agreement between the Bank and Bernard M. Trager on his date of death, February 10, 2012.

GRANTS OF PLAN BASED AWARDS DURING 2012

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (6)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Full Grant Date Fair Value of Awards
			Threshold	Target	Maximum	Threshold	Target	Maximum				
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/sh)	($)
(a)	(b)		(c)	(d)		(f)	(g)	(h)	(i)	(j)	(k)	(l)
Bernard M. Trager	-	-	-	-	-	-	-	-	-	-	-	-
Steven E. Trager	02/01/12	Annual Incentive	(1)	92,500	185,000	-	-	-	-	-	-	-
A Scott Trager	02/01/12	Annual Incentive	(1)	87,500	175,000	-	-	-	-	-	-	-
A Scott Trager	03/21/12	Acquisition Bonus	(2)	87,500	175,000	-	-	-	-	-	-	-
A Scott Trager	11/14/12	Stock Award	-	-	-	-	-	-	7,500	-	-	148,875
William R. Nelson	11/14/11	Annual Incentive	(1)	375,000	425,000	-	-	-	-	-	-	-
William R. Nelson	11/12/12	Annual Incentive	(4)	187,500	237,500	-	-	-	-	-	-	-
William R. Nelson	11/14/12	Stock Award	-	-	-	-	-	-	7,500	-	-	59,550
Kevin Sipes	02/01/12	Annual Incentive	(1)	62,500	125,000	-	-	-	-	-	-	-
Kevin Sipes	03/21/12	Acquisition Bonus	(2)	50,000	(3)	-	-	-	-	-	-	-
Kevin Sipes	03/21/12	Acquisition Bonus	(2)	50,000	100,000	-	-	-	-	-	-	-
Kevin Sipes	11/07/12	Acquisition Bonus	(2)	25,000	62,500	-	-	-	-	-	-	-
Kevin Sipes	11/07/12	Acquisition Bonus	(2)	10,000	(3)	-	-	-	-	-	-	-
Kevin Sipes	11/14/12	Stock Award	-	-	-	-	-	-	7,500	-	-	148,875
Steven E. DeWeese	02/01/12	Annual Incentive	(1)	37,500	75,000	-	-	-	-	-	-	-
Steven E. DeWeese	11/14/12	Stock Award	-	-	-	-	-	-	5,000	-	-	99,250

(1) Represents target and maximum payout levels for awards granted under the NEO Incentive Compensation Program for 2012 performance. The potential payouts are performance-driven and therefore completely at-risk. The performance goals and target payout under the Program for each NEO are described in the Compensation Discussion and Analysis. The actual amount of incentive compensation earned by each NEO is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table for the year in which it was earned. Additional information regarding the design of the NEO Incentive Compensation Program is included in the Compensation Discussion and Analysis.

(2) Represents target and maximum payout levels for awards granted under the Acquisition Bonus Plan during 2012. The potential payouts are performance-driven and therefore completely at-risk. The performance goals and target payouts under the Plan for each NEO are described in the Compensation Discussion and Analysis. The actual amount of incentive bonus earned by each NEO is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table for the year in which it is earned. Additional information regarding the design of the Acquisition Bonus Plan is included in the Compensation Discussion and Analysis.

(3) These awards granted under the Acquisition Bonus Plan during 2012 did not have threshold or maximum amounts.

(4) Represents target and maximum payout levels for awards granted under the NEO Incentive Compensation Program for 2013 performance.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2012

	Option Awards					Stock Awards			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Bernard M. Trager	-	-	-	-	-	-	-	-	-
Steven E. Trager	-	-	-	-	-	-	-	-	-
A. Scott Trager	2,625	-	-	23.87	12/07/13	7,500	158,475	-	-
		7,500		19.89	11/18/14				
		7,500		19.89	11/18/15				
William R. Nelson	-	-	-	-	-	3,000	63,390	-	-
		5,000		22.26	04/08/13				
		5,000		22.26	04/08/14				
		2,000		19.89	11/18/14				
		2,000		19.89	11/18/15				
Kevin Sipes	2,625	-	-	23.87	12/07/13	7,500	158,475	-	-
		7,500		19.89	11/18/14				
		7,500		19.89	11/18/15				
Steven E. DeWeese	2,100	-	-	23.87	12/07/13	5,000	105,650	-	-
		7,500		19.89	11/18/14				
		7,500		19.89	11/18/15				

(1) The first exercisable date for each option listed by expiration date is as follows:

Expiration Date	Exercisable Date
04/08/13	04/09/12
12/07/13	12/08/12
04/08/14	04/09/13
11/18/14	11/19/13
11/18/15	11/19/14

(2) One half of the stock awards vest in five (5) years on 11/14/17 and the remaining half of the stock awards vest in six (6) years on 11/14/18.

OPTIONS EXERCISES AND STOCK VESTED DURING 2012

	Option Awards		Stock Awards	
(a) Name	(b) Number of Shares Acquired on Exercise (#)	(c) Value Realized on Exercise ($)	(d) Number of Shares Acquired on Vesting (#)	(e) Value Realized on Vesting ($)
Bernard M. Trager	-	-	-	-
Steven E. Trager	-	-	-	-
A. Scott Trager	4,410	4,719	-	-
William R. Nelson	-	-	-	-
Kevin Sipes	4,410	4,719	-	-
Steven E. DeWeese	-	-	-	-

POST-EMPLOYMENT COMPENSATION

Republic Bank & Trust Company entered into a death benefit agreement with Bernard M. Trager which became effective September 10, 1996. The agreement provides, subject to certain conditions, for a payment in an amount equal to his average gross Internal Revenue Service ("IRS") W-2 income-taxable compensation during the two (2) completed calendar years just prior to his death, multiplied by three. The payment is to be paid to the designated beneficiary in thirty-six (36) consecutive equal installments, without interest, unless the Bank elects to pay a discounted lump sum. Payments under this agreement began during 2012, as a result of Mr. Trager's death.

Republic entered into Officer Compensation Continuation Agreements with Steven E. Trager and A. Scott Trager, which became effective January 12, 1995. Republic entered into an Officer Compensation Continuation Agreement with Kevin Sipes, which became effective June 15, 2001 (all collectively, "Agreements"). These Agreements provide for the payment of the executive officer's base salary for up to a period of two (2) years in the event of disability or if, following the announcement of a potential change in control, or after an actual change in control, the executive officer terminates his employment for "Good Reason" or his employment is terminated other than pursuant to death or for "Cause," as defined in the Agreements. "Good Reason" is defined to include a material diminution in duties or demotion, material change in benefit plans or fringe benefits, or a reduction in base salary. In addition, any stock options or other similar rights will become immediately exercisable upon a change in control that results in termination, and benefits provided by the Bank are to continue for the salary continuation period, to the extent possible, or alternative benefits are to be secured. For purposes of these Agreements, a change in control includes the acquisition by a person of beneficial ownership of securities representing greater voting power than held by the "Trager Family Members" as a group or a reduction to less than 25% of the combined voting power of the stock held by the "Trager Family Members."

Republic and its wholly-owned banking subsidiary, Republic Bank & Trust Company, approved separate Modification Agreements (collectively, "Modifications") to the Agreements on February 15, 2006. Each Modification conformed the Agreement to changes in law enacted under Section 409A of the Internal Revenue Code of 1986, as amended, and generally provided that payments under an Agreement to an executive who is a "key employee" may not commence earlier than six (6) months following the executive's separation from service from Republic and Republic Bank & Trust Company. The initial payment to an executive will include any make up payments that would have been made to the executive but for the delay due to the executive's status as a "key employee." In other respects, the original Agreements continue in effect, without change. The agreement signed by Kevin Sipes called for a lump sum payment at its present value, rather than continuation of periodic compensation payments. The Modification for Kevin Sipes provided that his lump sum would not be paid earlier than six (6) months following his separation from service. All of the Agreements limited the total value of the consideration paid to three times the five-year average of the executive's prior taxable compensation, so as to avoid lost tax deductions or excise taxes under Internal Revenue Code Section 280G.

In 2008, each of these agreements was amended and restated to incorporate prior changes and to conform to certain language and definitions, and clarify the timing of payment, to comply with Internal Revenue Code Section 409A final regulations.

The Agreements detailed above were renewed effective as of December 31, 2012 for a term to cover any change in control that occurs within three (3) years after that date. The Agreements are automatically extended for one (1) additional year at each December 31, to maintain a three (3) year coverage period, unless Republic gives notice to the executive(s) that it elects not to extend the Agreement(s).

Detail of executive agreements which trigger post-employment payments, trigger events and estimated payment amount/values follow:

Executive Name	Agreement Which Triggers Post-Employment Payments(1)	Trigger Event	Estimated Payment Amount/Value (2)(3)
Bernard M. Trager	Death Benefit Agreement	Death while employed and before a Change in Control	$2,049,749
Steven E. Trager	Officer Compensation Continuation Agreement	Termination of Employment after potential or actual Change in Control	$801,594
A. Scott Trager	Officer Compensation Continuation Agreement	Termination of Employment after potential or actual Change in Control	$820,040
Kevin Sipes	Officer Compensation Continuation Agreement	Termination of Employment after potential or actual Change in Control	$659 524

(1) Each of these agreements is described in more detail in the section above.

(2) The estimated values are determined based on the Agreements' terms, and assuming a trigger event for payment occurred on December 31, 2012, except for Bernard Trager, for whom the amount is the actual amount payable as a result of his death earlier in 2012. In the case of the Officer Compensation Continuation Agreements, (i) the value of benefits continuing for up to 24 months was assumed to be equal to two times the Bank's cost of health, life, long term disability, 401(k) and ESOP benefits for the executive for the fiscal year ending 2012 and (ii) because vesting accelerates on stock options upon change in control, an amount equal to the closing price for the Bancorp's stock as of the last trading date in 2012 less the exercise price of each now-unvested option (if positive), is also included. While each such agreement includes a cap on the total amounts owed based on the parachute limits of Internal Revenue Code Section 280G, that cap is not expected to reduce the amounts payable for any of these executives.

(3) Bernard Trager died on February 10, 2012. In accordance with his Death Benefit Agreement, the Bank is required to pay Mr. Trager's designated beneficiary an amount equal to $2,049,749, payable without interest in thirty-six consecutive monthly installments of approximately $56,937, which payments commenced in April, 2012. At any time, the Bank may elect to pay the remaining balance in a lump sum to Mr. Trager's designated beneficiary, and such payment will be discounted by an interest rate equal to the Bank's "prime rate".

AUDIT COMMITTEE REPORT

The Audit Committee has furnished the following report:

It is the responsibility of management to prepare the consolidated financial statements and the responsibility of Crowe Horwath LLP, Republic's independent registered public accounting firm, to audit the consolidated financial statements in accordance with the United States Generally Accepted Accounting Standards. The Audit Committee has adopted a written charter describing the functions and responsibilities of the Audit Committee. The Audit Committee charter is available on the Company's website at www.republicbank.com.

In connection with its review of Republic's consolidated financial statements for 2012, the Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with management;
- Discussed with the independent registered public accounting firm, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380);
- Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), and has discussed with the independent registered public accounting firm, the independent registered public accounting firm's independence; and,
- Approved the audit and non-audit services of the independent registered public accounting firm for 2012.

The Audit Committee has also discussed with management and the independent registered public accounting firm, the quality and adequacy of Republic's internal controls and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee reviewed with the independent registered public accounting firm their audit plans, audit scope and identification of audit risks. The Audit Committee has procedures in place to receive and address complaints regarding accounting, internal control, or auditing and other Company issues.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included as presented in Republic's Annual Report on Form 10-K for the year ended December 31, 2012.

Members of the Audit Committee:

R. Wayne Stratton, CPA, Chairman
Michael T. Rust
Sandra Metts Snowden

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Certain directors and executive officers, including certain members of the Compensation Committee and members of their immediate families and affiliates, were clients of and had transactions with Republic, the Bank or Republic Bank during 2012. Transactions which involved loans or commitments by the Bank were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collection or present other unfavorable features.

Susan Stout Tamme is the President, Louisville Market of Baptist Healthcare System, Inc. doing business as Baptist Hospital East, a hospital that leases space to Republic. Fees paid by Republic totaled $13,947 for the year ended December 31, 2012.

Craig A. Greenberg is of counsel to the law firm of Frost Brown Todd, LLC, a law firm that provides general legal services to Republic. Fees paid by Republic totaled $181,017 for the year ended December 31, 2012.

CERTAIN OTHER RELATIONSHIPS AND RELATED TRANSACTIONS

With respect to transactions involving the Company and its directors, officers, and 5% shareholders, the Audit Committee's charter provides that it will conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval by the Audit Committee is required for all such transactions (other than transactions governed by Regulation O of the Board of Governors of the Federal Reserve System, which have received the approval of the Board of Directors of the Company's bank subsidiaries). In reviewing a related party transaction, the Audit Committee considers the material terms of the transaction, including whether the terms are generally available to an unaffiliated third party under similar circumstances. In addition, the Board of Directors is informed of such related party transactions.

Leasing Arrangements. Within the Louisville, Kentucky, metropolitan area, Republic leases space in buildings owned by a limited liability company whose managing member is Jean S. Trager, and limited liability companies whose sole managing member is Jaytee, a partnership in which they own controlling interests and a shareholder of Republic. Steven E. Trager and A. Scott Trager, each a director and executive officer of Republic, are also partners in Jaytee. See notes to the table under "*Share Ownership*." The buildings include Republic Corporate Center, which serves as both the Company's main office and administrative headquarters in Louisville, Kentucky, and is owned and leased by Teeco, LLC, which is member managed by Jean S. Trager. During 2012, additional leasing relations included Republic Bank & Trust Company's Hurstbourne Parkway banking center which is owned and leased to Republic Bank & Trust Company by Jaytee – Hurstbourne, LLC, the Bardstown Road banking center which is owned and leased to Republic Bank & Trust Company by Jaytee – Bardstown, LLC and the Springhurst banking center which is owned and leased to Republic Bank & Trust Company by

Jaytee – Springhurst, LLC. In addition, space at the Republic Plaza location is owned and leased to Republic Bank & Trust Company by Jaytee Properties II SPE, LLC, of which Steven E. Trager is manager. Under certain of these lease arrangements, Republic was responsible for the fit-up and certain build out costs associated with the leased premises at those facilities. Altogether, these affiliates currently lease 166,121 square feet to Republic Bank & Trust Company and Republic Bank & Trust Company pays $271,139 per month in rent, with lease terms expiring between 2014 and 2019. The aggregate annual amount paid under these affiliate leasing arrangements in 2012 was $3,253,668. In accordance with the Audit Committee charter, each of the above leasing transactions was approved by the Board of Directors and the Audit Committee and all were determined by the Board of Directors and the Audit Committee to be on terms comparable to those that could have been obtained from unaffiliated parties.

Right of First Offer Agreement. On September 19, 2007, Republic entered into a Right of First Offer Agreement (the "Agreement") with Teebank Family Limited Partnership ("Teebank"), and Bernard M. Trager and Jean S. Trager (collectively, the "Tragers").

The Agreement does not restrict Teebank's sale of shares of Republic common stock up until the trigger date (the "Trigger Date") of the second to die of the Tragers. If Teebank desires to sell to a third party up to 1,000,000 shares of Class A common stock in the nine (9) months following the Trigger Date, Teebank must first offer the shares to Republic. Republic then has twenty (20) business days after the notice of a proposed sale to exercise the option, subject to satisfaction of any required regulatory notice requirements and receipt of all required regulatory approvals within sixty (60) days of the option exercise. The option exercise price is the Fair Market Value, as defined in the Agreement, of the shares on the closing date. Teebank is not required to consummate the transaction if the Fair Market Value on the closing date is less than 95% of the Fair Market Value on the date Teebank first gave notice of the proposed sale. Republic can exercise the option only if a majority of Republic's independent directors determine at the time of exercise that the exercise is in Republic's best interests.

The Agreement terminates on the first to occur of the following: (i) a Change in Control, as defined in the Agreement, of Republic, (ii) Republic's duty to file reports required under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 is suspended, or (iii) fourteen (14) months following the Trigger Date. In addition, Teebank may terminate the Agreement following a material change in the anticipated impact of the estate tax laws and regulations upon the Tragers or their estates.

Related Officers. Steven E. Trager, A. Scott Trager and Barbara Trager are relatives. Steven E. Trager and A. Scott Trager are cousins. A. Scott Trager and Barbara Trager are siblings. Barbara Trager, Senior Bank Liaison, received salary of $90,642, an incentive payout of $5,000 and other standard miscellaneous employee perquisites in 2012.

Relationships with Directors. There are no additional relationships with Republic directors not described in this section or the previous section of this proxy statement titled "*Compensation Committee Interlocks and Insider Participation.*"

Indebtedness of Directors, Executive Officers and Principal Shareholders. There is no absolute prohibition on personal loans to directors or executive officers of insured depository institutions. However, Federal banking laws require that all loans or extensions of credit by the Bank to the Company's or the Bank's executive officers and directors be made on substantially the same terms, including interest rate and collateral requirements, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. These loans must be of a type generally made available to the Company's employees or the public at large. In addition, loans made to executive officers, Company directors and Bank directors must be approved in advance by a majority of the disinterested members of the Board of Directors.

During 2012, directors and executive officers of Republic and other persons or entities with which they are affiliated or with whom they are members of the same immediate family were customers of and had in the ordinary course of business banking transactions with Republic. All loans included in such transactions were generally available to the public, were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, which loans do not involve more than the normal risk of collection or present other unfavorable features. As of December 31, 2012, directors, executive officers and principal shareholders of Republic and the Bank had loans outstanding of $16.896 million.

Split Dollar Insurance Agreement. By an agreement dated December 14, 1989, as amended August 8, 1994, the Bank entered into a split-dollar insurance agreement with a trust established by the Company's deceased former Chairman, Bernard M. Trager. Pursuant to the agreement, from 1989 through 2002 the Bank paid $690,000 in total annual premiums on the insurance policies held in the trust. The policies are joint-life policies payable upon the death of Ms. Jean Trager, as the survivor of her husband Bernard M. Trager. The cash surrender value of the policies was approximately $1.8 million as of December 31, 2012.

Pursuant to the terms of the trust, the beneficiaries of the trust will each receive the proceeds of the policies after the repayment of the $690,000 of indebtedness to the Bank. The aggregate amount of such unreimbursed premiums constitutes indebtedness from the trust to the Bank and is secured by a collateral assignment of the policies. As of December 31, 2012, the net death benefit under the policies was approximately $3.5 million. Upon the termination of the agreement, whether by the death of Ms. Trager or earlier cancellation, the Bank is entitled to be repaid by the trust the amount of indebtedness outstanding at that time.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Republic's officers, directors and greater than 10% beneficial owners to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers and directors are required to furnish Republic with copies of all Section 16(a) forms filed. Based solely upon review of copies of such forms received, or written representations that there were no unreported holdings or transactions, Republic believes that, for the most recent fiscal year, all Section 16(a) filing requirements applicable to its officers, directors and 10% beneficial owners were complied with on a timely basis.

SOLICITATION OF PROXIES

The cost of solicitation of proxies, if any, by the Board of Directors will be borne by Republic. Republic does not anticipate it will incur any cost. Some of Republic's directors and officers who will receive no additional compensation may solicit proxies in person and by telephone, electronic media, facsimile, and mail from brokerage houses and other institutions, nominees, fiduciaries and custodians, who will be requested to forward the proxy materials to beneficial owners of the Class A Common Stock and Class B Common Stock. Republic will, upon request, reimburse such intermediaries for their reasonable expenses in forwarding proxy materials but will not pay fees, commissions, or other compensation.

PROPOSAL TWO: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 16, 2013, the Audit Committee selected Crowe Horwath LLP to serve as Republic's independent registered public accounting firm and auditors for the fiscal year ending December 31, 2013. On behalf of Republic's Board of Directors, the Audit Committee of the Board retained Crowe Horwath LLP to audit the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting for 2013. Crowe Horwath LLP was chosen based on its performance in prior years, its responsiveness, technical expertise and the appropriateness of fees charged.

Crowe Horwath LLP has served as Republic's independent registered public accounting firm since the 1996 fiscal year. The Company's independent registered public accounting firm leases space from Jaytee-Springhurst, LLC, a limited liability company whose sole managing member is Jaytee, a Kentucky limited partnership of which the CHAIR/CEO and PRES of Republic are partners. The Company and Crowe Horwath LLP have determined that such leases constitute arm's length transactions and comply with all applicable independence standards. Crowe Horwath LLP representatives are expected to attend the 2013 Annual Meeting and will be available to respond to appropriate shareholder questions and will have the opportunity to make a statement if they desire to do so.

We are asking our shareholders to ratify the selection of Crowe Horwath LLP as our independent registered public accounting firm for 2013. Although ratification is not required by the Company's bylaws or otherwise, the Board is submitting the selection of Crowe Horwath LLP to our shareholders as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether or not it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of Republic and its shareholders.

The Board of Directors recommends a vote "FOR" the proposal to ratify the selection of Crowe Horwath LLP as the Company's independent registered public accounting firm for 2013.

AUDIT FEE TABLE

Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2012	$ 474,000	$ 5,500	$ 0	$ 33,000
2011	$ 303,000	$ 1,500	$ 0	$ 33,500

The Audit Committee has approved all services provided by Crowe Horwath LLP during 2012. Additional details describing the services provided in the categories in the above table are as follows:

Audit Related Fees

Fees for audit related services provided by Crowe Horwath LLP in 2012, as disclosed in the above "Audit Fee Table," primarily include assistance with the review of various accounting standards.

All Other Fees

Fees for all other services provided by Crowe Horwath LLP, as disclosed in the above "Audit Fee Table," relate to a 401(k) benefit plan audit and a mandated U.S. Department of Housing and Urban Development (HUD) Federal Housing Administration (FHA) compliance audit.

The Audit Committee of the Board of Directors has determined that the provision of the services covered under the caption "Audit Related Fees" above is compatible with maintaining the independent registered public accounting firm's independence.

Pre-Approval Policies and Procedures

The Audit Committee's charter provides that the committee will pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent registered public accounting firm, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 which are approved by the Audit Committee before the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting.

PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company's compensation policies and decisions are designed to promote the Company's business strategies and the interests of its shareholders by providing incentives needed to attract, motivate and retain key executives who are critical to our long-term success as a financial institution.

Shareholders are urged to read the "Compensation Discussion and Analysis" section of this Proxy Statement, which discusses how our compensation design and practices reflect our compensation philosophy. The Compensation Committee and the Board of Directors believe that its compensation design and practices are effective in implementing the Company's strategic goals and business strategies.

We are required to submit a proposal to shareholders for a (non-binding) advisory vote to approve the compensation of our NEOs pursuant to Section 14A of the 1934 Act. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on the compensation of the NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the compensation practices described in this proxy statement. Accordingly, the following resolution is submitted for stockholder vote at the 2013 Annual Meeting:

"RESOLVED, that the shareholders of Republic Bancorp, Inc. approve, on an advisory basis, the compensation of its Named Executive Officers as disclosed in the Proxy Statement for the 2013 Annual Meeting, including the Summary Compensation Table and the Compensation Discussion and Analysis set forth in such Proxy Statement and other related tables and disclosures."

As this is an advisory vote, the result will not be binding on the Company, the Board of Directors or the Compensation Committee, although the Compensation Committee will consider the outcome of the vote when evaluating the compensation program. Proxies submitted without direction pursuant to this solicitation will be voted "FOR" the approval of the compensation of the Company's NEOs, as disclosed in this proxy statement.

The Board of Directors recommends that shareholders vote "FOR" the approval, on an advisory basis, of the compensation of its Named Executive Officers, as disclosed in this proxy statement.

SHAREHOLDERS' COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders who want to communicate in writing with the Board of Directors, or specified directors individually, may send proposed communications to Republic's Corporate Secretary, Michael A. Ringswald at 601 West Market Street, Louisville, Kentucky 40202. The proposed communication will be reviewed by the Audit Committee and the General Counsel. If the communication is appropriate and serves to advance or improve the Company or its performance, contains no objectionable material or language, is not unreasonable in length and is directly applicable to the business of Republic, it is expected that the communication will receive favorable consideration for presentation to the Board of Directors or appropriate director(s).

OTHER MATTERS

The Board of Directors does not know of any matters to be presented at the Annual Meeting other than as specified in this proxy statement. If, however, any other matters should properly come before the 2013 Annual Meeting, it is intended that the persons named in the enclosed proxy, or their substitutes, will vote such proxy in accordance with their best judgment on such matters.

SHAREHOLDER PROPOSALS

Shareholders who desire to present proposals at the 2014 Annual Meeting must forward them in writing to the Secretary of Republic so that they are received no later than November 15, 2013, in order to be considered for inclusion in Republic's proxy statement for such meeting. Shareholder proposals submitted after January 28, 2014, will be considered untimely, and the proxy solicited by Republic for next year's Annual Meeting may confer discretionary authority to vote on any such matters without a description of them in the proxy statement for that meeting.

ANNUAL REPORT

Republic's 2012 Annual Report on Form 10-K, with certain exhibits, is enclosed with this proxy statement. The 2012 Annual Report on Form 10-K does not form any part of the material for the solicitation of proxies.

Any shareholder who wishes to obtain a copy, without charge, of Republic's Annual Report on Form 10-K for its fiscal year ended December 31, 2012, which includes financial statements and financial statement schedules, and is required to be filed with the Securities and Exchange Commission, may contact Michael A. Ringswald, Secretary, at 601 West Market Street, Louisville, Kentucky 40202, or at telephone number (502) 561-7128.

BY ORDER OF THE BOARD OF DIRECTORS



Michael A. Ringswald, Secretary

Louisville, Kentucky
March 15, 2013

Please vote at www.investorvote.com/RBCAA or mark, date, sign, and return the enclosed proxy as promptly as possible, whether or not you plan to attend the 2013 Annual Meeting in person. If you do attend the 2013 Annual Meeting, you may still vote in person, since the proxy may be revoked at any time prior to its exercise by delivering a written revocation of the proxy to the Secretary of Republic.

U.S.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number: 0-24649

REPUBLIC BANCORP™

REPUBLIC BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0862051
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

601 West Market Street, Louisville, Kentucky	40202
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (502) 584-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☑ Yes ☐ No

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2012 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $223,268,529 (for purposes of this calculation, the market value of the Class B Common Stock was based on the market value of the Class A Common Stock into which it is convertible).

The number of shares outstanding of the registrant's Class A Common Stock and Class B Common Stock, as of February 15, 2013 was 18,658,066 and 2,264,247.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes:

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held April 25, 2013 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains statements relating to future results of Republic Bancorp, Inc. that are considered "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally, but not exclusively, contained in Part I Item 1 "*Business,*" Part I Item 1A "*Risk Factors*" and Part II Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

As used in this filing, the terms "Republic," the "Company," "we," "our" and "us" refer to Republic Bancorp, Inc., and, where the context requires, Republic Bancorp, Inc. and its subsidiaries; and the term the "Bank" refers to the Company's subsidiary banks: Republic Bank & Trust Company and Republic Bank.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures, equity and fixed income market fluctuations, personal and corporate customers' bankruptcies, inflation, recession, acquisitions and integrations of acquired businesses, technological changes, changes in law and regulations or the interpretation and enforcement thereof, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, success in gaining regulatory approvals when required, as well as other risks and uncertainties reported from time to time in the Company's filings with the Securities and Exchange Commission ("SEC") included under Part 1 Item 1A "*Risk Factors.*"

Broadly speaking, forward-looking statements include:

- projections of revenue, income, expenses, losses, earnings per share, capital expenditures, dividends, capital structure or other financial items;
- descriptions of plans or objectives for future operations, products or services;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

The Company may make forward-looking statements discussing management's expectations about various matters, including:

- loan delinquencies, non-performing loans, impaired loans and troubled debt restructurings ("TDR"s);
- further developments in the Bank's ongoing review of and efforts to resolve possible problem credit relationships, which could result in, among other things, additional provision for loan losses;
- deteriorating credit quality, including changes in the interest rate environment and reducing interest margins;
- future credit losses and the overall adequacy of the allowance for loan losses;
- potential write-downs of other real estate owned ("OREO");
- potential recast adjustments to acquisition day fair values ("day-one fair values");
- future short-term and long-term interest rates and the respective impact on net interest margin, net interest spread, net income, liquidity and capital;
- future long-term interest rates and their impact on the demand for Mortgage Banking products and warehouse lines of credit;
- the future value of mortgage servicing rights;
- the future regulatory viability of the Tax Refund Solutions ("TRS") division;
- the future operating performance of TRS, including the impact of the cessation of Refund Anticipation Loans ("RALs");
- future Refund Transfers ("RTs"), formerly referred to as Electronic Refund Check/Electronic Refund Deposit ("ERC/ERD" or "AR/ARD"), volume for TRS;
- the impact to net income resulting from the termination of material TRS contracts;
- future revenues associated with RTs at TRS;
- future financial performance of Republic Payment Solutions ("RPS");
- future financial performance of Republic Credit Solutions ("RCS");
- potential impairment of investment securities;
- the extent to which regulations written and implemented by the Federal Bureau of Consumer Financial Protection, and other federal, state and local governmental regulation of consumer lending and related financial products and services may limit or prohibit the operation of the Company's business;

- financial services reform and other current, pending or future legislation or regulation that could have a negative effect on the Company's revenue and businesses, including the Dodd-Frank Act and legislation and regulation relating to overdraft fees (and changes to the Bank's overdraft practices as a result thereof), debit card interchange fees, credit cards, and other bank services;
- the impact of new accounting pronouncements;
- legal and regulatory matters including results and consequences of regulatory guidance, litigation, administrative proceedings, rule-making, interpretations, actions and examinations;
- future capital expenditures;
- the strength of the U.S. economy in general and the strength of the local economies in which the Company conducts operations;
- the Bank's ability to maintain current deposit and loan levels at current interest rates; and,
- the Company's ability to successfully implement future growth plans, including but not limited to the acquisitions of failed banks.

Forward-looking statements discuss matters that are not historical facts. As forward-looking statements discuss future events or conditions, the statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions. Do not rely on forward-looking statements. Forward-looking statements detail management's expectations regarding the future and are not guarantees. Forward-looking statements are assumptions based on information known to management only as of the date the statements are made and management may not update them to reflect changes that occur subsequent to the date the statements are made. *See additional discussion under the sections titled Part I Item 1 "Business," Part I Item 1A "Risk Factors" and Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

PART I

Item 1 Business.

Republic Bancorp, Inc. ("Republic" or the "Company") is a bank holding company headquartered in Louisville, Kentucky. Republic is the parent company of Republic Bank & Trust Company ("RB&T") and Republic Bank ("RB") (collectively referred together as the "Bank"), and Republic Invest Co. Republic Invest Co. includes its subsidiary, Republic Capital LLC. The consolidated financial statements also include the wholly-owned subsidiaries of RB&T: Republic Financial Services, LLC, TRS RAL Funding, LLC and Republic Insurance Agency, LLC. Republic Bancorp Capital Trust ("RBCT") is a Delaware statutory business trust that is a wholly-owned, unconsolidated finance subsidiary of Republic Bancorp, Inc. Incorporated in 1974, Republic became a bank holding company when RB&T became authorized to conduct commercial banking business in Kentucky in 1981.

RB&T's banking centers are primarily located in Kentucky and Southern Indiana. Additionally, RB&T has one banking center in metropolitan Minneapolis, Minnesota and one in metropolitan Nashville, Tennessee. RB's banking centers are primarily located in metropolitan Tampa, Florida; with one office in Cincinnati, Ohio.

The principal business of Republic is directing, planning and coordinating the business activities of the Bank. The financial condition and results of operations of Republic are primarily dependent upon the results of operations of the Bank. At December 31, 2012, Republic had total assets of $3.4 billion, total deposits of $2.0 billion and total stockholders' equity of $537 million. Based on total assets as of December 31, 2012, Republic ranked as the second largest Kentucky-based bank holding company. The executive offices of Republic are located at 601 West Market Street, Louisville, Kentucky 40202, telephone number (502) 584-3600. The Company's website address is www.republicbank.com.

Website Access to Reports

The Company makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available free of charge through its website, www.republicbank.com, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC.

General Business Overview

As of December 31, 2012, the Company was divided into three distinct business operating segments: Traditional Banking, Mortgage Banking and Republic Processing Group ("RPG"). During 2012, the Company realigned the previously reported TRS segment as a division of the newly formed RPG segment. Along with the TRS division, Republic Payment Solutions ("RPS") and Republic Credit Solutions ("RCS") also operate as divisions of the newly formed RPG segment. The RPS and RCS divisions are considered immaterial for segment reporting. Net income, total assets and net interest margin by segment for the years ended December 31, 2012, 2011 and 2010 are presented below:

	Year Ended December 31, 2012			
(dollars in thousands)	**Traditional Banking**	**Mortgage Banking**	**Republic Processing Group**	**Total Company**
Net income	**$ 55,174**	**$ 3,279**	**$ 60,886**	**$ 119,339**
Total assets	**3,371,934**	**15,752**	**6,713**	**3,394,399**
Net interest margin	**3.64%**	**NM**	**NM**	**4.82%**

	Year Ended December 31, 2011			
(dollars in thousands)	Traditional Banking	Mortgage Banking	Republic Processing Group	Total Company
Net income	$ 26,463	$ 344	$ 67,342	$ 94,149
Total assets	3,099,426	10,880	309,685	3,419,991
Net interest margin	3.55%	NM	NM	5.09%

	Year Ended December 31, 2010			
(dollars in thousands)	Traditional Banking	Mortgage Banking	Republic Processing Group	Total Company
Net income	$ 17,895	$ 2,618	$ 44,240	$ 64,753
Total assets	3,026,628	23,359	572,716	3,622,703
Net interest margin	3.57%	NM	NM	4.65%

NM – Not Meaningful

For expanded segment financial data see Footnote 21 "Segment Information" of Part II Item 8 "Financial Statements and Supplementary Data."

(I) Traditional Banking segment

As of December 31, 2012, in addition to an internet delivery channel, Republic had 44 full-service banking centers with locations as follows:

- Kentucky – 34
  - Metropolitan Louisville – 20
  - Central Kentucky – 11
    - Elizabethtown – 1
    - Frankfort – 1
    - Georgetown – 1
    - Lexington – 5
    - Owensboro – 2
    - Shelbyville, Kentucky - 1
  - Northern Kentucky – 3
    - Covington, Kentucky – 1
    - Florence, Kentucky – 1
    - Independence, Kentucky - 1
- Southern Indiana – 3
  - Floyds Knobs – 1
  - Jeffersonville – 1
  - New Albany – 1
- Metropolitan Tampa, Florida – 4*
- Metropolitan Cincinnati, Ohio – 1*
- Metropolitan Nashville, Tennessee – 1
- Metropolitan Minneapolis, Minnesota – 1

** - Denotes a RB location*

Effective January 27, 2012, RB&T assumed substantially all of the deposits and certain other liabilities and acquired certain assets of Tennessee Commerce Bank ("TCB"), headquartered in Nashville, Tennessee from the Federal Deposit Insurance Corporations ("FDIC"), as receiver for TCB. This acquisition of a failed bank represented a single banking center located in metropolitan Nashville and RB&T's initial entrance into the Nashville market.

Effective September 7, 2012 RB&T acquired substantially all of the assets and assumed substantially all of the liabilities of First Commercial Bank ("FCB"), headquartered in Bloomington, Minnesota from the FDIC, as receiver for FCB. This acquisition of a failed bank represented a single banking center located in metropolitan Minneapolis and RB&T's initial entrance into the Minneapolis market.

Lending Activities

The Bank principally markets its lending products and services through the following delivery channels:

Mortgage Lending – A major component of the Bank's lending activities consists of the origination of single family, first lien residential real estate loans collateralized by owner occupied property, predominately located in the Bank's primary market areas. Additionally, the Bank offers home equity loans and home equity lines of credit. These loans are originated through the Bank's retail banking center network.

- The Bank generally retains adjustable rate mortgage ("ARM") single family, first lien residential real estate loans with fixed terms up to ten years. All mortgage loans retained on balance sheet are included as a component of the Company's "Traditional Banking" segment and are discussed below and elsewhere in this filing.

- Single family, first lien residential real estate loans with fixed rate terms of 15, 20 and 30 years are generally sold into the secondary market. Their accompanying mortgage servicing rights ("MSRs"), which may be either sold or retained, are included as a component of the Company's "Mortgage Banking" segment and are discussed below and elsewhere in this filing. In order to take advantage of the steep yield curve during 2012, 2011 and 2010, the Bank elected to retain approximately $3 million, $45 million and $65 million of 15-year fixed rate single family, first lien residential real estate loans. In addition, during 2012 and 2011, the Bank retained approximately $8 million and $14 million of 30-year fixed rate single family, first lien residential real estate loans.

As a result of the historically low interest rate environment the last four years, the Bank has been challenged to grow its residential real estate portfolio, as consumer demand shifted to 15- and 30-year fixed rate loan products that the Bank has historically sold into the secondary market. As a result of these challenges, the Bank created its Home Equity Amortizing Loan ("HEAL") product. The HEAL product is a first mortgage or a junior lien mortgage product with amortization periods of 20 years or less. Features of the HEAL include $199 fixed closing costs; no requirement for the client to escrow insurance and property taxes; and as with the Bank's traditional ARM products, no requirement for private mortgage insurance. The overall features of the HEAL have made it an attractive alternative to long-term fixed rate secondary market products. As of December 31, 2012 and 2011, the Bank had $229 million and $58 million of HEALs outstanding.

The Bank offers ARMs with rate adjustments tied to various indices with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these loans are adjusted after their fixed rate terms on an annual basis, with most having limitations on upward adjustments over the life of the loan. These loans typically feature amortization periods of up to 30 years and have fixed rate features for one, three, five, seven or ten years. While there is no requirement for a client to refinance their loan at the end of the fixed rate period, clients have historically done so the substantial majority of the time as most clients are interest rate risk-averse on their first mortgage loans. The Bank is able to mitigate interest rate risk with the ARM product because the substantial majority of these loans refinance at the end of their fixed rate periods.

The Bank generally charges a higher interest rate for its ARM products if the property is not owner occupied. It has been the Bank's experience that the proportions of fixed rate and ARM originations depend in large part on the interest rate environment. As interest rates decline, there is generally a reduced demand for ARMs and an increased demand for fixed rate secondary market loans. Alternatively, as interest rates rise, there is generally an increased demand for ARMs, as consumer demand shifts away from fixed rate secondary market loans.

Prior to the fourth quarter of 2009, in the Bank's primary markets, loans collateralized by single family residential real estate were generally originated in amounts up to 90% of appraised value; however, the Bank commonly included home equity lines of credit in conjunction with its first liens, often increasing the loan-to-value of the entire relationship to 100%. During the fourth quarter of 2009, the Bank reduced the maximum combined first and second lien position loan-to-value ratio for new residential real estate originations in all markets to 80%. These loan-to-value standards remain in place with the exception of the Bank's HEAL product, which is allowed a maximum first and second lien loan-to-value of up to 90%. Additionally, with the exception of HEALs under $150,000, the Bank requires mortgagee's title insurance on first lien residential real estate loans to protect the Bank against defects in its liens on the properties that collateralize the loans. The Bank normally requires title, fire, and extended casualty insurance to be obtained by the borrower and when required by applicable regulations, flood insurance. The Bank maintains an errors and omissions insurance policy to protect the Bank against loss in the event a borrower fails to maintain proper fire and other hazard insurance policies.

Although the contractual loan payment periods for single family, first lien residential real estate ARM loans are generally for a 15 to 30-year period, such loans often remain outstanding for only their fixed rate periods, which is significantly shorter than the contractual terms. The Bank generally charges a penalty for prepayment of ARM loans if they are refinanced prior to the completion of their fixed rate period.

The Bank does, on occasion, purchase single family, first lien residential real estate loans in low to moderate income areas in order to meet its obligations under the Community Reinvestment Act ("CRA"). The Bank generally applies secondary market underwriting criteria to these purchased loans and generally reserves the right to reject particular loans from a loan package being purchased that do not meet its underwriting criteria. In connection with loan purchases, the Bank receives various representations and warranties from the sellers of the loans regarding the quality and characteristics of the loans.

Commercial Lending – The Bank's commercial real estate and multi-family ("commercial real estate") loans are typically secured by improved property such as office buildings, medical facilities, retail centers, warehouses, apartment buildings, condominiums, schools, religious institutions and other types of commercial real estate.

The Bank's commercial real estate loans are generally made to small-to-medium sized businesses in amounts up to 80% or 85%, depending on the market, of the lesser of the appraised value or purchase price of the property. Commercial real estate loans generally have fixed or variable interest rates indexed to Prime and have terms of three, five, seven or ten years with amortizing terms up to 20 years. Although the contractual loan payment period for these types of loans is generally a 20-year period, such loans often remain outstanding for only their fixed rate periods, which is significantly shorter than their contractual terms. The Bank generally charges a penalty for prepayment of commercial real estate loans if the loans are refinanced prior to the completion of their fixed rate period.

Loans secured by commercial real estate generally are larger and often involve greater risks than single family, first lien residential real estate loans. Because payments on loans secured by commercial real estate properties often are dependent on successful operation or management of the properties or businesses operated from the properties, repayment of such loans may be impacted to a greater extent by adverse conditions in the national and local economies. The Bank seeks to minimize these risks in a variety of ways, including limiting the size of commercial real estate loans and generally restricting such loans to its primary market area. In determining whether to originate commercial real estate loans, the Bank also considers such factors as the financial condition of the borrower and guarantor and the debt service coverage of the property when applicable.

A broad range of short-to-medium-term collateralized commercial loans are made available to businesses for working capital, business expansion (including acquisitions of real estate and improvements), and the purchase of equipment or machinery. The Bank also offers a variety of commercial loans, including term loans, lines of credit and equipment and receivables financing. Equipment loans are typically originated on a fixed-term basis ranging from one to five years.

As mentioned above, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans, which may depreciate over time, usually cannot be appraised with as much precision as residential real estate and may fluctuate in value over the term of the loan.

Warehouse Lines of Credit – In June 2011, RB&T began offering warehouse lines of credit, through which RB&T provides short-term, revolving credit facilities to mortgage bankers across the nation. These credit facilities are secured by single family, first lien residential real estate loans. The credit facility enables the mortgage banking customers to close single family, first lien residential real estate loans in their own name and temporarily fund their inventory of these closed loans until the loans are sold to investors approved by RB&T. These individual loans are expected to remain on the warehouse line for an average of 15 to 30 days. Interest income and loan fees are accrued for each individual loan during the time the loan remains on the warehouse line and collected when the loan is sold to the secondary market investor. RB&T receives the sale proceeds of each loan directly from the investor and applies the funds to pay off the warehouse advance and related accrued interest and fees. The remaining proceeds are credited to the mortgage banking customer.

Construction Lending – The Bank originates residential construction real estate loans to finance the construction of single family dwellings. Construction loans also are made to contractors to build single family dwellings under contract. Construction loans are generally offered on the same basis as other single family, first lien residential real estate loans, except that a larger percentage down payment is typically required.

The Bank finances the construction of individual owner occupied houses on the basis of written underwriting and construction loan management guidelines. Construction loans are structured either to be converted to permanent loans with the Bank at the end of the construction phase or to be paid off at closing. Construction loans on residential properties are generally made in amounts up to 80% of anticipated cost of construction. Construction loans to developers and builders generally have terms of nine to 12 months. Loan proceeds on builders' projects are disbursed in increments as construction progresses and as property inspections warrant.

The Bank also may make residential land development loans to real estate developers for the acquisition, development and construction of residential subdivisions. Such loans may involve additional risks because the funds are advanced to fund the project while under construction, and the project is of uncertain value prior to completion. Moreover, because it is relatively difficult to evaluate completion value accurately, the total amount of funds required to complete a development may be subject to change. Repayments of these loans depend to a large degree on results of operations, management of properties and conditions in the real estate market or the economy.

Consumer Lending – Traditional consumer loans made by the Bank include home improvement and home equity loans, as well as other secured and unsecured personal loans in addition to credit cards. With the exception of home equity loans, which are actively marketed in conjunction with single family, first lien residential real estate loans, other traditional consumer loan products, while available, are not and have not been actively promoted in the Bank's markets.

Private Banking – The Bank provides financial products and services to high net worth individuals through its Private Banking Department. The Bank's Private Banking officers have extensive banking experience and are trained to meet the unique financial needs of high net worth individuals.

Treasury Management Services – The Bank provides various deposit products designed for commercial business customers located throughout its market areas. Lockbox processing, remote deposit capture, business on-line banking, account reconciliation and Automated Clearing House ("ACH") processing are additional services offered to commercial businesses through the Bank's Treasury Management Department.

Internet Banking – The Bank expands its market penetration and service delivery by offering customers Internet banking services and products through its website, www.republicbank.com.

Other Banking Services – The Bank also provides trust, title insurance and other financial institution related products and services.

See additional discussion regarding Lending Activities under the sections titled:

- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
- *Part II Item 8 "Financial Statements and Supplementary Data."*
    - *Footnote 4 "Loans and Allowance for Loan Losses"*
    - *Footnote 21 "Segment Information"*

(II) Mortgage Banking segment

Mortgage Banking activities primarily include 15-, 20- and 30-year fixed-term single family, first lien residential real estate loans that are sold into the secondary market, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac"). The Bank typically retains servicing on loans sold into the secondary market. Administration of loans with servicing retained by the Bank includes collecting principal and interest payments, escrowing funds for property taxes and insurance and remitting payments to secondary market investors. A fee is received by the Bank for performing these standard servicing functions.

As part of the sale of loans with servicing retained, the Bank records an MSR. MSRs represent an estimate of the present value of future cash servicing income, net of estimated costs, which the Bank expects to receive on loans sold with servicing retained by the Bank. MSRs are capitalized as separate assets. This transaction is posted to net gain on sale of loans, a component of "Mortgage Banking income" in the income statement. Management considers all relevant factors, in addition to pricing considerations from other servicers, to estimate the fair value of the MSRs to be recorded when the loans are initially sold with servicing retained by the Bank. The carrying value of MSRs is initially amortized in proportion to and over the estimated period of net servicing income and subsequently adjusted quarterly based on the weighted average remaining life of the underlying loans. The amortization is recorded as a reduction to Mortgage Banking income.

With the assistance of an independent third party, the MSRs asset is reviewed monthly for impairment based on the fair value of the MSRs using groupings of the underlying loans by interest rates. Any impairment of a grouping is reported as a valuation allowance. A primary factor influencing the fair value is the estimated life of the underlying loans serviced. The estimated life of the loans serviced is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs is expected to decline due to increased anticipated prepayment speed assumptions within the portfolio. Alternatively, during a period of rising interest rates, the fair value of MSRs is expected to increase, as prepayment speed assumptions on the underlying loans would be anticipated to decline.

Due to the reduction in long-term interest rates during 2012 and 2011, the fair value of the MSR portfolio declined as prepayment speed assumptions were adjusted upwards resulting in net impairment charges of $142,000 and $203,000 for the years ending December 31, 2012 and 2011.

During the third quarter of 2010, the Bank recorded an MSR valuation allowance of $157,000; however, this valuation allowance was reversed in the fourth quarter of 2010 resulting in an end-of-year valuation allowance of $0.

See additional discussion regarding Mortgage Banking under the sections titled:

- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
    - *Footnote 6 "Mortgage Banking Activities"*
    - *Footnote 21 "Segment Information"*

(III) Republic Processing Group segment

Nationally, through RB&T, RPG facilitates the receipt and payment of federal and state tax refund products under the TRS division. Nationally, through RB, the RPS division is preparing to become an issuing bank to offer general purpose reloadable prepaid debit, payroll, gift and incentive cards through third party program managers. Nationally, through RB&T, the RCS division is preparing to pilot short-term consumer credit products on-line.

Tax Refund Solutions division:

Republic, through its TRS division, is one of a limited number of financial institutions that facilitates the payment of federal and state tax refund products through third-party tax preparers located throughout the U.S., as well as tax-preparation software providers. The TRS division's primary tax-related products have historically included RTs and RALs. Substantially all of the business generated by the TRS division occurs in the first quarter of the year. The TRS division traditionally operates at a loss during the second half of the year, during which time the division incurs costs preparing for the upcoming year's first quarter tax season.

Effective December 8, 2011, RB&T entered into an agreement with the FDIC resolving its differences regarding the TRS division. RB&T's resolution with the FDIC was in the form of a Stipulation Agreement and a Consent Order (collectively, the "Agreement"). As part of the Agreement, RB&T and the FDIC settled all matters set out in the FDIC's Amended Notice of Charges dated May 3, 2011 and the lawsuit filed against the FDIC by RB&T. As required by this settlement, RB&T discontinued its offering of the RAL product effective April 30, 2012. The Company's RAL revenue was $45 million in 2012.

Additionally, as a result of the Agreement, TRS is subject to additional oversight requirements through its Electronic Return Originator Oversight ("ERO") Plan, the ("ERO Plan"). The ERO Plan, developed by RB&T and approved by the FDIC, implemented increased training and audits of RB&T's ERO partners, who make RB&T's tax products available to taxpayers across the nation. In addition, various components of the Agreement required RB&T to meet certain implementation, completion and reporting timelines, including the establishment of a compliance management system to appropriately assess, measure, monitor and control third-party risk and ensure compliance with consumer laws.

For additional discussion regarding the Agreement, see the Company's Form 8-K filed with the SEC on December 9, 2011, including Exhibits 10.1 and 10.2.

RTs are products whereby a tax refund is issued to the taxpayer after RB&T has received the refund from the federal or state government. There is no credit risk or borrowing cost for RB&T associated with these products because they are only delivered to the taxpayer upon receipt of the refund directly from the Internal Revenue Service ("IRS"). Fees earned on RTs are reported as non-interest income under the line item "Refund transfer fees."

RALs were short-term consumer loans offered to taxpayers that were secured by the customer's anticipated tax refund, which represented the source of repayment. The fees earned on RALs are reported as interest income under the line item "Loans, including fees."

Termination of Material Tax Refund Solutions Contracts

For the first quarter 2012 tax season, RB&T conducted business with Jackson Hewitt Inc. ("JHI"), a subsidiary of Jackson Hewitt Tax Service Inc. ("JH"), and JTH Tax Inc. d/b/a Liberty Tax Service ("Liberty") to offer RAL and RT products. JH and Liberty provide preparation services of federal, state and local individual income tax returns in the U.S. through a nationwide network of franchised and company-owned tax-preparer offices.

On August 27, 2012, RB&T received a termination notice to the Amended and Restated Marketing and Servicing Agreement, dated November 29, 2011 (the "M&S Agreement"), with Liberty related to RB&T's RT products, as well as RB&T's previously offered RAL product.

Prior to its termination, the restated M&S Agreement had, among other things:

- set the term of the M&S Agreement to expire on October 16, 2014;
- named RB&T as the exclusive provider of all RT products and the previously offered RAL product for a mutually agreed upon list of locations through the term of the contract; and
- provided that either party may at its option terminate the M&S Agreement upon twenty (20) days' prior written notice if (i) the other party has materially breached any of the terms thereof and has failed to cure such breach within such twenty day time period or (ii) the continued operation of the Financial Product Program or the electronic filing program was no longer commercially feasible or practical, or no longer provided the same opportunity, to the terminating party due to legal, legislative or regulatory determinations, enactments or interpretations or significant external events or occurrences beyond the control of the terminating party; and provided that in the case of clause (ii) above, the parties shall first mutually endeavor in good faith to modify the Financial Product Program in a manner resolving the problems caused by legal, legislative, regulatory or external events or occurrences.

Liberty's termination letter stated that it was terminating the M&S Agreement effective September 16, 2012, under section 9(b) of the M&S Agreement, with the termination provisions of this section listed in bullet point (3) above. Under the terms of the M&S Agreement, a termination under section 9(b) requires no early termination penalty for either party.

RB&T has notified Liberty that RB&T believes there has been no occurrence that would give rise to termination of the M&S Agreement and that RB&T disagrees with Liberty's interpretation of the M&S Agreement relative to Liberty's ability to terminate. RB&T has also notified Liberty that RB&T believes that the mediation process to settle differences under the M&S Agreement is complete and that it intends to demand arbitration under the terms of the M&S Agreement seeking damages for what RB&T believes was Liberty's wrongful termination of the M&S Agreement.

On September 18, 2012, RB&T received a termination notice to the Amended and Restated Program Agreement, dated August 3, 2011 (the "Program Agreement"), with JHI and Jackson Hewitt Technology Services LLC ("JHTSL") related to RB&T's RT products, as well as RB&T's previously offered RAL product. Prior to its termination, the Program Agreement had, among other things, set the term of the Program Agreement to expire on October 14, 2014.

JHTSL's termination letter stated that they were terminating the Program Agreement pursuant to Sections 8.2(i) and 8.2(ii) because, among other reasons, RB&T "cannot offer and provide RALs to customers of designated EROs during Tax Seasons 2013 and 2014 as required by the Program Agreement." RB&T believes there has been no occurrence that would give rise to termination of the Program Agreement and RB&T has filed a demand for arbitration with JH under the terms of the M&S Agreement seeking damages for what RB&T believes was JH's wrongful termination of the M&S Agreement. JH has answered RB&T's demand and filed a counterclaim seeking damages from RB&T for breach of the M&S Agreement. The parties have agreed to arbitrate the matter with Judicial Arbitration and Mediation Services ("JAMS") in New York, New York in June 2013. Procedurally, JAMS typically provides its decision within 30 days after the close of the hearing. JAMS can also extend that time, however, and if extended, the decision may not occur for an extended period of time following the completion of the June arbitration. The Company believes the arbitration ruling will likely occur prior to the end of 2013; however, no assurances can be made regarding an exact time frame.

Approximately 40% and 40% of the TRS division's gross revenue was derived from JH tax offices for the years ended as of December 31, 2012 and 2011, with another 19% and 20% from Liberty tax offices for the same respective periods. Termination of these contracts will have a material adverse impact to the Company's results of operations in 2013 and beyond.

Tax Refund Solutions Funding – First Quarter 2013 Tax Season

Due to the elimination of RAL product effective April 30, 2012, RB&T will have no funding requirements specific to the TRS division for the first quarter 2013 tax season.

Tax Refund Solutions Funding – First Quarter 2012 Tax Season

During the fourth quarter of 2011, in anticipation of first quarter 2012 RAL program, RB&T obtained $300 million in Federal Home Loan Bank ("FHLB") advances with a weighted average life of three months with a weighted average interest rate of 0.10%. In January 2012, the Company obtained $252 million of short-term brokered deposits to complete its funding needs for the first quarter 2012 tax season. These brokered deposits had a weighted average maturity of 44 days with a weighted average cost of approximately 0.39%. The total weighted average funding cost for the first quarter 2012 tax season was 0.23%.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1 "Business"*
  - *General Business Overview*
    - *Republic Processing Group segment*
- *Part I Item 1A "Risk Factors"*
  - *Republic Processing Group*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
  - *"Recent Developments"*
  - *"Overview"*
  - *"Results of Operations"*
  - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Loans and Allowance for Loan Losses"*
  - *Footnote 21 "Segment Information"*

Republic Payment Solutions division:

Nationally, through RB, the RPS division is preparing to become an issuing bank to offer general purpose reloadable prepaid debit, payroll, gift and incentive cards through third party program managers. If successful, this program is expected to:

- generate a low-cost deposit source;
- generate float revenue from the previously mentioned low cost deposit source;
- serve as a source of fee income; and
- generate debit card interchange revenue.

For the projected near-term, as the prepaid card program is being established, the operating results of the RPS division are expected to be immaterial to the Company's overall results of operations and will be reported as part of the RPG business operating segment. The RPS division will not be reported as a separate business operating segment until such time, if any, that it becomes material to the Company's overall results of operations.

The Company divides prepaid cards into two general categories: reloadable and non-reloadable cards.

Reloadable Cards: These types of cards are considered general purpose reloadable ("GPR") cards. These cards may take the form of payroll cards issued to an employee by an employer to receive the direct deposit of their payroll. GPR cards can also be issued to a consumer at a retail location or mailed to a consumer after completing an on-line application. GPR cards can be reloaded multiple times with a consumer's payroll, government benefit, a federal or state tax refund or through cash reload networks located at retail locations. Reloadable cards are generally open loop cards as described below.

Non-Reloadable Cards: These are generally one-time use cards that are only active until the funds initially loaded to the card are spent. These types of cards are considered gift or incentive cards. These cards may be open loop or closed loop, as described below. Normally these types of cards are used for the purchase of goods or services at retail locations and cannot be used to receive cash.

Prepaid cards may be open loop, closed loop or semi-closed loop. Open loop cards can be used to receive cash at ATM locations or purchase goods or services by PIN or signature at retail locations. These cards can be used virtually anywhere that Visa® or MasterCard® is accepted. Closed loop cards can only be used at a specific merchant. Semi-closed loop cards can be used at several merchants such as a shopping mall.

The prepaid card market is one of the fastest growing segments of the payments industry in the U.S. This market has experienced significant growth in recent years due to consumers and merchants embracing improved technology, greater convenience, more product choices and greater flexibility. Prepaid cards have also proven to be an attractive alternative to traditional bank accounts for certain segments of the population, particularly those without, or who could not qualify for, a checking or savings account.

The RPS division will work with various third parties to distribute prepaid cards to consumers throughout the U.S. The Company will also likely work with these third parties to develop additional financial services for consumers to increase the functionality of the program and prepaid card usage.

Republic Credit Solutions division:

Nationally, through RB&T, the RCS division is preparing to pilot short-term consumer credit products through on-line channels. In general, the credit products are expected to be unsecured small dollar consumer loans with maturities of 30 days or more, and are dependent on various factors including the consumer's ability to repay. All RCS programs will be piloted for a period of time to ensure all aspects are meeting expectations before continuation.

RB&T management preliminarily expects to fund RCS during its pilot phase with a nominal amount of capital. At the conclusion of its pilot phase, RB&T management will determine whether or not to expand or modify the program based on the results of the pilot phase. As with most start-up ventures, management expects the pilot to operate at a loss in its initial stages. Given the speculative nature of the program, management cannot currently predict how much money the program may lose during the pilot phase, however, RB&T does not plan to put more than $5 million of capital at risk until such time the program may become profitable.

Employees

As of December 31, 2012, Republic had 797 full-time equivalent employees. Altogether, Republic had 774 full-time and 46 part-time employees. None of the Company's employees are subject to a collective bargaining agreement, and Republic has never experienced a work stoppage. The Company believes that its employee relations have been and continue to be good.

Competition

Traditional Banking

The Traditional Bank encounters intense competition in its market areas in originating loans, attracting deposits, and selling other banking related financial services. The deregulation of the banking industry, the ability to create financial services holding companies to engage in a wide range of financial services other than banking and the widespread enactment of state laws which permit multi-bank holding companies, as well as the availability of nationwide interstate banking, has created a highly competitive environment for financial institutions. In one or more aspects of the Bank's business, the Bank competes with local and regional retail and commercial banks, other savings banks, credit unions, finance companies, mortgage companies and other financial intermediaries operating in Kentucky, Indiana, Florida, Ohio, Tennessee and Minnesota. The Bank also competes with insurance companies, consumer finance companies, investment banking firms and mutual fund managers. Some of the Company's competitors are not subject to the same degree of regulatory review and restrictions that apply to the Company and the Bank. Many of the Bank's primary competitors, some of which are affiliated with large bank holding companies or other larger financial based institutions, have substantially greater resources, larger established customer bases, higher lending limits, more extensive banking center networks, numerous automatic teller machines, and greater advertising and marketing budgets. They may also offer services that the Bank does not currently provide. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Legislative developments related to interstate branching and banking in general, by providing large banking institutions easier access to a broader marketplace, can act to create more pressure on smaller financial institutions to consolidate. It is anticipated that competition from both bank and non-bank entities will continue to remain strong in the foreseeable future.

The primary factors in competing for bank products are convenient office locations, flexible hours, interest rates, services, internet banking, range of lending services offered and lending fees. Additionally, the Bank believes that an emphasis on highly personalized service tailored to individual customer needs, together with the local character of the Bank's business and its "community bank" management philosophy will continue to enhance the Bank's ability to compete successfully in its market areas.

Mortgage Banking

The Bank competes with mortgage bankers, mortgage brokers and financial institutions for the origination and funding of mortgage loans. Many competitors have branch offices in the same areas where the Bank's loan officers operate. The Bank also competes with mortgage companies whose focus is on telemarketing and internet lending.

Republic Processing Group

Tax Refund Solutions division

With regard to the TRS division, the discontinuance of the RAL product after April 30, 2012 and the previously mentioned termination of TRS contracts will have a material adverse impact on the profitability of RB&T's RT products. The TRS division faces direct competition for RT market share from independently-owned processing groups partnered with banks. Independent processing groups that were unable to offer RAL products have historically been at a competitive disadvantage to banks who could offer RALs. Without the ability to originate RALs after the 2012 tax season, RB&T is facing increased competition in the RT marketplace. In addition to the loss of volume resulting from additional competitors, RB&T will also incur substantial pressure on its profit margin for its RT products, as it is forced to compete with existing rebate and pricing incentives in the RT marketplace.

In addition, as a result of RB&T's Agreement with the FDIC, the TRS division is subject to additional oversight requirements not currently imposed on its competitors. Management believes these additional requirements make attracting new relationships and retaining existing relationships more difficult for RB&T.

Republic Credit Solutions division

The small dollar consumer loan industry is highly competitive. Management believes principal competitors for its small dollar loan pilot program will be billers who accept late payments for a fee, overdraft privilege programs of other banks and credit unions, as well as payday lenders.

The roll out of RB&T's pilot small dollar loan program will be on-line through various billers across the United States. New entrants to the on-line, small dollar consumer loan market must successfully implement underwriting and fraud prevention processes, overcome consumer brand loyalty and have sufficient capital to withstand early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including the need for expertise to customize products associated with licenses to lend in various states in the U.S.

Republic Payment Solutions division

The prepaid card industry is subject to intense and increasing competition. RB will compete with a number of companies that market different types of prepaid card products; such as GPR, gift, incentive and corporate disbursement cards. There is also competition from large retailers who are seeking to integrate more financial services into their product offerings. Increased competition is also expected from alternative financial services providers who are often well-positioned to service the underbanked and who may wish to develop their own prepaid card programs.

Supervision and Regulation

RB&T is a Kentucky-chartered commercial banking and trust corporation and as such, it is subject to supervision and regulation by the Federal Deposit Insurance Corporation ("FDIC") and the Kentucky Department of Financial Institutions ("KDFI"). Republic Bank is a federally-chartered savings bank institution subject to the supervision and regulation by the Office of the Comptroller of Currency ("OCC"). Republic Bank is also subject to limited regulation by the FDIC which insures the Bank's deposits.

All deposits, subject to regulatory prescribed limitations, held by the Bank are insured by the FDIC. Such supervision and regulation subjects the Bank to restrictions, requirements, potential enforcement actions and examinations by the FDIC, the OCC and Kentucky banking regulators. The Federal Reserve Bank ("FRB") regulates the Company with monetary policies and operational rules that directly affect the Bank. The Bank is a member of the FHLB System. As a member of the FHLB system, the Bank must also comply with applicable regulations of the Federal Housing Finance Board. Regulation by these agencies is intended primarily for the protection of the Bank's depositors and the Deposit Insurance Fund ("DIF") and not for the benefit of the Company's stockholders. The Bank's activities are also regulated under consumer protection laws applicable to the Bank's lending, deposit and other activities. An adverse ruling against the Company under these laws could have a material adverse effect on results.

Republic Bancorp, Inc. is a legal entity separate and distinct from the Bank and is subject to direct supervision by the FRB. Republic Bancorp's principal sources of funds are cash dividends from the Bank and other subsidiaries. The Company files regular routine reports with the FRB in addition to the Bank's filings with the FDIC and OCC concerning business activities and financial condition. These regulatory agencies conduct periodic examinations to review the Company's safety and soundness and compliance with various compliance and regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a bank or savings bank may engage and is intended primarily to provide protection for the DIF and the Bank's depositors. Regulators have extensive discretion in connection with their supervisory and enforcement authority and examination policies, including, but not limited to, policies that can materially impact the classification of assets and the establishment of adequate loan loss reserves. Any change in regulatory requirements and policies, whether by the FRB, the FDIC, the OCC or state or federal legislation, could have a material adverse impact on Company operations.

Enforcement Powers – Regulators have broad enforcement powers over banks, savings banks and their holding companies, including, but not limited to: the power to mandate or restrict particular actions, activities, or divestitures; impose monetary fines and other penalties for violations of laws and regulations; issue cease and desist or removal orders; seek injunctions; publicly disclose such actions; and prohibit unsafe or unsound practices. This authority includes both informal actions and formal actions to effect corrective actions or sanctions. In addition, Republic is subject to regulation and enforcement actions by other state and federal agencies.

Certain regulatory requirements applicable to the Company and the Bank are referred to below or elsewhere in this filing. The description of statutory provisions and regulations applicable to banks, savings banks and their holding companies set forth in this filing does not purport to be a complete description of such statutes and regulations. Their effect on the Company and the Bank and is qualified in its entirety by reference to the actual laws and regulations.

Prepaid Cards Regulation

The cards marketed by the RPS division are subject to various federal and state laws and regulations, including those discussed below. Though not all prepaid card products are expressly subject to the provisions of the Electronic Fund Transfers Act("EFTA") and the FRB's Regulation E, with the exception of those provisions comprising the Credit Card Accountability, Responsibility, and Disclosure Act of 2009, or ("CARD Act"); the Bank intends to treat prepaid products such as GPR cards as being subject to certain provisions of the EFTA and Regulation E when applicable, such as those related to disclosure requirements, periodic reporting, error resolution procedures and liability limitations.

State Wage Payment Laws and Regulations

The use of payroll card programs as means for an employer to remit wages or other compensation to its employees or independent contractors is governed by state labor laws related to wage payments. RPS payroll cards are designed to allow employers to comply with such applicable state wage and hour laws. Most states permit the use of payroll cards as a method of paying wages to employees either through statutory provisions allowing such use, or, in the absence of specific statutory guidance, the adoption by state labor departments of formal or informal policies allowing for the use of such cards. Nearly every state allowing payroll cards places certain requirements and/or restrictions on their use as a wage payment method.

The most common of these requirements and/or restrictions involve obtaining the prior written consent of the employee, limitations on payroll card fees and disclosure requirements.

Card Association and Payment Network Operating Rules

In providing certain services, the Bank is required to comply with the operating rules promulgated by various card associations and network organizations, including certain data security standards, with such obligations arising as a condition to access or otherwise participate in the relevant card association or network organization. Each card association and network organization may audit the Bank from time to time to ensure compliance with these standards. The Bank maintains appropriate policies and programs and adapts business practices in order to comply with all applicable rules and standards.

I. The Company

Acquisitions – Republic is required to obtain the prior approval of the FRB under the Bank Holding Company Act ("BHCA") before it may, among other things, acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of any class of the voting shares of such bank. In addition, the Bank must obtain regulatory approval prior to entering into certain transactions, such as adding new banking offices and mergers with, or acquisitions of, other financial institutions. In approving bank acquisitions by bank holding companies, the FRB is required to consider the financial and managerial resources and future prospects of the bank holding company and the target bank involved, the convenience and needs of the communities to be served and various competitive factors. Consideration of financial resources generally focuses on capital adequacy, which is discussed below. Consideration of convenience and needs issues includes the parties' performance under the CRA. Under the CRA, all financial institutions have a continuing and affirmative obligation consistent with safe and sound operation to help meet the credit needs of their entire communities, specifically including low to moderate income persons and neighborhoods.

Under the BHCA, so long as it is at least adequately capitalized, adequately managed and not subject to any regulatory restrictions, the Company may purchase a bank, subject to regulatory approval. Similarly, an adequately capitalized and adequately managed bank holding company located outside of Kentucky or Florida may purchase a bank located inside Kentucky or Florida, subject to appropriate regulatory approvals. In either case, however, state law restrictions may be placed on the acquisition of a state bank that has been in existence for a limited amount of time, or would result in specified concentrations of deposits. For example, Kentucky law prohibits a bank holding company from acquiring control of banks located in Kentucky if the holding company would then hold more than 15% of the total deposits of all federally insured depository institutions in Kentucky.

Financial Activities – The activities permissible for bank holding companies and their affiliates were substantially expanded by the Gramm-Leach-Bliley Act ("GLBA"), issued in March of 2000. The GLBA permits bank holding companies that qualify as, and elect to be, Financial Holding Company's ("FHCs"), to engage in a broad range of financial activities, including underwriting securities, dealing in and making a market in securities, insurance underwriting and agency activities without geographic or other limitation, as well as merchant banking. To maintain its status as a FHC, the Company and all of its affiliated depository institutions must be well-capitalized, well-managed, and have at least a "satisfactory" CRA rating. The Company currently qualifies as a FHC.

Subject to certain exceptions, insured state banks are permitted to control or hold an interest in a financial subsidiary that engages in a broader range of activities than are permissible for national banks to engage in directly, subject to any restrictions imposed on a bank under the laws of the state under which it is organized. Conducting financial activities through a bank subsidiary can impact capital adequacy and regulatory restrictions may apply to affiliate transactions between the bank and its financial subsidiaries.

Safe and Sound Banking Practice – The FRB does not permit bank holding companies to engage in unsafe and unsound banking practices. The FDIC, the KDFI and the OCC have similar restrictions with respect to the Bank.

Pursuant to the Federal Deposit Insurance Act, the FDIC and OCC have adopted a set of guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines.

Source of Strength Doctrine – Under FRB policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and to commit resources for their support. Such support may restrict the Company's ability to pay dividends, and may be required at times when, absent this FRB policy, a holding company may not be inclined to provide it. A bank holding company may also be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary and cross-guarantee provisions (as between RB&T and Republic Bank) generally apply to the Company. In addition, any capital loans by the Company to its bank subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the bank subsidiary. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of subsidiary banks will be assumed by the bankruptcy trustee and entitled to a priority of payment. The Dodd-Frank Act codifies the Federal Reserve Board's existing "source of strength" policy that holding companies act as a source of strength to their insured institution subsidiaries by providing capital, liquidity and other support in times of distress.

Office of Foreign Asset Control ("OFAC") – The Company and the Bank, like all U.S. companies and individuals, are prohibited from transacting business with certain individuals and entities named on the OFAC's list of Specially Designated Nationals and Blocked Persons. Failure to comply may result in fines and other penalties. The OFAC issued guidance for financial institutions in which it asserted that it may, in its discretion, examine institutions determined to be high risk or to be lacking in their efforts to comply with these prohibitions.

Code of Ethics – The Company has adopted a code of ethics that applies to all employees, including the Company's principal executive, financial and accounting officers. A copy of the Company's code of ethics is available on the Company's website. The Company intends to disclose information about any amendments to, or waivers from, the code of ethics that are required to be disclosed under applicable SEC regulations by providing appropriate information on the Company's website. If at any time the code of ethics is not available on the Company's website, the Company will provide a copy of it free of charge upon written request.

II. The Bank

The Kentucky and federal banking statutes prescribe the permissible activities in which a Kentucky bank or federal savings bank may engage and where those activities may be conducted. Kentucky's statutes contain a super parity provision that permits a well-rated Kentucky banking corporation to engage in any banking activity in which a national or state bank operating in any other state or a federal savings association meeting the qualified thrift lender test and operating in any state could engage, provided it first obtains a legal opinion from counsel specifying the statutory or regulatory provisions that permit the activity.

Branching – Kentucky law generally permits a Kentucky chartered bank to establish a branch office in any county in Kentucky. A Kentucky bank may also, subject to regulatory approval and certain restrictions, establish a branch office outside of Kentucky. Well-capitalized Kentucky chartered banks that have been in operation at least three years and that satisfy certain criteria relating to, among other things, their composite and management ratings, may establish a branch in Kentucky without the approval of the Executive Director of the KDFI, upon notice to the KDFI and any other state bank with its main office located in the county where the new branch will be located. Branching by all other banks requires the approval of the Executive Director of the KDFI, who must ascertain and determine that the public convenience and advantage will be served and promoted and that there is a reasonable probability of the successful operation of the branch. In any case, the transaction must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. Previously, an out-of-state bank was permitted to establish branch offices in Kentucky only by merging with a Kentucky bank. *De novo* branching into Kentucky by out-of-state banks was not permitted. This difficulty for out-of-state banks to branch into Kentucky limited the ability of Kentucky chartered banks to branch into many states, as several states have reciprocity requirements for interstate branching. Section 613 of the Dodd-Frank Act effectively eliminated the interstate branching restrictions set forth in the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, thus eliminating the corresponding state law restrictions. Banks located in any state may now *de novo* branch in any other state, including Kentucky. Such unlimited branching power will likely increase competition within the markets in which the Company and the Bank operate.

Under federal regulations, Republic Bank may establish and operate branches in any state within the U.S. with the prior approval of the OCC. Highly rated federal savings banks that satisfy certain regulatory requirements may establish branches without prior OCC approval, provided the federal savings bank publishes notice of its establishment of a new branch, and notifies the OCC of the establishment of the branch, and no person files a comment with the OCC opposing the proposed branch. OCC and FDIC regulations also restrict the Company's ability to open new banking offices of RB&T or Republic Bank. In either case, the Company must publish notice of the proposed office in area newspapers and, if objections are made, the new office may be delayed or disapproved.

Affiliate Transaction Restrictions – Transactions between the Bank and its affiliates, including the Company and its subsidiaries, are subject to FDIC and OCC regulations, the FRB's Regulations O and W, and Sections 23A, 23B, 22(g) and 22(h) of the Federal Reserve Act ("FRA"). In general, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and substantially the same, or at least as favorable to the institution or its subsidiary, as those for comparable transactions with non-affiliated parties. In addition, certain types of these transactions referred to as "covered transactions" are subject to quantitative limits based on a percentage of the Bank's capital, thereby restricting the total dollar amount of transactions the Bank may engage in with each individual affiliate and with all affiliates in the aggregate. Affiliates must pledge qualifying collateral in amounts between 100% and 130% of the covered transaction in order to receive loans from the Bank. In addition, applicable regulations prohibit a savings association from lending to any of its affiliates that engage in activities that are not permissible for bank holding companies and from purchasing low-quality assets from an affiliate or purchasing the securities of any affiliate, other than a subsidiary. Limitations are also imposed on loans and extensions of credit by an institution to its executive officers, directors and principal stockholders and each of their related interests.

The FRB promulgated Regulation W to implement Sections 23A and 23B of the FRA. That regulation contains many of the foregoing restrictions and also addresses derivative transactions, overdraft facilities and other transactions between a bank and its non-bank affiliates.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets – Banking regulators may declare a dividend payment to be unsafe and unsound even if the Bank continues to meet its capital requirements after the dividend. Dividends paid by RB&T provide substantially all of the Company's operating funds. Regulatory requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal regulations, the Bank cannot pay a dividend if, after paying the dividend, the Bank would be undercapitalized.

Under Kentucky and federal banking regulations, the dividends the Bank can pay during any calendar year are generally limited to its profits for that year, plus its retained net profits for the two preceding years, less any required transfers to surplus or to fund the retirement of preferred stock or debt, absent approval of the respective state or federal banking regulators. FDIC regulations also require all insured depository institutions to remain in a safe and sound condition, as defined in regulations, as a condition of having federal deposit insurance.

Federal Deposit Insurance Assessments – All Bank deposits are insured to the maximum extent permitted by the DIF. These bank deposits are backed by the full faith and credit of the U.S. Government. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the DIF.

The Dodd-Frank Act permanently increased deposit insurance on most accounts to $250,000 per depositor, retroactive to January 1, 2009. In addition, pursuant to Section 13(c)(4)(G) of the Federal Deposit Insurance Act, the FDIC implemented two temporary programs to provide deposit insurance for the full amount of most non-interest bearing transaction deposit accounts through the end of 2012 and to guarantee certain unsecured debt of financial institutions and their holding companies through December 2012. These programs were not extended past December 2012.

As part of a plan to restore the reserve ratio to 1.15%, in 2009, the FDIC imposed a special assessment on all insured institutions equal to five basis points of assets less Tier 1 capital as of June 30, 2009, payable on September 30, 2009, in order to cover losses to the DIF resulting from bank failures. The amount of Republic's special assessment, which was paid on September 30, 2009, was $1.4 million.

In November 2009, the FDIC adopted the final rule amending the assessment regulations to require insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, on December 30, 2009, along with each institution's risk-based assessment for the third quarter of 2009. Republic prepaid $11.5 million in deposit insurance assessments on December 30, 2009. As of December 31, 2012, RB&T had $2.9 million in prepaid balance outstanding that will be refunded in June 2013 by the FDIC.

In addition to the Deposit Insurance Premium, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the DIF. These assessments will continue until the Financing Corporation ("FICO") bonds mature between 2017 through 2019.

The FDIC's risk-based premium system provides for quarterly assessments. Each insured institution is placed in one of four risk categories depending on supervisory and capital considerations. Within its risk category, an institution is assigned to an initial base assessment rate which is then adjusted to determine its final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. The FDIC may adjust the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

On February 7, 2011, effective April 1, 2011, the FDIC Board of Directors adopted a final rule, which redefined the deposit insurance assessment base as required by the Dodd-Frank Act. The final rule:

- Redefined the deposit insurance assessment base as average consolidated total assets minus average tangible equity (defined as Tier I Capital);
- Made generally conforming changes to the unsecured debt and brokered deposit adjustments to assessment rates;
- Created a depository institution debt adjustment;
- Eliminated the secured liability adjustment; and
- Adopted a new assessment rate schedule, and, in lieu of dividends, other rate schedules when the reserve ratio reaches certain levels.

The FDIC is authorized to set the reserve ratio for the DIF annually at between 1.15% and 1.50% of estimated insured deposits. The Dodd-Frank Act mandates that the statutory minimum reserve ratio of the DIF increase from 1.15% to 1.35% of insured deposits by September 30, 2020. Banks with assets of less than $10 billion are exempt from any additional assessments necessary to increase the reserve fund above 1.15%.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It may also suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of the Bank's Federal's deposit insurance.

Republic Bank is required to pay assessments to the OCC to fund its operations. The general assessments, paid on a semi-annual basis, are based upon total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly call report, the institution's financial condition and the complexity of its asset portfolio.

Consumer Laws and Regulations – In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in their transactions with banks. While the discussion set forth in this filing is not exhaustive, these laws and regulations include Regulation E, the Truth in Savings Act, Check Clearing for the 21st Century Act and the Expedited Funds Availability Act, among others. These federal laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with consumers when accepting deposits. Certain laws also limit the Bank's ability to share information with affiliated and unaffiliated entities. The Bank is required to comply with all applicable consumer protection laws and regulations as part of its ongoing business operations.

Regulation E – In November 2009, the FRB announced its amendment of Regulation E. The amendment prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine ("ATM") and one-time debit card transactions, unless a consumer affirmatively consents, or opts in, to the overdraft service for those types of transactions. Before opting in, the consumer must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices. The final rules require institutions to provide consumers who do not opt in with the same account terms, conditions, and features (including pricing) that they provide to consumers who do opt in. For consumers who do not opt in, the institution would be prohibited from charging overdraft fees for any overdrafts it pays on ATM and one-time debit card transactions.

The Bank earns a substantial majority of its fee income related to overdrafts from the per item fee it assesses its customers for each insufficient funds check or electronic debit presented for payment. In addition, the Bank estimates that it had historically earned more than 60% of its fees on the electronic debits presented for payment. Both the per item fee and the daily fee assessed to the account resulting from its overdraft status, if computed as a percentage of the amount overdrawn, results in a high rate of interest when annualized and are thus considered excessive by some consumer groups.

Prohibitions Against Tying Arrangements – The Bank is subject to prohibitions on certain tying arrangements. A depository institution is prohibited, subject to certain exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional product or service from the institution or its affiliates or not obtain services of a competitor of the institution.

The USA Patriot Act ("Patriot Act"), Bank Secrecy Act ("BSA") and Anti-Money Laundering ("AML") – The Patriot Act was enacted after September 11, 2001, to provide the federal government with powers to prevent, detect, and prosecute terrorism and international money laundering, and has resulted in promulgation of several regulations that have a direct impact on financial institutions. There are a number of programs that financial institutions must have in place such as: (i) BSA/AML controls to manage risk; (ii) Customer Identification Programs to determine the true identity of customers, document and verify the information, and determine whether the customer appears on any federal government list of known or suspected terrorists or terrorist organizations; and (iii) monitoring for the timely detection and reporting of suspicious activity and reportable transactions. Title III of the Patriot Act takes measures intended to encourage information sharing among financial institutions, bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, savings banks, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act. Among other requirements, the Patriot Act imposes the following obligations on financial institutions:

- Establishment of enhanced anti-money laundering programs;
- Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts;
- Establishment of enhanced due diligence policies, procedures and controls designed to detect and report money laundering;
- Prohibitions on correspondent accounts for foreign shell banks; and
- Compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

Depositor Preference – The Federal Deposit Insurance Act ("FDIA") provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the U.S. and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Liability of Commonly Controlled Institutions – FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of another FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to another FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" generally means the appointment of a conservator or receiver. "In danger of default" generally means the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. Such a "cross-guarantee" claim against a depository institution is generally superior in right of payment to claims of the holding company and its affiliates against that depository institution. At this time, RB&T and Republic Bank are the only insured depository institutions controlled by the Company for this purpose. However, if the Company were to control other FDIC-insured depository institutions in the future, the cross-guarantee would apply to all such FDIC-insured depository institutions.

Federal Home Loan Bank System – The FHLB provides credit to its members, which include savings banks, commercial banks, insurance companies, credit unions, and other entities. The FHLB system is currently divided into twelve federally chartered regional FHLBs which are regulated by the Federal Housing Finance Board. The Bank is a member and owns capital stock in FHLB Cincinnati and FHLB Atlanta. The amount of capital stock the Bank must own depends on its balance of outstanding advances. It is required to acquire and hold shares in an amount at least equal to 1% of the aggregate principal amount of its unpaid single family residential real estate loans and similar obligations at the beginning of each year, or 1/20th of its outstanding advances from the FHLB, whichever is greater. Advances are secured by pledges of loans, mortgage backed securities and capital stock of the FHLB. FHLBs also purchase mortgages in the secondary market through their Mortgage Purchase Program ("MPP"). The Bank has never sold loans to the MPP.

In the event of a default on an advance, the Federal Home Loan Bank Act establishes priority of the FHLB's claim over various other claims. Regulations provide that each FHLB has joint and several liability for the obligations of the other FHLBs in the system. In the event a FHLB falls below its minimum capital requirements, the FHLB may seek to require its members to purchase additional capital stock of the FHLB. If problems within the FHLB system were to occur, it could adversely affect the pricing or availability of advances, the amount and timing of dividends on capital stock issued by the FHLBs to members, or the ability of members to have their FHLB capital stock redeemed on a timely basis. Congress continues to consider various proposals which could establish a new regulatory structure for the FHLB system, as well as for other government-sponsored entities. The Bank cannot predict at this time, which, if any, of these proposals may be adopted or what effect they would have on the Bank's business.

Federal Reserve System – Under regulations of the FRB, the Bank is required to maintain non interest-earning reserves against its transaction accounts (primarily NOW and regular checking accounts). The Bank is in compliance with the foregoing reserve requirements. Required reserves must be maintained in the form of vault cash, a non interest-bearing account at the FRB, or a pass-through account as defined by the FRB. The effect of this reserve requirement is to reduce the Bank's interest-earning assets. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the FDIC or OCC. The Bank is authorized to borrow from the FRB discount window.

General Lending Regulations

Pursuant to FDIC and OCC regulations, the Bank generally may extend credit as authorized under federal law without regard to state laws purporting to regulate or affect its credit activities, other than state contract and commercial laws, real property laws, homestead laws, tort laws, criminal laws and other state laws designated by the FDIC and OCC. While the discussion set forth in this filing is not exhaustive, these federal laws and regulations include but are not limited to the following:

- Community Reinvestment Act
- Home Mortgage Disclosure Act
- Equal Credit Opportunity Act
- Truth in Lending Act
- Real Estate Settlement Procedures Act
- Fair Credit Reporting Act

Community Reinvestment Act ("CRA") – Under the CRA, financial institutions have a continuing and affirmative obligation to help meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA does not establish specific lending requirements or programs for the Bank, nor does it limit the Bank's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. In particular, the CRA assessment system focuses on three tests:

- a lending test, to evaluate the institution's record of making loans in its assessment areas;
- an investment test, to evaluate the institution's record of investing in community development projects, affordable housing and programs benefiting low or moderate income individuals and businesses in its assessment area or a broader area that includes its assessment area; and
- a service test, to evaluate the institution's delivery of services through its retail banking channels and the extent and innovativeness of its community development services.

The CRA requires all institutions to make public disclosure of their CRA ratings. In December 2011, RB&T received a "Satisfactory" CRA Performance Evaluation. In August 2012 RB received an "Outstanding" CRA Performance Evaluation. A copy of each of the public section of each of those CRA Performance Evaluations is available to the public upon request.

Home Mortgage Disclosure Act ("HMDA") – The HMDA has grown out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics, as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. The HMDA requires institutions to report data regarding applications for loans for the purchase or improvement of single family and multi-family dwellings, as well as information concerning originations and purchases of such loans. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices. The appropriate federal banking agency, or in some cases the Department of Housing and Urban Development, enforces compliance with HMDA and implements its regulations. Administrative sanctions, including civil money penalties, may be imposed by supervisory agencies for violations of the HMDA.

Equal Credit Opportunity Act; Fair Housing Act ("ECOA") – The ECOA prohibits discrimination against an applicant in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs or good faith exercise of any rights under the Consumer Credit Protection Act. Under the Fair Housing Act, it is unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. Among other things, these laws prohibit a lender from denying or discouraging credit on a discriminatory basis, making excessively low appraisals of property based on racial considerations, or charging excessive rates or imposing more stringent loan terms or conditions on a discriminatory basis. In addition to private actions by aggrieved borrowers or applicants for actual and punitive damages, the U.S. Department of Justice and other regulatory agencies can take enforcement action seeking injunctive and other equitable relief or sanctions for alleged violations.

Truth in Lending Act ("TLA") – The TLA is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As result of the TLA, all creditors must use the same credit terminology and expressions of rates, and disclose the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule for each proposed loan. Violations of the TLA may result in regulatory sanctions and in the imposition of both civil and, in the case of willful violations, criminal penalties. Under certain circumstances, the TLA also provides a consumer with a right of rescission, which if exercised within three business days would require the creditor to reimburse any amount paid by the consumer to the creditor or to a third party in connection with the loan, including finance charges, application fees, commitment fees, title search fees and appraisal fees. Consumers may also seek actual and punitive damages for violations of the TLA.

Real Estate Settlement Procedures Act ("RESPA") – The RESPA requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. The RESPA also prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts. Violations of the RESPA may result in imposition of penalties, including: (i) civil liability equal to three times the amount of any charge paid for the settlement services or civil liability of up to $1,000 per claimant, depending on the violation; (ii) awards of court costs and attorneys' fees; and (iii) fines of not more than $10,000 or imprisonment for not more than one year, or both.

Fair Credit Reporting Act ("FACT") – The FACT requires the Bank to adopt and implement a written identity theft prevention program, paying particular attention to several identified "red flag" events. The program must assess the validity of address change requests for card issuers and for users of consumer reports to verify the subject of a consumer report in the event of notice of an address discrepancy. The FACT gives consumers the ability to challenge the Bank with respect to credit reporting information provided by the Bank. The FACT also prohibits the Bank from using certain information it may acquire from an affiliate to solicit the consumer for marketing purposes unless the consumer has been given notice and an opportunity to opt out of such solicitation for a period of five years.

Loans to One Borrower – Under current limits, loans and extensions of credit outstanding at one time to a single borrower and not fully secured generally may not exceed 15% of the institution's unimpaired capital and unimpaired surplus. Loans and extensions of credit fully secured by certain readily marketable collateral may represent an additional 10% of unimpaired capital and unimpaired surplus.

Interagency Guidance on Non Traditional Mortgage Product Risks – In 2006, final guidance was issued to address the risks posed by residential mortgage products that allow borrowers to defer repayment of principal and sometimes interest (such as "interest-only" mortgages and "payment option" ARMs. The guidance discusses the importance of ensuring that loan terms and underwriting standards are consistent with prudent lending practices, including consideration of a borrower's repayment capacity. The guidance also suggests that banks i) implement strong risk management standards, ii) maintain capital levels commensurate with risk and iii) establish an allowance for loan losses that reflects the collectability of the portfolio. The guidance urges banks to ensure that consumers have sufficient information to clearly understand loan terms and associated risks prior to making product or payment choices.

Loans to Insiders – The Bank's authority to extend credit to its directors, executive officers and principal shareholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with non-insiders and that do not involve more than the normal risk of repayment or present other features that are unfavorable to the Bank; and
- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital.

The regulations allow small discounts on fees on residential mortgages for directors, officers and employees. In addition, extensions of credit to insiders in excess of certain limits must be approved by the Bank's Board of Directors.

Qualified Thrift Lender Test ("QTL") – Federal law requires savings banks to meet the QTL, as detailed in 12 U.S.C. §1467a(m). The QTL measures the proportion of a federal savings bank institution's assets invested in loans or securities supporting residential construction and home ownership. Under the QTL, a federal savings bank is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage backed securities) in at least nine months out of each 12-month period. Qualified thrift investments include (i) housing-related loans and investments, (ii) obligations of the FDIC, (iii) loans to purchase or construct churches, schools, nursing homes and hospitals, (iv) consumer loans, (v) shares of stock issued by any FHLB, and (vi) shares of stock issued by the FHLMC or the Federal National Mortgage Association ("FNMA"). Legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments." If Republic Bank fails to remain qualified under the QTL, it must either convert to a commercial bank charter or be subject to restrictions specified under OCC regulations. A savings bank may re-qualify under the QTL if it thereafter complies with the QTL. A savings bank also may satisfy the QTL by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code. At December 31, 2012, Republic Bank met the QTL requirements.

Capital Adequacy Requirements

Capital Guidelines – The FRB, FDIC and OCC have substantially similar risk based and leverage ratio guidelines for banking organizations, which are intended to ensure that banking organizations have adequate capital related to the risk levels of assets and off balance sheet instruments. Under the risk based guidelines, specific categories of assets are assigned different risk weights based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a risk weighted asset base. Under these regulations, a bank will be considered:

	Total Risk Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Leverage Ratio	Other
Well Capitalized:	10% or greater	6% or greater	5% or greater	Not subject to any order or written directive to meet and maintain a specific capital level for any capital measure
Adequately Capitalized	8% or greater	4% or greater	4% or greater (3% in the case of a bank with a composite CAMEL rating of 1)	
Undercapitalized	less than 8%	less than 4%	less than 4% (3% in the case of a bank with a composite CAMEL rating of 1)	
Significantly Undercapitalized	less than 6%	less than 3%	less than 3%	
Critically Undercapitalized				Ratio of tangible equity to total assets is less than or equal to 2%

The guidelines require a minimum total risk based capital ratio of 8%, of which at least 4% is required to consist of Tier I capital elements (generally, common shareholders' equity, minority interests in the equity accounts of consolidated subsidiaries, non-cumulative perpetual preferred stock, less goodwill and certain other intangible assets). Total capital is the sum of Tier I and Tier II capital. Tier II capital generally may consist of limited amounts of subordinated debt, qualifying hybrid capital instruments, other preferred stock, loan loss reserves and unrealized gains on certain equity investment securities.

In addition to the risk based capital guidelines, the FRB utilizes a leverage ratio as a tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier I capital divided by its average total consolidated assets (less goodwill and certain other intangible assets).

As of December 31, 2012 and 2011 the Company's capital ratios were as follows:

As of December 31, *(dollars in thousands)*	2012			2011		
	Amount	**Ratio**		Amount	Ratio	
Total Capital to risk weighted assets						
Republic Bancorp, Inc.	**$ 581,189**	**25.28**	%	$ 501,188	24.74	%
Republic Bank & Trust Co.	**451,898**	**20.37**		447,143	22.97	
Republic Bank	**14,494**	**18.02**		16,441	20.34	
Tier 1 (Core) Capital to risk weighted assets						
Republic Bancorp, Inc.	**558,982**	**24.31**	%	478,003	23.59	%
Republic Bank & Trust Co.	**407,261**	**18.36**		401,529	20.63	
Republic Bank	**13,474**	**16.75**		15,420	19.08	
Tier 1 Leverage Capital to average assets						
Republic Bancorp, Inc.	**558,982**	**16.36**	%	478,003	14.77	%
Republic Bank & Trust Co.	**407,261**	**12.18**		401,529	12.78	
Republic Bank	**13,474**	**13.43**		15,420	14.44	

The federal banking agencies' risk based and leverage ratios represent minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory capital rating. Banking organizations not meeting these criteria are required to operate with capital positions above the minimum ratios. FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions may be expected to maintain strong capital positions above the minimum supervisory levels, without significant reliance on intangible assets. The FDIC and the OCC may establish higher minimum capital adequacy requirements if, for example, a bank or savings bank proposes to make an acquisition requiring regulatory approval, has previously warranted special regulatory attention, rapid growth presents supervisory concerns, or, among other factors, has a high susceptibility to interest rate and other types of risk. The Bank is not subject to any such individual minimum regulatory capital requirement.

Corrective Measures for Capital Deficiencies – The banking regulators are required to take "prompt corrective action" with respect to capital deficient institutions. As detailed in the table above, agency regulations define, for each capital category, the levels at which institutions are well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A bank is undercapitalized if it fails to meet any one of the ratios required to be adequately capitalized.

Undercapitalized institutions are required to submit a capital restoration plan, which must be guaranteed by the holding company of the institution. In addition, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment. A bank's capital classification will also affect its ability to accept brokered deposits. Under banking regulations, a bank may not lawfully accept, roll over or renew brokered deposits, unless it is either well-capitalized or it is adequately capitalized and receives a waiver from the applicable regulator.

If a banking institution's capital decreases below acceptable levels, bank regulatory enforcement powers become more enhanced. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. Banking regulators have limited discretion in dealing with a critically undercapitalized institution and are normally required to appoint a receiver or conservator. Banks with risk based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

In addition, a bank holding company that elects to be treated as a FHC may face significant consequences if its bank subsidiaries fail to maintain the required capital and management ratings, including entering into an agreement with the FRB which imposes limitations on its operations and may even require divestitures. Such possible ramifications may limit the ability of a bank subsidiary to significantly expand or acquire less than well-capitalized and well-managed institutions. More specifically, the FRB's regulations require a FHC to notify the FRB within 15 days of becoming aware that any depository institution controlled by the company has ceased to be well-capitalized or well-managed. If the FRB determines that a FHC controls a depository institution that is not well-capitalized or well-managed, the FRB will notify the FHC that it is not in compliance with applicable requirements and may require the FHC to enter into an agreement acceptable to the FRB to correct any deficiencies, or require the FHC to decertify as a FHC. Until such deficiencies are corrected, the FRB may impose any limitations or conditions on the conduct or activities of the FHC and its affiliates that the FRB determines are appropriate, and the FHC may not commence any additional activity or acquire control of any company under Section 4(k) of the BHC Act without prior FRB approval. Unless the period of time for compliance is extended by the FRB, if a FHC fails to correct deficiencies in maintaining its qualification for FHC status within 180 days of entering into an agreement with the FRB, the FRB may order divestiture of any depository institution controlled by the company. A company may comply with a divestiture order by ceasing to engage in any financial or other activity that would not be permissible for a bank holding company that has not elected to be treated as a FHC. The Company is currently classified as a FHC.

Under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

New Capital Requirements – Possible Changes to Capital Requirements Resulting from Basel III. In December 2010 and January 2011, the Basel Committee on Banking Supervision published the final texts of reforms on capital and liquidity generally referred to as "Basel III." Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by U.S. banking regulators in developing new regulations applicable to other banks in the U.S., including the Bank. For banks in the U.S., among the most significant provisions of Basel III concerning capital are the following:

- A minimum ratio of common equity to risk-weighted assets reaching 4.5%, plus an additional 2.5% as a capital conservation buffer, by 2019 after a phase-in period.
- A minimum ratio of Tier 1 capital to risk-weighted assets reaching 6.0% by 2019 after a phase-in period.
- A minimum ratio of total capital to risk-weighted assets, plus the additional 2.5% capital conservation buffer, reaching 10.5% by 2019 after a phase-in period.
- An additional countercyclical capital buffer to be imposed by applicable national banking regulators periodically at their discretion, with advance notice.
- Restrictions on capital distributions and discretionary bonuses applicable when capital ratios fall within the buffer zone.
- Deduction from common equity of deferred tax assets that depend on future profitability to be realized.
- Increased capital requirements for counterparty credit risk relating to Over-The-Counter derivatives, repos and securities financing activities.
- For capital instruments issued on or after January 13, 2013 (other than common equity), a loss-absorbency requirement such that the instrument must be written off or converted to common equity if a trigger event occurs, either pursuant to applicable law or at the direction of the banking regulator. A trigger event is an event under which the banking entity would become nonviable without the write-off or conversion, or without an injection of capital from the public sector. The issuer must maintain authorization to issue the requisite shares of common equity if conversion were required.

The Basel III provisions on liquidity include complex criteria establishing a liquidity coverage ratio ("LCR") and net stable funding ratio ("NSFR"). The purpose of the LCR is to ensure that a bank maintains adequate unencumbered, high quality liquid assets to meet its liquidity needs for 30 days under a severe liquidity stress scenario. The purpose of the NSFR is to promote more medium and long-term funding of assets and activities, using a one-year horizon. Although Basel III is described as a "final text," it is subject to the resolution of certain issues and to further guidance and modification, as well as to adoption by U.S. banking regulators, including decisions as to whether and to what extent it will apply to U.S. banks that are not large, internationally active banks.

The FDIC proposed rules implementing Basel III in June 2012; however, the U.S. banking agencies released a joint statement on November 9, 2012 delaying these rules indefinitely. Highlights of these rules follow:

- Revises the definition of regulatory capital components and related calculations.
- Adds a new common equity tier 1 capital ratio.
- Increases the minimum tier 1 capital ratio requirement from 4 percent to 6 percent.
- Imposes different limitations to qualifying minority interest in regulatory capital than those currently applied;
- Incorporates the revised regulatory capital requirements into the Prompt Corrective Action (PCA) framework.
- Implements a new capital conservation buffer that would limit payment of capital distributions and certain discretionary bonus payments to executive officers and key risk takers if the banking organization does not hold certain amounts of common equity tier 1 capital in addition to those needed to meet its minimum risk-based capital requirements.
- Provides a transition period for several aspects of the proposed rule, including the phase-out period for certain non-qualifying capital instruments, the new minimum capital ratio requirements, the capital conservation buffer, and the regulatory capital adjustments and deductions.
- For advanced approaches banks, introduces a countercyclical capital buffer and a supplemental leverage ratio.

Dodd-Frank Wall Street Reform and Consumer Protection Act – On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") was signed into law. The Dodd-Frank Act is intended to effect a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act also creates a new independent federal regulator to administer federal consumer protection laws.

The Dodd-Frank Act legislation requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. Although the substance and scope of these regulations cannot be determined at this time, it is expected that the legislation and implementing regulations, particularly those provisions relating to the new Consumer Financial Protection Bureau ("CFPB") will increase the Company's operating and compliance costs.

Among the Dodd-Frank Act provisions that are likely to affect the Company are the following:

> *Corporate Governance* – The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on so-called "golden parachute" payments in connection with approvals of mergers and acquisitions. The new legislation also authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials. Additionally, the Dodd-Frank Act directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1 billion, regardless of whether the company is publicly traded or not. The Dodd-Frank Act gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.
>
> *Transactions with Affiliates and Insiders* – The Dodd-Frank Act applies Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transactions that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The exemption from Section 23A for transactions with financial subsidiaries was effectively eliminated. The Dodd-Frank Act additionally prohibits an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

Consumer Financial Protection Bureau – The Dodd-Frank Act created the new, independent federal agency, the CFPB, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the ECOA, TLA, RESPA, FACT Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the GLBA and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB, but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive acts and practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. Federal preemption of state consumer protection law requirements, traditionally an attribute of the federal savings association charter, has also been modified by the Dodd-Frank Act and now requires a case-by-case determination of preemption by the OCC and eliminates preemption for subsidiaries of a bank. Depending on the implementation of this revised federal preemption standard, the operations of the Bank could become subject to additional compliance burdens in the states in which it operates.

Deposit Insurance – The Dodd-Frank Act permanently increases the maximum deposit insurance amount for financial institutions to $250,000 per depositor, retroactive to January 1, 2009, and extended unlimited deposit insurance to non interest-bearing transaction accounts through December 31, 2012. The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act eliminates the federal statutory prohibition against the payment of interest on business checking accounts.

Elimination of the Office of Thrift Supervision ("OTS") – The Dodd-Frank Act eliminated the OTS, which was Republic Bank's primary federal regulator. The OCC will generally have rulemaking, examination, supervision and oversight authority and the FDIC will retain secondary authority over Republic Bank. OTS guidance, orders, interpretations, policies and similar items will continue to remain in effect until they are superseded by new guidance and policies from the OCC.

Federal Preemption – A major benefit of the federal thrift charter has been the strong preemptive effect of HOLA, under which Republic Bank is chartered. Historically, the courts have interpreted the HOLA to "occupy the field" with respect to the operations of federal thrifts, leaving no room for conflicting state regulation. The Dodd-Frank Act, however, amends the HOLA to specifically provide that it does not occupy the field in any area of state law. Henceforth, any preemption determination must be made in accordance with the standards applicable to national banks, which have themselves been scaled back to require case-by-case determinations of whether state consumer protection laws discriminate against national banks or interfere with the exercise of their powers before these laws may be pre-empted.

Qualified Thrift Lender Test – Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions. The Dodd-Frank Act subjects violations of the qualified thrift lender test to possible enforcement action for violation of law and imposes dividend restrictions on violating institutions. As of December 31, 2012, Republic Bank met the qualified thrift lender test.

Capital – Under the Dodd-Frank Act, the proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

Incentive Compensation – In 2011, seven federal agencies, including the FDIC, the OCC, the FRB and the SEC, issued a *Notice of Proposed Rulemaking* designed to implement section 956 of the Dodd-Frank Act, which applies only to financial institutions with total consolidated assets of $1 billion or more. This seeks to strengthen the incentive compensation practices at covered institutions by better aligning employee rewards with longer-term institutional objectives. The proposed orders are designed to:

- prohibit incentive-based compensation arrangements that encourage inappropriate risks by providing covered persons with "excessive" compensation;
- prohibit incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons with compensation that "could lead to a material financial loss" to an institution;
- require disclosures that will enable the appropriate federal regulator to determine compliance with the rule; and
- require the institution to maintain policies and procedures to ensure compliance with these requirements and prohibitions commensurate with the size and complexity of the organization and the scope of its use of incentive compensation.

Other Legislative Initiatives

The U.S. Congress and state legislative bodies continually consider proposals for altering the structure, regulation and competitive relationships of financial institutions. It cannot be predicted whether, or in what form, any of these potential proposals or regulatory initiatives will be adopted, the impact the proposals will have on the financial institutions industry or the extent to which the business or financial condition and operations of the Company and its subsidiaries may be affected.

Statistical Disclosures

The statistical disclosures required by Part I Item 1 *"Business"* are located under Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Item 1A. Risk Factors.

FACTORS THAT MAY AFFECT FUTURE RESULTS

An investment in the Company's common stock is subject to risks inherent in its business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this report. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial also may materially and adversely affect its business, financial condition and results of operations in the future. The value or market price of the Company's common stock could decline due to any of these identified or other risks, and an investor could lose all or part of their investment.

There are factors, many beyond the Company's control, which may significantly change the results or expectations of the Company. Some of these factors are described below, however many are described in the other sections of this Annual Report on Form 10-K.

ACCOUNTING POLICIES/ESTIMATES, ACCOUNTING STANDARDS AND INTERNAL CONTROL

The Company's accounting policies and estimates are critical components of the Company's presentation of its financial statements. Management must exercise judgment in selecting and adopting various accounting policies and in applying estimates. Actual outcomes may be materially different than amounts previously estimated. Management has identified several accounting policies and estimates as being critical to the presentation of the Company's financial statements. The Company's management must exercise judgment in selecting and applying many accounting policies and methods in order to comply with generally accepted accounting principles and reflect management's judgment of the most appropriate manner to report the Company's financial condition and results. In some cases, management may select an accounting policy which might be reasonable under the circumstances, yet might result in the Company's reporting different results than would have been reported under a different alternative. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These policies are described in Part II Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" under the section titled "*Critical Accounting Policies and Estimates.*"

With respect to the acquisitions of failed banks, the Bank could post material adjustments up to one year after the acquisition date to bargain purchase gains resulting from valuation revisions to assets acquired and liabilities assumed. The assets acquired and liabilities assumed in the acquisitions of failed banks are presented at estimated fair value as of the respective acquisition date and often times result in bargain purchase gains for the acquiring company. Bargain purchase gains often result in connection with the acquisition of a failed bank because the overall price paid by the acquiring bank is less than the estimated fair value of the assets acquired and liabilities assumed. These fair value estimates are considered preliminary, and are subject to change for up to one year after the closing date of the acquisition, as additional information relative to the acquisition date fair values becomes available. More specifically, fair value adjustments for loans and other real estate owned may be made, as market value data, such as appraisals, are received by the Bank.

Due to the compressed due diligence period of an FDIC-assisted acquisition, the measurement period analysis of information that may be reflective of conditions existing as of the acquisition date generally extends longer within the maximum one year measurement period compared to non-FDIC-assisted transactions. The difference is attributable to the fact that FDIC-assisted transactions are marketed for two to four weeks with on-site due diligence limited to two to three days while traditional non-FDIC-assisted transactions generally have a three to six month due diligence and regulatory approval period prior to the acquisition. The accuracy of the bargain purchase gain estimate can also be negatively impacted by the amount of time between the acquisition date of the failed bank and the required reporting date of the Company. The shorter the time between those two dates can limit the amount of information the Bank can gather before it reports its bargain purchase gain, thus limiting the overall precision in the estimate.

As of the date of this filing, management considers the FCB acquisition within the measurement period; therefore, management believes there may be future adjustments made to the bargain purchase gain that was originally recorded for the third quarter of 2012 and recast as of December 31, 2012. Management also believes that it is possible that some of these adjustments could be significant. While management has made its best estimate related to the future cash flows of the FCB loans based on the information it had available at year end, management believes more data may become available by the end of the first quarter of 2013, including updated appraisal information and face-to-face discussions with troubled borrowers to determine their willingness and ability to repay the loans purchased, which will allow the Bank to more precisely estimate its bargain purchase gain related to the FCB acquisition.

Negative adjustments to the Company's FCB bargain purchase gain could have a material adverse impact to the Company's results of operation.

The Bank may experience future goodwill impairment, which could reduce its earnings. The Bank performed its annual goodwill impairment test during the fourth quarter of 2012 as of September 30, 2012. The evaluation of the fair value of goodwill requires management judgment. If management's judgment was incorrect and an impairment of goodwill was deemed to exist, the Bank would be required to write down its assets resulting in a charge to earnings, which would adversely affect its results of operations, perhaps materially.

Changes in accounting standards could materially impact the Company's financial statements. The Financial Accounting Standards Board ("FASB") may change the financial accounting and reporting standards that govern the preparation of the Company's financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. For example, the FASB has proposed new accounting standards related to fair value accounting and accounting for leases that could materially change the Company's financial statements in the future. Those who interpret the accounting standards, such as the SEC, the banking regulators and the Company's independent registered public accounting firm may amend or reverse their previous interpretations or conclusions regarding how various standards should be applied. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the Company recasting, or possibly restating, prior period financial statements.

If the Company does not maintain strong internal controls and procedures, it may impact profitability. Management reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures on a routine basis. This system is designed to provide reasonable, not absolute, assurances that the internal controls comply with appropriate regulatory guidance. Any undetected circumvention of these controls could have a material adverse impact on the Company's financial condition and results of operations.

If the Bank's OREO is not properly valued or sufficiently reserved to cover actual losses, or if the Bank is required to increase its valuation reserves, the Bank's earnings could be reduced. Management obtains updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as OREO and at certain other times during the asset's holding period. The Bank's net book value of the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value). A write-down is recorded for any excess in the asset's net book value over its fair value. If the Bank's valuation process is incorrect, or if property values decline, the fair value of the Bank's OREO may not be sufficient to recover its carrying value in such assets, resulting in the need for additional writedowns or valuation allowances. Significant additional writedowns or valuation allowances to OREO could have a material adverse effect on the Bank's financial condition and results of operations.

REPUBLIC PROCESSING GROUP

The Company's lines of business and products not typically associated with Traditional Banking expose earnings to additional risks and uncertainties. Republic Processing Group ("RPG") is comprised of three distinct divisions: Tax Refund Solutions ("TRS"), Republic Payment Solutions ("RPS") and Republic Credit Solutions ("RCS").

As a result of RB&T's Agreement with the FDIC, the TRS division is subject to additional oversight requirements through its ERO Plan. If RB&T is unable to comply with these new requirements, the FDIC could require RB&T to cease offering RT products in the future. As disclosed above, RB&T developed an ERO Plan, which was agreed to by the FDIC. The ERO Plan articulates a framework for RB&T to continue to offer non-RAL tax related products and services with specified oversight of the tax preparers with which RB&T does business. The ERO Plan includes requirements for, among other things:

- positive affirmations by EROs of individual tax preparer training related to regulatory requirements applicable to bank products;
- annual audits covering 10% of active ERO locations and a significant sample of applications for Bank products. The audits will consist of onsite visits, document reviews, mystery shops of tax preparation offices, and tax product customer surveys;
- on-site audit confirmation of ERO agreements to adhere to laws, processes, procedures, disclosure requirements and physical and electronic security requirements;
- an advertising approval process that requires RB&T to approve all tax preparer advertisements prior to their issuance;
- monitoring of ERO offices for income tax return quality;
- monitoring of ERO offices for adherence to acceptable tax preparation fee parameters;
- monitoring for federal and state tax preparation requirements, including local and state tax preparer registration, and posting and disclosure requirements relative to Bank products;
- RB&T to provide advance notification, as practicable, to the FDIC of any significant changes in the TRS line of business, including
    - a change of more than 25% from the prior tax season in the number of EROs with which RB&T is doing business, or
    - the addition of tax-related products offered by RB&T that it did not previously offer; and
- RB&T to provide advance notification, as practicable, to the FDIC when RB&T enters into a relationship with a new corporation that has multiple owned or franchised locations, when the relationship alone will represent an increase of more than 10% from the prior tax season in the number of EROs with which RB&T is doing business.

If the FDIC determines that RB&T is not in compliance with its ERO Plan, it has the authority to issue more restrictive enforcement actions. These enforcement actions could include significant additional penalties and/or requirements regarding the tax business which could significantly, negatively impact this segment's profitability and cause RB&T to exit the business altogether.

As a result of RB&T's Agreement with the FDIC, the TRS division is subject to additional oversight requirements not currently imposed on its competitors. Management believes these additional requirements have made attracting new relationships and retaining existing relationships more difficult for RB&T. As disclosed above, the Agreement contains a provision for an ERO Plan which has been implemented by RB&T. The ERO Plan placed additional oversight and training requirements on RB&T and its tax preparation partners that are not currently required by the regulators for RB&T's competitors in the tax business. Management believes these additional requirements have made attracting new relationships and retaining existing relationships more difficult for RB&T, negatively impacting future RT volume. Reductions in RT volume will have a material adverse impact to RB&T's earnings.

Discontinuance of the RAL product will have a material adverse impact on the profitability of RB&T's RT products. TRS faces direct competition for RT market share from independently-owned processing groups partnered with banks. Independent processing groups that were unable to offer RAL products have historically been at a competitive disadvantage to banks who could offer RALs. Without the ability to originate RALs after April 30, 2012, RB&T faces increased competition in the RT marketplace. In addition to the loss of volume resulting from additional competitors, RB&T will incur substantial pressure on its profit margin for its RT products as it is forced to compete with existing rebate and pricing incentives in the RT marketplace.

Reduced RT volume and/or a decrease in profitability of the RT products will have a material adverse impact to RB&T's earnings.

RB&T's RT products represent a significant business risk, and with the elimination of the RAL product, management believes RB&T could be subject to additional regulatory and public pressure to exit the RT business. If RB&T can no longer offer these products it will have a material adverse effect on its profits. The TRS division offers bank products to facilitate the payment of tax refunds for customers that electronically file their tax returns. RB&T is one of only a few financial institutions in the U.S. that provides this service to taxpayers. In return, RB&T charges a fee for the service. During 2012, net income from the TRS division accounted for approximately 51% of the Company's total net income.

Various governmental, regulatory and consumer groups have, from time to time, questioned the fairness of the TRS RAL and RT products. With RB&T's agreement to cease offering RALs beyond April 30, 2012, management believes these groups could focus more attention on the RT product. Actions of these groups and others could result in regulatory, governmental or legislative action or material litigation against RB&T.

Discontinuing the RT product by RB&T, either voluntarily or involuntarily, would significantly reduce RB&T's earnings.

The TRS division represents a significant operational risk, and if RB&T were unable to properly service this business, it could materially impact earnings. This division requires continued increases in technology and employees to service its business. In order to process its business, RB&T must implement and test new systems, as well as train new employees. RB&T relies heavily on communications and information systems to conduct its TRS division. Any failure, interruption or breach in security of these systems could result in failures or disruptions in customer relationship management and other systems. Significant operational problems could also cause a material portion of RB&T's tax-preparer base to switch to a competitor to process their bank product transactions, significantly reducing RB&T's projected revenue without a corresponding decrease in expenses.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1 "Business"*
  - *General Business Overview*
    - *Republic Processing Group segment*
- *Part I Item 1A "Risk Factors"*
  - *Republic Processing Group*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
  - *"Recent Developments"*
  - *"Overview"*
  - *"Results of Operations"*
  - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Loans and Allowance for Loan Losses"*
  - *Footnote 21 "Segment Information"*

TRADITIONAL BANK LENDING AND THE ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses could be insufficient to cover the Bank's actual loan losses. The Bank makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the amount of the allowance for loan losses, among other things, the Bank reviews its loans and its loss and delinquency experience, and the Bank evaluates economic conditions. If its assumptions are incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio, resulting in additions to its allowance. In addition, regulatory agencies periodically review the allowance for loan losses and may require the Bank to increase its provision for loan losses or recognize further loan charge-offs. A material increase in the allowance for loan losses or loan charge-offs would have a material adverse effect on the Bank's financial condition and results of operations.

Deterioration in the quality of the Traditional Banking loan portfolio may result in additional charge-offs, which would adversely impact the Bank's operating results. Despite the various measures implemented by the Bank to address the current economic environment, there may be further deterioration in the Bank's loan portfolio. When borrowers default on their loan obligations, it may result in lost principal and interest income and increased operating expenses associated with the increased allocation of management time and resources associated with the collection efforts. In certain situations where collection efforts are unsuccessful or acceptable "work out" arrangements cannot be reached or performed, the Bank may have to charge off loans, either in part or in whole. Additional charge-offs will adversely affect the Bank's operating results and financial condition.

The Bank's financial condition and earnings could be negatively impacted to the extent the Bank relies on borrower information that is false, misleading or inaccurate. The Bank relies on the accuracy and completeness of information provided by vendors, customers and other parties. In deciding whether to extend credit, or enter into transactions with other parties, the Bank relies on information furnished by, or on behalf of, customers or entities related to those customers or other parties. Additional charge-offs will adversely affect the Bank's operating results and financial condition.

The Bank's use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral. In considering whether to make a loan secured by real property, the Bank generally requires an appraisal of the real property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and an error in fact or judgment could adversely affect the reliability of the appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors the value of collateral backing a loan may be less than supposed, and if a default occurs, the Bank may not recover the outstanding balance of the loan. Additional charge-offs will adversely affect the Bank's operating results and financial condition.

The Bank is exposed to risk of environmental liabilities with respect to properties to which it takes title. In the course of its business, the Bank may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. The Bank may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if the Bank is the owner or former owner of a contaminated site, the Bank may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect the Bank.

Prepayment of loans may negatively impact the Bank's business. The Bank's customers may prepay the principal amount of their outstanding loans at any time. The speeds at which such prepayments occur, as well as the size of such prepayments, are within the Bank's customers' discretion. If customers prepay the principal amount of their loans, and the Bank is unable to lend those funds to other customers or invest the funds at the same or higher interest rates, the Bank's interest income will be reduced. A significant reduction in interest income would have a negative impact on the Bank's results of operations and financial condition.

RB&T is highly dependent upon programs administered by Freddie Mac ("FHLMC"). Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect its business, financial position, results of operations and cash flows. RB&T's ability to generate revenues through mortgage loan sales to institutional investors depends to a significant degree on programs administered by FHLMC. This entity plays a powerful role in the residential mortgage industry, and RB&T has significant business relationships with it. RB&T's status as an FHLMC approved seller/servicer is subject to compliance with its selling and servicing guides.

Any discontinuation of, or significant reduction or material change in, the operation of FHLMC or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of FHLMC would likely prevent RB&T from originating and selling most, if not all, of its mortgage loan originations.

The mortgage warehouse lending business is subject to numerous risks which could result in losses. Risks associated with mortgage warehouse loans include, without limitation, (i) credit risks relating to the mortgage bankers that borrow from RB&T, (ii) the risk of intentional misrepresentation or fraud by any of such mortgage bankers and their third party service providers, (iii) changes in the market value of mortgage loans originated by the mortgage banker during the time in warehouse, the sale of which is the expected source of repayment of the borrowings under a warehouse line of credit, or (iv) unsalable or impaired mortgage loans so originated, which could lead to decreased collateral value and the failure of a purchaser of the mortgage loan to purchase the loan from the mortgage banker. Failure to mitigate these risks could have a material adverse impact on the Bank's financial statements and results of operations.

Loan production volume through warehouse lending is subject to various market conditions. RB&T's warehouse lending business is significantly influenced by the volume and composition of residential mortgage purchase and refinance transactions among the Bank's mortgage banking clients. During 2012 the Bank's warehouse lending volume consisted of 47% purchase transactions, in which the mortgage company's borrower was purchasing a new residence, and 53% refinance transactions, in which the mortgage company's client was refinancing an existing mortgage loan. Purchase volume is driven by a number of factors, including but not limited to, the overall economy, the housing market, and long-term residential mortgage interest rates; while refinance volume is primarily driven by long-term residential mortgage interest rates. RB&T's warehouse lending business has benefited from the past two years of low or declining long-term residential mortgage rates which have incentivized a high volume of borrowers to refinance their mortgages. Increases in long-term residential mortgage interest rates will likely decrease refinances; and, without an equivalent increase in purchases and/or growth in RB&T's warehouse client base, would have an adverse impact on the Bank's net interest income.

INVESTMENT SECURITIES AND FHLB STOCK

Concerns regarding a downgrade of the U.S. government's credit rating could have a material adverse effect on the Company's business, financial condition, liquidity, and results of operations. In 2011, Standard & Poor's lowered its long-term sovereign credit rating on the U.S. from AAA to AA+ and also lowered the credit rating of several related government agencies and institutions, including FHLMC, FNMA, and the Federal Home Loan Bank's ("FHLB's"), from AAA to AA+. Further downgrades by Standard & Poor's or other rating agencies, particularly Moody's and Fitch, or defaults by the U.S. on any of its obligations could have material adverse impacts on financial and banking markets and economic conditions in the U.S. and throughout the world. In turn, the market's anticipation of these impacts could have a material adverse effect on the Company's business, financial condition and liquidity. In particular, these events could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect the Company's profitability. It may also negatively affect the value and liquidity of the government securities the Bank holds in its investment portfolio.

At December 31, 2012, the majority of the Bank's investment securities were issued by FHLMC, FNMA, and the FHLB. It is uncertain as to what impact future downgrades or defaults, if any, will have on these securities as sources of liquidity and funding. Also, the adverse consequences as a result of downgrades could extend to the borrowers of the loans the Bank makes and, as a result, could adversely affect its borrowers' ability to repay their loans.

The Bank's investment in Federal Home Loan Bank stock may become impaired. At December 31, 2012, the Bank owned $28 million in FHLB stock. As a condition of membership at the FHLB, the Bank is required to purchase and hold a certain amount of FHLB stock. Its stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB and is calculated in accordance with the Capital Plan of the FHLB. The Bank's FHLB stock has a par value of $100, is carried at cost, and it is subject to recoverability testing per applicable accounting standards. The Bank's FHLB stock investments could become impaired. The Bank will continue to monitor the financial condition of the FHLB as it relates to, among other things, the recoverability of its investment.

The Bank's investment securities may incur other than temporary impairment charges. The Bank's investment portfolio is periodically evaluated for other-than-temporary impairment loss ("OTTI"). In 2011 and 2010, an OTTI charge was recognized on the Bank's private label mortgage backed securities. The Bank's remaining private label mortgage backed security may still require an OTTI charge in the future should the financial condition of the underlying mortgages deteriorate further.

ASSET LIABILITY MANAGEMENT AND LIQUIDITY

Fluctuations in interest rates could reduce profitability. The Bank's primary source of income is from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. The Bank expects to periodically experience "gaps" in the interest rate sensitivities of its assets and liabilities, meaning that either interest-bearing liabilities will be more sensitive to changes in market interest rates than interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to the Bank's position, earnings may be negatively affected.

The Bank's asset-liability management strategy may not be able to prevent changes in interest rates from having a material adverse effect on results of operations and financial condition. Overall, interest rates generally have decreased since 2008. In order to combat contraction with its net interest income and net interest margin and improve its current earnings for the current year and near-term, the Bank elected to retain assets in the loan and investment portfolios with longer repricing durations. In addition, through its strategic pricing, the Bank also allowed its certificates of deposits, which are a longer-term source of funding, to decline. While the Bank has remained within its board approved interest rate risk policies, when interest rates begin to rise again, the Bank's net interest income and net interest margin will be more negatively impacted as a result of these strategies. More specifically, the Bank's interest income will rise at a slower pace than the Bank's interest expense and the fair value of the Bank's assets will likely decrease at a faster pace than the increase in the fair value of interest-bearing liabilities. These circumstances will cause a decline in the Bank's net interest income and a reduction in the Bank's economic value of equity.

A continued stable interest rate environment will reduce profitability. From 2007 through early 2009, net interest income within the Traditional Banking segment benefitted from low short-term interest rates in combination with a "steep" yield curve and an increase in average-earning assets. The month-to-month improvement in this benefit when comparing to the same month in the previous year, however, began to decrease in late 2008, as the Bank could no longer lower the rate on many of its interest-bearing liabilities, while the Bank's higher yielding interest-earning assets continued to pay down and reprice lower. An on-going stable interest rate environment will cause the Bank's interest-earning assets to continue to reprice into lower yielding assets without the ability for the Bank to offset the decline in interest income through a reduction in its cost of funds. The continued contraction in the Bank's net interest margin will cause net income to decrease. The overall magnitude of the decrease in net interest income will depend on the period of time that the current interest rate environment remains.

Mortgage Banking activities could be adversely impacted by increasing long-term interest rates. The Company is unable to predict changes in market interest rates. Changes in interest rates can impact the gain on sale of loans, loan origination fees and loan servicing fees, which account for a significant portion of Mortgage Banking income. A decline in market interest rates generally results in higher demand for mortgage products, while an increase in rates generally results in reduced demand. Generally, if demand increases, Mortgage Banking income will be positively impacted by more gains on sale; however, the valuation of existing mortgage servicing rights will decrease and may result in a significant impairment. Moreover, a decline in demand for Mortgage Banking products could also adversely impact other programs/products such as home equity lending, title insurance commissions and service charges on deposit accounts. Specifically, the Bank's Mortgage Banking income has benefitted in the past three years from a relatively low rate environment which has incentivized borrowers to refinance their mortgages. During 2012, the Bank's loan sales consisted of 19% purchase transactions and 81% refinance transactions. Increases in long-term interest rates would likely decrease demand for all Mortgage Banking products, and most significantly decrease refinance transaction volume. These decreases in demand will have a significant adverse impact on Mortgage Banking income.

The Company may need additional capital resources in the future and these capital resources may not be available when needed or at all. The Company may need to incur additional debt or equity financing in the future for growth, investment or strategic acquisitions. Such financing may not be available on acceptable terms or at all. If the Company is unable to obtain additional financing, it may not be able to grow or make strategic acquisitions or investments.

The Bank's funding sources may prove insufficient to replace deposits and support future growth. The Bank relies on customer deposits, brokered deposits and advances from the FHLB to fund operations. Although the Bank has historically been able to replace maturing deposits and advances if desired, no assurance can be given that the Bank would be able to replace such funds in the future if the Bank's financial condition or the financial condition of the FHLB or general market conditions were to change. The Bank's financial flexibility will be severely constrained if it is unable to maintain its access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if the Bank is required to rely more heavily on more expensive funding sources to support future growth, revenues may not increase proportionately to cover costs. In this case, profitability would be adversely affected.

Although the Bank considers such sources of funds adequate for its liquidity needs, the Bank may seek additional debt in the future to achieve long-term business objectives. There can be no assurance additional borrowings, if sought, would be available to the Bank or, if available, would be on favorable terms. The sale of equity or equity-related securities in the future may be dilutive to the Bank's shareholders, and debt financing arrangements may require the Bank to pledge some of its assets and enter into various affirmative and negative covenants, including limitations on operational activities and financing alternatives. Future financing sources, if sought, might be unavailable to the Bank or, if available, could be on terms unfavorable to the Bank and may require regulatory approval. If additional financing sources are unavailable or are not available on reasonable terms, growth and future prospects could be adversely affected.

DEPOSITS, OVERDRAFTS, FDIC INSURANCE PREMIUMS AND SERVICE CHARGES ON DEPOSITS

Clients could pursue alternatives to bank deposits, causing the Bank to lose a relatively inexpensive source of funding. Checking and savings account balances and other forms of client deposits could decrease if clients perceive alternative investments, such as the stock market, as providing superior expected returns. If clients move money out of bank deposits in favor of alternative investments, the Bank could lose a relatively inexpensive source of funds, increasing its funding costs and negatively impacting its overall results of operations.

The expiration of the unlimited FDIC insurance on non interest-bearing accounts could cause clients to pursue safer or higher yielding investments. Non interest-bearing deposit balances previously covered under unlimited FDIC insurance may decrease as clients perceive alternatives to be safer or more lucrative. If clients move money out of bank deposits in favor of alternative investments, the Bank could lose a relatively inexpensive source of funds, increasing its funding costs.

The loss of large non-sweep deposit relationships could increase the Bank's funding costs. The Bank's large non-sweep deposits do not require collateral; therefore, cash from these accounts can generally be utilized to fund the loan portfolio. If any of these balances are moved from the Bank, the Bank would likely utilize overnight borrowing lines in the short-term to replace the balances. On a longer-term basis, the Bank would likely utilize brokered deposits to replace withdrawn balances. The overall cost of gathering brokered deposits, however, could be substantially higher than the Traditional Bank deposits they replace, increasing the Bank's funding costs and reducing the Bank's overall results of operations.

The Bank's "Overdraft Honor" program represents a significant business risk, and if the Bank terminated the program it would materially impact the earnings of the Bank. There can be no assurance that Congress, the Bank's regulators, or others, will not impose additional limitations on this program or prohibit the Bank from offering the program. The Bank's "Overdraft Honor" program permits eligible customers to overdraft their checking accounts up to a predetermined dollar amount for the Bank's customary overdraft fee(s). Generally, to be eligible for the Overdraft Honor program, customers must qualify for one of the Bank's traditional checking products when the account is opened, remain in that product for 30 days and have recurring deposit activity within the account. Once the eligibility requirements have been met, the client is eligible to participate in the Overdraft Honor program. If an overdraft occurs, the Bank may pay the overdraft, at its discretion, up to the client's individual overdraft limit. Under regulatory guidelines, customers utilizing the Overdraft Honor program may remain in overdraft status for no more than 60 days. Generally, an account that is overdrawn for 60 consecutive days is closed and the balance is charged off.

Overdraft balances from deposit accounts, including those overdraft balances resulting from the Bank's Overdraft Honor program, are recorded as a component of loans on the Bank's balance sheet.

The Bank assesses two types of fees related to overdrawn accounts, a fixed per item fee and a fixed daily charge for being in overdraft status. The per item fee for this service is not considered an extension of credit, but rather is considered a fee for paying checks when sufficient funds are not otherwise available. As such, it is classified on the income statement in "service charges on deposits" as a component of non-interest income along with per item fees assessed to customers not in the Overdraft Honor program. A substantial majority of the per item fees in service charges on deposits relates to customers in the Overdraft Honor program. The daily fee assessed to the client for being in overdraft status is considered a loan fee and is thus included in interest income under the line item "loans, including fees." The total net per item fees included in service charges on deposit for the years ended December 31, 2012 and 2011 were $7.5 million and $8.9 million. The total net daily overdraft charges included in interest income for the years ended December 31, 2012 and 2011 was $1.7 million and $1.8 million. Additional limitations or elimination, or adverse modifications to this program, either voluntary or involuntary, would significantly reduce Bank earnings.

In 2010, the FDIC issued its final guidance on Automated Overdraft payment programs which requires FDIC regulated banks to implement and maintain robust oversight of these programs. The new guidance has had a material adverse effect on the Bank's net income. These guidelines have negatively impacted and will continue to negatively impact the Bank's net income in 2013 and beyond. This guidance states, "the FDIC expects institutions to implement effective compliance and risk management systems, policies, and procedures to ensure that institutions manage any overdraft payment programs in accordance with the *2005 Joint Guidance on Overdraft Protection Programs (Joint Guidance)(Financial Institutions Letter (FIL)-11-2005)* and the Federal Reserve Bank ("FRB") November 2009 amendments to Regulation E, to avoid harming consumers or creating other compliance, operational, financial, reputational, legal or other risks."

Management believes that the implementation of these guidelines was the primary driver in the 16% reduction of the Bank's annual overdraft fee income during 2012. Additional limitations or adverse modifications to this program, either voluntary or involuntary, would further significantly reduce net income.

Company expenses would increase as a result of increases in FDIC insurance premiums. Under the Dodd-Frank Act, the minimum statutory reserve ratio for the FDIC's Deposit Insurance Fund will increase from 1.15% to 1.35% of insurable deposits by 2020. There can be no assurance that the FDIC will not impose special assessments or increase the deposit premiums applicable to the Company.

COMPANY COMMON STOCK

The Company's common stock generally has a low average daily trading volume, which limits a stockholder's ability to quickly accumulate or quickly sell large numbers of shares of Republic's stock without causing wide price fluctuations. Republic's stock price can fluctuate widely in response to a variety of factors, such as actual or anticipated variations in the Company's operating results, recommendations by securities analysts, operating and stock price performance of other companies, news reports, results of litigation, regulatory actions or changes in government regulations, among other factors. A low average daily stock trading volume can lead to significant price swings even when a relatively small number of shares are being traded.

The market price for the Company's common stock may be volatile. The market price of the Company's common stock could fluctuate substantially in the future in response to a number of factors, including those discussed below. The market price of the Company's common stock has in the past fluctuated significantly and is likely to continue to fluctuate significantly. Some of the factors that may cause the price of the Company's common stock to fluctuate include:

- Variations in the Company's and its competitors' operating results;
- Changes in earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to the Bank or other financial institutions;
- Announcements by the Company or its competitors of mergers, acquisitions and strategic partnerships;
- Additions or departure of key personnel;
- Actual or anticipated quarterly or annual fluctuations in operating results, cash flows and financial condition;
- The announced exiting of or significant reductions in material lines of business within the Company;
- Changes or proposed changes in banking laws or regulations or enforcement of these laws and regulations;
- Events affecting other companies that the market deems comparable to the Company;
- Developments relating to regulatory examinations;
- Speculation in the press or investment community generally or relating to the Company's reputation or the financial services industry;
- Future issuances or re-sales of equity or equity-related securities, or the perception that they may occur;

- General conditions in the financial markets and real estate markets in particular, developments related to market conditions for the financial services industry;
- Domestic and international economic factors unrelated to the Company's performance;
- Developments related to litigation or threatened litigation;
- The presence or absence of short selling of the Company's common stock; and,
- Future sales of the Company's common stock or debt securities.

In addition, in recent years, the stock market, in general, has experienced extreme price and volume fluctuations. This is due, in part, to investors' shifting perceptions of the effect of changes and potential changes in the economy on various industry sectors. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their performance or prospects. These broad market fluctuations may adversely affect the market price of the Company's common stock, notwithstanding its actual or anticipated operating results, cash flows and financial condition. The Company expects that the market price of its common stock will continue to fluctuate due to many factors, including prevailing interest rates, other economic conditions, operating performance and investor perceptions of the outlook for the Company specifically and the banking industry in general. There can be no assurance about the level of the market price of the Company's common stock in the future or that you will be able to resell your shares at times or at prices you find attractive.

The Company's 2012 results of operations are unlikely to be repeated in future years and its 2013 results of operations are projected to reflect significant declines in key income items. The Company's 2013 net income and overall results of operations will likely show a substantial decline as compared to those achieved in 2012. The Company's results of operations for 2012 reflect pre-tax bargain purchase gains on FDIC assisted acquisitions of $55 million, RAL fees in interest income of $45 million and RT fees in non interest income of $78 million.

Within the Traditional Banking segment, FDIC-assisted acquisition opportunities are expected to decline substantially in 2013 as compared to 2012. In addition, as the market for FDIC-assisted opportunities declines, pricing for the deals that do become available is expected to be less favorable as competition increases for these limited opportunities. As a result of these factors, the level of bargain purchase gains achieved by the Company in 2012 are unlikely to be repeated in 2013 and beyond.

Within the RPG segment, RAL revenue will not reoccur in the future as a result of the discontinuance of the RAL product effective April 30, 2012. Furthermore, RT revenues will be reduced substantially in 2013 primarily due to decreased customer volume following the termination of material contracts with Jackson Hewitt Tax Service and Liberty Tax Service and pricing pressures following the loss of the RAL product as a competitive advantage. Due primarily to these factors, RPG net income is expected to be in a range of $3 to $5 million for the first quarter of 2013. RPG typically operates at a loss after the first quarter of each calendar year.

Comparisons of the Company's 2012 and 2013 results of operations will likely reflect significant negative declines in revenues and overall net income. These declines may also have a negative impact on the Company's stock price.

An investment in the Company's Common Stock is not an insured deposit. The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Company's common stock, you could lose some or all of your investment.

The Company's insiders hold voting rights that give them significant control over matters requiring stockholder approval. The Company's Chairman/CEO and President hold substantial voting authority over the Company's Class A Common Stock and Class B Common Stock. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. This group generally votes together on matters presented to stockholders for approval. These actions may include, for example, the election of directors, the adoption of amendments to corporate documents, the approval of mergers and acquisitions, sales of assets and the continuation of the Company as a registered company with obligations to file periodic reports and other filings with the SEC. Consequently, other stockholders' ability to influence Company actions through their vote may be limited and the non-insider stockholders may not have sufficient voting power to approve a change in control even if a significant premium is being offered for their shares. Majority stockholders may not vote their shares in accordance with minority stockholder interests.

GOVERNMENT REGULATION / ECONOMIC FACTORS

The Company is significantly impacted by the regulatory, fiscal and monetary policies of federal and state governments which could negatively impact the Company's liquidity position and earnings. These policies can materially affect the value of the Company's financial instruments and can also adversely affect the Company's customers and their ability to repay their outstanding loans. Also, failure to comply with laws, regulations or policies, or adverse examination findings, could result in significant penalties, negatively impact operations, or result in other sanctions against the Company. The Board of Governors of the FRB regulates the supply of money and credit in the U.S. Its policies determine, in large part, the Company's cost of funds for lending and investing and the return the Company earns on these loans and investments, all of which impact net interest margin.

The Company and the Bank are heavily regulated at both the federal and state levels and are subject to various routine and non-routine examinations by federal and state regulators. This regulatory oversight is primarily intended to protect depositors, the Deposit Insurance Fund and the banking system as a whole, not the stockholders of the Company. Changes in policies, regulations and statutes, or the interpretation thereof, could significantly impact the product offerings of Republic causing the Company to terminate or modify its product offerings in a manner that could materially adversely affect the earnings of the Company.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. Various federal and state regulatory agencies possess cease and desist powers, and other authority to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulations. The FRB possesses similar powers with respect to bank holding companies. These, and other restrictions, can limit in varying degrees, the manner in which Republic conducts its business.

The Dodd-Frank Act may adversely affect the Company's business, financial conditions and results of operations. In July, 2010, the President of the U.S. signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act"). The Dodd-Frank Act imposes various new restrictions and creates an expanded framework of regulatory oversight for financial institutions.

The Dodd-Frank Act requires the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank holding companies. In addition, the "Basel III" standards announced by the Basel Committee on Banking Supervision (the "Basel Committee"), if adopted, could lead to significantly higher capital requirements, higher capital charges and more restrictive leverage and liquidity ratios. The standards would, among other things, impose more restrictive eligibility requirements for Tier 1 and Tier 2 capital; increase the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduce a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%; increase the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer; increase the minimum total capital ratio to 10.5% inclusive of the capital buffer; and introduce a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards.

The new Basel III capital standards have been indefinitely delayed by U.S. federal banking agencies. It is not yet known when these standards will be implemented by U.S. regulators or how they will be applied to financial institutions and financial institutions holding companies. Implementation of these standards, or any other new regulations, may adversely affect the Bank's and Republic's ability to pay dividends, or require the Company to restrict growth or raise capital, including in ways that may adversely affect its results of operations or financial condition.

Many provisions of the Dodd-Frank Act will not be implemented immediately and will require interpretation and rule making by federal regulators. While the ultimate effect of the Dodd-Frank on the Company cannot be determined yet, the law is likely to result in increased compliance costs and fees paid to regulators, along with possible restrictions on the Company's operations.

Also, included as provisions of the Dodd-Frank Act was the establishment of the Bureau of Consumer Financial Protection, which was granted authority to regulate companies that provide consumer financial services. The Company is regularly refining its consumer financial services and developing new products and services or operations to address recent or anticipated legislative and regulatory changes. Some of these anticipated legislative and regulatory changes may result in, among other things, RB&T reducing fees to consumers or implementing additional disclosure requirements. The Company could incur additional operating costs which could reduce overall product profitability and lead to the Company exiting certain consumer products. The Company generally cannot estimate what effect, if any, operational changes it would make in response to legislative and regulatory changes and what effect these changes may have on the Company's financial results until the Company is able to develop legal and financially viable alternative products and services.

Government responses to economic conditions may adversely affect the Company's operations, financial condition and earnings. Newly enacted financial reform legislation will change the bank regulatory framework, create an independent consumer protection bureau that will assume the consumer protection responsibilities of the various federal banking agencies, and establish more stringent capital standards for banks and bank holding companies. The legislation will also result in new regulations affecting the lending, funding, trading and investment activities of banks and bank holding companies. Bank regulatory agencies also have been responding aggressively to concerns and adverse trends identified in examinations. Ongoing uncertainty and adverse developments in the financial services industry and the domestic and international credit markets, and the effect of new legislation and regulatory actions in response to these conditions, may adversely affect Company operations by restricting business activities, including the Company's ability to originate or sell loans, modify loan terms, or foreclose on property securing loans. These measures are likely to increase the Company's costs of doing business and may have a significant adverse effect on the Company's lending activities, financial performance and operating flexibility. In addition, these risks could affect the performance and value of the Company's loan and investment securities portfolios, which also would negatively affect financial performance.

Furthermore, the Board of Governors of the Federal Reserve System, in an attempt to help the overall economy, has, among other things, kept interest rates low through its targeted federal funds rate and the purchase of mortgage-backed securities. If the Federal Reserve Board increases the federal funds rate, overall interest rates will likely rise, which may negatively impact the housing markets and the U.S. economic recovery. In addition, deflationary pressures, while possibly lowering operating costs, could have a significant negative effect on the Company's borrowers, especially business borrowers, and the values of underlying collateral securing loans, which could negatively affect the Company's financial performance.

The Company may be subject to examinations by taxing authorities which could adversely affect results of operations. In the normal course of business, the Company may be subject to examinations from federal and state taxing authorities regarding the amount of taxes due in connection with investments it has made and the businesses in which the Company is engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in the Company's favor, they could have an adverse effect on the Company's financial condition and results of operations.

The Company may be adversely affected by the soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company's credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Company. Any such losses could have a material adverse effect on the Company's financial condition and results of operations.

MANAGEMENT, INFORMATION SYSTEMS, ACQUISITIONS, ETC.

The Company is dependent upon the services of its management team and qualified personnel. The Company is dependent upon the ability and experience of a number of its key management personnel who have substantial experience with Company operations, the financial services industry and the markets in which the Company offers services. It is possible that the loss of the services of one or more of its senior executives or key managers would have an adverse effect on operations, moreover, the Company depends on its account executives and loan officers to attract bank customers by developing relationships with commercial and consumer clients, mortgage companies, real estate agents, brokers and others. The Company believes that these relationships lead to repeat and referral business. The market for skilled account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. In addition, if a manager leaves the Company, other members of the manager's team may follow. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. The Company's success also depends on its ability to continue to attract, manage and retain other qualified personnel as the Company grows. The Company cannot assure you that it will continue to attract or retain such personnel.

The Company's operations could be impacted if its third-party service providers experience difficulty. The Company depends on a number of relationships with third-party service providers, including core systems processing and web hosting. These providers are well established vendors that provide these services to a significant number of financial institutions. If these third-party service providers experience difficulty or terminate their services and the Company is unable to replace them with other providers, its operations could be interrupted which would adversely impact its business.

The Company's operations, including customer interactions, are increasingly done via electronic means, and this has increased the risks related to cyber security. The Company is exposed to the risk of cyber-attacks in the normal course of business. In general, cyber incidents can result from deliberate attacks or unintentional events. Management has observed an increased level of attention in the industry focused on cyber-attacks that include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as by causing denial-of-service attacks on websites. Cyber-attacks may be carried out by third parties or insiders using techniques that range from highly sophisticated efforts to electronically circumvent network security or overwhelm websites to more traditional intelligence gathering and social engineering aimed at obtaining information necessary to gain access. The objectives of cyber-attacks vary widely and can include theft of financial assets, intellectual property, or other sensitive information, including the information belonging to the Bank's customers. Cyber-attacks may also be directed at disrupting operations. While the Company has not incurred any material losses related to cyber-attacks, nor is management aware of any specific or threatened cyber-incidents as of the date of this report, the Bank may incur substantial costs and suffer other negative consequences if the Bank falls victim to successful cyber-attacks. Such negative consequences could include remediation costs that may include liability for stolen assets or information and repairing system damage that may have been caused; increased cyber security protection costs that may include organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; litigation; and reputational damage adversely affecting customer or investor confidence.

The Company's information systems may experience an interruption that could adversely impact the Company's business, financial condition and results of operations. The Company relies heavily on communications and information systems to conduct its business. Any failure or interruption of these systems could result in failures or disruptions in customer relationship management, general ledger, deposit, loan and other systems. While the Company has policies and procedures designed to prevent or limit the impact of the failure or interruption of information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrences of any failures, or interruptions of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

New lines of business or new products and services may subject the Company to additional risks. From time to time, the Company may develop and grow new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company's business, results of operations and financial condition. All service offerings, including current offerings and those which may be provided in the future, may become more risky due to changes in economic, competitive and market conditions beyond the Company's control.

Negative public opinion could damage the Company's reputation and adversely affect earnings. Reputational risk is the risk to Company operations from negative public opinion. Negative public opinion can result from the actual or perceived manner in which the Company conducts its business activities, including sales practices, practices used in origination and servicing operations, the management of actual or potential conflicts of interest and ethical issues, and the Company's protection of confidential customer information. Negative public opinion can adversely affect the Company's ability to keep and attract customers and can expose the Company to litigation.

The Company's ability to successfully complete acquisitions will affect its ability to grow its franchise and compete effectively in its market areas. The Company has announced plans to pursue a policy of growth through acquisitions in the near-future to supplement internal growth. The Company's efforts to acquire other financial institutions and financial service companies or branches may not be successful. Numerous potential acquirers exist for many acquisition candidates, creating intense competition, which affects the purchase price for which the institution can be acquired. In many cases, the Company's competitors have significantly greater resources than the Company has, and greater flexibility to structure the consideration for the transaction. The Company may also not be the successful bidder in acquisition opportunities that it pursues due to the willingness or ability of other potential acquirers to propose a higher purchase price or more attractive terms and conditions than the Company is willing or able to propose. The Company intends to continue to pursue acquisition opportunities in each of its market areas, although the Company currently has no understandings or agreements to acquire other financial institutions. The risks presented by the acquisition of other financial institutions could adversely affect the Bank's financial condition and results of operations.

If the Company is successful in conducting acquisitions, it will be presented with many risks that could adversely affect the Company's financial condition and results of operations. An institution that the Company acquires may have unknown asset quality issues or unknown or contingent liabilities that the Company did not discover or fully recognize in the due diligence process, thereby resulting in unanticipated losses. The acquisition of other institutions also typically requires the integration of different corporate cultures, loan and deposit products, pricing strategies, data processing systems and other technologies, accounting, internal audit and financial reporting systems, operating systems and internal controls, marketing programs and personnel of the acquired institution, in order to make the transaction economically advantageous. The integration process is complicated and time consuming and could divert the Company's attention from other business concerns and may be disruptive to its customers and the customers of the acquired institution. The Company's failure to successfully integrate an acquired institution could result in the loss of key customers and employees, and prevent the Company from achieving expected synergies and cost savings. Acquisitions also result in professional fees and may result in creating goodwill that could become impaired, thereby requiring the Company to recognize further charges. The Company may finance acquisitions with borrowed funds, thereby increasing the Company's leverage and reducing liquidity, or with potentially dilutive issuances of equity securities.

The Company may engage in additional FDIC-assisted transactions, which could present additional risks to its business. The Company may have additional opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. Although these FDIC-assisted transactions typically provide for FDIC assistance to an acquirer to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, the Company is (and would be in future transactions) subject to many of the same risks it would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes the Company expects. In addition, because these acquisitions are structured in a manner that would not allow the Company the time and access to information normally associated with preparing for and evaluating a negotiated acquisition, the Company may face additional risks in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to capital resources requiring the Company to raise additional capital. Moreover, if the Company seeks to participate in additional FDIC-assisted acquisitions, the Company can only participate in the bid process if it receives approval of bank regulators. The Company's inability to overcome these risks could have a material adverse effect on its business, financial condition and results of operations.

The Company's litigation related costs may continue to increase. The Bank is subject to a variety of legal proceedings that have arisen in the ordinary course of the Bank's business. The Bank believes that it has meritorious defenses in legal actions where it has been named as a defendant and is vigorously defending these suits. There can be no assurance that a resolution of any such legal matters will not result in significant liability to the Bank nor have a material adverse impact on its financial condition and results of operations or the Bank's ability to meet applicable regulatory requirements. Moreover, the expenses of pending legal proceedings could adversely affect the Bank's results of operations until they are resolved.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

The Company's executive offices, principal support and operational functions are located at 601 West Market Street in Louisville, Kentucky. Republic has 34 banking centers located in Kentucky, four banking centers located in Florida, three banking centers in Indiana and one banking center located each in Ohio, Tennessee and Minnesota.

The location of Republic's facilities, their respective approximate square footage and their form of occupancy are as follows:

Bank Offices	Approximate Square Footage	Owned (O)/ Leased (L)
Kentucky Banking Centers:		
Louisville Metropolitan Area		
2801 Bardstown Road, Louisville	5,000	L (1)
601 West Market Street, Louisville	57,000	L (1)
661 South Hurstbourne Parkway, Louisville	42,000	L (1)
9600 Brownsboro Road, Louisville	15,000	L (1)
5250 Dixie Highway, Louisville	5,000	O/L (2)
10100 Brookridge Village Boulevard, Louisville	5,000	O/L (2)
9101 U.S. Highway 42, Prospect	3,000	O/L (2)
11330 Main Street, Middletown	6,000	O/L (2)
3902 Taylorsville Road, Louisville	4,000	O/L (2)
3811 Ruckriegel Parkway, Louisville	4,000	O/L (2)
5125 New Cut Road, Louisville	4,000	O/L (2)
4808 Outer Loop, Louisville	4,000	O/L (2)
438 Highway 44 East, Shepherdsville	4,000	O/L (2)
1420 Poplar Level Road, Louisville	3,000	O
4921 Brownsboro Road, Louisville	2,000	L
3950 Kresge Way, Suite 108, Louisville	1,000	L
3726 Lexington Road, Louisville	4,000	L
2028 West Broadway, Suite 105, Louisville	3,000	L
220 Abraham Flexner Way, Suite 100, Louisville	1,000	L
6401 Claymont Crossing, Crestwood	4,000	L
Lexington		
3098 Helmsdale Place	5,000	O/L (2)
3608 Walden Drive	4,000	O/L (2)
651 Perimeter Drive	4,000	L
2401 Harrodsburg Road	6,000	O
641 East Euclid Avenue	3,000	O
Northern Kentucky		
535 Madison Avenue, Covington	4,000	L
8513 U.S. Highway 42, Florence	4,000	L
2051 Centennial Boulevard, Independence	2,000	L
Owensboro		
3500 Frederica Street	5,000	O
3332 Villa Point Drive, Suite 101	2,000	L

(continued)

Bank Offices	Approximate Square Footage	Owned (O)/ Leased (L)
(continued)		
Elizabethtown, 1690 Ring Road	6,000	O
Frankfort, 100 Highway 676	3,000	O/L (2)
Georgetown, 430 Connector Road	4,000	O/L (2)
Shelbyville, 1614 Midland Trail	4,000	O/L (2)
Southern Indiana Banking Centers:		
4571 Duffy Road, Floyds Knobs	4,000	O/L (2)
3141 Highway 62, Jeffersonville	4,000	O
3001 Charlestown Crossing Way, New Albany	2,000	L
Florida Banking Centers:		
9100 Hudson Avenue, Hudson	4,000	O
34650 U.S. Highway 19, Palm Harbor	3,000	L
9037 U.S. Highway 19, Port Richey	8,000	O
11502 North 56th Street, Temple Terrace	3,000	L
Ohio Banking Center:		
9683 Kenwood Road, Blue Ash	3,000	L
Tennessee Banking Center:		
3817 Mallory Station Road, Franklin	9,000	L
Minnesota Banking Center:		
8500 Normandale Lake Blvd, Suite 110, Bloomington	4,000	L
Support and Operations:		
200 South Seventh Street, Louisville, KY	48,000	L (1)
125 South Sixth Street, Louisville, KY	1,000	L
401 East Chestnut, Suite 620, Louisville, KY	500	L

(1) Locations are leased from partnerships in which Steven E. Trager, Chairman and Chief Executive Officer and A. Scott Trager, President, are partners. See additional discussion included under Part III Item 13 "Certain Relationships and Related Transactions, and Director Independence."

(2) The banking centers at these locations are owned by Republic; however, the banking center is located on land that is leased through long-term agreements with third parties.

Item 3. Legal Proceedings.

In the ordinary course of operations, Republic and the Bank are defendants in various legal proceedings. There is no proceeding pending or threatened litigation, to the knowledge of management, in which an adverse decision could result in a material adverse change in the business or consolidated financial position of Republic or the Bank, except as set forth below.

Overdraft Litigation

On August 1, 2011, a lawsuit was filed in the U.S. District Court for the Western District of Kentucky styled *Brenda Webb vs. Republic Bank & Trust Company d/b/a Republic Bank*, Civil Action No. 3:11-CV-00423-TBR. The Complaint was brought as a putative class action and seeks monetary damages, restitution and declaratory relief allegedly arising from the manner in which RB&T assessed overdraft fees. In the Complaint, the Plaintiff pleads six claims against RB&T alleging: breach of contract and breach of the covenant of good faith and fair dealing (Count I), unconscionability (Count II), conversion (Count III), unjust enrichment (Count IV), violation of the Electronic Funds Transfer Act and Regulation E (Count V), and violations of the Kentucky Consumer Protection Act, KRS §367, *et seq.* (Count VI). RB&T filed a Motion to Dismiss the case on January 12, 2012. In response, Plaintiff filed its Motion to Amend the Complaint on February 23, 2012. In Plaintiff's proposed Amended Complaint, Plaintiff acknowledges disclosure of the Overdraft Honor Policy and does not seek to add any claims to the Amended Complaint. However, Plaintiff divided the breach of contract and breach of the covenant of good faith and fair dealing claims into two counts (Counts One and Two). In the original Complaint, those claims were combined in Count One. RB&T filed its objection to Plaintiff's Motion to Amend. On June 16, 2012, the District Court denied the Plaintiff's Motion to Amend concluding that she lacked the ability to automatically amend the complaint as of right. However, the Court held that she could be permitted to amend if she could first demonstrate that her amendment would not be futile and that she had standing to sue despite RB&T's offer of judgment. The Court declined to rule on that issue at this time and ordered the case stayed pending a decision by the U.S. Court of Appeals for the Sixth Circuit in a case on appeal with the same standing issue. The Sixth Circuit is in turn waiting for the ruling of the U.S. Supreme Court in yet another case with the same standing issue. RB&T intends to vigorously defend its case. Management continues to closely monitor this case, but is unable to estimate, at this time, the possible loss or range of possible loss, if any, that may result from this lawsuit.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market and Dividend Information

Republic's Class A Common Stock is traded on The NASDAQ Global Select Market® ("NASDAQ") under the symbol "RBCAA." The following table sets forth the high and low market value of the Class A Common Stock and the respective dividends declared during 2012 and 2011.

2012				
	Market Value		**Dividend**	
Quarter Ended	**High**	**Low**	**Class A**	**Class B**
March 31st	**$ 27.50**	**$ 23.35**	**0.154**	**0.140**
June 30th	**24.31**	**20.23**	**0.165**	**0.150**
September 30th	**25.12**	**21.95**	**0.165**	**0.150**
December 31st (*)	**22.02**	**19.85**	**1.265**	**1.150**

2011				
	Market Value		Dividend	
Quarter Ended	High	Low	Class A	Class B
March 31st	$ 23.86	$ 16.87	0.143	0.130
June 30th	21.89	18.95	0.154	0.140
September 30th	21.69	16.00	0.154	0.140
December 31st	23.51	16.98	0.154	0.140

(*) – A one-time special cash dividend of $1.10 per share on Class A Common Stock and $1.00 per share on Class B Common Stock was declared on November 14, 2012 to shareholders of record as of November 30, 2012, payable on December 21, 2012.

At February 15, 2013, the Company's Class A Common Stock was held by 573 shareholders of record and the Class B Common Stock was held by 117 shareholders of record. There is no established public trading market for the Company's Class B Common Stock. The Company intends to continue its historical practice of paying quarterly cash dividends; however, there is no assurance by the Board of Directors that such dividends will continue to be paid in the future. The payment of dividends in the future is dependent upon future income, financial position, capital requirements, the discretion and judgment of the Board of Directors and numerous other considerations.

For additional discussion regarding regulatory restrictions on dividends, see the following section:

- *Part II Item 8 "Financial Statements and Supplementary Data"*
  Footnote 15 "Stockholders' Equity and Regulatory Capital Matters"

Republic has made available to its employees participating in its 401(k) plan the opportunity, at the employee's sole discretion, to invest funds held in their accounts under the plan in shares of Class A Common Stock of Republic. Shares are purchased by the independent trustee administering the plan from time to time in the open market in the form of broker's transactions. As of December 31, 2012, the trustee held 200,169 shares of Class A Common Stock and 2,648 shares of Class B Common Stock on behalf of the plan.

Details of Republic's Class A Common Stock purchases during the fourth quarter of 2012 are included in the following table:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plan or Programs
October 1 - October 31	-	$ -	-	
November 1 - November 30	20,843	20.38	20,843	
December 1 - December 31	42,000	20.28	42,000	
Total	62,843	$ 20.23	62,843	523,719

During 2012, the Company repurchased 79,470 shares and there were 1,849 shares exchanged for stock option exercises. During November of 2011, the Company's Board of Directors amended its existing share repurchase program by approving the repurchase of 300,000 additional shares from time to time, as market conditions are deemed attractive to the Company. The repurchase program will remain effective until the total number of shares authorized is repurchased or until Republic's Board of Directors terminates the program. As of December 31, 2012, the Company had 523,719 shares which could be repurchased under its current share repurchase programs.

During 2012, there were approximately 29,000 shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock by stockholders of Republic in accordance with the share-for-share conversion provision option of the Class B Common Stock. The exemption from registration of the newly issued Class A Common Stock relied upon was Section (3)(a)(9) of the Securities Act of 1933.

There were no equity securities of the registrant sold without registration during the quarter covered by this report.

STOCK PERFORMANCE GRAPH

The following stock performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates the performance graph by reference therein.

The following stock performance graph sets forth the cumulative total shareholder return (assuming reinvestment of dividends) on Republic's Class A Common Stock as compared to the NASDAQ Bank Stocks Index and the Standard & Poor's ("S&P") 500 Index. The graph covers the period beginning December 31, 2007 and ending December 31, 2012. The calculation of cumulative total return assumes an initial investment of $100 in Republic's Class A Common Stock, the NASDAQ Bank Index and the S&P 500 Index on December 31, 2007. The stock price performance shown on the graph below is not necessarily indicative of future stock price performance.

	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Republic Bancorp Class A Common Stock	$ 100.00	$ 168.20	$ 130.41	$ 154.43	$ 153.28	$ 152.82
NASDAQ Bank Stock Index	100.00	78.46	66.39	75.04	67.16	78.80
S&P 500 Index	100.00	63.00	79.91	91.05	92.98	106.06


Republic Bancorp Class A Common Stock
NASDAQ Bank Stocks
S&P 500
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
December 31, 2007
December 31, 2008
December 31, 2009
December 31, 2010
December 31, 2011
December 31, 2012

Item 6. Selected Financial Data

The following table sets forth Republic Bancorp Inc.'s selected financial data from 2008 through 2012. This information should be read in conjunction with Part II Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and Part II Item 8 "*Financial Statements and Supplementary Data.*" Certain amounts presented in prior periods have been reclassified to conform to the current period presentation.

	As of and for the Years Ended December 31,				
(in thousands, except per share data, FTEs and # of banking centers)	**2012**	2011	2010	2009	2008
Balance Sheet Data:					
Cash and cash equivalents	**$ 137,691**	$ 362,971	$ 786,371	$ 1,068,179	$ 616,303
Investment securities	**484,256**	674,022	542,694	467,235	904,674
Mortgage loans held for sale	**10,614**	4,392	15,228	5,445	11,298
Gross loans	**2,650,197**	2,285,295	2,175,240	2,268,232	2,303,857
Allowance for loan losses	**23,729**	24,063	23,079	22,879	14,832
Goodwill	**10,168**	10,168	10,168	10,168	10,168
Total assets	**3,394,399**	3,419,991	3,622,703	3,918,768	3,939,368
Non interest-bearing deposits	**479,046**	408,483	325,375	318,275	273,203
Interest-bearing deposits	**1,503,882**	1,325,495	1,977,317	2,284,206	2,470,166
Total deposits	**1,982,928**	1,733,978	2,302,692	2,602,481	2,743,369
Securities sold under agreements to repurchase and other short-term borrowings	**250,884**	230,231	319,246	299,580	339,012
Federal Home Loan Bank advances	**542,600**	934,630	564,877	637,607	515,234
Subordinated note	**41,240**	41,240	41,240	41,240	41,240
Total liabilities	**2,857,697**	2,967,624	3,251,327	3,602,748	3,663,446
Total stockholders' equity	**536,702**	452,367	371,376	316,020	275,922
Average Balance Sheet Data:					
Federal funds sold and other interest-earning deposits	**$ 187,790**	$ 315,530	$ 473,137	$ 341,126	$ 92,978
Investment securities, including FHLB stock	**640,830**	678,804	561,273	536,996	629,626
Gross loans, including loans held for sale	**2,504,150**	2,246,259	2,338,990	2,372,008	2,369,691
Allowance for loan losses	**25,226**	28,817	27,755	22,005	15,556
Total assets	**3,560,739**	3,416,921	3,503,886	3,415,725	3,232,435
Non interest-bearing deposits	**624,053**	509,457	421,162	381,665	321,308
Interest-bearing deposits	**1,512,455**	1,540,515	1,725,891	1,684,277	1,599,280
Total liabilities	**2,351,768**	2,418,865	2,671,466	2,679,499	2,604,577
Total stockholders' equity	**530,096**	439,636	361,357	305,864	267,578
Income Statement Data - Total Company:					
Total interest income	**$ 183,459**	$ 195,115	$ 193,473	$ 212,605	$ 202,142
Total interest expense	**22,804**	30,255	36,661	48,742	72,418
Net interest income	**160,655**	164,860	156,812	163,863	129,724
Provision for loan losses	**15,043**	17,966	19,714	33,975	16,205
Total non interest income	**165,078**	119,624	87,658	57,621	45,960
Total non interest expenses	**126,745**	122,321	126,323	121,485	107,592
Income before income tax expense	**183,945**	144,197	98,433	66,024	51,887
Income tax expense	**64,606**	50,048	33,680	23,893	18,235
Net income	**119,339**	94,149	64,753	42,131	33,652
Income Statement Data - Traditional Bank(1):					
Total interest income	**$ 137,886**	$ 135,522	$ 141,252	$ 154,942	$ 176,366
Total interest expense	**22,655**	29,775	35,099	43,786	64,808
Net interest income	**115,231**	105,747	106,153	111,156	111,558
Provision for loan losses	**8,167**	6,406	11,571	15,885	8,154
Total non interest income	**86,554**	31,072	28,548	31,766	14,826
Total non interest expenses	**104,222**	91,238	93,527	94,167	86,650
Income before income tax expense	**89,396**	39,175	29,603	32,870	31,580
Income tax expense	**30,943**	12,368	9,090	10,718	11,186
Net income	**58,453**	26,807	20,513	22,152	20,394

(continued)

Item 6. Selected Financial Data *(continued)*

(in thousands, except per share data, FTEs and # of banking centers)	As of and for the Years Ended December 31, 2012	2011	2010	2009	2008
Per Share Data:					
Basic average shares outstanding	**20,959**	20,945	20,877	20,749	20,518
Diluted average shares outstanding	**21,028**	20,993	20,960	20,884	20,824
End of period shares outstanding:					
Class A Common Stock	**18,694**	18,652	18,628	18,499	18,318
Class B Common Stock	**2,271**	2,300	2,307	2,309	2,310
Basic earnings per share:					
Class A Common Stock	**$ 5.71**	$ 4.50	$ 3.11	$ 2.04	$ 1.65
Class B Common Stock	**5.55**	4.45	3.06	1.99	1.60
Diluted earnings per share:					
Class A Common Stock	**$ 5.69**	$ 4.49	$ 3.10	$ 2.02	$ 1.62
Class B Common Stock	**5.53**	4.44	3.04	1.98	1.58
Cash dividends declared per share:					
Class A Common Stock	**$ 1.749**	$ 0.605	$ 0.561	$ 0.517	$ 0.473
Class B Common Stock	**1.590**	0.550	0.510	0.470	0.430
Market value per share at December 31,	**$ 21.13**	$ 22.90	$ 23.75	$ 20.60	$ 27.20
Book value per share at December 31,	**25.60**	21.59	17.74	15.19	13.38
Tangible book value per share at December 31,(2)	**24.86**	20.81	16.88	14.28	12.59
Performance Ratios:					
Return on average assets (ROA)	**3.35%**	2.76%	1.85%	1.23%	1.04%
Return on average equity (ROE)	**22.51%**	21.42%	17.92%	13.77%	12.58%
Efficiency ratio(3)	**39%**	43%	52%	53%	57%
Yield on average interest-earning assets	**5.50%**	6.02%	5.74%	6.54%	6.54%
Cost of average interest-bearing liabilities	**0.97%**	1.25%	1.37%	1.82%	2.78%
Net interest spread	**4.53%**	4.77%	4.37%	4.72%	3.76%
Net interest margin - Total Company	**4.82%**	5.09%	4.65%	5.04%	4.20%
Net interest margin - Traditional Banking Segment	**3.64%**	3.55%	3.57%	3.79%	3.96%
Capital Ratios:					
Average stockholders' equity to average total assets	**14.89%**	12.87%	10.31%	8.95%	8.28%
Total risk based capital	**25.28%**	24.74%	22.04%	18.37%	15.43%
Tier 1 risk based capital	**24.31%**	23.59%	20.89%	17.25%	14.72%
Tier 1 leverage capital	**16.36%**	14.77%	12.05%	10.52%	8.80%
Dividend payout ratio	**31%**	13%	18%	25%	29%
Dividend yield	**8%**	3%	2%	3%	2%
Other Information:					
End of period full time equivalent employees	**797**	710	744	735	724
Number of banking centers	**44**	43	43	44	45

(continued)

Item 6. Selected Financial Data *(continued)*

(in thousands, except per share data, FTEs and # of banking centers)	As of and for the Years Ended December 31,				
	2012	2011	2010	2009	2008
Asset Quality Data - Total Company:					
Loans on non-accrual status	**$ 18,506**	$ 23,306	$ 28,317	$ 43,136	$ 11,324
Loans past due 90 days or more and still on accrual	**3,173**	-	-	8	2,133
Total non-performing loans	**21,679**	23,306	28,317	43,144	13,457
Other real estate owned	**26,203**	10,956	11,969	4,772	5,737
Total non-performing assets	**47,882**	34,262	40,286	47,916	19,194
Total delinquent loans	**20,844**	24,433	26,927	44,854	24,765
Asset Quality Data - Acquired Banks:					
Loans on non-accrual status	**$ -**	NA	NA	NA	NA
Loans past due 90 days or more and still on accrual	**3,173**	NA	NA	NA	NA
Total non-performing loans	**3,173**	NA	NA	NA	NA
Other real estate owned	**14,498**	NA	NA	NA	NA
Total non-performing assets	**17,671**	NA	NA	NA	NA
Total delinquent loans	**5,967**	NA	NA	NA	NA
Credit Quality Ratios - Total Company:					
Non-performing loans to total loans	**0.82%**	1.02%	1.30%	1.90%	0.58%
Non-performing assets to total loans (including OREO)	**1.79%**	1.49%	1.84%	2.11%	0.83%
Non-performing assets to total assets	**1.41%**	1.00%	1.11%	1.22%	0.49%
Allowance for loan losses to total loans	**0.90%**	1.05%	1.06%	1.01%	0.64%
Allowance and non-accretable yield to total GCLPR(4)	**2.34%**	NA	NA	NA	NA
Allowance for loan losses to non-performing loans	**109%**	103%	82%	53%	110%
Delinquent loans to total loans(5)	**0.79%**	1.07%	1.24%	1.98%	1.07%
Net loan charge offs to average loans	**0.61%**	0.76%	0.83%	1.09%	0.60%
Credit Quality Ratios - Traditional Bank:					
Non-performing loans to total loans	**0.82%**	1.02%	1.30%	1.90%	0.58%
Non-performing assets to total loans (including OREO)	**1.79%**	1.49%	1.84%	2.11%	0.83%
Non-performing assets to total assets	**1.41%**	1.10%	1.32%	1.60%	0.69%
Allowance for loan losses to total loans	**0.90%**	1.05%	1.06%	1.01%	0.64%
Allowance and non-accretable yield to total GCLPR(4)	**2.34%**	NA	NA	NA	NA
Allowance for loan losses to non-performing loans	**109%**	103%	82%	53%	110%
Delinquent loans to total loans(5)	**0.79%**	1.07%	1.24%	1.98%	1.07%
Net loan charge offs to average loans	**0.34%**	0.24%	0.51%	0.34%	0.26%
Credit Quality Ratios - Traditional Bank Excluding Acquired Banks:					
Non-performing loans to total loans	**0.74%**	1.02%	1.30%	1.90%	0.58%
Non-performing assets to total loans (including OREO)	**1.20%**	1.49%	1.84%	2.11%	0.83%
Non-performing assets to total assets	**0.95%**	1.10%	1.32%	1.60%	0.69%
Allowance for loan losses to total loans	**0.94%**	1.05%	1.06%	1.01%	0.64%
Allowance for loan losses to non-performing loans	**127%**	103%	82%	53%	110%
Delinquent loans to total loans(5)	**0.59%**	1.07%	1.24%	1.98%	1.07%
Net loan charge offs to average loans	**0.35%**	0.24%	0.51%	0.34%	0.26%
Credit Quality Ratios - Acquired Banks:					
Non-performing loans to total loans	**2.29%**	NA	NA	NA	NA
Non-performing assets to total loans (including OREO)	**11.54%**	NA	NA	NA	NA
Non-performing assets to total assets	**8.73%**	NA	NA	NA	NA
Allowance for loan losses to total loans	**0.15%**	NA	NA	NA	NA
Allowance and non-accretable yield to total GCLPR(4)	**21.83%**	NA	NA	NA	NA
Allowance for loan losses to non-performing loans	**7%**	NA	NA	NA	NA
Delinquent loans to total loans(5)	**4.30%**	NA	NA	NA	NA
Net loan charge offs to average loans	**0.00%**	NA	NA	NA	NA

(continued)

---

(1) The Company's "Core Bank" is composed of its Traditional Banking and Mortgage Banking segments. See Footnote 21 "Segment Information" under Part II Item 8 "Financial Statements and Supplemental Data" for additional information regarding the Company's reporting segments.

(2) The following table provides a reconciliation of total stockholders' equity in accordance with U.S. generally accepted accounting principles ("GAAP") to tangible stockholders' equity in accordance with applicable regulatory requirements. The Company provides the tangible common equity ratio, in addition to those defined by banking regulators, because of its widespread use by investors as a means to evaluate capital adequacy.

(in thousands, except per share data)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Total stockholders' equity (a)	**$ 536,702**	$ 452,367	$ 371,376	$ 316,020	$ 275,922
Less: Goodwill	**10,168**	10,168	10,168	10,168	10,168
Less: Core deposit intangible	**510**	58	117	196	298
Less: Mortgage servicing rights	**4,777**	6,087	7,800	8,430	5,809
Tangible stockholders' equity (c)	**$ 521,247**	$ 436,054	$ 353,291	$ 297,226	$ 259,647
Total assets (b)	**$ 3,394,399**	$ 3,419,991	$ 3,622,703	$ 3,918,768	$ 3,939,368
Less: Goodwill	**10,168**	10,168	10,168	10,168	10,168
Less: Core deposit intangible	**510**	58	117	196	298
Less: Mortgage servicing rights	**4,777**	6,087	7,800	8,430	5,809
Tangible assets (d)	**$ 3,378,944**	$ 3,403,678	$ 3,604,618	$ 3,899,974	$ 3,923,093
Total stockholders' equity to total assets (a/b)	**15.81%**	13.23%	10.25%	8.06%	7.00%
Tangible stockholders' equity to tangible assets (c/d)	**15.43%**	12.81%	9.80%	7.62%	6.62%
Number of shares outstanding (e)	**20,965**	20,952	20,935	20,808	20,628
Book value per share (a/e)	**$ 25.60**	$ 21.59	$ 17.74	$ 15.19	$ 13.38
Tangible book value per share (c/e)	**24.86**	20.81	16.88	14.28	12.59

(3) Equals total non-interest expense divided by the sum of net interest income and non-interest income. The ratio excludes net gain (loss) on sales, calls and impairment of investment securities.

(4) The following tables reflect the calculation of the allowance for loan losses plus non-accretable yield on purchased, credit impaired loans as a percentage of total gross contractual loan principal receivable ("GCLPR"). While this ratio is not considered in accordance with GAAP, it provides additional insight regarding the Bank's ability to absorb impairment of contractual loan principal receivable.

(in thousands, except per share data)	Total Company Dec. 31, 2012
Allowance for loan losses	$ 23,729
Non-accretable yield	39,264
Total (f)	**$ 62,993**
Total loans	$ 2,650,197
Non-accretable yield	39,264
Accretable yield	2,593
Total GCLPR (g)	$ 2,692,054
Allowance and non-accretable yield to total GCLPR (f/g)	**2.34%**

(in thousands, except per share data)	Acquired Banks Dec. 31, 2012
Allowance for loan losses	**$ 214**
Non-accretable yield	**39,264**
Total (h)	**$ 39,478**
Total loans	**$ 138,616**
Non-accretable yield	**39,264**
Accretable yield	**2,953**
Total GCLPR (i)	**$ 180,833**
Allowance and non-accretable yield to total GCLPR (h/i)	**21.83%**

(5) Equals total loans exceeding 30 days past due divided by total loans.

NA – Not Applicable

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Republic Bancorp, Inc. ("Republic" or the "Company") analyzes the major elements of Republic's consolidated balance sheets and statements of income. Republic, a bank holding company headquartered in Louisville, Kentucky, is the parent company of Republic Bank & Trust Company, ("RB&T"), Republic Bank ("RB") (collectively referred together as the "Bank"), and Republic Invest Co. Republic Invest Co. includes its subsidiary, Republic Capital LLC. The consolidated financial statements also include the wholly-owned subsidiaries of RB&T: Republic Financial Services, LLC, TRS RAL Funding, LLC and Republic Insurance Agency, LLC. Republic Bancorp Capital Trust is a Delaware statutory business trust that is a 100%-owned unconsolidated finance subsidiary of Republic Bancorp, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations of Republic should be read in conjunction with Part II Item 8 *"Financial Statements and Supplementary Data."*

As used in this filing, the terms "Republic," the "Company," "we," "our" and "us" refer to Republic Bancorp, Inc., and, where the context requires, Republic Bancorp, Inc. and its subsidiaries; and the term the "Bank" refers to the Company's subsidiary banks: RB&T and RB.

Republic and its subsidiaries operate in a heavily regulated industry. These regulatory requirements can and do affect the Company's results of operations and financial condition.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures, equity and fixed income market fluctuations, personal and corporate customers' bankruptcies, inflation, recession, acquisitions and integrations of acquired businesses, technological changes, changes in law and regulations or the interpretation and enforcement thereof, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, success in gaining regulatory approvals when required, as well as other risks and uncertainties reported from time to time in the Company's filings with the Securities and Exchange Commission ("SEC") included under Part 1 Item 1A *"Risk Factors."*

Broadly speaking, forward-looking statements include:

- projections of revenue, income, expenses, losses, earnings per share, capital expenditures, dividends, capital structure or other financial items;
- descriptions of plans or objectives for future operations, products or services;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

The Company may make forward-looking statements discussing management's expectations about various matters, including:

- loan delinquencies, non-performing loans, impaired loans and troubled debt restructurings ("TDR"s);
- further developments in the Bank's ongoing review of and efforts to resolve possible problem credit relationships, which could result in, among other things, additional provision for loan losses;
- deteriorating credit quality, including changes in the interest rate environment and reducing interest margins;
- future credit losses and the overall adequacy of the allowance for loan losses;
- potential write-downs of other real estate owned ("OREO");
- potential recast adjustments to acquisition day fair values ("day-one fair values");
- future short-term and long-term interest rates and the respective impact on net interest margin, net interest spread, net income, liquidity and capital;
- future long-term interest rates and their impact on the demand for Mortgage Banking products and warehouse lines of credit;
- the future value of mortgage servicing rights;
- the future regulatory viability of the Tax Refund Solutions ("TRS") division;
- the future operating performance of TRS, including the impact of the cessation of Refund Anticipation Loans ("RALs");
- future Refund Transfers ("RTs"), formerly referred to as Electronic Refund Check/Electronic Refund Deposit ("ERC/ERD" or "AR/ARD"), volume for TRS;
- the impact to net income resulting from the termination of material TRS contracts;
- future revenues associated with RTs at TRS;

- future financial performance of Republic Payment Solutions ("RPS");
- future financial performance of Republic Credit Solutions ("RCS");
- potential impairment of investment securities;
- the extent to which regulations written and implemented by the Federal Bureau of Consumer Financial Protection, and other federal, state and local governmental regulation of consumer lending and related financial products and services may limit or prohibit the operation of the Company's business;
- financial services reform and other current, pending or future legislation or regulation that could have a negative effect on the Company's revenue and businesses, including the Dodd-Frank Act and legislation and regulation relating to overdraft fees (and changes to the Bank's overdraft practices as a result thereof), debit card interchange fees, credit cards, and other bank services;
- the impact of new accounting pronouncements;
- legal and regulatory matters including results and consequences of regulatory guidance, litigation, administrative proceedings, rule-making, interpretations, actions and examinations;
- future capital expenditures;
- the strength of the U.S. economy in general and the strength of the local economies in which the Company conducts operations;
- the Bank's ability to maintain current deposit and loan levels at current interest rates; and,
- the Company's ability to successfully implement future growth plans, including but not limited to the acquisitions of failed banks.

Forward-looking statements discuss matters that are not historical facts. As forward-looking statements discuss future events or conditions, the statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions. Do not rely on forward-looking statements. Forward-looking statements detail management's expectations regarding the future and are not guarantees. Forward-looking statements are assumptions based on information known to management only as of the date the statements are made and management may not update them to reflect changes that occur subsequent to the date the statements are made.

See additional discussion under Part I Item 1 "Business" and Part I Item 1A "Risk Factors."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Republic's consolidated financial statements and accompanying footnotes have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods.

Management continually evaluates the Company's accounting policies and estimates that it uses to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from regulators and independent third party professionals and on various assumptions that are believed to be reasonable. Actual results may differ from those estimates made by management.

Critical accounting policies are those that management believes are the most important to the portrayal of the Company's financial condition and operating results and require management to make estimates that are difficult, subjective and complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the financial statements. These factors include, among other things, whether the estimates have a significant impact on the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including independent third parties or available pricing, sensitivity of the estimates to changes in economic conditions and whether alternative methods of accounting may be utilized under GAAP. Management has discussed each critical accounting policy and the methodology for the identification and determination of critical accounting policies with the Company's Audit Committee.

Republic believes its critical accounting policies and estimates relate to:

- Traditional Banking segment allowance for loan losses and provision for loan losses
- Acquisitions of failed banks
- Mortgage servicing rights
- Income tax accounting
- Goodwill and other intangible assets
- Investment securities
- Other real estate owned ("OREO")

Traditional Banking Segment Allowance for Loan Losses and Provision for Loan Losses – The Bank maintains an allowance for probable incurred credit losses inherent in the Bank's loan portfolio, which includes overdrawn deposit accounts. Management evaluates the adequacy of the allowance for the loan losses on a monthly basis and presents and discusses the analysis with the Audit Committee and the Board of Directors on a quarterly basis.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current qualitative factors. For the impact on the allowance for loan losses of loans acquired in the acquisitions of failed banks, see additional discussion under *"Acquisitions of Failed Banks"* in this section of the filing.

The specific component of the allowance for loan losses is made for loans individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that meet the following classifications are considered impaired:

- All loans internally classified as "Substandard," "Doubtful" or "Loss;"
- All loans on non-accrual status;
- All retail and commercial troubled debt restructurings ("TDRs"). TDRs are loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties;
- Accounting Standards Codification ("ASC") Topic 310-30 purchased credit impaired loans whereby current projected cash flows have deteriorated since acquisition, or cash flows cannot be reasonably estimated in terms of timing and amounts; and
- Any other situation where the collection of total amount due for a loan is improbable or otherwise meets the definition of impaired.

The Bank maintains a list of classified commercial, commercial real estate loans and large single family residential and home equity loans. The Bank reviews and monitors these classified loans on a regular basis. Generally, assets are designated as classified loans to ensure more frequent monitoring. Classified loans are reviewed to ensure proper earning status and management strategy. If it is determined that there is serious doubt as to performance in accordance with original terms of the contract, then the loan is generally downgraded and often placed on non-accrual status.

Loans, including impaired loans, but excluding consumer loans, are typically placed on non-accrual status when the loans become past due 80 days or more as to principal or interest, unless the loans are adequately secured and in the process of collection. Past due status is based on how recently payments have been received. When loans are placed on non-accrual status, all unpaid interest is reversed from interest income and accrued interest receivable. These loans remain on non-accrual status until the borrower demonstrates the ability to become and remain current or the loan or a portion of the loan is deemed uncollectible and is charged off. Consumer loans are reviewed periodically and generally charged off when the loans reach 120 days past due or at any earlier point the loan is deemed uncollectible.

Impairment is measured on a loan by loan basis by evaluating either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In addition to obtaining appraisals at the time of loan origination, the Bank updates appraisals for collateral dependent loans with potential impairment. Updated appraisals for collateral-dependent commercial related loans exhibiting an increased risk of loss are obtained within one year of the last appraisal. Collateral values for past due residential mortgage loans and home equity loans are generally updated prior to a loan becoming 90 days delinquent, but no more than 180 days past due. When determining the allowance amount, to the extent updated collateral values cannot be obtained due to the lack of recent comparable sales or for other reasons, the loan review department discounts the valuation of the collateral primarily based on the age of the appraisal and the real estate market conditions of the location of the underlying collateral.

The general component of the allowance for loan losses covers loans collectively evaluated for impairment and is based on historical loss experience adjusted for current qualitative factors. The historical loss experience is determined by loan performance and class and is based on the actual loss history experienced by the Bank. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are included in the general component unless classified as TDRs.

For "Pass" rated or nonrated loans, management evaluates the loan portfolio by reviewing the historical loss rate for each respective loan class. Management evaluates the following historical loss rate scenarios:

- Rolling four quarter
- Rolling eight quarter average
- Rolling twelve quarter average
- Rolling sixteen quarter average
- Current year to date historical loss factor (average)
- Prior annual three year historical loss factors
- Peer group data

Currently, management has assigned a greater emphasis to the higher of the rolling eight quarter and rolling twelve quarter averages when determining its historical loss factors for its "Pass" rated and nonrated loans.

Historical loss rates for non-performing loans, which are not individually evaluated for impairment, are analyzed using loss migration analysis by loan class of prior year loss results.

Loan classes are evaluated utilizing subjective qualitative factors in addition to the historical loss calculations to determine a loss allocation for each of those classes. Management assigns risk multiples to certain classes to account for qualitative factors such as:

- Changes in nature, volume and seasoning of the loan portfolio;
- Changes in experience, ability, and depth of lending management and other relevant staff;
- Changes in the quality of the Bank's loan review system;
- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses;
- Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
- Changes in the value of underlying collateral for collateral-dependent loans;
- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments;
- The existence and effect of any concentrations of credit, and changes in the level of such concentrations; and
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution's existing portfolio.

As this analysis, or any similar analysis, is an imprecise measure of loss, the allowance is subject to ongoing adjustments. Therefore, management will often take into account other significant factors that may be necessary or prudent in order to reflect probable incurred losses in the total loan portfolio.

Prior to January 1, 2012, the Bank's allowance for loan losses calculation was supported with qualitative factors which included a nominal "unallocated allowance for loan losses" component totaling $2.0 million as of December 31, 2011. The Bank believes that historically the "unallocated" allowance properly reflected estimated credit losses determined in accordance with GAAP. The unallocated allowance was primarily related to RB&T's loan portfolio, which is highly concentrated in the Kentucky and Southern Indiana real estate markets. These markets have remained relatively stable during the current economic downturn, as compared to other parts of the U.S. With the Bank's recent expansion into the metropolitan Nashville, Tennessee and metropolitan Minneapolis, Minnesota markets, its plans to pursue future acquisitions into potentially new markets through Federal Deposit Insurance Corporation ("FDIC")-assisted transactions, and its offering of new loan products, such as mortgage warehouse lines of credit, the Bank elected to revise its methodology to provide a more detailed calculation when estimating the impact of qualitative factors over the Bank's various loan categories.

In executing this methodology change on January 1, 2012, the Bank allocated its "unallocated" allowance by adjusting its qualitative factors for its groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and are generally not included in the scope of ASC Topic 310-10-35 *Accounting by Creditors for Impairment of a Loan.* These portfolios are typically not graded and not subject to annual review.

This methodology change did not have a material impact on the Bank's provision for loan losses for the year ended December 31, 2012. Management believes, based on information presently available, that it has adequately provided for loan losses at December 31, 2012 and December 31, 2011.

The Bank performs two calculations at year end in order to confirm the reasonableness of its allowance for loan losses. In the first calculation, the Bank compares its beginning allowance to the net charge offs for the most recent calendar year. The ratio of net charge offs to the beginning allowance indicates how adequately the allowance accommodated subsequent charge offs. Higher ratios suggest the beginning of year allowance may not have been large enough to absorb impending charge offs, while inordinately low ratios might indicate an entity was accumulating excessive allowances. The Bank's net charge off ratio to the beginning allowance for loan losses was 35% at December 31, 2012, compared to 23% for December 31, 2011. The Bank's five year annual average for this ratio was 0.56% as of December 31, 2012.

For the second calculation, the Bank assesses the allowance for loan losses' exhaustion rate. Exhaustion rates indicate the time (expressed in years) taken to use the beginning of year allowance in the form of actual charge offs. The Bank believes an exhaustion rate that indicates a reasonable allowance for loan losses is between 2 and 4 years. The Bank's allowance exhaustion rate at December 31, 2012 was 2.8 years compared to the five year annual average of 2.3 years.

Based on management's calculation, an allowance of $24 million, or 0.90%, of total loans was an adequate estimate of probable incurred losses within the loan portfolio as of December 31, 2012. This estimate resulted in Traditional Banking segment provision for loan losses on the income statement of $8.2 million during 2012. If the mix and amount of future charge off percentages differ significantly from those assumptions used by management in making its determination, an adjustment to the allowance for loan losses and the resulting effect on the income statement could be material.

The Bank does not carryover any allowance for loan losses for loans acquired in acquisitions of failed banks. Such loans are recorded at fair value as of the acquisition date and receive allowance allocations based on circumstances and events occurring subsequent to the acquisition date as further discussed below under *Acquisitions of Failed Banks*.

Acquisitions of Failed Banks – The Bank accounts for acquisitions of failed banks in accordance with the acquisition method as outlined in ASC Topic 805, *Business Combinations*. The acquisition method requires: a) identification of the entity that obtains control of the acquiree; b) determination of the acquisition date; c) recognition and measurement of the identifiable assets acquired and liabilities assumed, and any noncontrolling interest in the acquiree; and d) recognition and measurement of goodwill or bargain purchase gain.

Identifiable assets acquired, liabilities assumed, and any noncontrolling interest in acquirees are generally recognized at their acquisition date fair values, (i.e. "day-one fair values") based on the requirements of ASC Topic 820, *Fair Value Measurements and Disclosures*. The measurement period for day-one fair values begins on the acquisition date and ends the earlier of: (a) the day a bank believes it has all the information necessary to determine day-one fair values; or (b) one year following the acquisition date. In many cases, the determination of these day-one fair values requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to recast adjustments, which are retrospective adjustments to reflect new information existing at the acquisition date affecting day-one fair values. More specifically, these recast adjustments for loans and other real estate owned may be made, as market value data, such as appraisals, are received by the bank. Increases or decreases to day-one fair values are reflected with a corresponding increase or decrease to goodwill or bargain purchase gain.

Acquisition related costs are expensed as incurred unless those costs are related to issuing debt or equity securities used to finance the acquisition.

Loans purchased in the acquisitions of failed banks may be accounted for using the following accounting standards:

- ASC Topic 310-20, *Non Refundable Fees and Other Costs*, is used to value loans that have not demonstrated post origination credit quality deterioration and the acquirer expects to collect all contractually required payments from the borrower. For these loans, the difference between the fair value of the loan at acquisition and the amortized cost of the loan would be amortized or accreted into income using the interest method.

- ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*, is used to value loans with post origination credit quality deterioration. For these loans, it is probable the acquirer will be unable to collect all contractually required payments from the borrower. Under ASC Topic 310-30, the expected cash flows that exceed the initial investment in the loan (fair value) represent the "accretable yield," which is recognized as interest income on a level-yield basis over the expected cash flow periods of the loans.

Purchased Loans (ASC Topic 310-20) – Purchased loans accounted for under ASC Topic 310-20 are accounted for as would any other Bank-originated loan, potentially becoming nonaccrual or impaired, as well as being risk rated under the Bank's standard practices and procedures. In addition, purchased loans accounted for under ASC Topic 310-20 are considered in the determination of the required allowance for loan losses once day-one fair values have been finalized.

Purchased Credit Impaired Loans (ASC Topic 310-30) – Management individually evaluates substantially all purchased credit impaired loans. This evaluation allows management to determine the estimated fair value of the purchased credit impaired loans and includes no carryover of any previously recorded allowance for loan losses by the failed bank. In determining the estimated fair value of purchased credit impaired loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods and net present value of cash flows expected to be received. To the extent that any purchased credit impaired loan acquired in a FDIC-assisted acquisition is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the purchased credit impaired loans that were individually reviewed in that purchased loan portfolio. For the 2012 acquisitions of failed banks, RB&T elected to account for purchased credit impaired loans individually, as opposed to aggregating the loans into pools based on common risk characteristics such as loan type.

In determining the day-one fair values of purchased credit impaired loans, management calculates a non-accretable difference (the credit component) and an accretable difference (the yield component). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management's determination of the day-one fair values. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows will result in a reversal of the provision for loan losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income. Estimated prepayments are treated consistently for cash flows expected to be collected and projections of contractual cash flows such that the credit component is not affected. The accretable difference on purchased credit impaired loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the level yield method over the expected cash flow periods of the loans.

With regard to purchased credit impaired loans, management separately monitors this portfolio regularly and reviews the loans contained within this portfolio against the factors and assumptions used in determining the day-one fair values on a quarterly basis. In addition to its quarterly evaluation, a loan is typically reviewed when it is modified or extended, or when material information becomes available to the Bank that provides additional insight regarding the loan's performance, the status of the borrower, or the quality or value of the underlying collateral.

To the extent that a purchased credit impaired loan's performance deteriorates from management's expectation established in conjunction with the determination of the day-one fair values, such loan would generally be considered impaired and could require loan loss provisions. Any improvement in the expected performance of a purchased credit impaired loan would result in a reversal of the provision for loan losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."

Mortgage Servicing Rights – Mortgage servicing rights ("MSRs") represent an estimate of the present value of future cash servicing income, net of estimated costs that the Bank expects to receive on loans sold with servicing retained by the Bank. MSRs are capitalized as separate assets when loans are sold and servicing is retained. This transaction is posted to net gain on sale of loans, a component of Mortgage Banking income on the income statement. Management considers all relevant factors, in addition to pricing considerations from other servicers, to estimate the fair value of the MSRs to be recorded when the loans are initially sold with servicing retained by the Bank. The carrying value of MSRs is initially amortized in proportion to and over the estimated period of net servicing income and subsequently adjusted based on the weighted average remaining life. The amortization is recorded as a reduction to Mortgage Banking income. The MSR asset, net of amortization, recorded at December 31, 2012 was $4.8 million.

The carrying value of the MSRs asset is reviewed monthly for impairment based on the fair value of the MSRs, using groupings of the underlying loans by interest rates. Any impairment of a grouping would be reported as a valuation allowance. A primary factor influencing the fair value is the estimated life of the underlying loans serviced. The estimated life of the loans serviced is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs is expected to decline due to anticipated prepayments within the portfolio. Alternatively, during a period of rising interest rates, the fair value of MSRs is expected to increase as prepayments on the underlying loans would be anticipated to decline. Management utilizes an independent third party on a monthly basis to assist with the fair value estimate of the MSRs.

Income Tax Accounting – Income tax liabilities or assets are established for the amount of taxes payable or refundable for the current year. Deferred tax liabilities and assets are also established for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and deductions that can be carried forward (used) in future years. The valuation of current and deferred tax liabilities and assets is considered critical as it requires management to make estimates based on provisions of the enacted tax laws. The assessment of tax liabilities and assets involves the use of estimates, assumptions, interpretations and judgments concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management's current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings. The Company believes its tax assets and liabilities are adequate and are properly recorded in the consolidated financial statements at December 31, 2012.

Goodwill and Other Intangible Assets – Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are individually identified and separately recognized. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected September 30th as the date to perform its annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company's balance sheet.

At a minimum, management is required to assess goodwill and other intangible assets annually for impairment. Based on its assessment, the Company believes its goodwill of $10 million and other identifiable intangibles of $510,000 were not impaired and are properly recorded in the consolidated financial statements as of December 31, 2012.

Investment Securities – Unrealized losses for all investment securities are reviewed to determine whether the losses are "other-than-temporary." Investment securities are evaluated for other-than-temporary impairment ("OTTI") on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other-than-temporary. In conducting this assessment, the Bank evaluates a number of factors including, but not limited to:

- The length of time and the extent to which fair value has been less than the amortized cost basis;
- The Bank's intent to hold until maturity or sell the debt security prior to maturity;
- An analysis of whether it is more likely than not that the Bank will be required to sell the debt security before its anticipated recovery;
- Adverse conditions specifically related to the security, an industry, or a geographic area;
- The historical and implied volatility of the fair value of the security;
- The payment structure of the security and the likelihood of the issuer being able to make payments;
- Failure of the issuer to make scheduled interest or principal payments;
- Any rating changes by a rating agency; and
- Recoveries or additional decline in fair value subsequent to the balance sheet date.

The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a general lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized for the anticipated credit losses.

See additional discussion regarding impairment charges that the Bank recorded during 2010 and 2011 under Footnote 3 "Investment Securities" of Part II Item 8 "Financial Statements and Supplementary Data."

Other Real Estate Owned – Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals or broker price opinions. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Once received, a member of the Bank's Credit Administration Department ("CAD") reviews the assumptions and approaches utilized in the appraisal, as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. On at least an annual basis, the Bank updates its appraised values to determine what additional adjustment, if any, should be made to the carrying value of the OREO asset.

OVERVIEW

The Company's 2013 net income and overall results of operations will likely show a substantial decline as compared to those achieved in 2012. The Company's results of operations for 2012 reflect pre-tax bargain purchase gains on FDIC assisted acquisitions of $55.4 million, RAL fees in interest income of $45.3 million and RT fees in non interest income of $78.3 million.

Within the Traditional Banking segment, FDIC-assisted acquisition opportunities are expected to decline substantially in 2013 as compared to 2012. In addition, as the market for FDIC-assisted opportunities declines, pricing for the deals that do become available is expected to be less favorable as competition increases for these limited opportunities. As a result of these factors, the level of bargain purchase gains achieved by the Company in 2012 are unlikely to be repeated in 2013 and beyond.

Within the RPG segment, RAL revenue will not reoccur in the future as a result of the discontinuance of the RAL product effective April 30, 2012. Furthermore, RT revenues will be reduced substantially in 2013 primarily due to decreased customer volume following the termination of material contracts with Jackson Hewitt Tax Service and Liberty Tax Service and pricing pressures following the loss of the RAL product as a competitive advantage. Due primarily to these factors, RPG net income is expected to be in a range of $3 to $5 million for the first quarter of 2013. RPG typically operates at a loss after the first quarter of each calendar year.

Comparisons of the Company's 2012 and 2013 results of operations will likely reflect significant negative declines in revenues and overall net income.

Table 1 – Summary

Year Ended December 31, *(dollars in thousands, except per share data)*		**2012**		2011		2010
Net income	$	**119,339**	$	94,149	$	64,753
Diluted earnings per Class A Common Stock		**5.69**		4.49		3.10
Return on average assets (ROA)		**3.35%**		2.76%		1.85%
Return on average equity (ROE)		**22.51%**		21.42%		17.92%

Net income for the year ended December 31, 2012 was $119.3 million, representing an increase of $25.2 million, or 27%, compared to the same period in 2011. Diluted earnings per Class A Common Share increased 27% from $4.49 for the year ended December 31, 2011 to $5.69 for the same period in 2012. Additional discussion follows in this section of the filing under *"Results of Operations."*

General highlights by segment for the year ended December 31, 2012 consisted of the following:

Traditional Banking segment

- Net income increased $28.7 million for 2012 compared to 2011.
- On January 27, 2012, RB&T acquired loans and deposits of TCB from the FDIC with a fair value of $57 million and $947 million, resulting in a pre-tax bargain purchase gain of $27.6 million, primarily recorded during the first quarter of 2012. *See additional discussion regarding the TCB acquisition under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."*
- On September 7, 2012, RB&T acquired loans and deposits of FCB from the FDIC with a fair value of $128 million and $196 million, resulting in a pre-tax bargain purchase gain of $27.8 million, primarily recorded during the third quarter of 2012. *See additional discussion regarding the FCB acquisition under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."*
- As projected, approximately $905 million and $126 million of the deposit liabilities assumed in the TCB and FCB acquisitions exited RB&T by December 31, 2012 due to the strategic reduction in the interest rates paid on deposits.
- Net interest income increased $9.5 million, or 9%, for 2012 to $114.8 million. The Traditional Banking segment net interest margin increased nine basis points for 2012 to 3.64%.
- Provision for loan losses was $8.2 million for 2012 compared to $6.4 million for 2011.

- Total non-interest income increased $51.0 million for 2012 compared to 2011 primarily due to the bargain purchase gains detailed above.
- Total non-interest expense increased $13.0 million, or 15%, during 2012 compared to 2011.
- Total non-performing loans to total loans for the Traditional Banking segment was 0.82% at December 31, 2012, compared to 1.02% at December 31, 2011.
- RB&T's Warehouse Lending portfolio had $217 million in loans outstanding at December 31, 2012 compared to $41 million at December 31, 2011.
- Gross loans grew by $365 million, or 16% during 2012, with $139 million attributable to the 2012 acquisitions of failed banks.
- Deposits grew by $249 million, or 14% during 2012, with $112 million attributable to the 2012 acquisitions of failed banks.

Republic Processing Group segment

- The total dollar volume of tax refunds processed during 2012 decreased $1.1 billion, or 9%, from 2011.
- Total RAL dollar volume decreased from $1.0 billion during 2011 to $796 million during 2012.
- Total RT dollar volume declined $814 million, or 8%, during 2012 compared to 2011.
- RPG net income decreased $6.5 million, or 10%, for 2012 compared to the same period in 2011.
- Net interest income decreased $13.7 million, or 23%, for 2012 compared to 2011.
- RPG recorded a provision for loan losses of $6.9 million for 2012, compared to $11.6 million for 2011.
- RPG posted non interest income of $78.5 million for 2012 compared to $88.6 million for 2011.
- RB&T obtained $300 million of Federal Home Loan Bank ("FHLB") advances during the fourth quarter of 2011 to fund projected RAL volume during the first quarter 2012 tax season. In addition, during the first quarter of 2012, RB&T obtained $252 million of brokered deposits to complete its required funding for the first quarter 2012 tax season.
- RPG posted non-interest expenses of $22.5 million for 2012 compared to $31.1 million for 2011.
- RB&T permanently discontinued the offering of its RAL product effective April 30, 2012. RALs contributed net income of $21.8 million and $23.5 million in 2012 and 2011.
- Liberty Tax Service and Jackson Hewitt Tax Service unilaterally terminated their contracts with TRS during the third quarter of 2012.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1 "Business"*
  - *General Business Overview*
    - *Republic Processing Group segment*
- *Part I Item 1A "Risk Factors"*
  - *Republic Processing Group*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
  - *"Recent Developments"*
  - *"Overview"*
  - *"Results of Operations"*
  - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Loans and Allowance for Loan Losses"*
  - *Footnote 21 "Segment Information"*

Mortgage Banking segment

- Within the Mortgage Banking segment, mortgage banking income increased $4.5 million, or 117%, during 2012 compared to 2011.
- Mortgage banking income was positively impacted by an increase in secondary market loan volume during 2012.

General highlights by segment for the year ended December 31, 2011 consisted of the following:

Traditional Banking segment

- Net income increased $8.6 million, or 48%, for 2011 compared to 2010.
- Despite increases in net interest income during the third and fourth quarters of 2011, net interest income for 2011, decreased slightly, or $339,000, to $105.3 million. The Traditional Banking segment net interest margin declined 2 basis points for the year to 3.55%.
- Provision for loan losses was $6.4 million for 2011 compared to $11.6 million for 2010.
- Total non-interest income increased $4.4 million, or 19%, for 2011 compared to 2010.
    - During 2011, the Bank sold and had called available-for-sale mortgage backed securities with a total amortized cost of $160 million, resulting in a pre-tax gain of $2.3 million.
    - During the third quarter of 2011, the Bank closed the transaction related to the sale of its only banking center located in Bowling Green, Kentucky. The Bank recorded a pre-tax gain on sale of $2.9 million as a result of the transaction.
- Total non-interest expense decreased $3.6 million, or 4%, during 2011 compared to 2010.
- Total non-performing loans to total loans decreased to 1.02% at December 31, 2011, from 1.30% at December 31, 2010.
- The Bank launched its Warehouse Lending product during the second quarter of 2011 and had $41 million in loans outstanding at December 31, 2011.
- The Bank purchased performing commercial real estate loans with a face amount of approximately $37 million at a 13% discount to par during the second quarter of 2011.

Republic Processing Group segment

- The total dollar volume of tax refunds processed during 2011 increased $1.7 billion, or 17%, over 2010.
- As anticipated, total RAL dollar volume decreased from $3.0 billion during 2010 to $1.0 billion during 2011.
- Net income increased $23.1 million, or 52%, for 2011 compared to 2010.
- Net interest income increased $8.5 million, or 17%, for 2011 compared to 2010.
- RPG recorded a provision for loan losses of $11.6 million for 2011 compared to $8.1 million for 2010.
- RPG posted non interest income of $88.9 million for 2011 compared to $59.1 million for 2010.
- During the second quarter of 2011, RB&T accrued a $2 million liability related to the assessment of a Civil Money Penalty ("CMP") by the FDIC against RB&T. The actual penalty paid during the fourth quarter of 2011 was $900,000, resulting in a $1.1 million credit to pre-tax income during the fourth quarter.
- Effective December 8, 2011, RB&T entered into an agreement with the FDIC resolving its differences regarding the TRS division. RB&T's resolution with the FDIC was in the form of a Stipulation Agreement and a Consent Order. As discussed throughout, the Company has agreed to cease the RAL portion of the TRS division subsequent to April 30, 2012. *For additional discussion regarding the Agreement, see the Company's Form 8-K filed with the SEC on December 9, 2011, including Exhibits 10.1 and 10.2*

Mortgage Banking segment

- Within the Mortgage Banking segment, Mortgage Banking income decreased $1.9 million for 2011 compared to 2010.

RESULTS OF OPERATIONS

Net Interest Income

Banking operations are significantly dependent upon net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investment securities and the interest expense on liabilities used to fund those assets, such as interest-bearing deposits, securities sold under agreements to repurchase and FHLB advances. Net interest income is impacted by both changes in the amount and composition of interest-earning assets and interest-bearing liabilities, as well as market interest rates.

Discussion of 2012 vs. 2011

Total Company net interest income decreased $4.2 million, or 3%, for 2012 compared to 2011. The total Company net interest margin decreased 27 basis points to 4.82% for 2012. The significant components comprising the total Company decrease in net interest income were as follows:

Traditional Banking segment

Net interest income within the Traditional Banking segment increased $9.5 million, or 9%, for 2012 compared to 2011. The Traditional Banking net interest margin increased nine basis points for the same period to 3.64%. The increase in net interest income during 2012 was directly attributable to an increase in the average balance of loans outstanding. Five distinguishable drivers occurred in 2012 that positively impacted the size of the loan portfolio and correspondingly provided a positive impact to net interest income.

As disclosed in previous filings, the **first** of these drivers occurred in June 2011 when the Bank purchased approximately $37 million of performing commercial real estate loans at a 13% discount. The Bank made this purchase as one of its strategies to reverse an on-going contraction in its net interest margin. At the time of purchase, these loans had a weighted average life of approximately seven years with an expected yield of 8.28%.

Secondly, as discussed in more detail within the *"Loan Portfolio"* section of this filing, the Bank began offering its Mortgage Warehouse Lending product during June of 2011. During 2012, the Mortgage Warehouse Lending portfolio had average loans outstanding of $100 million achieving an average yield of 4.43%. These loans are revolving lines of credit with a term of 364 days, contain interest rate floors and adjust monthly with 30 day LIBOR.

The **third** driver occurred on January 27, 2012 when RB&T acquired TCB. As part of the acquisition, RB&T acquired loans, net of loans put back to the FDIC, with a fair value of approximately $57 million and an initial projected effective yield of 7.94%. At December 31, 2012 TCB loans with a carrying value of $31 million were still outstanding. *See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary data."*

The **fourth** driver for the year over year increase in net interest income was an increase in the average balance of the Bank's residential real estate loans, which increased $171 million compared to 2011 due primarily to growth in the Bank's Home Equity Amortizing Loan ("HEAL") product. The HEAL product is described in more detail within the *"Loan Portfolio"* section of this filing under *"Financial Condition."*

Lastly, the **fifth** driver occurred on September 7, 2012 when RB&T acquired FCB. As part of the FCB acquisition, the Bank acquired loans with a fair value of approximately $128 million and an initial projected effective yield of 7.36%. At December 31, 2012 FCB loans with a carrying value of $108 million were still outstanding. *See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary data."*

Within the liabilities section of the balance sheet, the Bank continued to reprice its interest-bearing deposits lower to partially offset declining asset yields. In addition, due to the steepness of the yield curve and the FRB's pledge to keep the Federal Funds Target Rate ("FFTR") low for an extended period of time, the Bank prepaid $81 million in FHLB advances during the first quarter of 2012 that were originally scheduled to mature between October 2012 and May 2013. These advances had a weighted average cost of 3.56%. The Bank incurred a $2.4 million early termination penalty in connection with these prepayments, which will save the Bank approximately $2.6 million in interest expense during the period from April 2012 through the first five months of 2013.

The interest savings realized by the Bank as a result of these prepayments have been and will continue to be reduced by the Bank's on-going interest rate risk mitigation practices, which often includes strategies utilizing long term advances from the FHLB. In particular, the Bank took advantage of declining interest rates during 2012 to borrow $195 million of long-term advances with a weighted average life of five years and a weighted average cost of 1.37%. The Bank borrowed these funds on a long-term basis to mitigate its interest rate risk position in the event of an increasing rate environment.

Management expects to continue to experience downward repricing in its loan and investment portfolios resulting from on-going paydowns and early payoffs. This downward repricing will continue to cause compression in Republic's net interest income and net interest margin. Additionally, because the FFTR (the index which many of the Bank's short-term deposit rates track) has remained at a target range between 0.00% and 0.25%, no future FFTR decreases from the Federal Open Markets Committee of the FRB are possible, exacerbating the compression to the Bank's net interest income and net interest margin caused by its repricing loans and investments. The Bank is unable to precisely determine the ultimate negative impact to the Bank's net interest spread and margin in the future because several factors remain unknown at this time, such as future demand for financial products and the overall future need for liquidity, among many other factors.

For additional information on the potential future effect of changes in short-term interest rates on Republic's net interest income, see the table titled "Interest Rate Sensitivity for 2012" under "Financial Condition."

Republic Processing Group segment

Net interest income for RPG decreased $13.7 million, or 23%, for 2012 compared to 2011. The decrease in net interest income was primarily due to a $13.9 million, or 23%, decline in RAL fee income resulting from a corresponding 23% decrease in RAL volume. The overall decline in the volume of RALs originated during 2012 resulted from a general decrease in consumer demand for the product. Management believes the decrease in RAL volume, which is generated through retail locations, was the result of a shift in consumer demand toward lower priced on-line tax preparation services and increased competition within the retail market based on free products and services from competitors.

RPG's net interest income continued to benefit from low funding costs during 2012. Average interest-bearing liabilities utilized to fund RALs during 2012 and 2011 were $107 million and $141 million with a weighted average cost of 0.19% and 0.43%. As a result, interest expense was $149,000 for 2012, compared to $480,000 for 2011.

As discussed throughout, the Company ceased the RAL portion of the TRS division on April 30, 2012.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1 "Business"*
    - *Republic Processing Group segment*
- *Part I Item 1A "Risk Factors"*
    - *Republic Processing Group*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
    - *"Recent Developments"*
    - *"Overview"*
    - *"Results of Operations"*
    - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data:"*
    - *Footnote 1 "Summary of Significant Accounting Policies"*
    - *Footnote 4 "Loans and Allowance for Loan Losses"*
    - *Footnote 21 "Segment Information"*

Discussion of 2011 vs. 2010

Total Company net interest income increased $8.0 million, or 5%, for 2011 compared to 2010. The total Company net interest margin increased 44 basis points to 5.09% for the same period. The significant components comprising the total Company increase in net interest income were as follows:

Traditional Banking segment

Net interest income within the Traditional Banking segment decreased slightly, or $339,000 for 2011 compared to 2010. The Traditional Banking net interest margin declined two basis points for the same period to 3.55%. The decrease in net interest income was due primarily due to a greater degree of downward repricing interest-earning assets, as compared to interest-bearing liabilities, as well as a decrease in the average balances of the Bank's higher-yielding interest-earning assets. While overall net interest income within the Traditional Banking segment was lower for 2011 compared to 2010, the Bank implemented strategies during 2011, which reversed the negative trend for net interest income. These strategies, which are discussed in more detail in the following paragraphs, helped to contribute to a second consecutive quarterly increase in net interest income over prior year same quarter.

Contributing to the positive trend in net interest income during the second half of 2011 was an increase in the investment portfolio. Prior to the first quarter of 2011, the Bank's general investment strategy was largely to not reinvest the cash it had been receiving from its loan and investment paydowns and pay-offs into assets with longer-term repricing horizons, due to market projections of interest rate increases in the future. As a result, much of the cash the Bank received from paydowns during the previous two years had been reinvested into short-term, lower yielding investments, which had improved the Bank's risk position from future interest rate increases, while negatively impacting then-current earnings. This conservative investment strategy, which involved minimal credit risk and minimal interest rate risk, led the Bank to hold a significant sum of cash at the FRB for much of 2009 and 2010.

In February 2011, the Bank modified its conservative investment strategy, taking on more interest rate risk by reinvesting a portion of its excess cash into longer-term investment securities, thus increasing projected net interest income and net interest margin for the near-term. The Bank made this revision to its conservative strategy, in large part, due to the on-going contraction of its net interest margin resulting from continued paydowns in its loan portfolio and the large amount of cash on hand earning 0.25%. While the Bank slightly revised this strategy throughout 2011, in general, it has maintained the same strategic direction of extending maturities within its investment portfolio in order to increase its yield on interest-earning assets. Although the Bank has taken on more interest rate risk as a result of this strategy, the overall interest rate risk position of the Bank continues to remain within its interest rate risk policy approved by its boards of directors.

Also contributing to the positive trend in net interest income during the second half of 2011, were strategies employed within the loan portfolio. More specifically, as it did in 2010, the Bank also retained in its portfolio approximately $45 million of 15-year fixed rate residential real estate loans during 2011 that it has traditionally sold into the secondary market. The weighted average rate of these loans was 3.58%. The Bank employed this strategy due to the overall steepness of the yield curve, which allowed the Bank to earn an acceptable spread for these longer maturity type assets.

In addition to the activity noted above within its residential real estate portfolio, during June 2011 the Bank purchased approximately $37 million of performing commercial real estate loans at a 13% discount. The Bank made this purchase as one of its strategies to reverse an on-going contraction in its net interest margin. At the time of purchase, these loans had a weighted average life of approximately seven years with an expected yield of 8.28%.

Republic Processing Group segment

Net interest income within at RPG division increased $8.5 million, or 17%, for 2011 compared to 2010. The increase in net interest income was primarily due to a $7.6 million, or 15%, increase in RAL fee income. RB&T, among other things, increased its RAL pricing in response to the anticipated increase in provision for loan losses for RALs resulting from the loss of the Debt Indicator ("DI") from the IRS. The revised pricing resulted in an increase in yield for the RAL product. Partially offsetting the increase in interest income from the higher yield on RALs was a reduction to interest income resulting from a decline in the total dollar amount of RALs originated. The decline in the dollar volume of RALs originated occurred as a result of RB&T's maximum individual RAL offering amount being lowered to $1,500.

RPG's net interest income continued to benefit from low funding costs during 2011. Average interest bearing liabilities utilized to fund RALs during 2011 and 2010 were $107 million and $313 million with a weighted average cost of 0.43% and 0.50%. As a result, interest expense for the RPG division was $455,000 for 2011, a decrease of $1.1 million from 2010.

Table 2 provides detailed Total Company average balances, interest income/expense and rates by major balance sheet category for the years ended December 31, 2012, 2011 and 2010. Table 3 provides an analysis of total Company changes in net interest income attributable to changes in rates and changes in volume of interest-earning assets and interest-bearing liabilities for the same periods.

Table 2 – Total Company Average Balance Sheets and Interest Rates for Years Ended December 31,

(dollars in thousands)	2012 Average Balance	2012 Interest	2012 Average Rate	2011 Average Balance	2011 Interest	2011 Average Rate	2010 Average Balance	2010 Interest	2010 Average Rate
ASSETS									
Interest-earning assets:									
Taxable investment securities, including FHLB stock(1)	**$ 640,830**	**$ 12,446**	**1.94%**	$ 678,804	$ 16,486	2.43%	$ 561,113	$ 15,799	2.82%
Tax exempt investment securities(1)(4)	**-**	**-**	**0.00%**	-	-	0.00%	160	11	10.58%
Federal funds sold and other interest-earning deposits	**187,790**	**471**	**0.25%**	315,530	914	0.29%	473,137	1,200	0.25%
Refund Anticipation Loan fees(2)	**24,182**	**45,227**	**187.03%**	29,572	59,117	199.91%	99,629	51,556	51.75%
Traditional Bank loans and fees(2)(3)	**2,479,968**	**125,315**	**5.05%**	2,216,687	118,598	5.35%	2,239,361	124,907	5.58%
Total interest-earning assets	**3,332,770**	**183,459**	**5.50%**	3,240,593	195,115	6.02%	3,373,400	193,473	5.74%
Less: Allowance for loan losses	**25,226**			28,817			27,755		
Non interest-earning assets:									
Non interest-earning cash and cash equivalents	**164,071**			112,513			57,790		
Premises and equipment, net	**33,672**			36,020			38,458		
Other assets(1)	**55,452**			56,612			61,993		
Total assets	**$ 3,560,739**			$3,416,921			$3,503,886		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Transaction accounts	**$ 614,118**	**$ 397**	**0.06%**	$ 422,222	$ 540	0.13%	$ 302,958	$ 561	0.19%
Money market accounts	**478,682**	**737**	**0.15%**	628,178	1,939	0.31%	636,963	2,845	0.45%
Time deposits	**253,567**	**2,190**	**0.86%**	254,064	4,055	1.60%	329,970	5,775	1.75%
Brokered money market and brokered certificates of deposit	**166,088**	**1,750**	**1.05%**	236,051	2,380	1.01%	456,000	3,948	0.87%
Total interest-bearing deposits	**1,512,455**	**5,074**	**0.34%**	1,540,515	8,914	0.58%	1,725,891	13,129	0.76%
Securities sold under agreements to repurchase and other short-term borrowings	**237,414**	**375**	**0.16%**	278,861	646	0.23%	330,154	1,026	0.31%
Federal Home Loan Bank advances	**560,659**	**14,833**	**2.65%**	558,249	18,180	3.26%	574,181	19,991	3.48%
Subordinated note	**41,240**	**2,522**	**6.12%**	41,240	2,515	6.10%	41,240	2,515	6.10%
Total interest-bearing liabilities	**2,351,768**	**22,804**	**0.97%**	2,418,865	30,255	1.25%	2,671,466	36,661	1.37%
Non interest-bearing liabilities and Stockholders' equity:									
Non interest-bearing deposits	**624,053**			509,457			421,162		
Other liabilities	**54,822**			48,963			49,901		
Stockholders' equity	**530,096**			439,636			361,357		
Total liabilities and stockholders' equity	**$ 3,560,739**			$3,416,921			$3,503,886		
Net interest income		**$ 160,655**			$ 164,860			$ 156,812	
Net interest spread			**4.53%**			4.77%			4.37%
Net interest margin			**4.82%**			5.09%			4.65%

(continued)

Table 2 – Total Company Average Balance Sheets and Interest Rates for Years Ended December 31, *(continued)*

---

(1) For the purpose of this calculation, the fair market value adjustment on investment securities resulting from FASB ASC topic 320 "Investments – Debt and Equity Securities" is included as a component of other assets.

(2) The amount of loan fee income included in total interest income was $50.8 million, $62.3 million and $54.9 million for the years ended December 31, 2012, 2011 and 2010.

(3) Average balances for loans include the principal balance of non-accrual loans and loans held for sale.

(4) Yields on tax exempt investment securities have been computed based on a fully tax-equivalent basis using the federal income tax rate of 35%.

Table 3 below illustrates the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities impacted Republic's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

Table 3 – Total Company Volume/Rate Variance Analysis

	Year Ended December 31, 2012 Compared to Year Ended December 31, 2011			Year Ended December 31, 2011 Compared to Year Ended December 31, 2010		
		Increase / (Decrease) Due to			Increase / (Decrease) Due to	
(in thousands)	**Total Net Change**	**Volume**	**Rate**	Total Net Change	Volume	Rate
Interest income:						
Taxable investment securities, including FHLB stock	**$ (4,040)**	**$ (882)**	**$ (3,158)**	$ 687	$ 3,039	$ (2,352)
Tax exempt investment securities	**-**	**-**	**-**	(11)	(11)	-
Federal funds sold and other interest-earning deposits	**(443)**	**(333)**	**(110)**	(286)	(440)	154
Refund Anticipation Loan fees	**(13,890)**	**(10,262)**	**(3,628)**	7,561	(56,719)	64,280
Traditional bank loans and fees	**6,717**	**13,553**	**(6,836)**	(6,309)	(1,254)	(5,055)
Net change in interest income	**(11,656)**	**2,076**	**(13,732)**	1,642	(55,385)	57,027
Interest expense:						
Transaction accounts	**(143)**	**187**	**(330)**	(21)	183	(204)
Money market accounts	**(1,202)**	**(387)**	**(815)**	(906)	(39)	(867)
Time deposits	**(1,865)**	**(8)**	**(1,857)**	(1,720)	(1,244)	(476)
Brokered money market and brokered certificates of deposit	**(630)**	**(733)**	**103**	(1,568)	(2,138)	570
Securities sold under agreements to repurchase and other short-term borrowings	**(271)**	**(86)**	**(185)**	(380)	(144)	(236)
Federal Home Loan Bank advances	**(3,347)**	**78**	**(3,425)**	(1,811)	(544)	(1,267)
Subordinated note	**7**	**-**	**7**	-	-	-
Net change in interest expense	**(7,451)**	**(949)**	**(6,502)**	(6,406)	(3,926)	(2,480)
Net change in net interest income	**$ (4,205)**	**$ 3,025**	**$ (7,230)**	$ 8,048	$ (51,459)	$ 59,507

Provision for Loan Losses

Discussion of 2012 vs. 2011

The Company recorded total provision for loan losses of $15.0 million for 2012 compared to $18.0 million during 2011. The significant components comprising the Company's provision for loan losses were as follows:

Traditional Banking segment

The Traditional Banking provision for loan losses during 2012 was $8.2 million, a $1.8 million or 27% increase from 2011. The net increase in the provision for loan losses related to the following:

- The Bank experienced a $792,000 net provision for loan loss increase in the Bank's general loan loss reserves for its pass-rated credits. Approximately $437,000 of the increase was due to qualitative factors allocated to the warehouse lending portfolio. While the Company's warehouse lending portfolio has experienced no charge-offs in its brief history, the portfolio's rapid growth during 2012 was judged a qualitative risk.
- The Bank experienced a net provision for loan loss decrease of $651,000 associated with required reserves for its large classified loan portfolio.
- The Bank recorded a net provision for loan loss decrease of $440,000 related to improvement in the past due 90-days and non-accrual retail loan portfolios.
- The Bank recorded $2.0 million in provision for loan losses in 2012 associated with residential mortgage TDRs as the Company successfully refinanced retail borrowers displaying weaknesses in their ability to make payments under their previous contractual loan terms. The provision was primarily calculated utilizing discounted cash flow analyses.

During 2012, the Bank charged off $9.9 million in loans compared to $7.3 million for 2011. In addition, the Bank also recorded $500,000 less in credits to its provision for loan losses for recoveries of previously charged off loans during 2012 than it did during 2011. Net charge-offs as a percentage of average loans within the Traditional Banking segment were 0.34% for 2012 compared to 0.24% for 2011. This equated to a $3.1 million increase in net charge-offs for 2012 compared to 2011.

As a percentage of total loans, the Traditional Banking allowance for loan losses was 0.90% at December 31, 2012 compared to 1.05% at December 31, 2011. Management believes, based on information presently available, that it has adequately provided for loan losses at December 31, 2012.

See the sections titled "Allowance for Loan Losses and Provision for Loan Losses" and "Asset Quality" in this section of the filing under "Financial Condition" for additional discussion regarding the provision for loan losses and the Bank's delinquent, non-performing, impaired and TDR loans.

Republic Processing Group segment

Substantially all RALs issued by the Company each year were made during the first quarter. RALs are generally repaid by the IRS or applicable taxing authority within two weeks of origination. Losses associated with RALs result from the IRS not remitting taxpayer refunds to the Company associated with a particular tax return. This occurs for a number of reasons, including errors in the tax return and tax return fraud which are identified through Internal Revenue Service ("IRS") audits resulting from revenue protection strategies. In addition, the Company also incurs losses as a result of tax debts not previously disclosed during its underwriting process.

At March 31st of each year, the Company reserved for its estimated RAL losses for the year based on current and prior year funding patterns, information received from the IRS on current year payment processing, projections using the Company's internal RAL underwriting criteria applied against prior years' customer data and the subjective experience of Company management. RALs outstanding 30 days or longer are charged off at the end of each quarter with subsequent collections recorded as recoveries. Since the RAL season is over by the end of April of each year, substantially all uncollected RALs are charged off by June 30th of each year, except for those RALs management deems certain of collection.

As of December 31, 2012 and 2011, $10.5 million and $14.3 million of total RALs originated remained uncollected, representing 1.31% and 1.38% of total gross RALs originated during the respective tax years by RB&T. All of these loans were charged off as of June 30, 2012 and 2011. Management's estimate of current year losses combined with recoveries of previous years' RALs during the period, resulted in a net provision for loan loss expense of $6.9 million and $11.6 million for the TRS division during the years ended December 31, 2012 and 2011.

Provision for Loan Losses

Discussion of 2011 vs. 2010

The Company recorded total provision for loan losses of $18.0 million for 2011 compared to $19.7 million during 2010. The significant components comprising the Company's provision for loan losses were as follows:

Traditional Banking segment

The Traditional Banking provision for loan losses during 2011 was $6.4 million, a $5.2 million decline from 2010. The decrease in the provision was generally attributable to an overall improvement in the Bank's credit quality metrics and better charge-off experience.

As part of its on-going classified asset analysis, the Bank recorded additional provisions of $4.0 million during 2011 related to nine specifically reviewed "substandard" commercial and large retail relationships (substantially all in the first quarter) compared to $2.1 million during 2010 related to 20 relationships. More than offsetting the increase in provision expense associated with its specifically reviewed large substandard loans was a significant reduction in provision expense associated with the Bank's smaller dollar homogenous retail and commercial past due and non-accrual loans, which peaked during 2010.

In addition, during 2010 (substantially all in the first quarter), the Bank increased its allowance for loan losses by $1.3 million for quantitative and qualitative adjustments to its historical loss percentages for its general formula reserves across substantially all loan categories. In particular, the Bank increased its general reserves associated with its home equity portfolio due to higher historical loss percentages and declining residential real estate values. As real estate values and historical loss percentages remained relatively stable during 2011, the Bank did not make any additional material qualitative or quantitative adjustments to its historical loss percentages. Home equity loans are one of the Bank's largest homogenous pools of loans and are evaluated collectively in determining the allocated allowance. In determining the allocated allowance, management analyzes the average annual loss rates for the previous 3-year and 2-year periods, along with the current year loss rate, as well as comparisons to peer group corresponding loss rates. In addition, when qualitative factors, such as a general decline in home values, indicate an elevated risk of loss, management performs additional analysis on the home equity portfolio such as updating collateral values on a test basis.

During 2011, the Bank charged off $7.3 million in loans compared to $12.5 million for 2010. In addition, the Bank also recorded $753,000 more in credits to its provision for loan losses for recoveries of previously charged off loans during 2011 than it did during 2010. Net charge-offs as a percentage of average loans within the Traditional Banking segment were 0.24% for 2011 compared to 0.51% for 2010. This equated to a $5.9 million reduction in net charge-offs for 2011 compared to 2010.

As a percentage of total loans, the Traditional Banking allowance for loan losses was 1.05% at December 31, 2011 compared to 1.06% at December 31, 2010. Management believes, based on information presently available, that it adequately provided for loan losses at December 31, 2011.

Republic Processing Group segment

In August 2010, the IRS announced that it would no longer provide tax preparers and associated financial institutions with the DI beginning with the first quarter 2011 tax season. The DI indicated whether an individual taxpayer would have any portion of the refund offset for delinquent tax or other debts, such as unpaid child support or federally-funded student loans. While underwriting for RALs involves several individual components, the DI has historically represented a meaningful part of the overall underwriting for the product. In response to loss of access to the DI in 2011, RB&T significantly reduced the maximum RAL amount to $1,500 for individual customers, raised the RAL offering price to its customers and modified its underwriting and application requirements resulting in fewer RALs approved. As compared to prior years, during 2011, RB&T estimated a higher provision for loan losses as a percentage of total RALs originated, primarily as a result of the loss of the DI. Due to the elimination of the DI, more of RB&T's estimated RAL losses in 2011 resulted from refunds being retained by the IRS to satisfy federal delinquent debts as compared to prior years when the vast majority of its RAL losses were the result of revenue protection strategies by the IRS.

As of December 31, 2011 and 2010, $14.3 million and $10.8 million of total RALs originated remained uncollected, representing 1.38% and 0.36% of total gross RALs originated during the respective tax years by RB&T. All of these loans were charged off as of June 30, 2011 and 2010. Management's estimate of current year losses combined with recoveries of previous years' RALs during the period, resulted in a net provision for loan loss expense of $11.6 million and $8.1 million for the TRS division during the years ended December 31, 2011 and 2010.

Non-Interest Income

Table 4 – Analysis of Non Interest Income

Year Ended December 31, *(dollars in thousands)*	**2012**	2011	2010	Percent Increase/(Decrease) **2012/2011**	2011/2010
Service charges on deposit accounts	**$ 13,496**	$ 14,105	$ 15,562	**-4%**	-9%
Refund transfer fees	**78,304**	88,195	58,789	**-11%**	50%
Mortgage banking income	**8,447**	3,899	5,797	**117%**	-33%
Debit card interchange fee income	**5,817**	5,791	5,067	**0%**	14%
Bargain purchase gain - Tennessee Commerce Bank	**27,614**	-	-	**0%**	0%
Bargain purchase gain - First Commercial Bank	**27,824**	-	-	**0%**	0%
Gain on sale of banking center	**-**	2,856	-	**-100%**	0%
Gain on sale of securities available for sale	**56**	2,285	-	**-98%**	0%
Net impairment loss on investment securities	**-**	(279)	(221)	**-100%**	26%
Other	**3,520**	2,772	2,664	**27%**	4%
Total non interest income	**$ 165,078**	$ 119,624	$ 87,658	**38%**	36%

Discussion of 2012 vs. 2011

Total Company non interest income increased $45.5 million, or 38%, for 2012 compared to 2011. The most significant components comprising the total Company increase in non-interest income were as follows:

Traditional Banking segment

Traditional Banking segment non interest income increased $51.0 million during 2012 compared to 2011.

Service charges on deposit accounts decreased $609,000, or 4%, during 2012 compared to the same period in 2011. The decrease was primarily the result of the continued general decline in consumer overdraft activity that the Bank and the banking industry as a whole have experienced the past several years. In addition, further contributing to this general decline in consumer overdraft activity was a decline in the number of the Bank's retail checking accounts and the amended FDIC guidelines, which took effect in July 2011. These guidelines have continued to have a negative impact on the Bank's net income since their implementation and will continue to do so in the future.

The Bank earns a substantial majority of its fee income related to its overdraft service program from the per item fee it assesses its customers for each insufficient funds check or electronic debit presented for payment. The total net per item fees included in service charges on deposits for 2012 and 2011 were $7.5 million and $8.9 million. The total net daily overdraft charges included in interest income for 2012 and 2011 were $1.7 million and $1.8 million.

On August 1, 2011, the Bank converted the substantial majority of its existing retail checking accounts into new product types with new fee structures. The goal of the new fee structure, in the short-term, was to reverse the trend of declining service charges on deposits. In the long-term, the Bank's goal is that the new fee structure, combined with growth in the Bank's retail checking account base, will allow the service charges on deposits category to increase once again. Revenue generated during 2012 as a result of these new fees was approximately $1.3 million compared to $820,000 in 2011 for the five month period, partially offsetting the decrease in overdraft-related fees for the same period.

As a result of the new fee structure, the Bank's retail checking account base declined substantially from July 1, 2011 through January 31, 2012, further contributing to the decline in overdraft related revenue. The Bank experienced nominal growth in its retail checking account base from January 31, 2012 through December 31, 2012. With only 11 recent months of nominal growth in its retail checking account base, management is uncertain if this trend will continue in the future or if the Bank will again experience further declines.

Related to the TCB acquisition, the Bank recorded a bargain purchase gain of $27.6 million, substantially all of which was recorded during the first quarter of 2012. The bargain purchase gain was realized because the overall price paid by RB&T for TCB was substantially less than the fair value of the TCB assets acquired and liabilities assumed in the acquisition.

Related to the FCB acquisition, the Bank recorded an initial bargain purchase gain of $27.8 million, substantially all of which was recorded during the third quarter of 2012. As with the TCB acquisition, the bargain purchase gain was realized because the overall price paid by RB&T for FCB was substantially less than the fair value of the FCB assets acquired and liabilities assumed in the acquisition.

During 2012, the Bank recognized net securities gains in earnings for TCB acquired securities available of $56,000. Subsequent to the acquisition of TCB, management concluded that these securities did not fit the profile of securities traditionally purchased by the Bank and thus sold them during the first quarter 2012. The Bank recognized net gains on sales, calls and impairment of investment securities of $2.0 million during 2011. The substantial majority of the 2011 gain occurred during the second quarter of 2011, as the Bank sold available for sale securities with an amortized cost of $132 million. The decision to sell these securities was based, in large part, on positive growth developments within the loan portfolio.

See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."

The Bank recognized a $2.9 million gain related to the sale of a banking center in 2011.

Republic Processing Group segment

RPG non interest income decreased $10.0 million, or 11%, during 2012 compared to the same period in 2011. Net RT fees decreased $9.9 million for 2012 primarily attributable to the overall decrease in volume during the tax season. More specifically within the RT category, RT check fees decreased 12% consistent with a 12% decrease in volume. The decline in RT checks fees was partially offset by a 10% increase in direct deposit on-line RT fees driven by a 10% increase in this lower-margin RT product. As with the decrease RPG experienced in RAL volume, management believes the decrease in RT volume, which is generated through store-front locations, was a direct result of a shift in consumer demand toward lower-priced on-line tax preparation services and increased competition within the retail market based on free products and services from competitors.

With regard to the TRS division of RPG, TRS faces direct competition for RT market share from independently-owned processing groups partnered with banks. Independent processing groups that are unable to offer RAL products have historically been at a competitive disadvantage to banks who could offer RALs. With RB&T's resolution of its differences with the FDIC through a Stipulation Agreement and a Consent Order (collectively, the "Agreement"), RB&T will not originate RALs beyond April 30, 2012. Without the ability to originate RALs, RB&T is facing increased competition in the RT marketplace. In addition to the loss of volume resulting from additional competitors, RB&T will incur substantial pressure on its profit margin for its RT products as well.

In addition to the potential impact to RTs resulting from a loss of the RAL product, management believes the Agreement also negatively impacts RB&T's ability to originate RT products. As previously disclosed, the Agreement contained a provision for an ERO Plan to be implemented by RB&T. The ERO Plan places additional oversight and training requirements on RB&T and its tax preparation partners that are not currently required by the regulators for RB&T's competitors in the tax business. These additional requirements make attracting new relationships, retaining existing relationships, and maintaining profit margin for RTs more difficult for RB&T. Management estimates RT revenues will be reduced substantially in 2013 as a result of pricing pressures, increased competition resulting from the elimination of the RAL product and the previously disclosed termination of material contracts with Jackson Hewitt Tax Service and Liberty Tax Service.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1 "Business"*
- *Part I Item 1A "Risk Factors"*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Loans and Allowance for Loan Losses"*
  - *Footnote 21 "Segment Information"*

Mortgage Banking segment

Within the Mortgage Banking segment, mortgage banking income increased $4.5 million, or 117%, during 2012 compared to the same period in 2011. Mortgage banking income was positively impacted by an increase in secondary market loan volume during 2012, which resulted from the continued low long-term interest rate environment. The Bank's loan sales during 2012 consisted of 19% purchase transactions and 81% refinance transactions, as refinances in particular were fueled by the low long-term rate environment. During 2012, the Bank sold mortgage loans of $247 million compared to $149 million during the same period in 2011. In addition, secondary market pricing generally improved across the industry during 2012 compared to the prior year.

In addition to the factors noted in the previous paragraph, due to the reduction in long-term interest rates during 2012, the fair value of the Bank's MSRs declined as prepayment speed assumptions were adjusted higher. As a result of the decline in the fair value of the Bank's MSRs, an impairment charge of $142,000 was recorded during 2012.

Discussion of 2011 vs. 2010

Total Company non interest income increased $32.0 million, or 37%, for 2011 compared to 2010. The most significant components comprising the total Company increase in non-interest income were as follows:

Traditional Banking segment

Traditional Banking segment non interest income increased $4.4 million, or 19%, for 2011 compared to 2010.

Service charges on deposit accounts decreased $1.5 million, or 10%, during 2011 compared to 2010. Approximately $288,000 of this decrease was related to the discontinuation of the Bank's Currency Connection card product, which was substantially completed by the end of the first quarter of 2010. The remaining decrease is the result of the continued general decline in consumer overdraft activity that the Bank, and the banking industry as a whole, has experienced the past several years. In addition, further contributing to this general decline in consumer overdraft activity, were the amended Regulation E ("Reg E") guidelines which took effect on August 15, 2010. See additional discussion below regarding the amended Reg E guidelines.

The total net per item fees included in service charges on deposits for 2011 and 2010 were $8.9 million and $11.0 million. The total net daily overdraft charges included in interest income for 2011 and 2010 was $1.8 million and $2.0 million.

In November 2010, the FDIC issued its final guidance on Automated Overdraft payment programs requiring FDIC regulated banks to implement and maintain robust oversight of these programs.

Management implemented these guidelines effective July 1, 2011. These guidelines had a negative impact on the Bank's net income in 2011. Management estimated that the impact of the implementation of these guidelines reduced its overdraft related fee income by a range of 20%-25%.

As a result of the continued decline in service charges on deposits and a further anticipated decline as a result of the new FDIC guidelines, the Bank instituted a new fee structure for its retail checking account products during the third quarter of 2011. The new product design was implemented on July 1, 2011 for all newly opened retail accounts. On August 1, 2011 the Bank converted the substantial majority of its existing retail checking accounts into new product types with the new fee structures. Revenue generated during 2011 (primarily for a five month period) as a result of the new fees was approximately $947,000.

In May 2011, RB&T, entered into a definitive agreement to sell its banking center located in Bowling Green, Kentucky to Citizens First Bank, Inc. ("Citizens"). This transaction was closed on September 30, 2011. The transaction consisted of the following:

- Citizens acquired loans totaling $13 million, representing approximately one-half of the outstanding loans of the banking center.
- Citizens assumed all deposits of the Bowling Green banking center, or approximately $33 million consisting of nearly 3,800 accounts.
- Citizens acquired all of the fixed assets of the Bowling Green banking center.
- The total pre-tax gain on sale recognized by Republic as a result of the transaction was $2.9 million.

The Bank recognized net gains on sales, calls and impairment of investment securities of $2.0 million during 2011. The substantial majority of the 2011 gain occurred during the second quarter of 2011, as the Bank sold available for sale securities with an amortized cost of $136 million. The decision to sell these securities was based, in large part, on positive growth developments within the loan portfolio.

Republic Processing Group segment

RPG non interest income increased $29.5 million, or 50%, during 2011 compared to 2010. Net RT fees increased $29.4 million, or 50%, for 2011 primarily attributable to the overall increase in volume at TRS during the tax season. RT fee income was positively impacted by a 63% increase in the number of RTs processed resulting from a shift in business to higher volume tax preparation offices. Each year, RB&T performs an annual review of its third-party tax preparation offices looking to replace stores which may display any of the following characteristics: low overall product volume, RAL loan loss rates above an acceptable threshold, or lower than acceptable scores for RB&T's audit and compliance reviews. During 2011, RB&T shifted a large number of its lower volume JH offices into higher volume JH offices, keeping its overall office count with JH the same as the previous year, while significantly increasing RT volume.

Mortgage Banking segment

Within the Mortgage Banking segment, mortgage banking income decreased $1.9 million, or 33%, during 2011 compared to 2010. Mortgage Banking income was negatively impacted during much of 2011 by a decline in secondary market loan volume. The Bank's loan sales during 2011 consisted of 31% purchase transactions and 69% refinance transactions. During 2011, the Bank sold mortgage loans of $149 million compared to $285 million during the same period in 2010.

As of December 31, 2011, the Bank had $4 million in loans held for sale with $16 million in fixed rate loan commitments to its customers and $20 million in hedging contracts. At December 31, 2010, the Bank had $15 million in loans held for sale with $11 million in fixed rate loan commitments to its customers and $26 million in hedging contracts.

In addition to the factors noted in the previous paragraph, due to the reduction in long-term interest rates during the second half 2011, the fair value of the Bank's MSRs declined as prepayment speed assumptions were adjusted higher. As a result of the decline in the fair value of the Bank's MSRs, an impairment charge of $203,000 was recorded in 2011.

Non-Interest Expenses

Table 5 – Analysis of Non-Interest Expenses

Year Ended December 31, *(dollars in thousands)*	2012	2011	2010	Percent Increase/(Decrease) 2012/2011	2011/2010
Salaries and employee benefits	**$ 60,633**	$ 54,966	$ 55,246	**10%**	-1%
Occupancy and equipment, net	**22,474**	21,713	21,958	**4%**	-1%
Communication and transportation	**5,806**	5,695	5,418	**2%**	5%
Marketing and development	**3,429**	3,237	10,813	**6%**	-70%
FDIC insurance expense	**1,403**	4,425	3,155	**-68%**	40%
Bank franchise tax expense	**3,916**	3,645	3,187	**7%**	14%
Data processing	**4,309**	3,207	2,697	**34%**	19%
Debit card interchange expense	**2,462**	2,239	1,741	**10%**	29%
Supplies	**2,114**	2,353	2,359	**-10%**	0%
Other real estate owned expense	**3,537**	2,356	1,829	**50%**	29%
Charitable contributions	**3,341**	5,933	6,232	**-44%**	-5%
Legal expense	**1,866**	3,969	1,832	**-53%**	117%
FDIC civil money penalty	**-**	900	-	**-100%**	0%
FHLB advance prepayment penalty	**2,436**	-	1,531	**0%**	0%
Other	**9,019**	7,683	8,325	**17%**	-8%
Total non interest expenses	**$ 126,745**	$ 122,321	$ 126,323	**4%**	-3%

Discussion of 2012 vs. 2011

Total Company non-interest expenses increased $4.4 million, or 4%, for 2012 compared to 2011. The most significant components comprising the change in non-interest expense were as follows:

Traditional Banking segment

Non-interest expense within the Traditional Banking segment was $100 million during 2012, an increase of $13 million over 2011. Approximately $9.5 million of the increase in non-interest expenses during 2012 related to the acquisitions of failed banks, with $6.2 million related to the TCB acquisition and $3.3 million related to the FCB acquisition. Expenses related to the TCB acquisition declined during the third quarter of 2012 as a result of the branch consolidation and core system conversion in July 2012. The FCB branch consolidation and core system conversion occurred in February 2013. Overall, traditional banking expenses not associated with the 2012 acquisitions, increased $3.5 million, or 4% from 2011. The most notable changes in the Traditional Banking's non-interest expenses are discussed in the following paragraphs. See additional discussion regarding the 2012 acquisitions of failed banks under *Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."*

Salaries and benefits increased $6.2 million during 2012 compared to the same period in 2011. The Bank incurred $4.0 million in salaries and benefit expense directly associated with the acquisitions of failed banks; including approximately $2.0 million related to incentive compensation accruals. Approximately $272,000 of this incentive compensation relates to retention bonuses payable to the acquired bank employees to encourage them to remain with the Bank through various dates up through system conversion. Approximately $1.1 million of this incentive compensation was for short-term bonuses for Bank employees related to a successful system conversion, with another $670,000 for Bank associates related to a two-year profitability goal tied to the acquisitions.

Further contributing to the Bank's rise in salaries and benefits was an increase in the Traditional Banking segment's full time equivalent employees ("FTEs"), which rose from 641 at December 31, 2011 to 729 at December 31, 2012. The increase in the Bank's FTEs was the result of retaining employees at the acquired banks and the hiring of additional employees to support the acquired operations and the Bank's long-term growth plans. In addition, the Bank recorded a $2.3 million increase in incentive compensation payouts during 2012 as compared to 2011 as the Bank generally achieved a more favorable performance compared to its budgeted goals in 2012 compared to 2011.

Occupancy and equipment expense increased $1.2 million during 2012 compared to 2011. Substantially all of the fluctuation was attributable to the 2012 acquisitions of failed banks for expense items such as rent, leased and rented equipment and equipment service.

Data processing expense increased $1.1 million during 2012 compared to the same period in 2011, with $912,000 of the increase attributable to the data processing costs and internet banking enhancements for the 2012 acquisitions of failed banks.

FDIC insurance expense decreased $1.1 million during 2012 to $1.2 million. The decrease primarily occurred due to more favorable insurance premium calculations for the Company and its risk profile resulting from the implementation of the Dodd-Frank Act. As a result of the Dodd-Frank Act, the FDIC approved a rule that changed the FDIC insurance assessment base from adjusted domestic deposits to a bank's average consolidated total assets minus average tangible equity, defined as Tier 1 capital. The change was effective for the second quarter of 2011. The decrease in expense resulting from the more favorable premium calculations was partially offset with a $93,000 increase resulting from the 2012 acquisitions of failed banks.

Other real estate owned expense increased $1.2 million during 2012 compared to 2011, with $818,000 of the increase attributable to the 2012 acquisitions of failed banks.

Contributions expense increased $473,000 during 2012 compared to the same period in 2011 primarily due to the first quarter contribution to the Republic Bank Foundation. *See additional discussion below under "Republic Processing Group segment."*

During the first quarter of 2012, the Bank prepaid $81 million in FHLB advances that were originally scheduled to mature between October 2012 and May 2013. These advances had a weighted average cost of 3.56%. The Bank recognized a $2.4 million early termination penalty during the first quarter of 2012 in connection with this prepayment.

Traditional banking other expense increased $1.6 million during 2012 compared to 2011. Approximately $2.0 million of this increase related to the 2012 acquisitions of failed banks, for expenses such as audit and professional fees and legal expenses. Offsetting the increase due to the acquisitions, banking center and ATM service promotional expense decreased by $419,000 during 2012. The decline was the direct result of the Bank's new fee structure for retail checking accounts implemented during 2011. The new fee structure significantly reduced the number of client foreign ATM reimbursements paid by the Bank.

See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."

Republic Processing Group segment

RPG non-interest expenses decreased $8.6 million, or 28%, for 2012 compared to 2011.

Salaries and employee benefits decreased $553,000, or 5%, for 2012 compared to 2011. The 2012 year reflected lower contract labor staffing costs and reduced bonus payouts tied to the achievement of gross operating profit goals.

FDIC insurance expense decreased $1.9 million, or 92% during 2012 related primarily to the new insurance calculation noted in the "*Traditional Banking*" discussion above and to the elimination of a higher assessment rate levied against the Bank for its deposit insurance during 2011 resulting from facts and circumstances specific to the Bank and the TRS division.

Bank Franchise expense related to the RPG segment increased $350,000 during 2012 compared to 2011 primarily due to an increase in capital associated with continued strong earnings and the higher capital base. Bank franchise tax expense represents taxes paid to different state taxing authorities based on capital. The substantial majority of the Company's Bank Franchise tax is paid to the Commonwealth of Kentucky.

Legal expense at the RPG segment was $262,000 for 2012 compared to $2.3 million for 2011. The decrease in legal expense was directly related to the December 2011 resolution of RB&T's on-going regulatory actions with the FDIC as described in the Agreement.

Charitable contribution expense totaled $1.9 million at the TRS division for 2012, as RB&T made a $2.5 million contribution to the Republic Bank Foundation, which was allocated between the Company's business operating segments using a formula based on pre-tax profits for the quarter. Charitable contribution expense totaled $4.9 million at the TRS division for 2011, as RB&T made a $5 million contribution to the Republic Bank Foundation. The Republic Bank Foundation was formed in 2010 to support charitable, educational, scientific and religious organizations throughout communities in Kentucky, Indiana, Ohio, Tennessee and Florida.

During the second quarter of 2011, the FDIC assessed a Civil Money Penalty against RB&T at a $2.0 million level as part of the Amended Notice. The actual penalty paid during the fourth quarter of 2011 in connection with the settlement was $900,000, resulting in a $1.1 million credit to pre-tax income during the fourth quarter of 2011.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1 "Business"*
  - *Republic Processing Group segment*
- *Part I Item 1A "Risk Factors"*
  - *Republic Processing Group*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
  - *"Recent Developments"*
  - *"Overview"*
  - *"Results of Operations"*
  - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Loans and Allowance for Loan Losses"*
  - *Footnote 21 "Segment Information"*

Discussion of 2011 vs. 2010

Total Company non-interest expenses decreased $4.0 million, or 3%, for 2011 compared to 2010. The most significant components comprising the change in non-interest expense were as follows:

Traditional Banking segment

Traditional Banking non-interest expenses decreased $3.6 million, or 4%, for 2011 compared to 2010.

Salaries and employee benefits declined $604,000 during 2011 compared to 2010 due to a decline in incentive compensation accruals, contract labor costs, and a reduction in expenses associated with incentive stock options.

Data processing expense increased $432,000 during 2011 compared to 2010 primarily due to increased internet and mobile banking expenses.

Debit card interchange expense increased $498,000 during 2011 compared to 2010. This increase resulted from the expiration of credits received by the Bank during 2010 as compensation for a billing disagreement with the Bank's third party processor.

Other real estate owned expense increased $527,000 consistent with the increase in foreclosure volume in 2011.

Contributions expense declined $676,000 during 2011 compared to 2010. In 2010, the Company established the Republic Bank Foundation to support charitable, educational, scientific and religious organizations throughout communities in Kentucky, Indiana, Ohio and Florida. Due to the financial success the Company achieved in 2011 and 2010, the Company significantly increased its contributions, making a $5 million contribution in each year to the Republic Bank Foundation. The Company allocated the cost of this contribution to its operating segments using a formula based on pre-tax profits. Since its formation, eligible new contributions, which may have been previously considered for payment by the Bank, have been directed to and paid by the Republic Bank Foundation.

Banking center and ATM service promotional expense declined $360,000 during 2011 consistent with the new fee structure for retail checking accounts announced during the third quarter of 2011. The new fee structure significantly reduced the number of client foreign ATM reimbursements.

During the first quarter of 2010, the Bank prepaid $87 million in FHLB advances that were originally scheduled to mature between April 2010 and January 2011. These advances had a weighted average cost of 3.48%. The Bank incurred $1.5 million in early termination penalties in connection with this transaction but saved approximately $1.6 million in total interest expense on its FHLB advances during 2010 and 2011, netting the Bank a combined overall savings of approximately $91,000 as a result of the transaction with a net $46,000 of that savings occurring during 2010.

Republic Processing Group segment

RPG non-interest expenses decreased $1.7 million, or 5%, for 2011 compared to 2010.

Salaries and employee benefits increased $369,000 during 2011 compared to 2010 due to increased staffing costs offset by a decline in bonus expense.

Marketing expense at the TRS division decreased $7.5 million during 2011 compared to 2010 due to the modification of RB&T's contracts with JH. This contract modification eliminated a large fixed fee for marketing that RB&T was charged as part of the contracts. The elimination of this fee did not impact the overall financial results of operations for RPG, as this decrease was offset by the elimination of certain fees charged by RB&T to its customers, which substantially offset the fixed marketing fee.

Communication and transportation expense and office supplies at RPG increased $579,000 and $169,000, during 2011 compared to 2010 primarily attributable to increased postage, freight and mailing supplies associated with servicing the increase in volume at TRS.

FDIC insurance expense increased $1.5 million during 2011 compared to 2010 related primarily to a higher assessment rate levied against RB&T throughout the year by the FDIC for items specific to the TRS division.

Bank Franchise expense related to the TRS division increased $401,000 compared to 2010, primarily due to an increase in capital associated with higher earnings at TRS.

Legal expense at RPG was $2.3 million for 2011 compared to $378,000 for 2010. The increase in legal expense was directly related to RB&T's on-going regulatory actions with the FDIC.

During the second quarter of 2011, the FDIC assessed a CMP against RB&T at a $2 million level as part of the Amended Notice. The actual penalty paid during the fourth quarter of 2011 in connection with the settlement was $900,000, resulting in a $1.1 million credit to pre-tax income during the fourth quarter.

Charitable contribution expense totaled $4.9 million and $4.7 million at RPG for years ended December 31, 2011 and 2010.

Mortgage Banking segment

Mortgage Banking non-interest expenses increased $1.3 million for 2011 compared to the same period in 2010 primarily due to the change in the allocation of certain shared expenses between segments offset by a reduction in loan origination volume.

FINANCIAL CONDITION

Cash and Cash Equivalents

Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days and federal funds sold. Republic had $138 million in cash and cash equivalents at December 31, 2012 compared to $363 million at December 31, 2011.

During the fourth quarter of 2011, RB&T accumulated cash via FHLB advances totaling $300 million in preparation for the first quarter 2012 tax season. These advances matured during the first quarter of 2012 thereby reducing cash by the amount borrowed. Due to the elimination of the RAL product effective April 30, 2012, RB&T had no funding requirements specific to the first quarter 2013 tax season.

For cash held at the FRB, the Bank earns a yield of 0.25%. For all other cash held within the Bank's branch and ATM networks, the Bank does not earn interest. Due to ongoing contraction within the Bank's net interest margin, management generally maintained a strategy during 2012 to keep minimal amounts of cash on its balance sheet. Management believes it will maintain a similar strategy in 2013, within board approved policy limits, as it continues to combat the ongoing contraction within its net interest margin.

Investment Securities

Table 6 – Investment Securities Portfolio

December 31, *(in thousands)*	**2012**	2011	2010
Securities available for sale (fair value):			
U.S. Treasury securities and U.S. Government agencies	**$ 39,472**	$ 152,674	$ 120,297
Private label mortgage backed security	**5,687**	4,542	5,124
Mortgage backed securities - residential	**197,210**	293,329	158,677
Collateralized mortgage obligations	**195,877**	195,403	225,657
Total securities available for sale	**438,246**	645,948	509,755
Securities to be held to maturity (carrying value):			
U.S. Treasury securities and U.S. Government agencies	**4,388**	4,233	4,191
Mortgage backed securities - residential	**827**	1,376	1,930
Collateralized mortgage obligations	**40,795**	22,465	26,818
Total securities to be held to maturity	**46,010**	28,074	32,939
Total investment securities	**$ 484,256**	$ 674,022	$ 542,694

Securities available for sale primarily consists of U.S. Treasury securities and U.S. Government agency obligations, including agency mortgage backed securities ("MBSs") and agency collateralized mortgage obligations ("CMOs"). The agency MBSs primarily consist of hybrid mortgage investment securities, as well as other adjustable rate mortgage investment securities, underwritten and guaranteed by Ginnie Mae ("GNMA"), Freddie Mac ("FHLMC") and Fannie Mae ("FNMA"). Agency CMOs held in the investment portfolio are substantially all floating rate securities that adjust monthly. The Bank uses a portion of the investment securities portfolio as collateral to Bank clients for securities sold under agreements to repurchase ("repurchase agreements"). The remaining eligible securities that are not pledged to secure client repurchase agreements may be pledged to the Federal Home Loan Bank as collateral for the Bank's borrowing line. Strategies for the investment securities portfolio may be influenced by economic and market conditions, loan demand, deposit mix and liquidity needs.

Securities available for sale decreased $208 million during 2012 to $438 million at December 31, 2012. The decrease in the securities portfolio was due primarily to pay-downs and pay-offs of existing securities. In general, the Bank utilized the excess cash from these securities to fund growth within the loan portfolio.

During the first quarter 2012, RB&T acquired $43 million in available for sale investment securities through the TCB acquisition. All but $4 million of these securities were sold or called during the first quarter of 2012, realizing a pre-tax net gain of $56,000. The Bank sold these securities because management determined that the acquired securities did not fit within the Bank's traditional investment strategies. During the third quarter 2012, RB&T acquired $12 million in available for sale investment securities through the FCB acquisition. All of these securities are guaranteed by agencies of the U.S. Government, and as a result, RB&T does not currently have plans to liquidate them.

See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."

Detail of the fair value of the Bank's mortgage backed investment securities follows:

Table 7 – Mortgage Backed Investment Securities

December 31, *(in thousands)*		**2012**		2011
Private label mortgage backed security	**$**	**5,687**	$	4,542
Mortgage backed securities - residential		**198,100**		294,806
Collateralized mortgage obligations		**236,988**		218,027
Total mortgage backed securities fair value	**$**	**440,775**	$	517,375

For discussion of the Bank's private label mortgage backed and mortgage related securities, see "Critical Accounting Policies and Estimates" in this section of the filing and Footnote 3 "Investment Securities" of Part II Item 8 "Financial Statements and Supplementary Data."

In addition, the Bank holds agency structured notes in the investment portfolio which consist of step up bonds. A step up bond pays an initial coupon rate for the first period, and then a higher coupon rate for the following periods. These investments are predominantly classified as available for sale. The amortized cost and fair value of the structured note investment portfolio follows:

Table 8 – Structured Notes

December 31, *(in thousands)*		**2012**		2011
Amortized cost	**$**	**509**	$	70,232
Fair value		**508**		70,087

The amortized cost/carrying amount, fair value, weighted average yield and weighted average maturity of the investment portfolio at December 31, 2012 follows:

Table 9 – Securities Available for Sale

December 31, 2012 *(dollars in thousands)*	Amortized Cost	Fair Value	Weighted Average Yield	Weighted Average Maturity in Years
U.S. Treasury securities and U.S. Government agencies:				
Due in one year or less	$ 1,006	$ 1,007	0.06%	0.33
Due from one year to five years	35,378	35,920	1.85%	3.19
Due from five years to ten years	2,547	2,545	0.79%	6.64
Total U.S. Treasury securities and U.S. Government agencies	38,931	39,472	1.74%	3.34
Private label mortgage backed security	5,684	5,687	5.78%	4.34
Total mortgage backed securities - residential	190,569	197,210	2.44%	4.46
Total collateralized mortgage obligations	194,427	195,877	1.23%	2.99
Total securities available for sale	$ 429,611	$ 438,246	1.87%	3.69

Table 10 – Securities to be Held to Maturity

December 31, 2012 *(dollars in thousands)*	Carrying Value	Fair Value	Weighted Average Yield	Weighted Average Maturity in Years
U.S. Treasury securities and U.S. Government agencies:				
Due in one year or less	$ 2,004	$ 2,011	4.11%	0.04
Due from one year to five years	2,384	2,404	0.68%	2.82
Total U.S. Treasury securities and U.S. Government agencies:	4,388	4,415	2.25%	1.55
Total mortgage backed securities - residential	827	890	5.52%	3.12
Total collateralized mortgage obligations	40,795	41,111	1.08%	4.43
Total securities to be held to maturity	$ 46,010	$ 46,416	1.23%	4.13

Loan Portfolio

Net loans, primarily consisting of secured real estate loans, increased by $365 million, or 16% during 2012 to $2.6 billion at December 31, 2012. Approximately $139 million of this growth was the direct result of the 2012 acquisitions of failed banks. *See additional discussion regarding the TCB and FCB acquisitions under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."*

Within specific loan categories, residential real estate loans increased $163 million during 2012 to $1.1 billion at December 31, 2012. Approximately $45 million of the residential real estate increase was from the 2012 Acquisitions of failed banks with the remaining increase primarily concentrated within the Bank's Home Equity Amortizing Loan ("HEAL") product. The HEAL product is a first or junior-lien mortgage product with amortization periods of 20 years or less. Features of the HEAL include $199 fixed closing costs; no requirement for the client to escrow insurance and property taxes; and as with the Bank's traditional ARM products, no requirement for private mortgage insurance. In addition, the Bank does not require mortgagee title insurance for HEALs originated under $150,000. The overall features of the HEAL have made it an attractive alternative to long-term fixed rate secondary market products. As of December 31, 2012, the Bank had $229 million of HEALs outstanding compared to $58 million outstanding at December 31, 2011.

In June 2011, the Bank began offering warehouse lines of credit and had $41 million outstanding at December 31, 2011. Through these credit lines, the Bank provides short-term, revolving credit facilities to mortgage bankers across the nation. These credit facilities are secured by single family, first lien residential real estate loans. The credit facility enables mortgage banking customers to close single family, first lien residential real estate loans in their own name and temporarily fund their inventory of these closed loans until the loans are sold to investors approved by the Bank. These individual loans are expected to remain on the warehouse line for an average of 15 to 30 days. Interest income and loan fees are accrued for each individual loan during the time the loan remains on the warehouse line and are collected when the loan is sold to the secondary market investor. The Bank receives the sale proceeds of each loan directly from the investor and applies the funds to pay off the warehouse advance and related accrued interest and fees. The remaining proceeds are credited to the mortgage banking customer. As of December 31, 2012, the Bank had $217 million of outstanding loans from total credit lines of $331 million.

RB&T's warehouse lending business is significantly influenced by the volume and composition of residential mortgage purchase and refinance transactions among the Bank's mortgage banking clients. During 2012 the Bank's warehouse lending volume consisted of 47% purchase transactions, in which the mortgage company's borrower was purchasing a new residence, and 53% refinance transactions, in which the mortgage company's client was refinancing an existing mortgage loan. Purchase volume is driven by a number of factors, including but not limited to, the overall economy, the housing market, and long-term residential mortgage interest rates; while refinance volume is primarily driven by long-term residential mortgage interest rates. RB&T's warehouse lending business has benefited from the past two years of low or declining long-term residential mortgage rates which have incentivized a high volume of borrowers to refinance their mortgages. Increases in long-term residential mortgage interest rates will likely decrease refinances; and, without an equivalent increase in purchases and/or growth in RB&T's warehouse client base, would have an adverse impact on the Bank's net interest income.

The table below illustrates Republic's loan portfolio composition for the past five years:

Table 11A – Loan Portfolio Composition

December 31, *(in thousands)*	**2012**	2011	2010	2009	2008
Residential real estate:					
Owner occupied	**$ 1,148,354**	$ 985,735	$ 918,407	$ 976,348	$ 960,635
Non owner occupied	**74,539**	99,161	126,404	120,963	134,905
Commercial real estate	**698,611**	639,966	640,872	641,451	653,048
Commercial real estate - purchased whole loans	**33,531**	32,741	-	-	-
Real estate construction	**80,093**	67,406	68,701	83,090	99,395
Commercial	**130,768**	119,117	108,720	104,274	111,604
Warehouse lines of credit	**216,576**	41,496	-	-	-
Home equity	**241,853**	280,235	289,945	318,449	313,418
Consumer:					
Credit cards	**8,716**	8,580	8,213	8,052	6,671
Overdrafts	**955**	950	901	2,006	2,796
Other consumer	**16,201**	9,908	13,077	13,599	21,385
Total gross loans	**$ 2,650,197**	$ 2,285,295	$ 2,175,240	$ 2,268,232	$ 2,303,857

Acquisitions of Failed Banks:

The contractual amount of the loans purchased in the TCB transaction decreased from $79 million as of the acquisition date to $42 million as of December 31, 2012. The carrying value of the loans purchased in the TCB transaction was $57 million as of the acquisition date compared to $31 million as of December 31, 2012.

The contractual amount of the loans purchased in the FCB transaction decreased from $172 million as of the acquisition date to $139 million as of December 31, 2012. The carrying value of the loans purchased in the FCB transaction was $128 million as of the acquisition date compared to $108 million as of December 31, 2012.

The composition of TCB and FCB loans outstanding at December 31, 2012 follows:

Table 11B – Loan Portfolio Composition

December 31, 2012 *(in thousands)*	Tennessee Commerce Bank	First Commercial Bank	Total Acquired Banks
Residential real estate	$ 12,270	$ 32,459	$ 44,729
Commercial real estate	8,015	61,758	69,773
Real estate construction	4,235	3,301	7,536
Commercial	1,284	9,405	10,689
Home equity	4,183	385	4,568
Consumer:			-
Credit cards	321	-	321
Overdrafts	1	11	12
Other consumer	655	333	988
Total gross loans	$ 30,964	$ 107,652	$ 138,616

The table below illustrates the Bank's maturities and repricing frequency, including estimated prepayments for the loan portfolio:

Table 12 – Selected Loan Distribution

December 31, 2012 *(in thousands)*	Total	One Year Or Less	Over One Through Five Years	Over Five Years
Fixed rate loan maturities:				
Residential real estate:	$ 652,465	$ 203,032	$ 322,019	$ 127,414
Commercial real estate	341,680	140,061	167,285	34,334
Real estate construction	19,582	9,577	7,448	2,557
Commercial	87,298	47,572	25,987	13,739
Warehouse lines of credit	-	-	-	-
Home equity	2,625	2,514	111	-
Consumer:				
Credit cards	-	-	-	-
Overdrafts	955	955	-	-
Other consumer	12,549	5,410	3,592	3,547
Total fixed rate loans	$ 1,117,154	$ 409,121	$ 526,442	$ 181,591
Variable rate loan maturities:				
Residential real estate:	$ 570,428	$ 234,616	$ 276,576	$ 59,236
Commercial real estate	390,462	320,437	55,449	14,576
Real estate construction	60,511	48,449	4,477	7,585
Commercial	43,470	33,287	9,260	923
Warehouse lines of credit	216,576	216,576	-	-
Home equity	239,228	238,191	-	1,037
Consumer:				
Credit cards	8,716	8,716	-	-
Overdrafts	-	-	-	-
Other consumer	3,652	3,652	-	-
Total variable rate loans	$ 1,533,043	$ 1,103,924	$ 345,762	$ 83,357
Total:				
Residential real estate:	$ 1,222,893	$ 437,648	$ 598,595	$ 186,650
Commercial real estate	732,142	460,498	222,734	48,910
Real estate construction	80,093	58,026	11,925	10,142
Commercial	130,768	80,859	35,247	14,662
Warehouse lines of credit	216,576	216,576	-	-
Home equity	241,853	240,705	111	1,037
Consumer:				
Credit cards	8,716	8,716	-	-
Overdrafts	955	955	-	-
Other consumer	16,201	9,062	3,592	3,547
Total loans	$ 2,650,197	$ 1,513,045	$ 872,204	$ 264,948

Allowance for Loan Losses and Provision for Loan Losses

The Bank maintains an allowance for probable incurred credit losses inherent in the Bank's loan portfolio, which includes overdrawn deposit accounts. Management evaluates the adequacy of the allowance for the loan losses on a monthly basis and presents and discusses the analysis with the Audit Committee and the Board of Directors on a quarterly basis.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current qualitative factors. For the impact on the allowance for loan losses of loans acquired in the acquisitions of failed banks, see additional discussion under *"Acquisitions of Failed Banks"* in this section of the filing.

The specific component of the allowance for loan losses is made for loans individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that meet the following classifications are considered impaired:

- All loans internally classified as "Substandard," "Doubtful" or "Loss;"
- All loans on non-accrual status;
- All retail and commercial troubled debt restructurings ("TDRs"). TDRs are loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties;
- ASC Topic 310-30 purchased credit impaired loans whereby current projected cash flows have deteriorated since acquisition, or cash flows cannot be reasonably estimated in terms of timing and amounts; and
- Any other situation where the collection of total amount due for a loan is improbable or otherwise meets the definition of impaired.

The Bank maintains a list of classified commercial, commercial real estate loans and large single family residential and home equity loans. The Bank reviews and monitors these classified loans on a regular basis. Generally, assets are designated as classified loans to ensure more frequent monitoring. Classified loans are reviewed to ensure proper earning status and management strategy. If it is determined that there is serious doubt as to performance in accordance with original terms of the contract, then the loan is generally downgraded and often placed on non-accrual status.

Loans, including impaired loans, but excluding consumer loans, are typically placed on non-accrual status when the loans become past due 80 days or more as to principal or interest, unless the loans are adequately secured and in the process of collection. Past due status is based on how recently payments have been received. When loans are placed on non-accrual status, all unpaid interest is reversed from interest income and accrued interest receivable. These loans remain on non-accrual status until the borrower demonstrates the ability to become and remain current or the loan or a portion of the loan is deemed uncollectible and is charged off. Consumer loans are reviewed periodically and generally charged off when the loans reach 120 days past due or at any earlier point the loan is deemed uncollectible.

Impairment is measured on a loan by loan basis by evaluating either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In addition to obtaining appraisals at the time of loan origination, the Bank updates appraisals for collateral dependent loans with potential impairment. Updated appraisals for collateral-dependent commercial related loans exhibiting an increased risk of loss are obtained within one year of the last appraisal. Collateral values for past due residential mortgage loans and home equity loans are generally updated prior to a loan becoming 90 days delinquent, but no more than 180 days past due. When determining the allowance amount, to the extent updated collateral values cannot be obtained due to the lack of recent comparable sales or for other reasons, the loan review department discounts the valuation of the collateral primarily based on the age of the appraisal and the real estate market conditions of the location of the underlying collateral.

The general component of the allowance for loan losses covers loans collectively evaluated for impairment and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by loan performance and class and is based on the actual loss history experienced by the Bank. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are included in the general component unless classified as TDRs.

For "Pass" rated or nonrated loans, management evaluates the loan portfolio by reviewing the historical loss rate for each respective loan class. Management evaluates the following historical loss rate scenarios:

- Rolling four quarter
- Rolling eight quarter average
- Rolling twelve quarter average
- Rolling sixteen quarter average
- Current year to date historical loss factor (average)
- Prior annual three year historical loss factors
- Peer group data

Currently, management has assigned a greater emphasis to the higher of the rolling eight quarter and rolling twelve quarter averages when determining its historical loss factors for its "Pass" rated and nonrated loans.

Historical loss rates for non-performing loans, which are not individually evaluated for impairment, are analyzed using loss migration analysis by loan class of prior year loss results.

Loan classes are evaluated utilizing subjective factors in addition to the historical loss calculations to determine a loss allocation for each of those classes. Management assigns risk multiples to certain classes to account for qualitative factors such as:

- Changes in nature, volume and seasoning of the loan portfolio;
- Changes in experience, ability, and depth of lending management and other relevant staff;
- Changes in the quality of the Bank's loan review system;
- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses;
- Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
- Changes in the value of underlying collateral for collateral-dependent loans;
- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments;
- The existence and effect of any concentrations of credit, and changes in the level of such concentrations; and
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution's existing portfolio.

As this analysis, or any similar analysis, is an imprecise measure of loss, the allowance is subject to ongoing adjustments. Therefore, management will often take into account other significant factors that may be necessary or prudent in order to reflect probable incurred losses in the total loan portfolio.

The Bank's allowance for loan losses decreased $334,000 during 2012 to $24 million at December 31, 2012. As a percent of total loans, the traditional banking allowance for loan losses decreased to 0.90% at December 31, 2012 compared to 1.05% at December 31, 2011.

Notable fluctuations in the allowance for loan losses were as follows:

- The Bank decreased its "Substandard" rated loan loss allowance by a net $1.7 million during 2012, as charge-offs within the Bank's substandard loan category totaled $6.2 million during that time period. A significant portion of these charge-offs were for loans substantially reserved for in prior years. The charge-offs were offset by approximately $4.5 million in additional net allocations recorded for Substandard loans during 2012.

- The Bank increased its "Special Mention/Watch" rated loan loss allowance by a net $2.1 million during 2012. Approximately $107,000 of the net increase was due primarily to an updated loss migration analysis in combination with an increase in this portfolio balance. The Bank recorded an additional $2.0 million in provision for loan losses in 2012 associated with residential mortgage TDRs, as the Company successfully refinanced retail borrowers displaying weaknesses in their ability to make payments under their previous contractual loan terms. The provision was primarily calculated utilizing discounted cash flow analyses.

- Primarily as a result of a decline in balances associated with the Bank's 90-day delinquent and/or non-accrual retail and small dollar commercial relationships not specifically evaluated as part of the Bank's large-dollar commercial classified asset review process, the Bank decreased its loan loss allowance by a net $1.0 million during 2012.

- The Bank increased its overall allowance for its "Pass" rated credits by a net $236,000 during 2012 attributable primarily to loan portfolio growth and an increase the Bank's average historical loss rates during the period.

Table 13 – Summary of Loan Loss Experience

Year Ended December 31, *(dollars in thousands)*	**2012**	2011	2010	2009	2008
Allowance for loan losses at beginning of year	**$ 24,063**	$ 23,079	$ 22,879	$ 14,832	$ 12,735
Charge offs:					
Residential real estate	**(3,648)**	(2,760)	(3,012)	(2,439)	(1,356)
Commercial real estate	**(1,033)**	(1,125)	(4,846)	(956)	(257)
Commercial real estate - purchased whole loans	**-**	-	-	-	-
Real estate construction	**(1,922)**	(845)	(1,261)	(1,196)	(2,970)
Commercial	**(176)**	(100)	(207)	(372)	(98)
Warehouse lines of credit	**-**	-	-	-	-
Home equity	**(2,252)**	(1,279)	(1,811)	(1,915)	(507)
Consumer:					
Credit cards	**(123)**	(241)	(158)	(389)	(153)
Overdrafts	**(468)**	(678)	(848)	(832)	(1,250)
Other consumer	**(266)**	(281)	(362)	(563)	(349)
Refund anticipation loans	**(11,097)**	(15,484)	(14,584)	(31,180)	(9,206)
Total charge offs	**(20,985)**	(22,793)	(27,089)	(39,842)	(16,146)
Recoveries:					
Residential real estate	**393**	245	70	84	153
Commercial real estate	**90**	301	48	120	215
Commercial real estate - purchased whole loans	**-**	-	-	-	-
Real estate construction	**104**	237	248	102	-
Commercial	**25**	128	49	16	34
Warehouse lines of credit	**-**	-	-	-	-
Home equity	**92**	159	23	23	48
Consumer:					
Credit cards	**36**	32	19	16	27
Overdrafts	**422**	506	385	257	250
Other consumer	**225**	279	292	206	155
Refund anticipation loans	**4,221**	3,924	6,441	13,090	1,156
Total recoveries	**5,608**	5,811	7,575	13,914	2,038
Net loan charge offs	**(15,377)**	(16,982)	(19,514)	(25,928)	(14,108)
Provision for loan losses - Traditional Banking	**8,167**	6,406	11,571	15,885	8,154
Provision for loan losses - Refund anticipation loans	**6,876**	11,560	8,143	18,090	8,051
Total provision for loan losses	**15,043**	17,966	19,714	33,975	16,205
Allowance for loan losses at end of year	**$ 23,729**	$ 24,063	$ 23,079	$ 22,879	$ 14,832
Credit Quality Ratios - Total Company:					
Allowance for loan losses to total loans	**0.90%**	1.05%	1.06%	1.01%	0.64%
Allowance for loan losses to non-performing loans	**109%**	103%	82%	53%	110%
Net loan charge offs to average loans	**0.61%**	0.76%	0.83%	1.09%	0.60%
Credit Quality Ratios - Traditional Banking:					
Allowance for loan losses to total loans	**0.90%**	1.05%	1.06%	1.01%	0.64%
Allowance for loan losses to non-performing loans	**109%**	103%	82%	53%	110%
Net loan charge offs to average loans	**0.34%**	0.24%	0.51%	0.34%	0.26%
Credit Quality Ratios - Acquired Banks:					
Allowance for loan losses to total loans	**0.15%**	NA	NA	NA	NA
Allowance for loan losses to non-performing loans	**7%**	NA	NA	NA	NA
Net loan charge offs to average loans	**0.00%**	NA	NA	NA	NA

NA - not applicable

The table below sets forth management's allocation of the allowance for loan losses by loan type. The allowance allocation is based on management's assessment of economic conditions, historical loss experience, loan volume, past due and non-accrual loans and various other factors. Since these factors and management's assumptions are subject to change, the allocation is not necessarily indicative of future loan portfolio performance or future allowance allocation.

Table 14 – Management's Allocation of the Allowance for Loan Losses

	2012		2011		2010		2009		2008	
December 31, *(dollars in thousands)*	**Allowance**	**Percent of Loans to Total Loans**	Allowance	Percent of Loans to Total Loans	Allowance	Percent of Loans to Total Loans	Allowance	Percent of Loans to Total Loans	Allowance	Percent of Loans to Total Loans
Residential real estate	**$ 8,055**	**47%**	$ 6,354	48%	$ 5,281	49%	$ 4,936	48%	$ 2,562	48%
Commercial real estate	**8,843**	**26%**	7,724	28%	7,214	29%	9,180	28%	6,554	28%
Commercial real estate - purchased whole loans	**34**	**1%**	-	1%	NA	NA	NA	NA	NA	NA
Real estate construction	**2,769**	**3%**	3,042	3%	2,612	3%	2,434	4%	1,508	4%
Commercial	**580**	**5%**	1,025	5%	1,347	5%	1,473	5%	1,086	5%
Warehouse lines of credit	**541**	**8%**	104	2%	NA	NA	NA	NA	NA	NA
Home equity	**2,348**	**9%**	2,984	12%	3,581	13%	1,823	14%	678	14%
Consumer:										
Credit cards	**210**	**0%**	503	0%	492	0%	438	0%	209	0%
Overdrafts	**198**	**0%**	135	0%	126	0%	179	0%	153	0%
Other consumer	**151**	**1%**	227	1%	461	1%	451	1%	117	1%
Unallocated	**-**	**-**	1,965	-	1,965	-	1,965	-	1,965	-
Total	**$ 23,729**	**100%**	$ 24,063	100%	$ 23,079	100%	$ 22,879	100%	$ 14,832	100%

NA - Not Applicable

Prior to January 1, 2012, the Bank's allowance for loan losses calculation was supported with qualitative factors which included a nominal "unallocated" component totaling $2.0 million as of December 31, 2011. The Bank believes that historically the "unallocated" allowance properly reflected estimated credit losses determined in accordance with GAAP. The unallocated allowance was primarily related to RB&T's loan portfolio, which is highly concentrated in the Kentucky and Southern Indiana real estate markets. These markets have remained relatively stable during the current economic downturn, as compared to other parts of the U.S. With the Bank's recent expansion into the metropolitan Nashville, Tennessee and metropolitan Minneapolis, Minnesota markets, its plans to pursue future acquisitions into potentially new markets through Federal Deposit Insurance Corporation ("FDIC")-assisted transactions, and its offering of new loan products, such as mortgage warehouse lines of credit, the Bank elected to revise its methodology to provide a more detailed calculation when estimating the impact of qualitative factors over the Bank's various loan categories.

In executing this methodology change on January 1, 2012, the Bank allocated its "unallocated" allowance by adjusting its qualitative factors for its groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and are generally not included in the scope of ASC Topic 310-10-35 *Accounting by Creditors for Impairment of a Loan*. These portfolios are typically not graded and not subject to annual review.

This methodology change did not have a material impact on the Bank's provision for loan losses for the year ended December 31, 2012. Management believes, based on information presently available, that it has adequately provided for loan losses at December 31, 2012 and December 31, 2011. *For additional discussion regarding Republic's methodology for determining the adequacy of the allowance for loan losses, see the section titled "Critical Accounting Policies and Estimates" in this section of the filing.*

The composition of loans classified within the allowance for loan losses follows:

Table 16 – Classified Assets

December 31, *(in thousands)*	**2012**	2011	2010	2009	2008
Loss	**$ -**	$ -	$ -	$ -	$ -
Doubtful	**-**	-	-	-	-
Substandard	**36,304**	43,088	38,245	46,335	17,128
Watch/Special mention	**48,458**	35,455	54,254	57,036	43,614
Purchased Credit Impaired Group 1	**87,033**	-	-	-	-
Purchased Credit Impaired Group 2	**1,160**	-	-	-	-
Total classified assets	**$ 172,955**	$ 78,543	$ 92,499	$ 103,371	$ 60,742

Purchased loans accounted for under ASC Topic 310-20 are accounted for as are any other Bank-originated loan, potentially becoming nonaccrual or impaired, as well as being risk rated under the Bank's standard practices and procedures. In addition, purchased loans accounted for under ASC Topic 310-20, are considered in the determination of the required allowance for loan and lease losses.

Related to purchased credit impaired loans accounted for under ASC Topic 310-30, management separately monitors this portfolio and on a quarterly basis reviews the loans contained within this portfolio against the factors and assumptions used in determining the day-one fair values. In addition to its quarterly evaluation, a loan is typically reviewed when it is modified or extended, or when material information becomes available to the Bank that provides additional insight regarding the loan's performance, the status of the borrower, or the quality or value of the underlying collateral.

To the extent that a purchased credit impaired loan is performing in accordance with management's performance expectation established in conjunction with the determination of the day-one fair values, such loan is classified in the Purchased Credit Impaired Loans Group 1 ("PCI-1") category within the Bank's classified loans, which is the equivalent of a "Watch/Special Mention" classification for the Bank's originated loans. Any improvement in the expected performance of a PCI-1 loan would result in an adjustment to accretable yield, which would have a positive impact on interest income.

PCI-1 loans may include loans that qualify as TDRs, and therefore are considered impaired under the applicable TDR accounting standards. These TDRs within the PCI-1 category, however, will not be downgraded to Purchased Credit Impaired Group 2 ("PCI-2") loans and will not require an additional provision for loan losses if their restructured cash flows are within management's initial expectations when the loans were booked at fair value as of the date of acquisition. At December 31, 2012, there were approximately $3.2 million in purchased credit impaired loans past due 90 days or more and still on accrual status. Not all of these loans were classified as PCI-2, as their performance levels were within management's day-one cash flow expectations.

To the extent that a PCI-1 loan's performance deteriorates from management's expectation established in conjunction with the determination of the day-one fair values, such a loan would be classified a PCI-2 loan. PCI-2 loans would generally be considered impaired and could require loan loss provisions. Any improvement in the expected performance of a PCI-2 loan would result in a reversal of the provision for loan losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."

Asset Quality

Non-performing Loans

Non-performing loans include loans on non-accrual status and loans 90 days or more past due and still accruing. Impaired loans that are not placed on non-accrual status are not included in non-performing loans. The non-performing loan category includes impaired loans totaling approximately $18 million at December 31, 2012, with approximately $10 million of these loans also reported as TDRs.

Non-performing loans to total loans decreased to 0.82% at December 31, 2012, from 1.02% at December 31, 2011, as the total balance of non-performing loans decreased by nearly $2 million for the same period.

The following table details the Bank's non-performing loans and non-performing assets and select credit quality ratios:

Table 16 – Non-performing Loans and Non-performing Assets

December 31, *(dollars in thousands)*	**2012**	2011	2010	2009	2008
Loans on non-accrual status (1)	**$ 18,506**	$ 23,306	$ 28,317	$ 43,136	$ 11,324
Loans past due 90 days or more and still on accrual (2)	**3,173**	-	-	8	2,133
Total non-performing loans	**21,679**	23,306	28,317	43,144	13,457
Other real estate owned	**26,203**	10,956	11,969	4,772	5,737
Total non-performing assets	**$ 47,882**	$ 34,262	$ 40,286	$ 47,916	$ 19,194
Credit Quality Ratios - Total Company					
Non-performing loans to total loans	**0.82%**	1.02%	1.30%	1.90%	0.58%
Non-performing assets to total loans (including OREO)	**1.79%**	1.49%	1.84%	2.11%	0.83%
Non-performing assets to total assets	**1.41%**	1.00%	1.11%	1.22%	0.49%
Credit Quality Ratios - Traditional Banking					
Non-performing loans to total loans	**0.82%**	1.02%	1.30%	1.90%	0.58%
Non-performing assets to total loans (including OREO)	**1.79%**	1.49%	1.84%	2.11%	0.83%
Non-performing assets to total assets	**1.41%**	1.10%	1.32%	1.60%	0.69%
Credit Quality Ratios - Acquired Banks					
Non-performing loans to total loans	**2.29%**	NA	NA	NA	NA
Non-performing assets to total loans (including OREO)	**11.54%**	NA	NA	NA	NA
Non-performing assets to total assets	**8.73%**	NA	NA	NA	NA

(1) Loans on non-accrual status include impaired loans. See Footnote 4 "Loans and Allowance for Loan Losses" of Part II Item 8 "Financial Statements and Supplementary Data" for additional discussion regarding impaired loans.

(2) Purchased credit impairment loans which are 90 days or more and still on accrual are considered performing within day-one expectations and classified as PCI-1.

Approximately $11 million, or 49%, of the Bank's total non-performing loans at December 31, 2012 are in the residential real estate category with the underlying collateral predominantly located in the Bank's primary market area of Kentucky. The Bank does not consider any of these loans to be "sub-prime."

Approximately $7 million, or 33%, of the Bank's total non-performing loans are in the commercial real estate and real estate construction loan portfolios as of December 31, 2012. These loans are secured primarily by commercial properties. In addition to the primary collateral, the Bank also obtained in many cases, at the time of origination, personal guarantees from the principal borrowers and secured liens on the guarantors' primary residences.

The composition of the Bank's non-performing loans follows:

Table 17 – Non-performing Loan Composition

December 31, *(in thousands)*	**2012**	2011	2010	2009	2008
Residential real estate	**$ 11,404**	$ 13,748	$ 15,236	$ 14,832	$ 7,147
Commercial real estate	**4,468**	3,032	6,265	16,850	2,665
Commercial real estate - purchased whole loans	**-**	-	-	-	-
Real estate construction	**2,308**	2,521	3,682	9,500	2,749
Commercial	**1,534**	373	323	647	243
Warehouse lines of credit	**-**	-	NA	NA	NA
Home equity	**1,868**	3,603	2,734	1,244	567
Consumer:					
Credit cards	**-**	-	-	-	-
Overdrafts	**-**	-	-	-	-
Other consumer	**97**	29	77	71	86
Total non-performing loans	**$ 21,679**	$ 23,306	$ 28,317	$ 43,144	$ 13,457

Table 18 – Non-performing Loans to Total Loans by Loan Type

December 31,	**2012**	2011	2010	2009	2008
Residential real estate	**0.93%**	1.27%	1.46%	1.35%	0.65%
Commercial real estate	**0.64%**	0.47%	0.98%	2.63%	0.41%
Commercial real estate - purchased whole loans	**0.00%**	0.00%	0.00%	0.00%	0.00%
Real estate construction	**2.88%**	3.74%	5.36%	11.43%	2.77%
Commercial	**1.17%**	0.31%	0.30%	0.62%	0.22%
Warehouse lines of credit	**0.00%**	0.00%	NA	NA	NA
Home equity	**0.77%**	1.29%	0.94%	0.39%	0.18%
Consumer:					
Credit cards	**0.00%**	0.00%	0.00%	0.00%	0.00%
Overdrafts	**0.00%**	0.00%	0.00%	0.00%	0.00%
Other consumer	**0.60%**	0.29%	0.59%	0.52%	0.41%
Total non-performing loans to total loans	**0.82%**	1.02%	1.30%	1.90%	0.58%

Approximately $15 million in non-performing loans at December 31, 2011, were removed from the non-performing loan classification during 2012. Approximately $2 million, or 16%, of these loans were removed from the non-performing category because they were charged-off. Approximately $6 million, or 38%, in loan balances were transferred to other real estate owned ("OREO") with $4 million, or 24%, refinanced at other financial institutions. The remaining $3 million, or 22%, was returned to accrual status for performance reasons, such as six consecutive months of performance.

Interest income that would have been recorded if non-accrual loans were on a current basis in accordance with their original terms was $805,000, $1.1 million and $1.3 million in 2012, 2011 and 2010.

Based on the Bank's review of the large individual non-performing commercial credits, as well as its migration analysis for its residential real estate and home equity non-performing portfolio, management believes that its reserves as of December 31, 2012, are adequate to absorb probable losses on all non-performing loans.

The following tables detail the activity of the Bank's non-performing loans:

Table 19 – Rollforward of Non-performing Loan Activity

December 31, *(in thousands)*	**2012**	2011	2010
Non-performing loans at beginning of year	**$ 23,306**	$ 28,317	$ 43,144
Core bank loans added to non-performing status	**11,454**	13,490	18,524
Acquired bank loans added to non-performing status	**3,173**	-	-
Loans removed from non-performing status *(see table below)*	**(15,391)**	(16,699)	(31,751)
Principal paydowns	**(863)**	(1,802)	(1,600)
Non-performing loans at end of year	**$ 21,679**	$ 23,306	$ 28,317

Table 20 – Detail of Loans Removed from Non-Performing Status

Year Ended December 31, *(in thousands)*	**2012**	2011	2010
Loans charged off	**$ (2,421)**	$ (2,220)	$ (5,891)
Loans transferred to OREO	**(5,871)**	(7,070)	(14,738)
Loans refinanced at other institutions	**(3,664)**	(5,677)	(5,118)
Loans returned to accrual status	**(3,435)**	(1,732)	(6,004)
Total non-performing loans removed from non-performing status	**$ (15,391)**	$ (16,699)	$ (31,751)

Delinquent Loans

Delinquent loans to total loans decreased to 0.79% at December 31, 2012, from 1.07% at December 31, 2011, as the total balance of delinquent loans decreased by nearly $4 million for the same period. All core bank loans, with the exception of purchased credit impaired loans, greater than 90 days past due or more as of December 31, 2012 and December 31, 2011 were on non-accrual status.

The composition of the Bank's delinquent loans follows:

Table 21 – Delinquent Loan Composition

December 31, *(in thousands)*	**2012**	2011	2010	2009	2008
Residential real estate	**$ 11,799**	$ 14,299	$ 16,031	$ 22,601	$ 11,663
Commercial real estate	**2,640**	5,126	5,700	14,111	4,507
Commercial real estate - purchased whole loans	**-**	-	-	-	-
Real estate construction	**2,124**	541	2,322	4,111	5,190
Commercial	**2,262**	105	67	434	504
Warehouse lines of credit	**-**	-	-	-	-
Home equity	**1,654**	4,041	2,444	3,142	2,296
Consumer:					
Credit cards	**65**	53	61	54	95
Overdrafts	**168**	129	158	155	130
Other consumer	**132**	139	144	246	380
Total past due loans	**$ 20,844**	$ 24,433	$ 26,927	$ 44,854	$ 24,765

Table 22 – Delinquent Loans to Total Loans by Loan Type *(1)*

December 31,	**2012**	2011	2010	2009	2008
Residential real estate	**0.96%**	1.32%	1.53%	2.06%	1.06%
Commercial real estate	**0.38%**	0.80%	0.89%	2.20%	0.69%
Commercial real estate - purchased whole loans	**0.00%**	0.00%	0.00%	0.00%	0.00%
Real estate construction	**2.65%**	0.80%	3.38%	4.95%	5.22%
Commercial	**1.73%**	0.09%	0.06%	0.42%	0.45%
Warehouse lines of credit	**0.00%**	0.00%	NA	NA	NA
Home equity	**0.68%**	1.44%	0.84%	0.99%	0.73%
Consumer:					
Credit cards	**0.75%**	0.62%	0.74%	0.67%	1.42%
Overdrafts	**17.59%**	13.58%	17.54%	7.73%	4.65%
Other consumer	**0.81%**	1.40%	1.10%	1.81%	1.78%
Total past due loans to total loans	**0.79%**	1.07%	1.24%	1.98%	1.07%

(1) – Represents total loans over 30 days past due divided by total loans.

As detailed in the tables above, past due loans within the residential real estate, commercial real estate and home equity categories improved significantly, or $7 million, from December 31, 2011 to December 31, 2012, while real estate construction and commercial delinquencies increased $4 million for the same period.

Approximately $21 million in delinquent loans at December 31, 2011, were removed from delinquent status as of December 31, 2012. Approximately $2 million, or 10%, of these loans were removed from the delinquent category because they were charged-off. Approximately $6 million, or 30%, in loan balances were transferred to OREO with $8 million, or 37%, refinanced at other financial institutions. The remaining $5 million, or 23%, in delinquent loans paid current in 2012.

The Bank had $139 million in loans outstanding related to the 2012 acquisitions of failed banks at December 31, 2012, with approximately $6 million of the purchased loans (accounted for under both ASC Topic 310-20 and ASC Topic 310-30) past due 30 or more days. See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 *"Acquisitions of Failed Banks"* of Part II Item 8 "Financial Statements and Supplementary Data."

The following tables reflect activity of the Bank's delinquent loans:

Table 23 – Rollforward of Delinquent Loan Activity

December 31, *(in thousands)*	2012
Delinquent loans at beginning of year	$ 24,433
Traditional bank loans that became delinquent	11,592
Acquired bank loans that became delinquent	5,967
Net change in delinquent credit cards and demand deposit accounts	45
Delinquent loans removed from delinquent status *(see table below)*	(20,965)
Principal paydowns of loans delinquent in both periods	(228)
Delinquent loans at end of year	$ 20,844

Table 24 – Detail of Delinquent Loans Removed From Delinquent Status

Year Ended December 31, *(in thousands)*	2012
Loans charged off	$ (2,120)
Loans transferred to OREO	(6,358)
Loans refinanced at other institutions	(7,741)
Loans paid current	(4,746)
Total delinquent loans removed from delinquent status	$ (20,965)

Impaired Loans and Troubled Debt Restructurings

The Bank defines impaired loans as follows:

- All loans internally classified as "Substandard," "Doubtful" or "Loss;"
- All loans on non-accrual status;
- All retail and commercial troubled debt restructurings ("TDRs"). TDRs are loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties;
- ASC Topic 310-30 purchased credit impaired loans whereby current projected cash flows have deteriorated since acquisition, or cash flows cannot be reasonably estimated in terms of timing and amounts; and
- Any other situation where the collection of total amount due for a loan is improbable or otherwise meets the definition of impaired.

The Bank's policy is to charge off all or that portion of its investment in an impaired loan upon a determination that it is probable the full amount will not be collected. Impaired loans totaled $106 million at December 31, 2012 compared to $77 million at December 31, 2011. Impaired loans from acquisitions of failed banks totaled $18 at December 31, 2012.

A TDR is the situation where, due to a borrower's financial difficulties, the Bank grants a concession to the borrower that the Bank would not otherwise have considered. The majority of the Bank's TDRs involve a restructuring of loan terms such as a temporary reduction in the payment amount to require only interest and escrow (if required) and/or extending the maturity date of the loan. Non-accrual loans modified as TDRs remain on non-accrual status and continue to be reported as non-performing loans. Accruing loans modified as TDRs are evaluated for non-accrual status based on a current evaluation of the borrower's financial condition, and ability and willingness to service the modified debt. As of December 31, 2012, the Bank had $93 million in TDRs, of which $10 million were also on non-accrual status. As of December 31, 2011, the Bank had $67 million in TDRs, of which $6 million were also on non-accrual status.

The composition of the Bank's impaired loans follows:

Table 25 – Impaired Loan Composition

December 31, *(in thousands)*	**2012**	2011
Troubled debt restructurings	**$ 93,003**	$ 67,022
Classified loans (which are not TDRs)	**12,704**	10,171
Total impaired loans	**$ 105,707**	$ 77,193

See Footnote 4 "Loans and Allowance for Loan Losses" of Part II Item 8 "Financial Statements and Supplementary Data" for additional discussion regarding impaired loans and TDRs.

Other Real Estate Owned

The composition of the Bank's other real estate owned follows:

Table 26 – Other Real Estate Owned Composition

December 31, (in thousands)	**2012**	2011
Residential real estate	**$ 6,281**	$ 4,754
Commercial real estate	**7,693**	2,030
Real estate construction	**12,229**	4,172
Total other real estate owned	**$ 26,203**	$ 10,956

The table below presents a rollforward of the Bank's other real estate owned for the periods presented:

Table 27 – Rollforward of OREO Activity

December 31, *(in thousands)*	**2012**	2011	2010
OREO at beginning of year	**$ 10,956**	$ 11,973	$ 4,772
Transfer from loans to OREO	**20,610**	11,300	17,802
Acquired from failed banks	**21,266**	-	-
OREO sold	**(24,910)**	(11,400)	(9,474)
Writedowns	**(1,719)**	(917)	(1,127)
OREO at end of year	**$ 26,203**	$ 10,956	$ 11,973

The fair value of OREO represents the estimated value that management expects to receive when the property is sold, net of related costs to sell. These estimates are based on the most recently available real estate appraisals, with certain adjustments made based on the type of property, age of appraisal, current status of the property and other related factors to estimate the current value of the property.

Approximately $14 million of the total Company OREO balance at December 31, 2012 related to the 2012 acquisitions of failed banks. On January 27, 2012, the Bank acquired $14 million in OREO related to the TCB acquisition which was reduced by a $5 million fair value adjustment as of the acquisition date. Subsequent to the acquisition date, the Bank sold $7 million in TCB related OREO, ending the period with $2 million in TCB acquired OREO outstanding at December 31, 2012. On September 7, 2012, the Bank acquired $20 million in OREO related to the FCB acquisition, which was reduced by an $8 million fair value adjustment as of the acquisition date. Subsequent to the FCB acquisition date, the Bank sold approximately $1 million in FCB related OREO and converted approximately $1 million in acquired loans to OREO, ending the period with $12 million in OREO outstanding related to the FCB acquisition. *See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements."*

Approximately $12 million of the OREO balance at December 31, 2012 related to loans transferred to OREO in connection with the Banks traditional lending markets. Approximately $5 million of this balance was tied to retail residential real estate properties with the remaining $7 million tied to commercial real estate. Approximately 67%, or $5 million, of the commercial balance related to one land development property added during the first quarter of 2012 located in the Bank's greater Louisville, Kentucky market.

Deposits

Total Company deposits increased $249 million, or 14%, from December 31, 2011 to $2.0 billion at December 31, 2012. Total Company interest-bearing deposits increased $178 million, or 13% and total Company non interest-bearing deposits increased $71 million, or 17%. Deposits related to the 2012 acquisitions of failed banks totaled $112 million at December 31, 2012. The TCB deposits consisted of $38 million in interest-bearing deposits and $4 million in non interest-bearing deposits, while the FCB deposits consisted of $63 million in interest-bearing deposits and $7 million in non interest-bearing deposits.

Excluding non interest-bearing deposits associated with the 2012 acquisitions of failed banks, non interest-bearing deposits increased $60 million, or 15%, during 2012. Within the Traditional Banking segment, the Bank experienced growth of approximately $42 million in its Analysis Checking and Money Manager Free Checking accounts, which are the Bank's key products offered to small and medium sized businesses.

During most of 2012, non interest-bearing accounts, in general, remained an attractive product offering to clients due to the unlimited FDIC insurance feature. This unlimited guaranty by the FDIC expired on December 31, 2012. Management believes that the expiration of the unlimited FDIC insurance guaranty could have a negative impact on the Bank's non interest-bearing deposit balances, however, at this time, management cannot precisely predict how large an impact it may be.

Excluding interest-bearing deposits associated with the 2012 acquisitions of failed banks, interest-bearing deposits increased $78 million, or 6%, during 2012. Lower costing interest bearing demand deposits, savings accounts, and money market accounts reflected a combined increase of $113 million as the Bank was able to attract these deposit accounts by capitalizing on its attractive technology offerings, such as business on-line banking, in combination with superior customer service and the safety and soundness of a high performing institution. This increase was offset by a decrease of $35 million in higher costing certificates of deposit and individual retirement accounts, as the Bank continued to offer rates on these products that were at the low-end of the market in an effort to combat on-going margin compression.

See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."

Ending balances of all deposit categories follows:

Table 28A – Deposits

December 31, *(in thousands)*	**2012**	2011	2010	2009	2008
Demand (NOW and SuperNOW)	**$ 580,900**	$ 523,708	$ 298,452	$ 245,502	$ 202,607
Money market accounts	**514,698**	433,508	637,557	596,370	561,599
Brokered money market accounts	**35,596**	18,121	513	64,608	163,965
Savings	**62,145**	44,472	38,661	33,691	32,599
Individual retirement accounts*	**32,491**	31,201	34,129	34,651	38,142
Time deposits, $100,000 and over*	**80,906**	82,970	152,891	169,548	202,058
Other certificates of deposit*	**100,036**	103,230	127,156	135,171	221,179
Brokered certificates of deposit* *(1)*	**97,110**	88,285	687,958	1,004,665	1,048,017
Total interest-bearing deposits	**1,503,882**	1,325,495	1,977,317	2,284,206	2,470,166
Total non interest-bearing deposits	**479,046**	408,483	325,375	318,275	273,203
Total deposits	**$ 1,982,928**	$ 1,733,978	$ 2,302,692	$ 2,602,481	$ 2,743,369

** - Represents a time deposit*

(1) – Includes brokered deposits less than, equal to and greater than $100,000

The composition of deposits related to the acquisitions of failed banks outstanding at December 31, 2012 follows:

Table 28B –Deposits – Acquired Banks

December 31, 2012 *(in thousands)*	Tennessee Commerce Bank	First Commercial Bank	Total Acquired Banks
Demand	**$ 10,024**	**$ 5,871**	**$ 15,895**
Money market accounts	**1,510**	**25,762**	**27,272**
Savings	**217**	**-**	**217**
Individual retirement accounts*	**1,166**	**3,269**	**4,435**
Time deposits, $100,000 and over*	**10,822**	**3,267**	**14,089**
Other certificates of deposit*	**7,196**	**12,574**	**19,770**
Brokered certificates of deposit* ***(1)***	**6,729**	**12,247**	**18,976**
Total interest-bearing deposits	**37,664**	**62,990**	**100,654**
Total non interest-bearing deposits	**4,240**	**6,812**	**11,052**
Total deposits	**$ 41,904**	**$ 69,802**	**$ 111,706**

(*) - Represents a time deposit.
(1) – Incudes brokered deposits less than, equal to and greater than $100,000

Average balances of all deposits and the average rates paid on such deposits for the years indicated follows:

Table 29 – Average Deposits

December 31, *(dollars in thousands)*	2012 Average Balance	2012 Average Rate	2011 Average Balance	2011 Average Rate	2010 Average Balance	2010 Average Rate
Transaction accounts	**$ 614,118**	**0.06%**	$ 422,222	0.13%	$ 302,958	0.19%
Money market accounts	**478,682**	**0.15%**	628,178	0.31%	636,963	0.45%
Time deposits	**253,567**	**0.86%**	254,064	1.60%	329,970	1.75%
Brokered money market	**22,469**	**0.22%**	6,563	0.31%	46,582	0.61%
Brokered certificates of deposit	**143,619**	**1.19%**	229,488	1.03%	409,418	0.90%
Total average interest-bearing deposits	**1,512,455**	**0.34%**	1,540,515	0.58%	1,725,891	0.76%
Total average non interest-bearing deposits	**624,053**	**-**	509,457	-	421,162	-
Total average deposits	**$ 2,136,508**		$ 2,049,972		$ 2,147,053	

Maturities of time deposits of $100,000 or more outstanding, including brokered deposits, at December 31, 2012 follows:

Table 30 – Time Deposit Maturities Greater than $100,000

Maturity	*(in thousands)*
Three months or less	**$ 38,609**
Over three months through six months	**21,879**
Over six months through 12 months	**34,734**
Over 12 months	**63,294**
Total time deposits greater than $100,000	**$ 158,516**

Securities Sold Under Agreements to Repurchase and Other Short-term Borrowings

Securities sold under agreements to repurchase and other short-term borrowings increased $21 million, or 9%, during 2012. All of these accounts require security collateral on behalf of the Bank. The substantial majority of these accounts are indexed to immediately repricing indices such as the Fed Funds Target Rate. Based on the transactional nature of the Bank's treasury management accounts, repurchase agreement balances are subject to large fluctuations on a daily basis.

Information regarding Securities sold under agreements to repurchase follows:

Table 31 – Securities sold under agreements to repurchase

December 31, *(dollars in thousands)*		**2012**		2011		2010
Outstanding balance at end of year	**$**	**250,884**	$	230,231	$	319,246
Weighted average interest rate at year end		**0.06%**		0.17%		0.31%
Average outstanding balance during the year	**$**	**237,414**	$	278,861	$	330,154
Average interest rate during the year		**0.16%**		0.23%		0.31%
Maximum outstanding at any month end	**$**	**272,057**	$	297,571	$	329,383

Federal Home Loan Bank Advances

FHLB advances decreased $392 million from December 31, 2011 to $543 million at December 31, 2012. During the first quarter of 2012, the Bank paid off $300 million in FHLB advances which were acquired in the fourth quarter of 2011 to fund RALs during the first quarter of 2012. These 90 day advances had a weighted average interest rate of 0.10%. Also, as discussed in the *"Non-interest Expense"* section of this filing, during the first quarter of 2012, the Bank prepaid $81 million in FHLB advances that were originally scheduled to mature between October 2012 and May 2013. The Bank incurred a $2.4 million early termination penalty in connection with this transaction.

In addition to using FHLB advances as a funding source, the Bank also utilizes longer-term FHLB advances as an interest rate risk management tool. Overall use of these advances during a given year are dependent upon many factors including asset growth, deposit growth, current earnings, and expectations of future interest rates, among others. With many of the Bank's loan originations during 2011 and 2012 having repricing terms longer than five years, management elected to borrow $195 million during 2012 ($120 million during the second quarter) to mitigate its risk of future increases in market interest rates. The overall average life of these borrowings was 5.5 years with a weighted average cost of funds of 1.37%.

Management also projects that it could utilize additional long-term advances during 2013 to further mitigate its risk from future increases in interest rates. Whether the Bank ultimately does so, and how much in advances it extends out, will be dependent upon circumstances at that time. If the Bank does obtain longer-term FHLB advances for interest rate risk mitigation, it will have a negative impact on then current earnings. The amount of the negative impact will be dependent upon the dollar amount, coupon and final maturity of the advances obtained.

Liquidity

The Bank had a loan to deposit ratio (excluding brokered deposits) of 143% at December 31, 2012 and 140% at December 31, 2011. Historically, the Company has utilized secured and unsecured borrowing lines to supplement its funding requirements. At December 31, 2012 and 2011, the Bank had cash and cash equivalents on-hand of $138 million and $363 million. In addition, the Bank had available collateral to borrow an additional $472 million and $38 million from the FHLB at December 31, 2012 and 2011. In addition to its borrowing line with the FHLB, RB&T also had unsecured lines of credit totaling $196 million available through various other financial institutions as of December, 31 2012, while the holding company had available $20 million through its own borrowing line.

During the fourth quarter of 2011, the Bank chose to utilize a portion of its traditional borrowing lines from the FHLB to partially fund RALs for the first quarter 2012 tax season at the TRS division. As a result, the Bank obtained $300 million of cash from the FHLB via advances with a 3-month life. In recent years the Bank has traditionally utilized brokered deposits for its RAL funding. The change in strategy for the first quarter 2012 tax season to partially fund RALs with FHLB advances was made due to the relatively low all-in cost of the advances as compared to brokered deposits, including the impact to the cost of FDIC insurance. The Bank also obtained additional funding for RALs during the first quarter of 2012 through brokered deposits, all of which matured prior to the end of the first quarter of 2012. The average cost of these brokered deposits was 0.32% for 2012.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1 "Business"*
    - *Republic Processing Group segment*
- *Part I Item 1A "Risk Factors"*
    - *Republic Processing Group*
- *Part II Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"*
    - *"Recent Developments"*
    - *"Overview"*
    - *"Results of Operations"*
    - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
    - *Footnote 1 "Summary of Significant Accounting Policies"*
    - *Footnote 4 "Loans and Allowance for Loan Losses"*
    - *Footnote 21 "Segment Information"*

The Bank maintains sufficient liquidity to fund routine loan demand and routine deposit withdrawal activity. Liquidity is managed by maintaining sufficient liquid assets in the form of investment securities. Funding and cash flows can also be realized by the sale of securities available for sale, principal paydowns on loans and MBSs and proceeds realized from loans held for sale. The Bank's liquidity is impacted by its ability to sell certain investment securities, which is limited due to the level of investment securities that are needed to secure public deposits, securities sold under agreements to repurchase, FHLB borrowings, and for other purposes, as required by law. At December 31, 2012 and 2011, these pledged investment securities had a fair value of $335 million and $621 million. Republic's banking centers and its website, www.republicbank.com, provide access to retail deposit markets. These retail deposit products, if offered at attractive rates, have historically been a source of additional funding when needed. If the Bank were to lose a significant funding source, such as a few major depositors, or if any of its lines of credit were canceled, or if the Bank cannot obtain brokered deposits, the Bank would be forced to offer market leading deposit interest rates to meet its funding and liquidity needs.

At December 31, 2012, the Bank had approximately $173 million from 29 large non-sweep deposit relationships where the individual relationship individually exceeded $2 million. These accounts do not require collateral; therefore, cash from these accounts can generally be utilized to fund the loan portfolio. The 10 largest non-sweep deposit relationships represented approximately $122 million of the total balance. If any of these balances are moved from the Bank, the Bank would likely utilize overnight borrowing lines in the short-term to replace the balances. On a longer-term basis, the Bank would likely utilize brokered deposits to replace withdrawn balances. Based on past experience utilizing brokered deposits, the Bank believes it can quickly obtain brokered deposits if needed. The overall cost of gathering brokered deposits, however, could be substantially higher than the Traditional Bank deposits they replace, potentially decreasing the Bank's earnings.

Management does not believe that the Bank's liquidity position was significantly impacted as a result of 2012 acquisitions of failed banks. RB&T acquired $72 million in cash and cash equivalents as well as $55 million of investment securities (excluding FHLB stock) at fair value in connection with the 2012 acquisitions of failed banks. In addition, subsequent to the respective acquisition dates, RB&T received approximately $849 million in cash from the FDIC representing the net difference between the assets acquired and the liabilities assumed adjusted for the discount RB&T received for the acquisition. Approximately $35 million and $5 million of the acquired TCB securities were sold and called, subsequent to the acquisition. The remaining securities provide monthly cash flows in the form of principal and interest payments.

As permitted by the FDIC, within seven days of an acquisition date, RB&T had the option to notify clients of its intent to re-price the deposit portfolios of the acquired failed banks to current market rates. In addition, depositors had the option to withdraw funds without penalty. With regard to the TCB acquisition, in February 2012, RB&T elected to re-price all of the acquired interest-bearing deposits, including transaction, time and brokered deposits with an effective date of January 28, 2012. This re-pricing triggered time and brokered deposit run-off in-line with management's expectations. Through December 31, 2012, approximately 96% of the assumed interest-bearing deposit account balances had exited RB&T, with no penalty on the applicable time and brokered deposits.

With regard to the FCB acquisition, RB&T elected to re-price all of the time deposit accounts with an effective date of October 1, 2012. This re-pricing triggered time and brokered deposit run-off in-line with management's expectations. Through December 31, 2012, approximately 67% of the assumed interest-bearing deposit account balances had exited RB&T, with no penalty on the applicable time and brokered deposits.

At December 31, 2012, RB&T had $112 million of deposits remaining from the 2012 acquisitions of failed banks. *See additional discussion regarding the 2012 acquisitions of failed banks under Footnote 2 "Acquisitions of Failed Banks" of Part II Item 8 "Financial Statements and Supplementary Data."*

Capital

Table 32 – Capital

Information pertaining to the Company's capital balances and ratios follows:

December 31, *(dollars in thousands)*	**2012**	2011	2010
Stockholders' equity	**$ 536,702**	$ 452,367	$ 371,376
Book value per share at December 31,	**25.60**	21.59	17.74
Tangible book value per share at December 31, *(1)*	**24.86**	20.81	16.88
Dividends declared per share - Class A Common Stock	**1.749**	0.605	0.561
Dividends declared per share - Class B Common Stock	**1.590**	0.550	0.510
Average stockholders' equity to average total assets	**14.89%**	12.87%	10.31%
Total risk based capital	**25.28%**	24.74%	22.04%
Tier 1 risk based capital	**24.31%**	23.59%	20.89%
Tier 1 leverage capital	**16.36%**	14.77%	12.05%
Dividend payout ratio	**31%**	13%	18%

(1) See footnote 4 of Part II, Item 6 "Selected Financial Data"

Total stockholders' equity increased from $452 million at December 31, 2011 to $537 million at December 31, 2012. The increase in stockholders' equity was primarily attributable to net income earned during 2012 reduced by cash dividends declared. In addition to the Company's quarterly dividends, dividend payouts for 2012 included a special dividend of $23 million in the fourth quarter. Stockholders' equity also increased to a lesser extent from stock option exercises and stock grants during the period ended December 31, 2012.

Dividend Restrictions – The Parent Company's principal source of funds for dividend payments are dividends received from RB&T. Banking regulations limit the amount of dividends that may be paid to the Parent Company by the Bank without prior approval of the respective states' banking regulators. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years. At December 31, 2012, RB&T could, without prior approval, declare dividends of approximately $117 million. The Company does not plan to pay dividends from its Florida subsidiary, RB, in the foreseeable future.

Regulatory Capital Requirements – The Parent Company and the Bank are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Republic's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Banking regulators have categorized the Bank as well-capitalized. To be categorized as well-capitalized, the Bank must maintain minimum Total Risk Based, Tier I Capital and Tier I Leverage Capital ratios. Regulatory agencies measure capital adequacy within a framework that makes capital requirements, in part, dependent on the individual risk profiles of financial institutions. Republic continues to exceed the regulatory requirements for Total Risk Based Capital, Tier I Capital and Tier I Leverage Capital. Republic and the Bank intend to maintain a capital position that meets or exceeds the "well-capitalized" requirements as defined by the FRB, FDIC and the OCC. Republic's average stockholders' equity to average assets ratio was 14.89% at December 31, 2012 compared to 12.87% at December 31, 2011. Formal measurements of the capital ratios for Republic and the Bank are performed by the Company at each quarter end.

In 2004, the Bank executed an intragroup trust preferred transaction, with the purpose of providing RB&T access to additional capital markets, if needed, in the future. The subordinated debentures held by RB&T, as a result of this transaction, however, are treated as Tier 2 Capital based on requirements administered by the Bank's federal banking agency. If RB&T's Tier I Capital ratios should not meet the minimum requirement to be well-capitalized, the Bank could immediately modify the transaction in order to maintain its well-capitalized status.

In 2005, Republic Bancorp Capital Trust ("RBCT"), an unconsolidated trust subsidiary of Republic Bancorp, Inc., was formed and issued $40 million in Trust Preferred Securities ("TPS"). The TPS pay a fixed interest rate for ten years and adjust with LIBOR + 1.42% thereafter. The TPS mature on September 30, 2035 and are redeemable at the Bank's option after ten years. The subordinated debentures are treated as Tier I Capital for regulatory purposes. The sole asset of RBCT represents the proceeds of the offering loaned to Republic Bancorp, Inc. in exchange for subordinated debentures which have terms that are similar to the TPS. The subordinated debentures and the related interest expense, which are payable quarterly at the annual rate of 6.015%, are included in the consolidated financial statements. The proceeds obtained from the TPS offering have been utilized to fund loan growth (in prior years), support an existing stock repurchase program and for other general business purposes such as the acquisition of GulfStream Community Bank in 2006.

Off Balance Sheet Items

Summarized credit-related financial instruments, including both commitments to extend credit and letters of credit follows:

Table 33 – Off Balance Sheet Items

	Maturity by Period				
December 31, 2012 *(in thousands)*	**Less than one year**	**Greater than one year to three years**	**Greater than three years to five years**	**Greater than five years**	**Total**
Unused warehouse lines of credit	$ 113,924	$ -	$ -	$ -	$ 113,924
Unused home equity lines of credit	11,746	5,293	43,955	171,725	232,719
Unused loan commitments - other	150,319	11,210	-	1,994	163,523
Standby letters of credit	16,627	253	105	-	16,985
FHLB letters of credit	11,908	-	-	-	11,908
Total off balance sheet items	$ 304,524	$ 16,756	$ 44,060	$ 173,719	$ 539,059

A portion of the unused commitments above are expected to expire or may not be fully used, therefore the total amount of commitments above does not necessarily indicate future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. Commitments outstanding under standby letters of credit totaled $17 million and $19 million at December 31, 2012 and December 31, 2011. In addition to credit risk, the Bank also has liquidity risk associated with standby letters of credit because funding for these obligations could be required immediately. The Bank does not deem this risk to be material.

At December 31, 2012, the Bank had $12 million in letters of credit from the FHLB issued on behalf of two RB&T clients. These letters of credit were used as credit enhancements for client bond offerings and reduced RB&T's available borrowing line at the FHLB. The Bank uses a blanket pledge of eligible real estate loans to secure these letters of credit.

Commitments to extend credit generally consist of unfunded lines of credit. These commitments generally have variable rates of interest.

Aggregate Contractual Obligations

In addition to owned banking facilities, the Bank has entered into long-term leasing arrangements to support the ongoing activities of the Company. The Bank also has required future payments for long-term and short-term debt as well as the maturity of time deposits. The required payments under such commitments follows:

Table 34 – Aggregate Contractual Obligations

	Maturity by Period				
December 31, 2012 *(in thousands)*	**Less than one year**	**Greater than one year to three years**	**Greater than three years to five years**	**Greater than five years**	**Total**
Time deposits (including brokered certificates of deposit)	$ 189,241	$ 95,311	$ 23,880	$ 2,111	$ 310,543
Federal Home Loan Bank advances	35,000	203,000	197,000	107,600	542,600
Subordinated note (*)	-	-	-	41,240	41,240
Securities sold under agreements to repurchase	250,884	-	-	-	250,884
Lease commitments	7,028	10,629	6,447	7,581	31,685
Total contractual obligations	$ 482,153	$ 308,940	$ 227,327	$ 158,532	$ 1,176,952

(*) -- While this instrument matures in September 2035, the Bank has the right to prepay at the end of the fixed period, August 2015, without penalty.

See Footnote 9 "Deposits" of Part II Item 8 "Financial Statements and Supplementary Data" for further information regarding the Bank's time deposits.

FHLB advances represent the amounts that are due to the FHLB. Approximately $100 million of the advances, although fixed, are subject to conversion provisions at the option of the FHLB and can be prepaid without a penalty. Management believes these advances will not likely be converted in the short-term, and therefore has included the advances in their original maturity categories for purposes of this table.

See Footnote 12 "Subordinated Note" of Part II Item 8 "Financial Statements and Supplementary Data" for further information regarding the Bank's subordinated note.

Securities sold under agreements to repurchase generally have indeterminate maturity periods and are predominantly included in the less than one year category above.

Lease commitments represent the total minimum lease payments under non-cancelable operating leases.

Asset/Liability Management and Market Risk

Asset/liability management control is designed to ensure safety and soundness, maintain liquidity and regulatory capital standards and achieve acceptable net interest income. Interest rate risk is the exposure to adverse changes in net interest income as a result of market fluctuations in interest rates. The Bank, on an ongoing basis, monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies. Management considers interest rate risk to be Bank's most significant market risk.

The interest sensitivity profile of Republic at any point in time will be impacted by a number of factors. These factors include the mix of interest sensitive assets and liabilities, as well as their relative pricing schedules. It is also influenced by market interest rates, deposit growth, loan growth and other factors.

Republic utilized an earnings simulation model to analyze net interest income sensitivity. Potential changes in market interest rates and their subsequent effects on net interest income were evaluated with the model. The model projects the effect of instantaneous movements in interest rates between 100 and 300 basis point increments equally across all points on the yield curve. These projections are computed based on various assumptions, which are used to determine the range between 100 and 300 basis point increments, as well as the base case (which is a twelve month projected amount) scenario. Assumptions based on growth expectations and on the historical behavior of Republic's deposit and loan rates and their related balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and the application and timing of various management strategies. Additionally, actual results could differ materially from the model if interest rates do not move equally across all points on the yield curve.

The Company did not run a model simulation for declining interest rates as of December 31, 2012 and December 31, 2011, because the Federal Open Market Committee effectively lowered the Fed Funds Target Rate between 0.00% to 0.25% in December 2008 and therefore, no further short-term rate reductions can occur. Overall, the indicated change in net interest income as of December 31, 2012 was substantially better than the indicated change as of December 31, 2011 in an "up" interest rate scenario.

The reason for the improvement in the Company's position in an "up" interest rate environment was primarily from an increase in long-term FHLB advances during 2012. Because the interest rate sensitivity model measures the impact of changing interest rates to net interest income for the next twelve month period, liabilities with a repricing duration of greater than one year will positively impact net interest income in an "up" rate scenario. While this growth in advances positively impacted the Company's interest rate risk position in a rising rate environment, it negatively impacted the Company's current earnings, in the near-term, due to an increase in its cost of funds.

Management also projects that it may utilize additional long-term advances during 2013 to further mitigate its risk from future increases in interest rates. How much in advances it extends out will be dependent upon circumstances at that time. When the Bank obtains longer-term FHLB advances for interest rate risk mitigation, it will have a negative impact on then-current earnings. The amount of the negative impact will be dependent upon the dollar amount, coupon and final maturity of the advances obtained.

The following table illustrates Republic's projected net interest income sensitivity profile based on the asset/liability model as of December 31, 2012 and 2011. The Company's interest rate sensitivity model does not include loan fees within interest income. In addition, management does not believe that the net interest income associated with RPG, which was substantially driven by RAL fee income, is interest rate sensitive. As a result, the following interest rate sensitivity analysis does not include the impact of the RPG segment.

Table 35 – Interest Rate Sensitivity for 2012 (excluding Republic Processing Group)

(dollars in thousands)	Previous Twelve Months	Base	Increase in Rates 100 Basis Points	200 Basis Points	300 Basis Points
Projected interest income:					
Short-term investments	$ 588	$ 88	$ 209	$ 329	$ 298
Investment securities	12,329	9,719	12,162	14,485	16,606
Loans, excluding loan fees	119,762	119,529	126,038	135,022	144,842
Total interest income, excluding loan fees	132,679	129,336	138,409	149,836	161,746
Projected interest expense:					
Deposits	5,074	4,717	13,735	22,327	31,059
Securities sold under agreements to repurchase	375	42	1,770	3,503	5,235
Federal Home Loan Bank advances and other long-term borrowings	17,355	14,068	14,312	14,561	13,716
Total interest expense	22,804	18,827	29,817	40,391	50,010
Net interest income, excluding loan fees	$ 109,875	$ 110,509	$ 108,592	$ 109,445	$ 111,736
Change from base			$ (1,917)	$ (1,064)	$ 1,227
% Change from base			-1.73%	-0.96%	1.11%

Table 36 – Interest Rate Sensitivity for 2011 (excluding Republic Processing Group)

(dollars in thousands)	Previous Twelve Months	Base	Increase in Rates 100 Basis Points	200 Basis Points	300 Basis Points
Projected interest income:					
Short-term investments	$ -	$ -	$ -	$ -	$ -
Investment securities	16,924	13,979	16,344	18,275	19,963
Loans, excluding loan fees	115,425	112,394	120,066	128,426	137,479
Total interest income, excluding loan fees	132,349	126,373	136,410	146,701	157,442
Projected interest expense:					
Deposits	8,459	6,579	15,739	24,907	33,486
Securities sold under agreements to repurchase	645	507	2,737	4,967	7,196
Federal Home Loan Bank advances and other long-term borrowings	20,670	18,857	19,930	21,031	21,206
Total interest expense	29,774	25,943	38,406	50,905	61,888
Net interest income, excluding loan fees	$ 102,575	$ 100,430	$ 98,004	$ 95,796	$ 95,554
Change from base			$ (2,426)	$ (4,634)	$ (4,876)
% Change from base			-2.42%	-4.61%	-4.86%

During 2012 and 2011, loan fees (excluding RAL fees) included in interest income were $5.6 million and $3.2 million.

Adoption of New Accounting Pronouncements

ASU 2011-03 – Transfers and Servicing *(Topic 860): Reconsideration of Effective Control for Repurchase Agreements*

The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. This amendment did not have a material impact on the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

See the section titled *"Asset/Liability Management and Market Risk"* included under Part II Item 7 *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Item 8. Financial Statements and Supplementary Data.

The following are included in this section:

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated balance sheets – December 31, 2012 and 2011
Consolidated statements of income and comprehensive income – years ended December 31, 2012, 2011 and 2010
Consolidated statements of stockholders' equity – years ended December 31, 2012, 2011 and 2010
Consolidated statements of cash flows – years ended December 31, 2012, 2011 and 2010
Footnotes to consolidated financial statements

REPUBLIC BANCORP™

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Republic Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the Company's annual consolidated financial statements. All information has been prepared in accordance with U.S. generally accepted accounting principles and, as such, includes certain amounts that are based on Management's best estimates and judgments.

Management is responsible for establishing and maintaining adequate internal control over financial reporting presented in conformity with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Two of the objectives of internal control are to provide reasonable assurance to Management and the Board of Directors that transactions are properly authorized and recorded in the Company's financial records, and that the preparation of the Company's financial statements and other financial reporting is done in accordance with U.S. generally accepted accounting principles. There are inherent limitations in the effectiveness of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to reliability of financial statements. Furthermore, internal control can vary with changes in circumstances.

Management has made its own assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, in relation to the criteria described in the report, *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on its assessment, Management believes that as of December 31, 2012, the Company's internal control was effective in achieving the objectives stated above. Crowe Horwath LLP has provided its report on the effectiveness of internal control in their report dated March 13, 2013.



Steven E. Trager
Chairman and Chief Executive Officer



Kevin Sipes
Chief Financial Officer and Chief Accounting Officer

March 13, 2013



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
of Republic Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Republic Bancorp, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited Republic Bancorp, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Republic Bancorp, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Republic Bancorp, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the U.S. of America. Also in our opinion, Republic Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Crowe Horwath LLP

Louisville, Kentucky
March 13, 2013

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, *(in thousands, except share data)*

	2012	2011
ASSETS		
Cash and cash equivalents	**$ 137,691**	$ 362,971
Securities available for sale	**438,246**	645,948
Securities to be held to maturity (fair value of $46,416 in 2012 and $28,342 in 2011)	**46,010**	28,074
Mortgage loans held for sale	**10,614**	4,392
Loans, net of allowance for loan losses of $23,729 and $24,063 (2012 and 2011)	**2,626,468**	2,261,232
Federal Home Loan Bank stock, at cost	**28,377**	25,980
Premises and equipment, net	**33,197**	34,681
Goodwill	**10,168**	10,168
Other real estate owned	**26,203**	10,956
Other assets and accrued interest receivable	**37,425**	35,589
TOTAL ASSETS	**$ 3,394,399**	$ 3,419,991
LIABILITIES		
Deposits		
Non interest-bearing	**$ 479,046**	$ 408,483
Interest-bearing	**1,503,882**	1,325,495
Total deposits	**1,982,928**	1,733,978
Securities sold under agreements to repurchase and other short-term borrowings	**250,884**	230,231
Federal Home Loan Bank advances	**542,600**	934,630
Subordinated note	**41,240**	41,240
Other liabilities and accrued interest payable	**40,045**	27,545
Total liabilities	**2,857,697**	2,967,624
Commitments and contingent liabilities (Footnote 19)	**-**	-
STOCKHOLDERS' EQUITY		
Preferred stock, no par value, 100,000 shares authorized Series A 8.5% non cumulative convertible, none issued	**-**	-
Class A Common Stock, no par value, 30,000,000 shares authorized, 18,694,315 shares (2012) and 18,651,519 shares (2011) issued and outstanding; Class B Common Stock, no par value, 5,000,000 shares authorized, 2,270,952 shares (2012) and 2,299,803 (2011) issued and outstanding	**4,932**	4,947
Additional paid in capital	**132,686**	131,482
Retained earnings	**393,472**	311,799
Accumulated other comprehensive income	**5,612**	4,139
Total stockholders' equity	**536,702**	452,367
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 3,394,399**	$ 3,419,991

See accompanying footnotes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, *(in thousands, except per share data)*

	2012	2011	2010
INTEREST INCOME:			
Loans, including fees	**$ 170,542**	$ 177,715	$ 176,463
Taxable investment securities	**10,729**	15,309	14,590
Tax exempt investment securities	**-**	-	11
Federal Home Loan Bank stock and other	**2,188**	2,091	2,409
Total interest income	**183,459**	195,115	193,473
INTEREST EXPENSE:			
Deposits	**5,074**	8,914	13,129
Securities sold under agreements to repurchase and other short-term borrowings	**375**	646	1,026
Federal Home Loan Bank advances	**14,833**	18,180	19,991
Subordinated note	**2,522**	2,515	2,515
Total interest expense	**22,804**	30,255	36,661
NET INTEREST INCOME	**160,655**	164,860	156,812
Provision for loan losses	**15,043**	17,966	19,714
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**145,612**	146,894	137,098
NON INTEREST INCOME:			
Service charges on deposit accounts	**13,496**	14,105	15,562
Refund transfer fees	**78,304**	88,195	58,789
Mortgage banking income	**8,447**	3,899	5,797
Debit card interchange fee income	**5,817**	5,791	5,067
Bargain purchase gain - Tennessee Commerce Bank	**27,614**	-	-
Bargain purchase gain - First Commercial Bank	**27,824**	-	-
Gain on sale of banking center	**-**	2,856	-
Gain on sale of securities available for sale	**56**	2,285	-
Total impairment losses on investment securities	**-**	(279)	(221)
Net impairment loss recognized in earnings	**-**	(279)	(221)
Other	**3,520**	2,772	2,664
Total non interest income	**165,078**	119,624	87,658
NON INTEREST EXPENSES:			
Salaries and employee benefits	**60,633**	54,966	55,246
Occupancy and equipment, net	**22,474**	21,713	21,958
Communication and transportation	**5,806**	5,695	5,418
Marketing and development	**3,429**	3,237	10,813
FDIC insurance expense	**1,403**	4,425	3,155
Bank franchise tax expense	**3,916**	3,645	3,187
Data processing	**4,309**	3,207	2,697
Debit card interchange expense	**2,462**	2,239	1,741
Supplies	**2,114**	2,353	2,359
Other real estate owned expense	**3,537**	2,356	1,829
Charitable contributions	**3,341**	5,933	6,232
Legal expense	**1,866**	3,969	1,832
FDIC civil money penalty	**-**	900	-
FHLB advance prepayment penalty	**2,436**	-	1,531
Other	**9,019**	7,683	8,325
Total non interest expenses	**126,745**	122,321	126,323
INCOME BEFORE INCOME TAX EXPENSE	**183,945**	144,197	98,433
INCOME TAX EXPENSE	**64,606**	50,048	33,680
NET INCOME	**$ 119,339**	$ 94,149	$ 64,753
BASIC EARNINGS PER SHARE:			
Class A Common Stock	**$ 5.71**	$ 4.50	$ 3.11
Class B Common Stock	**$ 5.55**	$ 4.45	$ 3.06
DILUTED EARNINGS PER SHARE:			
Class A Common Stock	**$ 5.69**	$ 4.49	$ 3.10
Class B Common Stock	**$ 5.53**	$ 4.44	$ 3.04

See accompanying footnotes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, *(in thousands, except per share data)*

	2012	2011	2010
Net income	**$ 119,339**	$ 94,149	$ 64,753
OTHER COMPREHENSIVE INCOME			
Unrealized gains (losses) on securities available for sale	**1,043**	(893)	(259)
Change in unrealized losses on securities available for sale for which a portion of an other-than-temporary impairment has been recognized in earnings	**1,279**	(145)	553
Reclassification adjustment for gains recognized in earnings	**(56)**	(2,285)	-
Reclassification adjustment for other-than-temporary impairment recognized in earnings	**-**	279	221
Net unrealized gains (losses)	**2,266**	(3,044)	515
Tax effect	**(793)**	1,065	(180)
Net of tax	**1,473**	(1,979)	335
COMPREHENSIVE INCOME	**$ 120,812**	$ 92,170	$ 65,088

See accompanying footnotes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

(in thousands, except per share data)	Common Stock Class A Shares Outstanding	Common Stock Class B Shares Outstanding	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2010	18,499	2,309	$ 4,917	$ 126,376	$ 178,944	$ 5,783	$ 316,020
Net income	-	-	-	-	64,753	-	64,753
Net change in accumulated other comprehensive income	-	-	-	-	-	335	335
Dividend declared Common Stock:							
Class A ($0.561 per share)	-	-	-	-	(10,422)	-	(10,422)
Class B ($0.510 per share)	-	-	-	-	(1,177)	-	(1,177)
Stock options exercised, net of shares redeemed	138	-	31	2,684	(831)	-	1,884
Repurchase of Class A Common Stock	(11)	-	(4)	(106)	(280)	-	(390)
Conversion of Class B Common Stock to Class A Common Stock	2	(2)	-	-	-	-	-
Net change in notes receivable on Common Stock	-	-	-	(345)	-	-	(345)
Deferred director compensation expense - Company Stock	-	-	-	151	-	-	151
Stock based compensation expense - options	-	-	-	567	-	-	567
Balance, December 31, 2010	18,628	2,307	$ 4,944	$ 129,327	$ 230,987	$ 6,118	$ 371,376

(continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY *(continued)*

(in thousands, except per share data)	Common Stock						
	Class A Shares Outstanding	Class B Shares Outstanding	Amount	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2011	18,628	2,307	$ 4,944	$ 129,327	$ 230,987	$ 6,118	$ 371,376
Net income	-	-	-	-	94,149	-	94,149
Net change in accumulated other comprehensive income	-	-	-	-	-	(1,979)	(1,979)
Dividend declared Common Stock:							
Class A ($0.605 per share)	-	-	-	-	(11,280)	-	(11,280)
Class B ($0.550 per share)	-	-	-	-	(1,266)	-	(1,266)
Stock options exercised, net of shares redeemed	38	-	7	881	(450)	-	438
Repurchase of Class A Common Stock	(23)	-	(4)	(147)	(341)	-	(492)
Conversion of Class B Common Stock to Class A Common Stock	7	(7)	-	-	-	-	-
Net change in notes receivable on Common Stock	-	-	-	973	-	-	973
Deferred director compensation expense - Company Stock	2	-	-	171	-	-	171
Stock based compensation expense - options	-	-	-	277	-	-	277
Balance, December 31, 2011	18,652	2,300	$ 4,947	$ 131,482	$ 311,799	$ 4,139	$ 452,367

(continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY *(continued)*

(in thousands, except per share data)	Common Stock Class A Shares Outstanding	Common Stock Class B Shares Outstanding	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2012	18,652	2,300	$ 4,947	$ 131,482	$ 311,799	$ 4,139	$ 452,367
Net income	-	-	-	-	119,339	-	119,339
Net change in accumulated other comprehensive income	-	-	-	-	-	1,473	1,473
Dividend declared Common Stock:							
Class A ($1.749 per share)	-	-	-	-	(32,832)	-	(32,832)
Class B ($1.590 per share)	-	-	-	-	(3,619)	-	(3,619)
Stock options exercised, net of shares redeemed	8	-	2	213	(68)	-	147
Repurchase of Class A Common Stock	(80)	-	(17)	(504)	(1,147)	-	(1,668)
Conversion of Class B Common Stock to Class A Common Stock	29	(29)	-	-	-	-	-
Net change in notes receivable on Common Stock	-	-	-	426	-	-	426
Deferred director compensation expense - Company Stock	3	-	-	227	-	-	227
Stock based compensation expense - restricted stock	82			50			50
Stock based compensation expense - options	-	-	-	792	-	-	792
Balance, December 31, 2012	18,694	2,271	$ 4,932	$ 132,686	$ 393,472	$ 5,612	$ 536,702

See accompanying footnotes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, *(in thousands)*

	2012	2011	2010
OPERATING ACTIVITIES:			
Net income	**$ 119,339**	$ 94,149	$ 64,753
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion, net	**9,875**	4,406	10,683
Provision for loan losses	**15,043**	17,966	19,714
Net gain on sale of mortgage loans held for sale	**(9,698)**	(4,091)	(5,989)
Origination of mortgage loans held for sale	**(243,066)**	(134,059)	(288,893)
Proceeds from sale of mortgage loans held for sale	**246,542**	148,986	285,099
Net realized impairment of mortgage servicing rights	**142**	203	-
Net realized (gain) loss on sales, calls and impairment of securities	**(56)**	(2,006)	221
Net gain on sale of other real estate owned	**(416)**	(444)	(203)
Writedowns of other real estate owned	**1,719**	917	1,127
Deferred director compensation expense - Company Stock	**227**	171	151
Stock based compensation expense	**842**	277	567
Bargain purchase gains on acquisitions	**(55,438)**	-	-
Gain on sale of banking center	**-**	(2,856)	-
Net change in other assets and liabilities:			
Accrued interest receivable	**434**	(262)	577
Accrued interest payable	**(321)**	(646)	(511)
Other assets	**6,289**	1,665	7,926
Other liabilities	**(1,543)**	(772)	(5,988)
Net cash provided by operating activities	**89,914**	123,604	89,234
INVESTING ACTIVITIES:			
Net cash proceeds received in FDIC-assisted transactions	**921,247**	-	-
Purchases of securities available for sale	**(61,717)**	(598,495)	(611,521)
Purchases of securities to be held to maturity	**(23,114)**	(500)	(685)
Purchases of Federal Home Loan Bank stock	**-**	(46)	(26)
Proceeds from calls, maturities and paydowns of securities available for sale	**287,773**	310,331	524,423
Proceeds from calls, maturities and paydowns of securities to be held to maturity	**5,341**	5,402	18,669
Proceeds from sales of securities available for sale	**38,724**	161,652	-
Proceeds from sales of Federal Home Loan Bank stock	**469**	278	62
Proceeds from sales of other real estate owned	**25,326**	11,844	9,474
Purchase of commercial real estate loans	**-**	(32,650)	-
Net change in loans	**(198,520)**	(117,864)	55,545
Net purchases of premises and equipment	**(3,888)**	(3,727)	(4,268)
Sale of banking center	**-**	(15,388)	-
Net cash provided by/(used in) investing activities	**991,641**	(279,163)	(8,327)
FINANCING ACTIVITIES:			
Net change in deposits	**(894,756)**	(536,792)	(299,789)
Net change in securities sold under agreements to repurchase and other short-term borrowings	**20,653**	(88,433)	19,666
Payments of Federal Home Loan Bank advances	**(590,095)**	(75,247)	(117,730)
Proceeds from Federal Home Loan Bank advances	**195,000**	445,000	45,000
Repurchase of Common Stock	**(1,668)**	(492)	(390)
Net proceeds from Common Stock options exercised	**147**	438	1,884
Cash dividends paid	**(36,116)**	(12,315)	(11,356)
Net cash used in financing activities	**(1,306,835)**	(267,841)	(362,715)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(225,280)**	(423,400)	(281,808)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**362,971**	786,371	1,068,179
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 137,691**	$ 362,971	$ 786,371

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*

YEARS ENDED DECEMBER 31, *(in thousands)*

	2012	2011	2010
SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION:			
Cash paid during the year for:			
Interest	**$ 23,125**	$ 30,908	$ 37,172
Income taxes	**53,763**	48,947	28,674
SUPPLEMENTAL NONCASH DISCLOSURES:			
Transfers from loans to real estate acquired in settlement of loans	**$ 20,610**	$ 11,300	$ 17,802
Loans provided for sales of other real estate owned	**1,554**	3,119	2,294

See accompanying footnotes to consolidated financial statements.

FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation – The consolidated financial statements include the accounts of Republic Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiaries: Republic Bank & Trust Company ("RB&T") and Republic Bank ("RB") (collectively referred together as the "Bank"), and Republic Invest Co. Republic Invest Co. includes its subsidiary, Republic Capital LLC. The consolidated financial statements also include the wholly-owned subsidiaries of RB&T: Republic Financial Services, LLC, TRS RAL Funding, LLC and Republic Insurance Agency, LLC. Republic Bancorp Capital Trust ("RBCT") is a Delaware statutory business trust that is a wholly-owned unconsolidated finance subsidiary of Republic Bancorp, Inc. All companies are collectively referred to as "Republic" or the "Company." All significant intercompany balances and transactions are eliminated in consolidation.

As of December 31, 2012, the Company was divided into three distinct business operating segments: Traditional Banking, Mortgage Banking and Republic Processing Group ("RPG"). During the second quarter of 2012, the Company realigned the previously reported Tax Refund Solutions ("TRS") segment as a division of the newly formed RPG segment. Along with the TRS division, Republic Payment Solutions ("RPS") and Republic Credit Solutions ("RCS") also operate as divisions of the RPG segment.

Traditional Banking and Mortgage Banking (collectively "Core Banking")

Republic operates 44 banking centers, primarily in the retail banking industry, and conducts its Core Banking operations predominately in metropolitan Louisville, Kentucky; central Kentucky; northern Kentucky; Southern Indiana; metropolitan Tampa, Florida; metropolitan Cincinnati, Ohio; metropolitan Nashville, Tennessee; metropolitan Minneapolis, Minnesota and through an Internet banking delivery channel.

Effective January 27, 2012, RB&T acquired specific assets and assumed substantially all of the deposits and certain other liabilities of Tennessee Commerce Bank ("TCB"), headquartered in Franklin, Tennessee from the Federal Deposit Insurance Corporation ("FDIC"), as receiver for TCB. This acquisition of a failed bank represented a single banking center located in metropolitan Nashville and was RB&T's initial entrance into the Tennessee market. *See additional discussion under Footnote 2 "Acquisitions of Failed Banks" in this section of the filing.*

Effective September 7, 2012 RB&T acquired specific assets and assumed substantially all of the liabilities of First Commercial Bank ("FCB"), headquartered in Bloomington, Minnesota from the FDIC, as receiver for FCB. This acquisition of a failed bank represented a single banking center located in metropolitan Minneapolis and was RB&T's initial entrance into the Minnesota market. *See additional discussion under Footnote 2 "Acquisitions of Failed Banks" in this section of the filing.*

Core Banking results of operations are primarily dependent upon net interest income, which represents the difference between the interest income and fees on interest-earning assets and the interest expense on interest-bearing liabilities. Principal interest-earning Core Banking assets represent investment securities and real estate mortgage, commercial and consumer loans. Interest-bearing liabilities primarily consist of interest-bearing deposit accounts, securities sold under agreements to repurchase, as well as short-term and long-term borrowing sources.

Other sources of Core Banking income include service charges on deposit accounts, debit card interchange fee income, title insurance commissions, fees charged to customers for trust services and revenue generated from Mortgage Banking activities. Mortgage Banking activities represent both the origination and sale of loans in the secondary market and the servicing of loans for others, primarily the Federal Home Loan Mortgage Corporation ("Freddie Mac" or "FHLMC"). Additionally, in June 2011, the Bank began offering its warehouse lending product. With this product, the Bank provides short-term, revolving credit facilities to mortgage bankers across the nation. These credit facilities are secured by single family, first lien residential real estate loans.

Core Banking operating expenses consist primarily of salaries and employee benefits, occupancy and equipment expenses, communication and transportation costs, marketing and development expenses, FDIC insurance expense, and various general and administrative costs. Core Banking results of operations are significantly impacted by general economic and competitive conditions, particularly changes in market interest rates, government laws and policies and actions of regulatory agencies.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Republic Processing Group

Nationally, through RB&T, RPG facilitates the receipt and payment of federal and state tax refund products under the TRS division. Nationally, through RB, the RPS division is preparing to become an issuing bank to offer general purpose reloadable prepaid debit, payroll, gift and incentive cards through third party program managers. Nationally, through RB&T, the RCS division is preparing to pilot short-term consumer credit products on-line.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1A "Risk Factors"*
  - *Republic Processing Group*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Loans and Allowance for Loan Losses"*
  - *Footnote 9 "Deposits"*
  - *Footnote 21 "Segment Information"*

Use of Estimates – Financial statements prepared in conformity with U.S. generally accepted accounting principles ("GAAP") require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting estimates relate to:

- Traditional Banking segment allowance for loan losses and provision for loan losses
- Acquisitions of failed banks
- Mortgage servicing rights
- Income tax accounting
- Goodwill and other intangible assets
- Investment securities
- Other real estate owned ("OREO")

These estimates are particularly subject to change and actual results could differ from these estimates.

Concentration of Credit Risk - Most of the Company's Traditional Banking business activity is with customers located in Kentucky, Southern Indiana, Florida, Tennessee and Minnesota. Furthermore, the Company's warehouse lines are secured by single family, first lien residential real estate loans originated by the Bank's mortgage clients across the United States. As of December 31, 2012, 39% of collateral securing warehouse lines were located in California. The Company's Traditional Banking exposure to credit risk is significantly affected by changes in the economy in these specific areas.

Earnings Concentration – For 2012, 2011 and 2010, approximately 51%, 72% and 68% of total Company net income was derived from RPG's TRS division, which if terminated, would have a materially adverse impact on net income. As previously disclosed, the TRS division discontinued its RAL product effective April 30, 2012. The discontinuance of the Refund Anticipation Loan ("RAL") product will have a significant impact on total Company net income in 2013 and beyond. Furthermore, as previously disclosed, Liberty unilaterally terminated its Amended and Restated Marketing Agreement with RB&T on August 27, 2012. Jackson Hewitt Technology Services LLC ("JHTSL") unilaterally terminated its Amended and Restated Program Agreement with RB&T on September 18, 2012. Within the TRS division of RPG, the Company generated 59%, 60% and 63% of its TRS gross revenue from its agreements with Jackson Hewitt Tax Service Inc. ("JH") and JTH Tax Inc. d/b/a Liberty Tax Service ("Liberty") during 2012, 2011 and 2010.

Cash Flows – Cash and cash equivalents include cash, deposits with other financial institutions with original maturities less than 90 days and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, repurchase agreements and income taxes.

Interest-Bearing Deposits in Other Financial Institutions – Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Trust Assets – Property held for customers in fiduciary or agency capacities, other than trust cash on deposit at RB&T, is not included in the consolidated financial statements since such items are not assets of RB&T.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities – Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. OTTI related to credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

In order to determine OTTI for purchased beneficial interests that, on the purchase date, were not highly rated, the Bank compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

Acquisitions of Failed Banks – The Bank accounts for acquisitions of failed banks in accordance with the acquisition method as outlined in Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. The acquisition method requires: a) identification of the entity that obtains control of the acquiree; b) determination of the acquisition date; c) recognition and measurement of the identifiable assets acquired and liabilities assumed, and any noncontrolling interest in the acquiree; and d) recognition and measurement of goodwill or bargain purchase gain.

Identifiable assets acquired, liabilities assumed, and any noncontrolling interest in acquirees are generally recognized at their acquisition date fair values (i.e. "day-one fair values") based on the requirements of ASC Topic 820, *Fair Value Measurements and Disclosures*. The measurement period for day-one fair values begins on the acquisition date and ends the earlier of: (a) the day a bank believes it has all the information necessary to determine day-one fair values; or (b) one year following the acquisition date. In many cases, the determination of these day-one fair values requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to recast adjustments, which are retrospective adjustments to reflect new information existing at the acquisition date affecting day-one fair values. More specifically, recast adjustments for loans and other real estate owned may be made, as market value data, such as appraisals, are received by the bank. Increases or decreases to day-one fair values are reflected with a corresponding increase or decrease to goodwill or bargain purchase gain.

Acquisition related costs are expensed as incurred unless those costs are related to issuing debt or equity securities used to finance the acquisition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mortgage Banking Activities – Mortgage loans originated and intended for sale in the secondary market are carried at fair value, as determined by outstanding commitments from investors. Net gains and losses are recorded as a component of mortgage banking income. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold. Substantially all of the gain or loss on the sale of loans are reported in earnings when loans are locked.

Commitments to fund mortgage loans ("interest rate lock commitments") to be sold into the secondary market and non-exchange traded mandatory forward sales contracts ("forward contracts") for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the Bank enters into the derivative. Generally, the Bank enters into forward contracts for the future delivery of mortgage loans when interest rate lock commitments are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these mortgage derivatives are included in net gains on sales of loans, which is a component of Mortgage Banking income on the income statement.

Mortgage loans held for sale are generally sold with the mortgage servicing rights ("MSR") retained. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Amortization of MSRs are initially set at seven years and subsequently adjusted on a quarterly basis based on the weighted average remaining life of the underlying loans.

MSRs are evaluated for impairment based upon the fair value of the MSRs as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Bank later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the valuation allowance may be recorded as an increase to income. Changes in valuation allowances are reported within Mortgage Banking income on the income statement. The fair values of MSRs are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

A primary factor influencing the fair value is the estimated life of the underlying serviced loans. The estimated life of the serviced loans is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs generally will decline due to higher expected prepayments within the portfolio. Alternatively, during a period of rising interest rates the fair value of MSRs generally will increase as prepayments on the underlying loans would be expected to decline. Based on the estimated fair value at December 31, 2012, management determined 10 of the 35 tranches within the MSR portfolio were impaired and booked impairment expense of $142,000 during 2012 ending the year with a total valuation allowance of $345,000.

Loan servicing income is reported on the income statement as a component of Mortgage Banking income. Loan servicing income is recorded as loan payments are collected and includes servicing fees from investors and certain charges collected from borrowers. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of MSRs is netted against loan servicing fee income. Loan servicing income totaled $2.2 million, $2.8 million and $3.1 million for the years ended December 31, 2012, 2011 and 2010. Late fees and ancillary fees related to loan servicing are not material.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums or discounts, deferred loan fees and costs and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is typically discontinued at the time the loan is 80 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In most cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Non-accrual loans and loans past due 80 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

All interest accrued but not received for all classes of loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured, typically a minimum of six months of performance. Consumer and credit card loans, are not placed on non-accrual status, but are reviewed periodically and charged off when the loans reach 120 days past due or at any point the loan is deemed uncollectible.

Loans purchased in the acquisitions of failed banks may be accounted for using the following accounting standards:

- ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*, is used to value loans with post origination credit quality deterioration. For these loans, it is probable the acquirer will be unable to collect all contractually required payments from the borrower. Under ASC Topic 310-30, the expected cash flows that exceed the initial investment in the loan (fair value) represent the "accretable yield," which is recognized as interest income on a level-yield basis over the expected cash flow periods of the loans.

- ASC Topic 310-20, *Non Refundable Fees and Other Costs*, is used to value loans that have not demonstrated post origination credit quality deterioration and the acquirer expects to collect all contractually required payments from the borrower. For these loans, the difference between the fair value of the loan at acquisition and the amortized cost of the loan would be amortized or accreted into income using the interest method.

Purchased Credit Impaired Loans (ASC Topic 310-30) – Management individually evaluates substantially all purchased credit impaired loans. This evaluation allows management to determine the estimated fair value of the purchased credit impaired loans and includes no carryover of any previously recorded allowance for loan losses by the failed banks. In determining the estimated fair value of purchased credit impaired loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods and net present value of cash flows expected to be received. To the extent that any purchased credit impaired loan acquired in a FDIC-assisted acquisition is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the purchased credit impaired loans that were individually reviewed in that purchased loan portfolio. For the two 2012 acquisitions, RB&T elected to account for purchased credit impaired loans individually, as opposed to aggregating the loans into pools based on common risk characteristics such as loan type.

In determining the day-one fair values of purchased credit impaired loans, management calculates a non-accretable difference (the credit component) and an accretable difference (the yield component). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management's determination of the day-one fair values. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows will result in a reversal of the provision for loan losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income. Estimated prepayments are treated consistently for cash flows expected to be collected and projections of contractual cash flows such that the credit component is not affected. The accretable difference on purchased credit impaired loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the level yield method over the expected cash flow periods of the loans.

With regard to purchased credit impaired loans, management separately monitors this portfolio regularly, and on at least a quarterly basis, reviews the loans within this portfolio against the factors and assumptions used in determining the day-one fair values. In addition to its quarterly evaluation, a loan is typically reviewed when it is modified or extended, or when material information becomes available to the Bank that provides additional insight regarding the loan's performance, the status of the borrower, or the quality or value of the underlying collateral.

To the extent that a purchased credit impaired loan's performance deteriorates from management's expectation established in conjunction with the determination of the day-one fair values, such loan would generally be considered impaired and could require loan loss provisions.

Purchased Loans (ASC Topic 310-20) – Purchased loans accounted for under ASC Topic 310-20 are accounted for as would any other Bank-originated loan, potentially becoming nonaccrual or impaired, as well as being risk rated under the Bank's standard practices and procedures. In addition, purchased loans accounted for under ASC Topic 310-20 are considered in the determination of the required allowance for loan losses once day-one fair values have been finalized.

Allowance for Loan Losses – The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

The specific component is made for loans individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that meet the following classifications are considered impaired:

- All loans, excluding purchased credit impaired loans accounted for under ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*, internally classified as "Substandard," "Doubtful" or "Loss;"
- All loans, excluding ASC Topic 310-30 purchased credit impaired loans, on non-accrual status;
- All retail and commercial troubled debt restructurings ("TDRs"), including ASC Topic 310-30 purchased credit impaired loans. TDRs are loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties;
- ASC Topic 310-30 purchased credit impaired loans whereby current projected cash flows have deteriorated since acquisition, or cash flows cannot be reasonably estimated in terms of timing and amounts; and
- Any other situation where the collection of total amount due for a loan is improbable or otherwise meets the definition of impaired.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial real estate, commercial and construction loans over $1 million by evaluating either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses covers loans collectively evaluated for impairment and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by loan performance and class and is based on the actual loss history experienced by the Bank. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are included in the general component unless classified as TDRs.

For "Pass" rated or nonrated loans, management evaluates the loan portfolio by reviewing the historical loss rate for each respective loan class. Management evaluates the following historical loss rate scenarios:

- Rolling four quarter
- Rolling eight quarter average
- Rolling twelve quarter average
- Rolling sixteen quarter average
- Current year to date historical loss factor (average)
- Prior annual three year historical loss factors
- Peer group data

Currently, management has assigned a greater emphasis to the higher of the rolling eight quarter and rolling twelve quarter averages when determining its historical loss factors for its "Pass" rated and all nonrated loans.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Historical loss rates for non-performing loans, which are not individually evaluated for impairment, are analyzed using loss migration analysis by loan class of prior year loss results.

Loan classes are evaluated utilizing subjective factors in addition to the historical loss calculations to determine a loss allocation for each of those classes. Management assigns risk multiples to certain classes to account for qualitative factors such as:

- Changes in nature, volume and seasoning of the loan portfolio;
- Changes in experience, ability, and depth of lending management and other relevant staff;
- Changes in the quality of the Bank's loan review system;
- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses;
- Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
- Changes in the value of underlying collateral for collateral-dependent loans;
- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments;
- The existence and effect of any concentrations of credit, and changes in the level of such concentrations; and
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution's existing portfolio.

In addition, when qualitative factors, such as a general decline in home values, indicate an elevated risk of loss, management performs additional analysis on the portfolio segment, such as updating collateral values on a test basis.

A "portfolio segment" is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for loan losses. A "class" of loans represents further disaggregation of a portfolio segment based on risk characteristics and the entity's method for monitoring and assessing credit risk. In developing its allowance methodology, the Company has identified the following Traditional Banking portfolio segments:

<u>Portfolio Segment 1</u> – Loans where the allowance methodology is determined based on a loan grading system (primarily commercial and commercial related loans).

For this portfolio, the Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, public information, and current economic trends. The Bank also considers the fair value of the underlying collateral and the strength and willingness of the guarantor(s). The Bank analyzes loans individually and based on this analysis, establishes a credit risk rating.

<u>Portfolio Segment 2</u> – Loans where the allowance methodology is driven by delinquency and non-accrual data (primarily retail mortgage or consumer related)

For this portfolio, the Bank analyzes risk classes based on delinquency and/or non-accrual status.

See Footnote 4 "Loans and Allowance for Loan Losses" in this section of the filing for additional discussion regarding the Company's Allowance for Loan Losses.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned – Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Premises and Equipment, Net – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets on the straight-line method. Estimated lives typically range from 25 to 39 years for buildings and improvements, three to ten years for furniture, fixtures and equipment and three to five years for leasehold improvements.

Federal Home Loan Bank Stock – The Bank is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are recorded as interest income.

Goodwill and Other Intangible Assets – Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are individually identified and separately recognized. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually.

The Bank has selected September 30th as the date to perform its annual goodwill impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Bank's balance sheet.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from bank acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which can range from two to ten years.

Off Balance Sheet Financial Instruments – Financial instruments include off balance sheet credit instruments, such as commitments to fund loans and standby letters of credit. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded upon funding. Instruments such as standby letters of credit are considered financial guarantees and are recorded at fair value.

Derivatives – The Bank only utilizes derivative instruments as described in Footnote 6 "*Mortgage Banking Activities*" in this section of the filing.

Stock Based Compensation – For stock options and restricted stock awards issued to employees, compensation cost is recognized based on the fair value of these awards at the date of grant. The Company utilized a Black-Scholes model to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation expense is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes – Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Retirement Plans – 401(k) plan expense is recorded as a component of salaries and employee benefits and represents the amount of Company matching contributions.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Earnings Per Common Share – Basic earnings per share is based on net income (in the case of Class B Common Stock, less the dividend preference on Class A Common Stock), divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock dividends through the date of issuance of the financial statements.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity, net of tax.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash and Cash Equivalents – Republic is required by the Federal Reserve Bank ("FRB") to maintain average reserve balances. Cash and due from banks on the consolidated balance sheet includes $744,000 and $3 million of required reserve balances at December 31, 2012 and 2011. The Bank does not earn interest on cash balances at its branches and within its Automated Teller Machine ("ATM") network. It does a earn a nominal interest rate for reserve balances maintained at the FRB.

Equity – Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

Dividend Restrictions – Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Segment Information – Segments represent parts of the Company evaluated by management with separate financial information. Republic's internal information is primarily reported and evaluated in three lines of business – Traditional Banking, Mortgage Banking and RPG.

Reclassifications and recasts – Certain amounts presented in prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on prior years' net income. Additionally, as discussed above and in Footnote 2 *"Acquisitions of Failed Banks,"* during the second, third and fourth quarters of 2012 the Bank posted adjustments to the TCB and FCB acquired assets in the determination of day-one fair values, which resulted in an overall adjustment to the bargain purchase gain.

2. ACQUISITIONS OF FAILED BANKS

OVERVIEW

As Republic entered the 2012 calendar year, it implemented an acquisition strategy to selectively grow its franchise as a compliment to its internal growth strategies.

During 2012, RB&T acquired two failed institutions in FDIC-assisted transactions. RB&T acquired certain assets and assumed certain liabilities of Tennessee Commerce Bank ("TCB") during the first quarter of 2012 and First Commercial Bank ("FCB") during the third quarter of 2012. The Company did not raise capital to complete either of these acquisitions.

RB&T determined that the acquisitions of these failed banks constituted "business acquisitions" as defined by ASC Topic 805, *Business Combinations*. Accordingly, the assets acquired and liabilities assumed are presented at their estimated fair values, as required. Fair values were determined based on the requirements of ASC Topic 820, *Fair Value Measurements and Disclosures*. In many cases, the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change.

Tennessee Commerce Bank

On January 27, 2012, RB&T acquired specific assets and assumed substantially all of the deposits and specific other liabilities of TCB, headquartered in Franklin, Tennessee from the FDIC, as receiver for TCB, pursuant to the terms of a Purchase and Assumption Agreement — Whole Bank; All Deposits entered into among RB&T, the FDIC as receiver of TCB and the FDIC. On January 30, 2012, TCB's sole location re-opened as a division of RB&T.

RB&T acquired approximately $221 million in notional assets from the FDIC as receiver for TCB. In addition, RB&T also recorded a receivable from the FDIC for approximately $785 million, which represented the net difference between the assets acquired and the liabilities assumed adjusted for the discount RB&T received for the acquisition. The FDIC paid approximately $771 million of this receivable on January 30, 2012 with the remaining $14 million paid on February 15, 2012.

First Commercial Bank

On September 7, 2012, RB&T acquired specific assets and assumed substantially all of the liabilities of FCB, headquartered in Bloomington, Minnesota from the FDIC, as receiver for FCB, pursuant to the terms of a Purchase and Assumption Agreement — Whole Bank; All Deposits, entered into among RB&T, the FDIC as receiver of FCB and the FDIC. On September 10, 2012, FCB's sole location re-opened as a division of RB&T.

RB&T acquired approximately $215 million in notional assets from the FDIC as receiver for FCB. In addition, RB&T also recorded a receivable from the FDIC for approximately $64 million, which represented the net difference between the assets acquired and the liabilities assumed adjusted for the discount RB&T received for the acquisition. The FDIC paid substantially all of this receivable to RB&T on September 10, 2012.

2. ACQUISITIONS OF FAILED BANKS *(continued)*

ACQUISITION SUMMARIES

A summary of the assets acquired and liabilities assumed in the 2012 acquisitions of failed banks, including recast adjustments, follows:

Tennessee Commerce Bank	**January 27, 2012**			
	As Previously Reported		**As Recasted**	
(in thousands)	**Contractual Amount**	**Fair Value Adjustments**	**Recast Adjustments**	**Fair Value**
Assets acquired:				
Cash and cash equivalents	$ 61,943	$ (89)	$ (2)	$ 61,852
Securities available for sale	42,646	-	-	42,646
Loans to be repurchased by the FDIC, net of discount	19,800	(2,797)	-	17,003
Loans	79,112	(22,666)	830	57,276
Federal Home Loan Bank stock, at cost	2,491	-	-	2,491
Other assets and accrued interest receivable	945	(60)	-	885
Other real estate owned	14,189	(3,359)	(1,113)	9,717
Core deposit intangible	-	64	-	64
Discount	(56,970)	56,970	-	-
FDIC settlement receivable	784,545	-	-	784,545
Total assets acquired	$ 948,701	$ 28,063	$ (285)	$ 976,479
Liabilities assumed:				
Deposits				
Non interest-bearing	$ 19,754	$ -	$ -	$ 19,754
Interest-bearing	927,641	54	-	927,695
Total deposits	947,395	54	-	947,449
Accrued income taxes payable	-	9,988	(100)	9,888
Other liabilities and accrued interest payable	1,306	110	-	1,416
Total liabilities assumed	$ 948,701	$ 10,152	$ (100)	$ 958,753
Equity				
Bargain purchase gain, net of taxes	-	17,911	(185)	17,726
Total liabilities assumed and equity	$ 948,701	$ 28,063	$ (285)	$ 976,479

Information obtained subsequent to January 27, 2012 and through September 30, 2012 was considered in forming TCB estimates of cash flows and collateral values as of the January 27, 2012 acquisition date, i.e. TCB's day-one fair values. Day-one fair values for TCB were considered final as of September 30, 2012, which is the date the Bank believed it had all the information necessary to determine TCB's day-one fair values.

2. ACQUISITIONS OF FAILED BANKS *(continued)*

Information obtained subsequent to September 7, 2012 and through the date of this filing was considered in forming FCB estimates of cash flows and collateral values as of the September 7, 2012 acquisition date, i.e. FCB's day-one fair values. Due to the compressed due diligence period for this FDIC assisted acquisition, FCB's day-one fair values for loans and OREO are not considered final and therefore still subject to recast adjustments no later than September 7, 2013.

First Commercial Bank	**September 7, 2012**			
	As Previously Reported		**As Recasted**	
(in thousands)	**Contractual Amount**	**Fair Value Adjustments**	**Recast Adjustments**	**Fair Value**
Assets acquired:				
Cash and cash equivalents	$ 10,524	$ -	$ -	$ 10,524
Securities available for sale	12,002	-	-	12,002
Loans	171,744	(44,214)	423	127,953
Federal Home Loan Bank stock, at cost	407	-	-	407
Other assets and accrued interest receivable	829	(95)	-	734
Other real estate owned	19,360	(8,389)	289	11,260
Core deposit intangible	-	559	-	559
Discount	(79,412)	79,412	-	-
FDIC settlement receivable	64,326	-	-	64,326
Total assets acquired	$ 199,780	$ 27,273	$ 712	$ 227,765
Liabilities assumed:				
Deposits				
Non interest-bearing	$ 7,197	$ -	$ -	$ 7,197
Interest-bearing	189,057	(3)	-	189,054
Total deposits	196,254	(3)	-	196,251
Federal Home Loan Bank advances	3,002	63	-	3,065
Accrued income taxes payable	-	9,706	249	9,955
Other liabilities and accrued interest payable	524	101	-	625
Total liabilities assumed	$ 199,780	$ 9,867	$ 249	$ 209,896
Equity				
Bargain purchase gain, net of taxes	-	17,406	463	17,869
Total liabilities assumed and equity	$ 199,780	$ 27,273	$ 712	$ 227,765

2. ACQUISITIONS OF FAILED BANKS *(continued)*

A summary of the net assets acquired from the FDIC and the estimated fair value adjustments as of the respective acquisition dates follows:

Tennessee Commerce Bank	January 27, 2012			
(in thousands)	As Previously Reported	Second Quarter Recast Adjustments	Third Quarter Recast Adjustments	As Recasted
Assets acquired, at contractual amount	$ 221,126	$ -	$ -	$ 221,126
Liabilities assumed, at contractual amount	(948,701)	-	-	(948,701)
Net liabilities assumed per the P&A Agreement	(727,575)	-	-	(727,575)
Contractual discount	(56,970)	-	-	(56,970)
Net receivable from the FDIC	$ (784,545)	$ -	$ -	$ (784,545)
Fair value adjustments:				
Loans	$ (22,666)	$ 919	$ (89)	$ (21,836)
Discount for loans to be repurchased by the FDIC	(2,797)	-	-	(2,797)
Other real estate owned	(3,359)	(1,000)	(113)	(4,472)
Other assets and accrued interest receivable	(60)	-	-	(60)
Core deposit intangible	64	-	-	64
Deposits	(54)	-	-	(54)
All other	(199)	(15)	13	(201)
Total fair value adjustments	(29,071)	(96)	(189)	(29,356)
Discount	56,970	-	-	56,970
Bargain purchase gain, pre-tax	$ 27,899	$ (96)	$ (189)	$ 27,614

First Commercial Bank	September 7, 2012		
(in thousands)	As Previously Reported	Fourth Quarter Recast Adjustments	As Recasted
Assets acquired, at contractual amount	$ 214,866	$ -	$ 214,866
Liabilities assumed, at contractual amount	(199,780)	-	(199,780)
Net liabilities assumed per the P&A Agreement	15,086	-	15,086
Contractual discount	(79,412)	-	(79,412)
Net receivable from the FDIC	$ (64,326)	$ -	$ (64,326)
Fair value adjustments:			
Loans	$ (44,214)	$ 423	$ (43,791)
Other real estate owned	(8,389)	289	(8,100)
Other assets and accrued interest receivable	(95)	-	(95)
Core deposit intangible	559	-	559
Deposits	3	-	3
Federal Home Loan Bank advances	(63)	-	(63)
All other	(101)	-	(101)
Total fair value adjustments	(52,300)	712	(51,588)
Discount	79,412	-	79,412
Bargain purchase gain, pre-tax	$ 27,112	$ 712	$ 27,824

2. ACQUISITIONS OF FAILED BANKS *(continued)*

Tennessee Commerce Bank

During the first quarter of 2012, the Bank recorded an initial bargain purchase gain of $27.9 million as a result of the TCB acquisition. The bargain purchase gain was realized because the overall price paid by RB&T was substantially less than the fair value of the TCB assets acquired and liabilities assumed in the acquisition. Subsequent to the first quarter of 2012, the Bank posted adjustments to the acquired assets for its FDIC-assisted acquisition in the determination of day-one fair values and recorded a net decrease to the bargain purchase gain of $285,000, as additional information relative to the day-one fair values became available.

On January 27, 2012, RB&T did not immediately acquire the TCB banking facility, including outstanding lease agreements and furniture, fixtures and equipment. During the third quarter of 2012, RB&T renegotiated a new lease with the landlord related to the sole banking facility and acquired all related data processing equipment and fixed assets totaling approximately $573,000.

First Commercial Bank

During the third quarter of 2012, the Bank recorded an initial bargain purchase gain of $27.1 million as a result of the FCB acquisition. The bargain purchase gain was realized because the overall price paid by RB&T was substantially less than the fair value of the FCB assets acquired and liabilities assumed in the acquisition. During the fourth quarter of 2012, the Bank posted adjustments to the acquired assets for its FDIC-assisted acquisition in the determination of day-one fair values and recorded a net increase to the bargain purchase gain of $712,000, as additional relative information relative to the day-one fair values became available.

On September 7, 2012, RB&T did not immediately acquire the FCB banking facility, including outstanding lease agreements and furniture, fixtures and equipment. RB&T acquired all data processing equipment and fixed assets totaling approximately $328,000 during the fourth quarter of 2012.

FAIR VALUE METHODS ASSOCIATED WITH THE ACQUISITIONS OF FAILED BANKS

The following is a description of the methods used to determine the fair values of significant assets and liabilities at the respective acquisition dates as presented throughout:

Cash and Due from Banks and Interest-bearing Deposits in Banks – The carrying amount of these assets, adjusted for any cash items deemed uncollectible by management, was determined to be a reasonable estimate of fair value based on their short-term nature.

Investment Securities – Investment securities were acquired at fair value from the FDIC. The fair values provided by the FDIC were reviewed and considered reasonable based on RB&T's understanding of the marketplace. FHLB stock was acquired at cost, as it is not practicable to determine its fair value given restrictions on its marketability.

With the TCB acquisition, RB&T acquired $43 million in securities at fair value. The majority of the securities acquired were subsequently sold or called during the first quarter of 2012 with RB&T realizing a net gain on the corresponding transactions of approximately $56,000. The Bank sold these securities because management determined that the acquired securities did not fit within the Bank's traditional investment strategies.

With the FCB acquisition, RB&T acquired $12 million in securities at fair value. The nature of these securities acquired were consistent with RB&T's existing investment portfolio and RB&T elected not to sell these securities.

Loans – Fair values for loans were based on a discounted cash flow methodology that considered factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting current market rates for new originations of comparable loans adjusted for the risk inherent in the cash flow estimates.

2. ACQUISITIONS OF FAILED BANKS *(continued)*

Certain loans that were deemed to be collateral dependent were valued based on the fair value of the underlying collateral. These estimates were based on the most recently available real estate appraisals with certain adjustments made based on the type of property, age of appraisal, current status of the property and other related factors to estimate the current value of the collateral.

With the TCB acquisition, RB&T purchased approximately $99 million in loans with a fair value of approximately $74 million. Subsequent to January 27, 2012, the FDIC repurchased approximately $20 million of TCB loans at a price of par less the original discount of $3 million that RB&T received when it purchased the loans. Loans repurchased by the FDIC were valued at the contractual amount reduced by the applicable discount.

With the FCB acquisition, RB&T purchased approximately $172 million in loans with a fair value of approximately $128 million.

The composition of acquired loans as of the respective acquisition dates follows:

Tennessee Commerce Bank	**January 27, 2012**			
	As Previously Reported		**As Recasted**	
(in thousands)	**Contractual Amount**	**Fair Value Adjustments**	**Recast Adjustments**	**Fair Value**
Residential real estate	$ 22,693	$ (4,076)	$ 243	$ 18,860
Commercial real estate	18,646	(6,971)	1,988	13,663
Real estate construction	14,877	(2,681)	(1,972)	10,224
Commercial	13,224	(6,939)	496	6,781
Home equity	6,220	(606)	24	5,638
Consumer:				
Credit cards	608	(22)	-	586
Overdrafts	672	(621)	-	51
Other consumer	2,172	(750)	51	1,473
Total loans	$ 79,112	$ (22,666)	$ 830	$ 57,276

First Commercial Bank	**September 7, 2012**			
	As Previously Reported		**As Recasted**	
(in thousands)	**Contractual Amount**	**Fair Value Adjustments**	**Recast Adjustments**	**Fair Value**
Residential real estate	$ 48,409	$ (9,634)	$ (1,175)	$ 37,600
Commercial real estate	82,161	(12,330)	(2,126)	67,705
Real estate construction	14,918	(6,182)	191	8,927
Commercial	25,475	(16,060)	3,533	12,948
Home equity	404	(3)	-	401
Consumer:				
Credit cards	-	-	-	-
Overdrafts	6	-	-	6
Other consumer	371	(5)	-	366
Total loans	$ 171,744	$ (44,214)	$ 423	$ 127,953

2. ACQUISITIONS OF FAILED BANKS *(continued)*

The following table presents the purchased loans that are included within the scope of ASC Topic 310-30 at the respective acquisition dates:

Tennessee Commerce Bank	January 27, 2012		
(in thousands)	As Previously Reported	Recast Adjustments	As Recasted
Contractually-required principal and interest payments	$ 52,278	$ -	$ 52,278
Non-accretable difference	(21,308)	903	(20,405)
Cash flows expected to be collected	30,970	903	31,873
Accretable yield	(425)	(73)	(498)
Fair value of loans	$ 30,545	$ 830	$ 31,375

First Commercial Bank	September 7, 2012		
(in thousands)	As Previously Reported	Recast Adjustments	As Recasted
Contractually-required principal and interest payments	$ 116,940	$ -	$ 116,940
Non-accretable difference	(33,523)	508	(33,015)
Cash flows expected to be collected	83,417	508	83,925
Accretable yield	(2,827)	(85)	(2,912)
Fair value of loans	$ 80,590	$ 423	$ 81,013

The following table presents a rollforward of the accretable yield on the purchased loans within the scope of ASC Topic 310-30 for the year ended December 31, 2012:

(in thousands)	Tennessee Commerce Bank	First Commercial Bank	Total
Beginning balance, as recasted	$ (498)	$ (2,912)	$ (3,410)
Transfers between non-accretable and accretable	-	-	-
Accreted/(Amortized) into interest income on loans, including loan fees	179	136	315
Other changes	-	-	-
Ending balance	$ (319)	$ (2,776)	$ (3,095)

Changes between the accretable and non-accretable components within the measurement period for TCB were deemed to be the result of facts and circumstances that existed the day of the acquisition and became known to RB&T after the fact. Thus, any adjustments between the two categories within the measurement period were deemed to be recast adjustments to the bargain purchase gain.

For the year ended December 31, 2012, RB&T did not "transfer" any amounts between non-accretable and accretable yield related to the FCB acquisition. Instead, any changes between the accretable and non-accretable components were deemed to be the result of facts and circumstances that existed the day of the acquisition and became known to RB&T after the fact. Thus any adjustments between the two categories since the date of acquisition were deemed to be recast adjustments to the bargain purchase gain.

2. ACQUISITIONS OF FAILED BANKS *(continued)*

Core Deposit Intangible – In its assumption of the deposit liabilities for the 2012 acquisitions, RB&T believed that the customer relationships associated with these deposits had intangible value, although this value was anticipated to be modest given the nature of the deposit accounts and the anticipated rapid account run-off since acquired. RB&T recorded a core deposit intangible asset of $64,000 and $559,000 related to the TCB and FCB acquisitions. The fair value of these intangible assets were estimated based on a discounted cash flow methodology that gave appropriate consideration to type of deposit, deposit retention, cost of the deposit base, and net maintenance cost attributable to customer deposits.

OREO – OREO is presented at fair value, which is the estimated value that management expects to receive when the property is sold, net of related costs to sell. These estimates were based on the most recently available real estate appraisals, with certain adjustments made based on the type of property, age of appraisal, current status of the property and other related factors to estimate the current value of the property.

RB&T acquired $14 million in OREO related to the TCB acquisition, which was reduced by a $3 million fair value adjustment as of January 27, 2012. Subsequent to the first quarter, RB&T posted a net recast adjustment of $1 million to OREO to mark several properties to market based on appraisals received.

RB&T acquired $19 million in OREO related to the FCB acquisition, which was reduced by a $8 million fair value adjustment as of September 7, 2012. Subsequent to the third quarter, RB&T posted a net recast adjustment of $289,000 to OREO to mark several properties to market based on appraisals received.

FHLB Advances – RB&T acquired $3 million in FHLB advances related to the FCB acquisition. The advances were marked to market as of the acquisition date based on their early termination penalties as of that date. RB&T paid off the advances during the third quarter of 2012 at no additional loss beyond the fair value adjustment as of their date of acquisition.

Deposits – The fair values used for the demand and savings deposits that comprise the acquisition accounts acquired, by definition, equal the amount payable on demand at the acquisition date. The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered to the interest rates embedded on such time deposits.

RB&T assumed $947 million in deposits at estimated fair value in connection with the TCB acquisition. As permitted by the FDIC, within seven days of the acquisition date, RB&T had the option to disclose to TCB's deposit customers that it was repricing the acquired deposit portfolios. In addition, depositors had the option to withdraw funds without penalty. RB&T chose to re-price all of the acquired TCB interest-bearing deposits, including transaction, time and brokered deposits with an effective date of January 28, 2012. This re-pricing triggered time and brokered deposit run-off consistent with management's expectations. Through December 31, 2012, approximately 96% of the assumed TCB interest-bearing deposit account balances had exited RB&T, with no penalty on the applicable time and brokered deposits. At December 31, 2012, RB&T had $42 million of deposits remaining from the TCB acquisition.

RB&T assumed $196 million in deposits at estimated fair value in connection with the FCB acquisition. RB&T chose to re-price all of the acquired FCB time deposits with an effective date of October 1, 2012. This re-pricing triggered certificate of deposit run-off consistent with management's expectations. Through December 31, 2012, approximately 67% of the assumed interest-bearing deposit account balances had exited RB&T, with no penalty on the applicable time and brokered deposits. At December 31, 2012, RB&T had $70 million of deposits remaining from the FCB acquisition.

2. ACQUISITIONS OF FAILED BANKS *(continued)*

The composition of deposits assumed at fair value as of the respective 2012 acquisition dates follows:

Tennessee Commerce Bank	**January 27, 2012**			
(in thousands)	**Contractual Amount**	**Fair Value Adjustments**	**Recast Adjustments**	**Fair Value**
Demand	$ 3,190	$ -	$ -	$ 3,190
Money market accounts	11,338	-	-	11,338
Savings	91,859	-	-	91,859
Individual retirement accounts*	15,486	-	-	15,486
Time deposits, $100,000 and over*	278,825	-	-	278,825
Other certificates of deposit*	108,003	14	-	108,017
Brokered certificates of deposit*	418,940	40	-	418,980
Total interest-bearing deposits	927,641	54	-	927,695
Total non interest-bearing deposits	19,754	-	-	19,754
Total deposits	$ 947,395	$ 54	$ -	$ 947,449

First Commercial Bank	**September 7, 2012**			
(in thousands)	**Contractual Amount**	**Fair Value Adjustments**	**Recast Adjustments**	**Fair Value**
Demand	$ 4,003	$ -	$ -	$ 4,003
Money market accounts	38,187	-	-	38,187
Savings	-	-	-	-
Individual retirement accounts*	16,780	-	-	16,780
Time deposits, $100,000 and over*	14,740	-	-	14,740
Other certificates of deposit*	62,033	-	-	62,033
Brokered certificates of deposit*	53,314	3	-	53,317
Total interest-bearing deposits	189,057	3	-	189,060
Total non interest-bearing deposits	7,197	-	-	7,197
Total deposits	$ 196,254	$ 3	$ -	$ 196,257

**** - denotes a time deposit***

2. ACQUISITIONS OF FAILED BANKS *(continued)*

RESULTS OF OPERATIONS

With regard to the 2012 acquisitions of failed banks, disclosure of supplemental pro forma financial information and prior period comparisons is deemed neither practical nor meaningful given the troubled nature of the institutions prior to RB&T's acquisition. Results of operations for the TCB and FCB franchises included in the consolidated results for 2012 follows:

(in thousands)	Tennessee Commerce Bank	First Commercial Bank	Total Acquired Banks
Interest income:			
Loans, including fees	$ 3,741	$ 2,481	$ 6,222
Taxable investment securities	764	10	774
Total interest income	4,505	2,491	6,996
Interest expense:			
Deposits	62	200	262
Total interest expense	62	200	262
Net interest income	4,443	2,291	6,734
Provision for loan losses	61	153	214
Net interest income after provision for loan losses	4,382	2,138	6,520
Non interest income:			
Service charges on deposit accounts	70	29	99
Bargain purchase gain	27,614	27,824	55,438
Gain on sale of securities available for sale	56	-	56
Other	705	5	710
Total non interest income	28,445	27,858	56,303
Non interest income			
Salaries and employee benefits	2,933	1,072	4,005
Occupancy and equipment, net	890	409	1,299
Communication and transportation	197	27	224
Marketing and development	13	3	16
FDIC insurance expense	66	27	93
Data processing	645	267	912
Supplies	29	42	71
Other real estate owned expense	405	413	818
Other	1,024	1,011	2,035
Total non interest expenses	6,202	3,271	9,473
Income before income tax expense	$ 26,625	$ 26,725	$ 53,350

Related to the TCB acquisition, RB&T incurred acquisition and integration costs of approximately $1.8 million through December 31, 2012. Included in the total integration costs was $724,000 for estimated short-term retention bonuses for certain former TCB employees and short-term incentive bonuses for existing RB&T employees related to the successful branch consolidation and core system conversion completed in July 2012. In addition, total integration costs included $642,000 for estimated professional and consulting fees, as well as $471,000 for a long-term incentive program for RB&T employees based upon a two-year profitability target for the overall TCB operation. On July 13, 2012, RB&T converted the TCB core operating platform into its own. Beginning in August, TCB achieved direct operating expenses more in-line with other banking center operating costs.

2. ACQUISITIONS OF FAILED BANKS *(continued)*

Related to the FCB acquisition, RB&T accrued acquisition and integration costs of approximately $1.3 million through December 31, 2012. Included in the total integration costs was $380,000 for estimated short-term retention bonuses for certain former FCB employees and short-term incentive bonuses for existing RB&T employees related to a successful branch consolidation and core system conversion. In addition, total integration costs included $710,000 for estimated professional and consulting fees, as well as $199,000 for a long-term incentive program for RB&T employees based upon a two-year profitability target for the overall FCB operation.

3. INVESTMENT SECURITIES

Securities available for sale:

The gross amortized cost and fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

December 31, 2012 *(in thousands)*		**Gross Amortized Cost**		**Gross Unrealized Gains**		**Gross Unrealized Losses**		**Fair Value**
U.S. Treasury securities and								
U.S. Government agencies	$	38,931	$	547	$	(6)	$	39,472
Private label mortgage backed security		5,684		3		-		5,687
Mortgage backed securities - residential		190,569		6,641		-		197,210
Collateralized mortgage obligations		194,427		1,580		(130)		195,877
Total securities available for sale	$	429,611	$	8,771	$	(136)	$	438,246

December 31, 2011 *(in thousands)*		Gross Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. Treasury securities and								
U.S. Government agencies	$	152,085	$	814	$	(225)	$	152,674
Private label mortgage backed security		5,818		-		(1,276)		4,542
Mortgage backed securities - residential		287,013		6,343		(27)		293,329
Collateralized mortgage obligations		194,663		1,281		(541)		195,403
Total securities available for sale	$	639,579	$	8,438	$	(2,069)	$	645,948

Mortgage backed Securities

At December 31, 2012, with the exception of the $5.7 million private label mortgage backed security, all other mortgage backed securities held by the Bank were issued by U.S. government-sponsored entities and agencies, primarily Freddie Mac and Fannie Mae ("FNMA"), institutions that the government has affirmed its commitment to support. At December 31, 2012 and 2011, there were gross unrealized/unrecognized losses of $130,000 and $568,000 related to available for sale and held to maturity mortgage backed securities. Because the decline in fair value of these mortgage backed securities is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Bank does not have the intent to sell these mortgage backed securities, and it is likely that it will not be required to sell the securities before their anticipated recovery, management does not consider these securities to be other-than-temporarily impaired.

3. INVESTMENT SECURITIES *(continued)*

Securities to be held to maturity:

The carrying value, gross unrecognized gains and losses, and fair value of securities to be held to maturity were as follows:

December 31, 2012 *(in thousands)*	Carrying Value	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
U.S. Treasury securities and				
U.S. Government agencies	**$ 4,388**	**$ 27**	**$ -**	**$ 4,415**
Mortgage backed securities - residential	**827**	**63**	**-**	**890**
Collateralized mortgage obligations	**40,795**	**316**	**-**	**41,111**
Total securities to be held to maturity	**$ 46,010**	**$ 406**	**$ -**	**$ 46,416**

December 31, 2011 *(in thousands)*	Carrying Value	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
U.S. Treasury securities and				
U.S. Government agencies	$ 4,233	$ 18	$ (10)	$ 4,241
Mortgage backed securities - residential	1,376	101	-	1,477
Collateralized mortgage obligations	22,465	159	-	22,624
Total securities to be held to maturity	$ 28,074	$ 278	$ (10)	$ 28,342

Sales of Securities Available for Sale

During 2012, the Bank recognized gross gains of $56,000 and gross losses of $0 in earnings for sales of securities available for sale. Gross gains were recognized as follows in 2012:

- The Bank sold six available for sale securities acquired in the TCB acquisition with an amortized cost of $35 million, resulting in a pre-tax gain of $53,000 during the first quarter of 2012.
- The Bank realized $3,000 in pre-tax gains related to unamortized discount accretion on $10 million of callable U.S. Government agencies that were called during the first quarter of 2012 before their maturity.
- There were no sales of securities available for sale during the second, third and fourth quarters of 2012.

See additional discussion regarding securities acquired in connection with the TCB acquisition in this section of the filing under Footnote 2 "Acquisitions of Failed Banks."

During 2011, the Bank recognized gross gains of $2.3 million and gross losses of $0 in earnings for sales of securities available for sale. Gross gains were recognized as follows in 2011:

- There were no sales of securities available for sale during the first quarter of 2011.
- During the second quarter of 2011, the Bank sold available for sale mortgage backed securities with an amortized cost of $132 million, resulting in a pre-tax gain of $1.9 million.
- During the third quarter of 2011, the Bank realized $188,000 in pre-tax gains related to unamortized discount accretion on $24 million of callable U.S. Government agencies that were called during the third quarter of 2011 before their maturity.
- Also, during the third quarter of 2011, the Bank sold available for sale mortgage backed securities with an amortized cost of $2 million, resulting in a pre-tax gain of $112,000.
- Finally, during the fourth quarter of 2011, the Bank sold available for sale mortgage backed securities with an amortized cost of $1.5 million, resulting in a pre-tax gain of $77,000.

During 2010, there were no sales of securities available for sale.

The tax provision related to the Bank's realized gains totaled $20,000, $800,000 and $0 for 2012, 2011 and 2010.

3. INVESTMENT SECURITIES *(continued)*

The amortized cost and fair value of the investment securities portfolio by contractual maturity at December 31, 2012 follows. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are detailed separately.

	Securities available for sale		Securities to be held to maturity	
December 31, 2012 *(in thousands)*	**Amortized Cost**	**Fair Value**	**Carrying Value**	**Fair Value**
Due in one year or less	$ 1,006	$ 1,007	$ 2,004	$ 2,011
Due from one year to five years	35,378	35,920	2,384	2,404
Due from five years to ten years	2,547	2,545	-	-
Due beyond ten years	-	-	-	-
Private label mortgage backed security	5,684	5,687	-	-
Mortgage backed securities - residential	190,569	197,210	827	890
Collateralized mortgage obligations	194,427	195,877	40,795	41,111
Total securities	$ 429,611	$ 438,246	$ 46,010	$ 46,416

At December 31, 2012 and 2011, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Market Loss Analysis

Securities with unrealized losses at December 31, 2012 and 2011, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 months		12 months or more		Total	
December 31, 2012 *(in thousands)*	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Treasury securities and U.S. Government agencies	$ 3,588	$ (6)	$ -	$ -	$ 3,588	$ (6)
Mortgage backed securities - residential, including Collateralized mortgage obligations	20,508	(130)	-	-	20,508	(130)
Total	$ 24,096	$ (136)	$ -	$ -	$ 24,096	$ (136)

	Less than 12 months		12 months or more		Total	
December 31, 2011 *(in thousands)*	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and U.S. Government agencies	$ 60,547	$ (235)	$ -	$ -	$ 60,547	$ (235)
Private label mortgage backed security	-	-	4,542	(1,276)	4,542	(1,276)
Mortgage backed securities - residential, including Collateralized mortgage obligations	136,775	(568)	-	-	136,775	(568)
Total	$ 197,322	$ (803)	$ 4,542	$ (1,276)	$ 201,864	$ (2,079)

3. INVESTMENT SECURITIES *(continued)*

At December 31, 2012, the Bank's security portfolio consisted of 153 securities, seven of which were in an unrealized loss position.

Other-than-temporary impairment ("OTTI")

Unrealized losses for all investment securities are reviewed to determine whether the losses are "other-than-temporary." Investment securities are evaluated for OTTI on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other-than-temporary. In conducting this assessment, the Bank evaluates a number of factors including, but not limited to:

- The length of time and the extent to which fair value has been less than the amortized cost basis;
- The Bank's intent to hold until maturity or sell the debt security prior to maturity;
- An analysis of whether it is more likely than not that the Bank will be required to sell the debt security before its anticipated recovery;
- Adverse conditions specifically related to the security, an industry, or a geographic area;
- The historical and implied volatility of the fair value of the security;
- The payment structure of the security and the likelihood of the issuer being able to make payments;
- Failure of the issuer to make scheduled interest or principal payments;
- Any rating changes by a rating agency; and
- Recoveries or additional decline in fair value subsequent to the balance sheet date.

The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a general lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized for the anticipated credit losses.

Nationally, residential real estate values have declined significantly since 2007. These declines in value, coupled with the reduced ability of certain homeowners to refinance or repay their residential real estate obligations, have led to elevated delinquencies and losses in residential real estate loans. Many of these loans have previously been securitized and sold to investors as private label mortgage backed securities. The Bank owns one private label mortgage backed security with a total carrying value of $5.7 million at December 31, 2012. This security is mostly backed by "Alternative A" first lien mortgage loans and is backed with an insurance "wrap" or guarantee with an average life currently estimated at four years. Due to current market conditions, this asset remains extremely illiquid, and as such, the Bank determined it to be a Level 3 security in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures.* Based on this determination, the Bank utilized an income valuation model (present value model) approach, in determining the fair value of the security. This approach is beneficial for positions that are not traded in active markets or are subject to transfer restrictions, and/or where valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support for this investment.

See additional discussion regarding the Bank's private label mortgage backed security in this section of the filing under Footnote 5 "Fair Value."

3. INVESTMENT SECURITIES *(continued)*

The following table presents a rollforward of the Bank's private label mortgage backed security credit losses recognized in earnings:

Year ended December 31, *(in thousands)*	**2012**	2011	2010
Balance, beginning of year	**$ 3,455**	$ 9,757	$ 17,266
Reversal of interest reserve	**-**	(169)	-
Realized pass through of actual losses	**(1,313)**	(6,412)	(7,730)
Amounts related to credit loss for which an other-than-temporary impairment was not previously recognized	**-**	279	221
Balance, end of year	**$ 2,142**	$ 3,455	$ 9,757

Further deterioration in economic conditions could cause the Bank to record an additional impairment charge related to credit losses of up to $5.7 million, which is the current gross amortized cost of the Bank's remaining private label mortgage backed security.

Pledged Investment Securities

Investment securities pledged to secure public deposits, securities sold under agreements to repurchase and securities held for other purposes, as required or permitted by law are as follows:

December 31, *(in thousands)*	**2012**	2011
Carrying amount	**$ 327,425**	$ 613,927
Fair value	**334,560**	620,922

4. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the loan portfolio at period end follows:

December 31, *(in thousands)*		2012		2011
Residential real estate:				
Owner occupied	$	**1,148,354**	$	985,735
Non owner occupied		**74,539**		99,161
Commercial real estate		**698,611**		639,966
Commercial real estate - purchased whole loans		**33,531**		32,741
Real estate construction		**80,093**		67,406
Commercial		**130,768**		119,117
Warehouse lines of credit		**216,576**		41,496
Home equity		**241,853**		280,235
Consumer:				
Credit cards		**8,716**		8,580
Overdrafts		**955**		950
Other consumer		**16,201**		9,908
Total loans		**2,650,197**		2,285,295
Less: Allowance for loan losses		**23,729**		24,063
Total loans, net	$	**2,626,468**	$	2,261,232

Acquisitions of Failed Banks

The contractual amount of the loans purchased in the TCB transaction decreased from $79 million as of the acquisition date to $42 million as of December 31, 2012. The carrying value of the loans purchased in the TCB transaction was $57 million as of the acquisition date compared to $31 million as of December 31, 2012.

The contractual amount of the loans purchased in the FCB transaction decreased from $172 million as of the acquisition date to $139 million as of December 31, 2012. The carrying value of the loans purchased in the FCB transaction was $128 million as of the acquisition date compared to $108 million as of December 31, 2012.

The composition of TCB and FCB loans outstanding at December 31, 2012 follows:

December 31, 2012 (in thousands)		Tennessee Commerce Bank		First Commercial Bank		Total Acquired Banks
Residential real estate	$	12,270	$	32,459	$	44,729
Commercial real estate		8,015		61,758		69,773
Real estate construction		4,235		3,301		7,536
Commercial		1,284		9,405		10,689
Home equity		4,183		385		4,568
Consumer:						-
Credit cards		321		-		321
Overdrafts		1		11		12
Other consumer		655		333		988
Total gross loans	$	30,964	$	107,652	$	138,616

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

The table below reconciles the contractually required and carrying amounts of TCB and FCB loans acquired at December 31, 2012:

December 31, 2012 (in thousands)	Tennessee Commerce Bank	First Commercial Bank	Total Acquired Banks
Contractually-required principal	$ 41,677	$ 139,156	$ 180,833
Non-accretable difference	(10,394)	(28,870)	(39,264)
Accretable difference	(319)	(2,634)	(2,953)
Carrying value of loans	$ 30,964	$ 107,652	$ 138,616

Banking Center Divestiture

In May 2011, RB&T, entered into a definitive agreement to sell its banking center located in Bowling Green, Kentucky to Citizens First Bank, Inc. ("Citizens"). This transaction was closed on September 30, 2011. In addition to other items, Citizens acquired $13 million, or approximately one-half, of the outstanding loans of RB&T's Bowling Green banking center.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Credit Quality Indicators

Bank procedures for assessing and maintaining credit gradings differs slightly depending on whether a new or renewed loan is being underwritten, or whether an existing loan is being re-evaluated for potential credit quality concerns. The latter usually occurs upon receipt of updated financial information, or other pertinent data, that would potentially cause a change in the loan grade. Specific Bank procedures follow:

- For new and renewed commercial, commercial real estate and real estate construction, the Bank's Credit Administration Department ("CAD") assigns the credit quality grade to the loan. Loan grades for new commercial, commercial real estate and real estate construction loans with an aggregate credit exposure of $2.0 million or greater are validated by the Senior Loan Committee ("SLC").

- The SLC is chaired by the Chief Operating Officer of Commercial Banking ("COO") and includes the Bank's Chief Commercial Credit Officer ("CCCO") and is attended by the Bank's Chief Risk Management Officer ("CRMO").

- Commercial loan officers are responsible for reviewing their loan portfolios and reporting any adverse material changes to the CCCO. When circumstances warrant a review and possible change in the credit quality grade, loan officers are required to notify the Bank's CAD.

- The COO meets monthly with commercial loan officers to discuss the status of past due loans and possible classified loans. These meetings are also designed to give loan officers an opportunity to identify an existing loan that should be downgraded.

- Monthly, members of senior management along with managers of Commercial Lending, CAD, Special Assets and Retail Collections attend a Special Asset Committee ("SAC") meeting. The SAC reviews all commercial and commercial real estate, classified, and impaired loans in excess of $100,000 and discusses the relative trends and current status of these assets. In addition, the SAC reviews all retail residential real estate loans exceeding $750,000 and all home equity loans exceeding $100,000 that are 80-days or more past due or that are on non-accrual status. SAC also reviews the actions taken by management regarding foreclosure mitigation, loan extensions, troubled debt restructures and collateral repossessions. Based on the information reviewed in this meeting, the SAC approves all specific loan loss allocations to be recognized by the Bank within its allowance for loan loss analysis.

- All new and renewed warehouse lending loans are approved by the SLC and Executive Loan Committee. The CAD assigns the initial credit quality grade to warehouse lending loans. Monthly, members of senior management along with the SLC, review warehouse lending activity and monitor key performance indicators such as average days outstanding, average FICO, average LTV and other important factors.

On at least an annual basis, the Bank's internal loan review department analyzes all aggregate lending relationships with outstanding balances greater than $1 million that are internally classified as "Special Mention/Watch," "Substandard," "Doubtful" or "Loss." In addition, for all "Pass" rated loans, the Bank analyzes, on at least an annual basis, all aggregate lending relationships with outstanding balances exceeding $4 million.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, public information, and current economic trends. The Bank also considers the fair value of the underlying collateral and the strength and willingness of the guarantor(s). The Bank analyzes loans individually and based on this analysis, establishes a credit risk rating. The Bank uses the following definitions for risk ratings:

Risk Grade 1 – Excellent (Pass): Loans fully secured by liquid collateral, such as certificates of deposit, reputable bank letters of credit, or other cash equivalents; loans fully secured by publicly traded marketable securities where there is no impediment to liquidation; or loans to any publicly held company with a current long-term debt rating of A or better.

Risk Grade 2 – Good (Pass): Loans to businesses that have strong financial statements containing an unqualified opinion from a Certified Public Accounting firm and at least three consecutive years of profits; loans supported by unaudited financial statements containing strong balance sheets, five consecutive years of profits, a five-year satisfactory relationship with the Bank, and key balance sheet and income statement trends that are either stable or positive; loans that are guaranteed or otherwise backed by the full faith and credit of the U.S. government or an agency thereof, such as the Small Business Administration; or loans to publicly held companies with current long-term debt ratings of Baa or better.

Risk Grade 3 – Satisfactory (Pass): Loans supported by financial statements (audited or unaudited) that indicate average or slightly below average risk and having some deficiency or vulnerability to changing economic conditions; loans with some weakness but offsetting features of other support are readily available; loans that are meeting the terms of repayment, but which may be susceptible to deterioration if adverse factors are encountered.

Risk Grade 4 – Satisfactory/Monitored (Pass): Loans in this category are considered to be of acceptable credit quality, but contain greater credit risk than Satisfactory loans due to weak balance sheets, marginal earnings or cash flow, or other uncertainties. These loans warrant a higher than average level of monitoring to ensure that weaknesses do not advance. The level of risk in a Satisfactory/Monitored loan is within acceptable underwriting guidelines so long as the loan is given the proper level of management supervision.

Risk Grade 5 – Special Mention/Watch: Loans that possess some credit deficiency or potential weakness that deserves close attention. Such loans pose an unwarranted financial risk that, if not corrected, could weaken the loan by adversely impacting the future repayment ability of the borrower. The key distinctions of a Special Mention/Watch classification are that (1) it is indicative of an unwarranted level of risk and (2) credit weaknesses are considered potential and are not defined impairments to the primary source of repayment.

Purchased Credit Impaired Loans Group 1 ("PCI-1"): To the extent that purchased credit impaired loans, accounted for under ASC Topic 310-30 are performing in accordance with management's performance expectations established in conjunction with the determination of the day-one fair values, such loans are not risk rated in the same categories as the Bank's originated loans and are not considered in the determination of the required allowance for loan losses. These loans are classified in the "PCI-1" category within the Bank's classified loans, which is the equivalent of a "Special Mention/Watch" classification for the Bank's originated loans.

PCI-1 loans may include loans that qualify as TDRs, and therefore are considered impaired under the applicable TDR accounting standards. These TDRs within the PCI-1 category, however, will not be downgraded to Purchased Credit Impaired Group 2 Loans and will not require an additional provision for loan losses if their restructured cash flows are within management's initial expectations when the loans were booked at fair value as of the date of acquisition. Any improvement in the expected performance of a PCI-1 loan would result in an adjustment to accretable yield, which would have a positive impact on interest income.

Purchased Credit Impaired Loans Group 2 ("PCI-2"): To the extent that purchased credit impaired loans, accounted for under ASC Topic 310-30 have deteriorated from management's expectation established in conjunction with the determination of the day-one fair values, such loans will be considered impaired, and are considered in the determination of the required level of allowance for loan losses. These loans are classified in the "PCI-2" category within the Bank's classified loans, which is the equivalent of a "Substandard" classification for the Bank's originated loans.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Any decrease in the expected cash flows will generally result in a provision for loan losses. Any improvement in the expected performance of a PCI-2 loan would result in a reversal of the provision for loan losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

See additional discussion regarding purchased credit impaired loans in this section of the filing under Footnote 2 "Acquisitions of Failed Banks."

Risk Grade 6 – Substandard: One or more of the following characteristics may be exhibited in loans classified as Substandard:

- Loans that possess a defined credit weakness. The likelihood that a loan will be paid from the primary source of repayment is uncertain. Financial deterioration is under way and very close attention is warranted to ensure that the loan is collected without loss.
- Loans are inadequately protected by the current net worth and paying capacity of the obligor.
- The primary source of repayment is gone, and the Bank is forced to rely on a secondary source of repayment, such as collateral liquidation or guarantees.
- Loans have a distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.
- Unusual courses of action are needed to maintain a high probability of repayment.
- The borrower is not generating enough cash flow to repay loan principal, however, it continues to make interest payments.
- The Bank is forced into a subordinated or unsecured position due to flaws in documentation.
- Loans have been restructured so that payment schedules, terms and collateral represent concessions to the borrower when compared to the normal loan terms.
- The Bank is seriously contemplating foreclosure or legal action due to the apparent deterioration in the loan.
- There is significant deterioration in market conditions to which the borrower is highly vulnerable.

Risk Grade 7 – Doubtful: One or more of the following characteristics may be present in loans classified as Doubtful:

- Loans have all of the weaknesses of those classified as Substandard. However, based on existing conditions, these weaknesses make full collection of principal highly improbable.
- The primary source of repayment is gone, and there is considerable doubt as to the quality of the secondary source of repayment.
- The possibility of loss is high but because of certain important pending factors which may strengthen the loan, loss classification is deferred until the exact status of repayment is known.

Risk Grade 8 – Loss: Loans are considered uncollectible and of such little value that continuing to carry them as assets is not feasible. Loans will be classified "Loss" when it is neither practical nor desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future. These loans will be either written off or a specific valuation allowance established.

For all real estate and consumer loans that do not meet the scope above, the Bank uses a grading system based on delinquency. Loans that are 80 days or more past due, on non-accrual, or are troubled debt restructurings are graded "Substandard." Occasionally, a real estate loan below scope may be graded as "Special Mention/Watch" or "Substandard" if the loan is cross collateralized with a classified commercial or commercial real estate loan.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Related to purchased loans accounted for under ASC Topic 310-20, such loans would be accounted for as would any other Bank-originated loan, potentially becoming nonaccrual or impaired, as well as being risk rated under the Bank's standard practices and procedures. In addition, purchased loans accounted for under ASC Topic 310-20 are considered in the determination of the required allowance for loan and lease losses.

Related to purchased credit impaired loans accounted for under ASC Topic 310-30, management separately monitors this portfolio, and on at least a quarterly basis, reviews the loans contained within this portfolio against the factors and assumptions used in determining the day-one fair values. In addition to its quarterly evaluation, a loan is typically reviewed when it is modified or extended, or when material information becomes available to the Bank that provides additional insight regarding the loan's performance, the status of the borrower, or the quality or value of the underlying collateral.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Based on the Bank's most recent analysis performed, the risk category of loans by class of loans follows:

December 31, 2012 *(in thousands)*	Pass	Special Mention / Watch	Substandard	Doubtful / Loss	Purchased Credit Impaired Loans Group 1	Purchased Credit Impaired Loans Group 2	Total Rated Loans*
Residential real estate:							
Owner occupied	$ -	$ 25,116	$ 8,297	$ -	$ 2,277	$ 136	$ 35,826
Non owner occupied	-	2,484	3,211	-	21,453	323	27,471
Commercial real estate	608,599	16,648	18,953	-	54,071	340	698,611
Commercial real estate -							
Purchased whole loans	33,531	-	-	-	-	-	33,531
Real estate construction	73,434	894	2,919	-	2,846	-	80,093
Commercial	121,256	2,312	525	-	6,315	360	130,768
Warehouse lines of credit	216,576	-	-	-	-	-	216,576
Home equity	-	648	2,346	-	-	-	2,994
Consumer:							
Credit cards	-	-	-	-	-	-	-
Overdrafts	-	-	-	-	-	-	-
Other consumer	-	356	53	-	71	1	481
Total rated loans	$ 1,053,396	$ 48,458	$ 36,304	$ -	$ 87,033	$ 1,160	$ 1,226,351

December 31, 2011 *(in thousands)*	Pass	Special Mention / Watch	Substandard	Doubtful / Loss	Total Rated Loans*
Residential real estate:					
Owner occupied	$ -	$ 1,180	$ 14,002	$ -	$ 15,182
Non owner occupied	-	2,470	2,295	-	4,765
Commercial real estate	600,338	27,158	12,470	-	639,966
Commercial real estate -					
Purchased whole loans	32,741	-	-	-	32,741
Real estate construction	54,963	2,353	10,090	-	67,406
Commercial	116,450	2,294	373	-	119,117
Warehouse lines of credit	41,496	-	-	-	41,496
Home equity	-	-	3,856	-	3,856
Consumer:					
Credit cards	-	-	-	-	-
Overdrafts	-	-	-	-	-
Other consumer	-	-	2	-	2
Total rated loans	$ 845,988	$ 35,455	$ 43,088	$ -	$ 924,531

** - The above tables exclude all non classified residential real estate and consumer loans at the respective period ends. It also excludes all non classified small commercial and commercial real estate relationships totaling $100,000 or less. These loans are not rated since they are accruing interest and not past due 80 days or more.*

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Allowance for Loan Losses

Activity in the allowance for loan losses follows:

December 31, *(in thousands)*	**2012**	2011	2010
Allowance for loan losses at beginning year	**$ 24,063**	$ 23,079	$ 22,879
Charge offs - Traditional Banking	**(9,888)**	(7,309)	(12,505)
Charge offs - Refund Anticipation Loans	**(11,097)**	(15,484)	(14,584)
Total charge offs	**(20,985)**	(22,793)	(27,089)
Recoveries - Traditional Banking	**1,387**	1,887	1,134
Recoveries - Refund Anticipation Loans	**4,221**	3,924	6,441
Total recoveries	**5,608**	5,811	7,575
Net loan charge offs - Traditional Banking	**(8,501)**	(5,422)	(11,371)
Net loan charge offs - Refund Anticipation Loans	**(6,876)**	(11,560)	(8,143)
Net loan charge offs	**(15,377)**	(16,982)	(19,514)
Provision for loan losses - Traditional Banking	**8,167**	6,406	11,571
Provision for loan losses - Refund Anticipation Loans	**6,876**	11,560	8,143
Total provision for loan losses	**15,043**	17,966	19,714
Allowance for loan losses at end of year	**$ 23,729**	$ 24,063	$ 23,079

The Bank's allowance calculation has historically included specific allowance allocations for qualitative factors such as:

- Changes in nature, volume and seasoning of the loan portfolio;
- Changes in experience, ability, and depth of lending management and other relevant staff;
- Changes in the quality of the Bank's loan review system;
- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses;
- Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified loans;
- Changes in the value of underlying collateral for collateral-dependent loans;
- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments;
- The existence and effect of any concentrations of credit, and changes in the level of such concentrations; and
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution's existing portfolio.

Prior to January 1, 2012, the Bank's allowance for loan losses calculation was supported with qualitative factors, as described above, which contributed to a nominal "unallocated" allowance for loan losses component that totaled $2.0 million as of December 31, 2011. The Bank believes that historically the "unallocated" allowance properly reflected estimated credit losses determined in accordance with GAAP. The unallocated allowance was primarily related to RB&T's loan portfolio, which is highly concentrated in the Kentucky and Southern Indiana real estate markets. These markets have remained relatively stable during the current economic downturn, as compared to other parts of the U.S. With the Bank's recent expansion into the metropolitan Nashville, Tennessee and metropolitan Minneapolis, Minnesota markets, its plans to pursue future acquisitions into potentially new markets through FDIC-assisted transactions and its offering of new loan products, such as mortgage warehouse lines of credit, the Bank elected to revise its methodology to provide a more detailed calculation when estimating the impact of qualitative factors over the Bank's various loan categories.

In executing this methodology change, the Bank primarily focused on large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and are generally not included in the scope of ASC Topic 310-10-35, *Accounting by Creditors for Impairment of a Loan.*

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

The following tables present the activity in the allowance for loan losses by portfolio class for the years ended December 31, 2012 and 2011:

Year Ended December 31, 2012 *(in thousands)*	Residential Real Estate Owner Occupied	Residential Real Estate Non Owner Occupied	Commercial Real Estate	Commercial Real Estate - Purchased Whole Loans	Real Estate Construction	Commercial	Warehouse Lines of Credit
Beginning balance	$ 5,212	$ 1,142	$ 7,724	$ -	$ 3,042	$ 1,025	$ 104
Allocation of previously unallocated allowance	1,117	146	47	-	-	-	-
Provision for loan losses	3,549	144	2,015	34	1,545	(294)	437
Loans charged off	(3,128)	(520)	(1,033)	-	(1,922)	(176)	-
Recoveries	256	137	90	-	104	25	-
Ending balance	$ 7,006	$ 1,049	$ 8,843	$ 34	$ 2,769	$ 580	$ 541

(continued)	Home Equity	Refund Anticipation Loans	Consumer Credit Cards	Consumer Overdrafts	Consumer Other Consumer	Unallocated	Total
Beginning balance	$ 2,984	$ -	$ 503	$ 135	$ 227	$ 1,965	$ 24,063
Allocation of previously unallocated allowance	536	-	47	17	55	(1,965)	-
Provision for loan losses	988	6,876	(253)	92	(90)	-	15,043
Loans charged off	(2,252)	(11,097)	(123)	(468)	(266)	-	(20,985)
Recoveries	92	4,221	36	422	225	-	5,608
Ending balance	$ 2,348	$ -	$ 210	$ 198	$ 151	$ -	$ 23,729

Year Ended December 31, 2011 *(in thousands)*	Residential Real Estate Owner Occupied	Residential Real Estate Non Owner Occupied	Commercial Real Estate	Commercial Real Estate - Purchased Whole Loans	Real Estate Construction	Commercial	Warehouse Lines of Credit
Beginning balance	$ 3,775	$ 1,507	$ 7,214	$ -	$ 2,612	$ 1,347	$ -
Provision for loan losses	3,314	273	1,334	-	1,038	(350)	104
Loans charged off	(2,116)	(644)	(1,125)	-	(845)	(100)	-
Recoveries	239	6	301	-	237	128	-
Ending balance	$ 5,212	$ 1,142	$ 7,724	$ -	$ 3,042	$ 1,025	$ 104

(continued)	Home Equity	Refund Anticipation Loans	Consumer Credit Cards	Consumer Overdrafts	Consumer Other Consumer	Unallocated	Total
Beginning balance	$ 3,581	$ -	$ 492	$ 125	$ 461	$ 1,965	$ 23,079
Provision for loan losses	523	11,560	220	182	(232)	-	17,966
Loans charged off	(1,279)	(15,484)	(241)	(678)	(281)	-	(22,793)
Recoveries	159	3,924	32	506	279	-	5,811
Ending balance	$ 2,984	$ -	$ 503	$ 135	$ 227	$ 1,965	$ 24,063

Subprime Lending

The Bank has certain classes of loans that are considered to be "subprime" strictly due to the credit score of the borrower at the time of origination. These loans totaled approximately $66 million and $93 million at December 31, 2012 and 2011. Approximately $19 million and $22 million of the outstanding subprime loans at December 31 2012 and 2011 were originated for Community Reinvestment Act ("CRA") purposes. Management does not consider these loans to possess significantly higher credit risk due to other stringent underwriting qualifications such as higher debt to income ratios and loan-to-value requirements.

Non-performing Loans and Non-performing Assets

Detail of non-performing loans and non-performing assets and select credit quality ratios follows:

December 31, *(dollars in thousands)*	**2012**	2011	2010
Loans on non-accrual status(1)	**$ 18,506**	$ 23,306	$ 28,317
Loans past due 90 days or more and still on accrual	**3,173**	-	-
Total non-performing loans	**21,679**	23,306	28,317
Other real estate owned	**26,203**	10,956	11,969
Total non-performing assets	**$ 47,882**	$ 34,262	$ 40,286
Credit Quality Ratios - Total Company			
Non-performing loans to total loans	**0.82%**	1.02%	1.30%
Non-performing assets to total loans (including OREO)	**1.79%**	1.49%	1.84%
Non-performing assets to total assets	**1.41%**	1.00%	1.11%
Credit Quality Ratios - Traditional Banking			
Non-performing loans to total loans	**0.82%**	1.02%	1.30%
Non-performing assets to total loans (including OREO)	**1.79%**	1.49%	1.84%
Non-performing assets to total assets	**1.41%**	1.10%	1.32%

(1) Loans on non-accrual status include impaired loans.

Non-performing loans and non-performing asset balances related to the 2012 acquisitions, and included in the table above at December 31, 2012, are presented below:

December 31, 2012 ***(dollars in thousands)***	**Tennessee Commerce Bank**	**First Commercial Bank**	**Total Acquired Banks**
Loans on non-accrual status	**$ -**	**$ -**	**$ -**
Loans past due 90 days or more and still on accrual	**801**	**2,372**	**3,173**
Total non-performing loans	**801**	**2,372**	**3,173**
Other real estate owned	**2,100**	**12,398**	**14,498**
Total non-performing assets	**$ 2,901**	**$ 14,770**	**$ 17,671**
Credit Quality Ratios - Acquired Banks			
Non-performing loans to total loans	**2.29%**		
Non-performing assets to total loans (including OREO)	**11.54%**		
Non-performing assets to total assets	**8.73%**		

See additional discussion regarding the 2012 acquisitions of failed banks in this section of the filing under Footnote 2 "Acquisitions of Failed Banks."

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

The following table presents the recorded investment in non-accrual loans and loans past due over 90 days still on accrual by class of loans:

December 31, *(in thousands)*	Non-Accrual Loans			Loans Past Due 90 Days or More and Still Accruing Interest		
	2012	2011	2010	**2012**	2011	2010
Residential real estate:						
Owner occupied	**$ 9,298**	$ 12,183	$ 13,356	**$ 730**	$ -	$ -
Non owner occupied	**1,376**	1,565	1,880	**-**	-	-
Commercial real estate	**3,756**	3,032	6,265	**712**	-	-
Commercial real estate - purchased whole loans	**-**	-	-	**-**	-	-
Real estate construction	**1,777**	2,521	3,682	**531**	-	-
Commercial	**334**	373	323	**1,200**	-	-
Warehouse lines of credit	**-**	-	-	**-**	-	-
Home equity	**1,868**	3,603	2,734	**-**	-	-
Consumer:						
Credit cards	**-**	-	-	**-**	-	-
Overdrafts	**-**	-	-	**-**	-	-
Other consumer	**97**	29	77	**-**	-	-
Total	**$ 18,506**	$ 23,306	$ 28,317	**$ 3,173**	$ -	$ -

Non-accrual loans and loans past due 90-days-or-more and still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Non-accrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and held current for six consecutive months and future payments are reasonably assured. TDRs on non-accrual are reviewed for return to accrual status on an individual basis, with additional consideration given to the modification terms.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Delinquent Loans

The following tables present the aging of the recorded investment in past due loans by class of loans:

December 31, 2012 (dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due *	Total Loans Past Due	Total Loans Not Past Due	Total Loans
Residential real estate:						
Owner occupied	$ 2,210	$ 1,978	$ 4,712	$ 8,900	$ 1,139,454	$ 1,148,354
Non owner occupied	907	1,128	864	2,899	71,640	74,539
Commercial real estate	103	486	2,051	2,640	695,971	698,611
Commercial real estate - purchased whole loans	-	-	-	-	33,531	33,531
Real estate construction	-	194	1,930	2,124	77,969	80,093
Commercial	222	733	1,307	2,262	128,506	130,768
Warehouse lines of credit	-	-	-	-	216,576	216,576
Home equity	521	251	882	1,654	240,199	241,853
Consumer:						
Credit cards	60	5	-	65	8,651	8,716
Overdrafts	167	1	-	168	787	955
Other consumer	102	28	2	132	16,069	16,201
Total	$ 4,292	$ 4,804	$ 11,748	$ 20,844	$ 2,629,353	$ 2,650,197
Delinquent loans to total loans	0.16%	0.18%	0.44%	0.79%		

An aging of the recorded investment in past due loans related to the 2012 acquisitions and included in the table above at December 31, 2012, is presented below:

December 31, 2012 (dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due *	Total Loans Past Due	Total Loans Not Past Due	Total Loans
Residential real estate	$ 159	$ 1,430	$ 729	$ 2,318	$ 42,411	$ 44,729
Commercial real estate	-	165	698	863	68,910	69,773
Commercial real estate - purchased whole loans	-	-	-	-	-	-
Real estate construction	-	194	531	725	6,811	7,536
Commercial	-	732	1,215	1,947	8,742	10,689
Warehouse lines of credit	-	-	-	-	-	-
Home equity	83	-	-	83	4,485	4,568
Consumer:						
Credit cards	-	-	-	-	321	321
Overdrafts	-	-	-	-	12	12
Other consumer	4	27	-	31	957	988
Total	$ 246	$ 2,548	$ 3,173	$ 5,967	$ 132,649	$ 138,616
Delinquent loans to total loans	0.18%	1.84%	2.29%	4.30%		

See additional discussion regarding the 2012 acquisitions of failed banks in this section of the filing under Footnote 2 "Acquisitions of Failed Banks."

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

December 31, 2011 *(dollars in thousands)*	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due *	Total Loans Past Due	Total Loans Not Past Due	Total Loans
Residential real estate:						
Owner occupied	$ 4,275	$ 1,850	$ 7,083	$ 13,208	$ 972,527	$ 985,735
Non owner occupied	51	71	969	1,091	98,070	99,161
Commercial real estate	2,094	-	3,032	5,126	634,840	639,966
Commercial real estate - purchased whole loans	-	-	-	-	32,741	32,741
Real estate construction	-	-	541	541	66,865	67,406
Commercial	-	16	89	105	119,012	119,117
Warehouse lines of credit	-	-	-	-	41,496	41,496
Home equity	582	773	2,686	4,041	276,194	280,235
Consumer:						
Credit cards	40	13	-	53	8,527	8,580
Overdrafts	129	-	-	129	821	950
Other consumer	60	79	-	139	9,769	9,908
Total loans	$ 7,231	$ 2,802	$ 14,400	$ 24,433	$ 2,260,862	$ 2,285,295
Delinquent loans to total loans	0.32%	0.12%	0.63%	1.07%		

* - *All loans, excluding purchased credit impaired loans, greater than 90 days past due or more as of December 31, 2012 and 2011 were on non-accrual status.*

The Bank considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Bank also evaluates credit quality based on the aging status of the loan (which was previously presented) and by payment activity. The following tables present the recorded investment in residential and consumer loans based on payment activity as of December 31, 2012 and 2011:

	Residential Real Estate			**Consumer**		
December 31, 2012 ***(in thousands)***	**Owner Occupied**	**Non Owner Occupied**	**Home Equity**	**Credit Cards**	**Overdrafts**	**Other Consumer**
Performing	**$ 1,138,326**	**$ 73,163**	**$ 239,985**	**$ 8,716**	**$ 955**	**$ 16,104**
Non performing	**10,028**	**1,376**	**1,868**	**-**	**-**	**97**
Total	**$ 1,148,354**	**$ 74,539**	**$ 241,853**	**$ 8,716**	**$ 955**	**$ 16,201**

	Residential Real Estate			Consumer		
December 31, 2011 *(in thousands)*	Owner Occupied	Non Owner Occupied	Home Equity	Credit Cards	Overdrafts	Other Consumer
Performing	$ 973,552	$ 97,626	$ 276,632	$ 8,580	$ 950	$ 9,879
Non performing	12,183	1,565	3,603	-	-	29
Total	$ 985,735	$ 99,191	$ 280,235	$ 8,580	$ 950	$ 9,908

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Impaired Loans

The Bank defines impaired loans as follows:

- All loans, excluding purchased credit impaired loans accounted for under ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*, internally classified as "Substandard," "Doubtful" or "Loss;"
- All loans, excluding ASC Topic 310-30 purchased credit impaired loans, on non-accrual status;
- All retail and commercial troubled debt restructurings ("TDRs"), including ASC Topic 310-30 purchased credit impaired loans. TDRs are loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties;
- ASC Topic 310-30 purchased credit impaired loans whereby current projected cash flows have deteriorated since acquisition, or cash flows cannot be reasonably estimated in terms of timing and amounts; and
- Any other situation where the collection of total amount due for a loan is improbable or otherwise meets the definition of impaired.

See the section titled "Credit Quality Indicators" in this section of the filing for additional discussion regarding the Bank's loan classification structure.

Information regarding the Bank's impaired loans follows:

As of and for the years ended December 31, *(in thousands)*	**2012**	2011	2010
Loans with no allocated allowance for loan losses	**$ 36,325**	$ 32,171	$ 16,308
Loans with allocated allowance for loan losses	**69,382**	45,022	34,984
Total impaired loans	**$ 105,707**	$ 77,193	$ 51,292
Amount of the allowance for loan losses allocated	**$ 8,531**	$ 7,086	$ 4,620
Average of individually impaired loans during the year	**93,487**	59,711	50,135
Interest income recognized during impairment	**2,682**	1,464	1,635
Cash basis interest income recognized	**-**	-	52

Approximately $18 million in impaired loans were added during 2012 in connection with the 2012 acquisitions. Substantially all of these loans became classified as "impaired" through a modification of the original loan, which the Bank deemed to be a TDR. See additional discussion regarding the acquisitions under Footnote 2 *"Acquisitions of Failed Banks."*

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio class based on impairment method as of December 31, 2012 and 2011:

December 31, 2012 *(in thousands)*	Residential Real Estate Owner Occupied	Residential Real Estate Non Owner Occupied	Commercial Real Estate	Commercial Real Estate - Purchased Whole Loans	Real Estate Construction	Commercial	Warehouse Lines of Credit
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment, excluding PCI loans	$ 3,033	$ 518	$ 2,906	$ -	$ 1,157	$ 347	$ -
Collectively evaluated for impairment	3,972	527	5,924	34	1,612	232	541
Acquired with deteriorated credit quality	1	4	13	-	-	1	-
Total ending allowance for loan losses	$ 7,006	$ 1,049	$ 8,843	$ 34	$ 2,769	$ 580	$ 541
Loans:							
Impaired loans individually evaluated, excluding PCI loans	$ 42,340	$ 4,419	$ 30,544	$ -	$ 4,000	$ 4,578	$ -
Loans collectively evaluated for impairment	1,103,601	48,344	613,656	33,531	73,247	119,515	216,576
Loans acquired with deteriorated credit quality	2,413	21,776	54,411	-	2,846	6,675	-
Total ending loan balance	$ 1,148,354	$ 74,539	$ 698,611	$ 33,531	$ 80,093	$ 130,768	$ 216,576

(continued)

	Home Equity	Consumer Credit Cards	Consumer Overdrafts	Consumer Other Consumer	Total
Allowance for loan losses:					
Ending allowance balance attributable to loans:					
Individually evaluated for impairment, excluding PCI loans	$ 496	$ -	$ -	$ 55	$ 8,512
Collectively evaluated for impairment	1,852	210	198	96	15,198
Acquired with deteriorated credit quality	-	-	-	-	19
Total ending allowance for loan losses	$ 2,348	$ 210	$ 198	$ 151	$ 23,729
Loans:					
Impaired loans individually evaluated, excluding PCI loans	$ 3,420	$ -	$ -	$ 437	$ 89,738
Loans collectively evaluated for impairment	238,433	8,716	955	15,692	2,472,266
Loans acquired with deteriorated credit quality	-	-	-	72	88,193
Total ending loan balance	$ 241,853	$ 8,716	$ 955	$ 16,201	$ 2,650,197

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

December 31, 2011 *(in thousands)*	Residential Real Estate Owner Occupied	Residential Real Estate Non Owner Occupied	Commercial Real Estate	Commercial Real Estate - Purchased Whole Loans	Real Estate Construction	Commercial	Warehouse Lines of Credit
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 1,350	$ 437	$ 1,782	$ -	$ 2,298	$ 237	$ -
Collectively evaluated for impairment	3,862	705	5,942	-	744	788	104
Total ending allowance for loan losses	$ 5,212	$ 1,142	$ 7,724	$ -	$ 3,042	$ 1,025	$ 104
Loans:							
Impaired loans individually evaluated	$ 25,803	$ 2,777	$ 28,046	$ -	$ 12,968	$ 4,492	$ -
Loans collectively evaluated for impairment	959,932	96,384	611,920	32,741	54,438	114,625	41,496
Total ending loan balance	$ 985,735	$ 99,161	$ 639,966	$ 32,741	$ 67,406	$ 119,117	$ 41,496

(continued)	Home Equity	Consumer Credit Cards	Consumer Overdrafts	Consumer Other Consumer	Unallocated	Total
Allowance for loan losses:						
Ending allowance balance attributable to loans:						
Individually evaluated for impairment	$ 982	$ -	$ -	$ -	$ -	$ 7,086
Collectively evaluated for impairment	2,002	503	135	227	1,965	16,977
Total ending allowance for loan losses	$ 2,984	$ 503	$ 135	$ 227	$ 1,965	$ 24,063
Loans:						
Impaired loans individually evaluated	$ 3,107	$ -	$ -	$ -	$ -	$ 77,193
Loans collectively evaluated for impairment	277,128	8,580	950	9,908	-	2,208,102
Total ending loan balance	$ 280,235	$ 8,580	$ 950	$ 9,908	$ -	$ 2,285,295

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

The following tables present loans individually evaluated for impairment by class of loans as of December 31, 2012 and 2011. The difference between the "Unpaid Principal Balance" and "Recorded Investment" columns represents life-to-date partial write downs/charge offs taken on individual impaired credits.

				Twelve Months Ended December 31, 2012	
December 31, 2012 *(in thousands)*	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:					
Residential real estate:					
Owner occupied	$ 13,299	$ 13,107	$ -	$ 23,397	$ 224
Non owner occupied	955	794	-	1,656	6
Commercial real estate	14,293	14,293	-	11,130	707
Commercial real estate - purchased whole loans	-	-	-	-	-
Real estate construction	3,090	2,085	-	2,883	29
Commercial	4,206	4,114	-	2,653	99
Warehouse lines of credit	-	-	-	-	-
Home equity	1,753	1,546	-	858	23
Consumer:					
Credit cards	-	-	-	-	-
Overdrafts	-	-	-	-	-
Other consumer	386	386	-	219	8
Impaired loans with an allowance recorded:					
Residential real estate:					
Owner occupied	31,709	31,458	3,034	12,558	258
Non owner occupied	3,695	3,625	522	2,543	100
Commercial real estate	26,710	26,300	2,919	27,094	909
Commercial real estate - purchased whole loans	-	-	-	-	-
Real estate construction	3,416	3,183	1,157	4,318	106
Commercial	2,858	2,858	348	2,614	173
Warehouse lines of credit	-	-	-	-	-
Home equity	1,874	1,874	496	1,543	38
Consumer:					
Credit cards	-	-	-	-	-
Overdrafts	-	-	-	-	-
Other consumer	84	84	55	21	2
Total impaired loans	$ 108,328	$ 105,707	$ 8,531	$ 93,487	$ 2,682

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

December 31, 2011 *(in thousands)*	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Twelve Months Ended December 31, 2011 Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:					
Residential real estate:					
Owner occupied	$ 21,033	$ 21,033	$ -	$ 15,272	$ 296
Non owner occupied	757	329	-	312	-
Commercial real estate	5,468	5,468	-	3,735	84
Commercial real estate - purchased whole loans	-	-	-	-	-
Real estate construction	2,824	2,625	-	1,589	72
Commercial	2,011	2,011	-	1,413	4
Warehouse lines of credit	-	-	-	-	-
Home equity	841	705	-	492	16
Consumer:					
Credit cards	-	-	-	-	-
Overdrafts	-	-	-	-	-
Other consumer	-	-	-	-	-
Impaired loans with an allowance recorded:					
Residential real estate:					
Owner occupied	4,864	4,770	1,350	3,137	22
Non owner occupied	2,451	2,448	437	1,983	52
Commercial real estate	23,052	22,578	1,782	17,916	723
Commercial real estate - purchased whole loans	-	-	-	-	-
Real estate construction	11,323	10,343	2,298	9,291	179
Commercial	2,481	2,481	237	3,137	16
Warehouse lines of credit	-	-	-	-	-
Home equity	2,402	2,402	982	1,434	-
Consumer:					
Credit cards	-	-	-	-	-
Overdrafts	-	-	-	-	-
Other consumer	-	-	-	-	-
Total impaired loans	$ 79,507	$ 77,193	$ 7,086	$ 59,711	$ 1,464

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

Troubled Debt Restructurings

A TDR is the situation where the Bank grants a concession to the borrower that the Bank would not otherwise have considered due to a borrower's financial difficulties. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank's internal underwriting policy.

All TDRs are considered "Impaired" loans, including loans acquired in acquisitions of failed banks and subsequently restructured. The majority of the Bank's commercial related and construction TDRs involve a restructuring of loan terms such as a reduction in the payment amount to require only interest and escrow (if required) and/or extending the maturity date of the loan. The substantial majority of the Bank's residential real estate TDRs involve reducing the client's loan payment through a rate reduction for a set period of time based on the borrower's ability to service the modified loan payment.

Management determines whether to classify a TDR as non-performing based on its accrual status prior to modification. Non-accrual loans modified as TDRs remain on non-accrual status and continue to be reported as non-performing loans. Accruing loans modified as TDRs are evaluated for non-accrual status based on a current evaluation of the borrower's financial condition and ability and willingness to service the modified debt. At December 31, 2012 and 2011, $15 million and $6 million of TDRs were classified as non-performing loans.

Detail of TDRs differentiated by loan type and accrual status follows:

December 31, 2012 *(in thousands)*	**Troubled Debt Restructurings on Non-Accrual Status**	**Troubled Debt Restructurings on Accrual Status**	**Total Troubled Debt Restructurings**
Residential real estate	**$ 5,625**	**$ 38,776**	**$ 44,401**
Commercial real estate	**5,149**	**31,864**	**37,013**
Real estate construction	**1,595**	**3,127**	**4,722**
Commercial	**2,263**	**4,604**	**6,867**
Total troubled debt restructurings	**$ 14,632**	**$ 78,371**	**$ 93,003**

Approximately $18 million in TDRs were added during 2012 in connection with the 2012 acquisitions. See additional discussion regarding the 2012 acquisitions under Footnote 2 *"Acquisitions of Failed Banks."*

December 31, 2011 *(in thousands)*	Troubled Debt Restructurings on Non-Accrual Status	Troubled Debt Restructurings on Accrual Status	Total Troubled Debt Restructurings
Residential real estate	$ 2,573	$ 24,557	$ 27,130
Commercial real estate	1,294	22,246	23,540
Real estate construction	2,521	9,598	12,119
Commercial	-	4,233	4,233
Total troubled debt restructurings	$ 6,388	$ 60,634	$ 67,022

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

The Bank considers a TDR to be performing to its modified terms if the loan is not past due 30 days or more as of the reporting date. A summary of the categories of TDR loan modifications outstanding and respective performance under modified terms at December 31, 2012 and 2011 follows:

December 31, 2012 *(in thousands)*	**Troubled Debt Restructurings Performing to Modified Terms**	**Troubled Debt Restructurings Not Performing to Modified Terms**	**Total Troubled Debt Restructurings**
Residential real estate loans (including home equity loans):			
Interest only payments for 6-24 months	**$ 957**	**$ 624**	**$ 1,581**
Rate reduction	**26,366**	**1,733**	**28,099**
Forbearance for 3-6 months	**3,192**	**1,083**	**4,275**
First modification extension	**1,891**	**441**	**2,332**
Subsequent modification extension	**4,730**	**68**	**4,798**
Bankruptcies	**2,354**	**962**	**3,316**
Total residential TDRs	**39,490**	**4,911**	**44,401**
Commercial related and construction loans:			
Interest only payments for 6-24 months	**7,002**	**342**	**7,344**
Rate reduction	**12,820**	**895**	**13,715**
Forbearance for 3-6 months	**743**	**-**	**743**
First modification extension	**9,440**	**446**	**9,886**
Subsequent modification extension	**15,513**	**1,401**	**16,914**
Bankruptcies	**-**	**-**	**-**
Total commercial TDRs	**45,518**	**3,084**	**48,602**
Total troubled debt restructurings	**$ 85,008**	**$ 7,995**	**$ 93,003**

December 31, 2011 *(in thousands)*	Troubled Debt Restructurings Performing to Modified Terms	Troubled Debt Restructurings Not Performing to Modified Terms	Total Troubled Debt Restructurings
Residential real estate loans (including home equity loans):			
Interest only payments for 6-24 months	$ 5,990	$ 373	$ 6,363
Rate reduction	13,037	2,690	15,727
Forbearance for 3-6 months	-	-	-
First modification extension	849	728	1,577
Subsequent modification extension	3,358	105	3,463
Total residential TDRs	23,234	3,896	27,130
Commercial related and construction loans:			
Interest only payments for 6-24 months	9,643	1,752	11,395
Rate reduction	1,221	624	1,845
Forbearance for 3-6 months	160	855	1,015
First modification extension	15,526	541	16,067
Subsequent modification extension	9,535	35	9,570
Total commercial TDRs	36,085	3,807	39,892
Total troubled debt restructurings	$ 59,319	$ 7,703	$ 67,022

As of December 31, 2012 and 2011, 91% and 89% of the Bank's TDRs were performing according to their modified terms. The Bank had provided $7 million and $5 million of specific reserve allocations to customers whose loan terms have been modified in TDRs as of December 31, 2012 and 2011. Specific reserve allocations are generally assessed prior to loans being modified as a TDR, as most of these loans migrate from the Bank's internal watch list and have been specifically provided for or reserved for as part of the Bank's normal loan loss provisioning methodology. The Bank has not committed to lend any additional material amounts to its existing TDR relationships at December 31, 2012.

A summary of the types of TDR loan modifications that occurred during the twelve months ended December 31, 2012 follows:

December 31, 2012 *(in thousands)*	Troubled Debt Restructurings Performing to Modified Terms	Troubled Debt Restructurings Not Performing to Modified Terms	Total Troubled Debt Restructurings
Residential real estate loans (including home equity loans):			
Interest only payments for 6-24 months	$ 144	$ 624	$ 768
Rate reduction	14,609	243	14,852
Forbearance for 3-6 months	3,474	1,083	4,557
First modification extension	1,891	441	2,332
Subsequent modification extension	1,322	68	1,390
Bankruptcies	2,354	962	3,316
Total residential TDRs	23,794	3,421	27,215
Commercial related and construction loans:			
Interest only payments for 6 - 12 months	4,190	342	4,532
Rate reduction	9,443	895	10,338
Forbearance for 3-6 months	590	-	590
First modification extension	9,202	194	9,396
Subsequent modification extension	13,024	1,027	14,051
Bankruptcies	-	-	-
Total commercial TDRs	36,449	2,458	38,907
Total troubled debt restructurings	$ 60,243	$ 5,879	$ 66,122

As of December 31, 2012, 91% of the Bank's TDRs that occurred during 2012 were performing according to their modified terms. The Bank has provided $5 million in specific reserve allocations to customers whose loan terms were modified in TDRs during 2012. As stated above, specific reserves are generally assessed prior to loans being modified as a TDR, as most of these loans migrate from the Bank's internal watch list and have been specifically reserved for as part of the Bank's normal reserving methodology.

There was no change between the pre and post modification loan balances at December 31, 2012 and 2011.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification:

(dollars in thousands)	Number of Loans	Recorded Investment
Residential real estate:		
Owner occupied	**31**	**$ 2,355**
Non owner occupied	**5**	**1,671**
Commercial real estate	**4**	**1,310**
Commercial real estate - purchased whole loans	**-**	**-**
Real estate construction	**2**	**1,154**
Commercial	**-**	**-**
Warehouse lines of credit	**-**	**-**
Home equity	**-**	**-**
Consumer:		
Credit cards	**-**	**-**
Overdrafts	**-**	**-**
Other consumer	**-**	**-**
Total	**42**	**$ 6,490**

Refund Anticipation Loans

The following table details RAL originations and RAL losses for the years ended December 31, 2012, 2011 and 2010:

Year Ended December 31, *(in thousands)*	**2012**	2011	2010
RAL Originations:			
RALs originated and retained on balance sheet	**$ 796,015**	$ 1,038,862	$ 3,011,607
RAL Losses:			
Losses for RALs retained, net	**$ 6,876**	$ 11,560	$ 8,143

RAL Loss Reserves and Provision for Loan Losses:

Substantially all RALs issued by RB&T each year were made during the first quarter. RALs were generally repaid by the IRS or applicable taxing authority within two weeks of origination. Losses associated with RALs resulted from the IRS not remitting taxpayer refunds to RB&T associated with a particular tax return. This occurred for a number of reasons, including errors in the tax return and tax return fraud which are identified through IRS audits resulting from revenue protection strategies. In addition, RB&T also incurred losses as a result of tax debts not previously disclosed during its underwriting process.

At March 31st of each year, RB&T has reserved for its estimated RAL losses for the year based on current and prior-year funding patterns, information received from the IRS on current year payment processing, projections using RB&T's internal RAL underwriting criteria applied against prior years' customer data, and the subjective experience of RB&T management. RALs outstanding 30 days or longer were charged off at the end of each quarter with subsequent collections recorded as recoveries. Since the RAL season is over by the end of April of each year, substantially all uncollected RALs are charged off by June 30th of each year, except for those RALs management deems certain of collection.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES *(continued)*

As of December 31, 2012 and 2011, $10.5 million and $14.3 million of total RALs originated remained uncollected (outstanding past their expected funding date from the IRS), representing 1.31% and 1.38% of total gross RALs originated during the respective tax years. Substantially all of these RALs were charged off as of June 30, 2012 and 2011.

Discontinuance of the RAL Product:

As previously disclosed, effective December 8, 2011, RB&T entered into an agreement with the FDIC resolving its differences regarding the TRS division. RB&T's resolution with the FDIC was in the form of a Stipulation Agreement and a Consent Order (collectively, the "Agreement"). As part of the Agreement, RB&T and the FDIC settled all matters set out in the FDIC's Amended Notice of Charges dated May 3, 2011 and the lawsuit filed against the FDIC by RB&T. As required by this settlement, RB&T discontinued offering the RAL product effective April 30, 2012, subsequent to the first quarter 2012 tax season.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1A "Risk Factors"*
    - *Republic Processing Group*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
    - *Footnote 1 "Summary of Significant Accounting Policies"*
    - *Footnote 9 "Deposits"*
    - *Footnote 21 "Segment Information"*

For additional discussion regarding the Agreement, see the Company's Form 8-K filed with the SEC on December 9, 2011, including Exhibits 10.1 and 10.2.

5. FAIR VALUE

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Bank used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Securities available for sale: For all securities available for sale, excluding the Bank's private label mortgage backed security, fair value is typically determined by matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). With the exception of the private label mortgage backed security, all securities available for sale are classified as Level 2 in the fair value hierarchy.

The Bank's private label mortgage backed security remains extremely illiquid, and as such, the Bank classifies this security as a Level 3 security in accordance with ASC Topic 820, "*Fair Value Measurements and Disclosures.*" Based on this determination, the Bank utilized an income valuation model (present value model) approach, in determining the fair value of this security.

See in this section of the filing under Footnote 3 "Investment Securities" for additional discussion regarding the Bank's private label mortgage backed security.

Mortgage loans held for sale: The fair value of mortgage loans held for sale is determined using quoted secondary market prices. Mortgage loans held for sale are classified as Level 2 in the fair value hierarchy.

Derivative instruments: Mortgage Banking derivatives used in the ordinary course of business primarily consist of mandatory forward sales contracts ("forward contracts") and rate lock loan commitments. The fair value of the Bank's derivative instruments is primarily measured by obtaining pricing from broker-dealers recognized to be market participants. The pricing is derived from market observable inputs that can generally be verified and do not typically involve significant judgment by the Bank. Forward contracts and rate lock loan commitments are classified as Level 2 in the fair value hierarchy.

Impaired Loans: At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Impaired loans carried at fair value generally receive specific allocations of the allowance for loan losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

5. FAIR VALUE *(continued)*

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Once received, a member of the CAD reviews the assumptions and approaches utilized in the appraisal, as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. On an annual basis, the Bank compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment, if any, should be made to the appraisal value to arrive at a fair value.

Mortgage Servicing Rights: On a monthly basis, mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. If the carrying amount of an individual tranche exceeds fair value, impairment is recorded on that tranche so that the servicing asset is carried at fair value. The valuation model utilizes assumptions that market participants would use in estimating future net servicing income and that can generally be validated against available market data (Level 3).

Assets and liabilities measured at fair value on a **recurring basis**, including financial assets and liabilities for which the Bank has elected the fair value option, are summarized below:

	Fair Value Measurements at December 31, 2012 Using:			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Securities available for sale:				
U.S. Treasury securities and U.S. Government agencies	$ -	$ 39,472	$ -	$ 39,472
Private label mortgage backed security	-	-	5,687	5,687
Mortgage backed securities - residential	-	197,210	-	197,210
Collateralized mortgage obligations	-	195,877	-	195,877
Total securities available for sale	$ -	$ 432,559	$ 5,687	$ 438,246
Mandatory forward contracts	$ -	$ 36,722	$ -	$ 36,722
Rate lock loan commitments	-	27,399	-	27,399
Mortgage loans held for sale	-	10,614	-	10,614

5. FAIR VALUE *(continued)*

(in thousands)	Fair Value Measurements at December 31, 2011 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Securities available for sale:				
U.S. Treasury securities and U.S. Government agencies	$ -	$ 152,674	$ -	$ 152,674
Private label mortgage backed security	-	-	4,542	4,542
Mortgage backed securities - residential	-	293,329	-	293,329
Collateralized mortgage obligations	-	195,403	-	195,403
Total securities available for sale	$ -	$ 641,406	$ 4,542	$ 645,948
Mandatory forward contracts	$ -	$ 20,394	$ -	$ 20,394
Rate lock loan commitments	-	15,639	-	15,639
Mortgage loans held for sale	-	4,392	-	4,392

The table below presents a reconciliation of the Bank's private label mortgage backed security. This is the only asset that was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the periods ended December 31, 2012, 2011 and 2010:

Years Ended December 31, *(in thousands)*	**2012**	2011	2010
Balance, beginning of year	**$ 4,542**	$ 5,124	$ 5,901
Total gains or losses included in earnings:			
Net impairment loss recognized in earnings	**-**	(279)	(221)
Net change in unrealized gain/(loss)	**2,458**	6,671	8,470
Realized pass through of actual losses	**(1,313)**	(6,412)	(7,730)
Principal paydowns	**-**	(562)	(1,296)
Balance, end of year	**$ 5,687**	$ 4,542	$ 5,124

The Bank's single private label mortgage backed security is supported by analysis prepared by an independent third party. The third party's approach to determining fair value involved several steps: 1) detailed collateral analysis of the underlying mortgages, including consideration of geographic location, original loan-to-value and the weighted average FICO score of the borrowers; 2) collateral performance projections for each pool of mortgages underlying the security (probability of default, severity of default, and prepayment probabilities) and 3) discounted cash flow modeling.

There were no transfers into or out of Level 3 assets during the years ended December 31, 2012, 2011 and 2010.

5. FAIR VALUE *(continued)*

The following table presents quantitative information about recurring Level 3 fair value measurements at December 31, 2012:

	Fair Value *(in thousands)*	Valuation Technique	Unobservable Inputs	Range
Private label mortgage backed security	$ 5,687	Discounted cash flow	(1) Constant prepayment rate	1% - 6%
			(2) Probability of default	3.5% - 7%
			(2) Loss severity	60% - 70%

The significant unobservable inputs in the fair value measurement of the Bank's single private label mortgage backed security are prepayment rates, probability of default and loss severity in the event of default. Significant fluctuations in any of those inputs in isolation would result in a significantly lower/higher fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for loss severity and a directionally opposite change in the assumption used for prepayment rate.

Assets measured at fair value on a **non-recurring basis** are summarized below:

	Fair Value Measurements at December 31, 2012 Using:			
(in thousands)	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Impaired loans:				
Residential real estate:				
Owner occupied	$ -	$ -	$ 782	$ 782
Non owner occupied	-	-	1,788	1,788
Commercial real estate	-	-	15,618	15,618
Real estate construction	-	-	1,552	1,552
Commercial	-	-	182	182
Home equity	-	-	303	303
Total impaired loans *	$ -	$ -	$ 20,225	$ 20,225
Other real estate owned:				
Residential real estate:				
Owner occupied	$ -	$ -	$ 1,195	$ 1,195
Non owner occupied	-	-	-	-
Commercial real estate	-	-	1,219	1,219
Real estate construction	-	-	5,161	5,161
Total other real estate owned	$ -	$ -	$ 7,575	$ 7,575
Mortgage servicing rights	$ -	$ -	$ 3,484	$ 3,484

5. FAIR VALUE *(continued)*

(in thousands)	Fair Value Measurements at December 31, 2011 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Impaired loans:				
Residential real estate:				
Owner occupied	$ -	$ -	$ 1,930	$ 1,930
Non owner occupied	-	-	1,382	1,382
Commercial real estate	-	-	8,588	8,588
Real estate construction	-	-	7,813	7,813
Commercial	-	-	66	66
Home equity	-	-	1,562	1,562
Total impaired loans *	$ -	$ -	$ 21,341	$ 21,341
Other real estate owned:				
Residential real estate:				
Owner occupied	$ -	$ -	$ 3,477	$ 3,477
Non owner occupied	-	-	417	417
Commercial real estate	-	-	1,418	1,418
Real estate construction	-	-	1,000	1,000
Total other real estate owned	$ -	$ -	$ 6,312	$ 6,312

** - The impaired loan balances in the preceding two tables excludes TDRs. The difference between the carrying value and the fair value represents loss reserves recorded within the allowance for loan losses in accordance with ASC Topic 310-10-35 "Accounting by Creditors for Impairment of a Loan."*

5. FAIR VALUE *(continued)*

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a **non-recurring basis** at December 31, 2012:

	Fair Value *(in thousands)*		Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Impaired loans - commercial real estate	$	15,230	(1) Sales comparison approach	(1) Adjustments determined by Management for differences between the comparable sales	10% - 33% (21%)
	$	1,940	(2) Income approach	(2) Adjustments for differences between net operating income expectations	9% - 9% (9%)
Impaired loans - residential real estate	$	2,873	Sales comparison approach	Adjustments determined by Management for differences between the comparable sales	2% - 63% (16%)
Impaired loans - commercial	$	182	Sales comparison approach	Adjustments determined by Management for differences between the comparable sales	0% - 0% (0%)
Other real estate owned - residential	$	1,195	Sales comparison approach	Adjustments determined by Management for differences between the comparable sales	4% - 71% (14%)
Other real estate owned - commercial real estate	$	1,219	Sales comparison approach	Adjustments determined by Management for differences between the comparable sales	1% - 33% (16%)
Other real estate owned - real estate construction	$	663	(1) Sales comparison approach	Adjustments determined by Management for differences between the comparable sales	1% - 54% (35%)
	$	4,498	(2) Income approach	(2) Adjustments for differences between net operating income expectations	25% - 25% (25%)
Mortgage servicing rights	$	3,484	Third party valuation pricing	Prepayment speeds	112% - 550% (370%)

The following section details impairment charges recognized during the period:

The Bank recorded realized impairment losses related to its single Level 3 private label mortgage backed security as follows:

Years Ended December 31, *(in thousands)*		**2012**		2011		2010
Net impairment loss recognized in earnings	**$**	-	$	279	$	221

See in this section of the filing under Footnote 3 "Investment Securities" for additional detail regarding impairment losses.

5. FAIR VALUE *(continued)*

Collateral dependent impaired loans are generally measured for impairment using the fair market value for reasonable disposition of the underlying collateral. The Bank's practice is to obtain new or updated appraisals on the loans subject to the initial impairment review and then to evaluate the need for an update to this value on an as necessary or possibly annual basis thereafter (depending on the market conditions impacting the value of the collateral). The Bank may discount the appraisal amount as necessary for selling costs and past due real estate taxes. If a new or updated appraisal is not available at the time of a loan's impairment review, the Bank may apply a discount to the existing value of an old appraisal to reflect the property's current estimated value if it is believed to have deteriorated in either: (i) the physical or economic aspects of the subject property or (ii) material changes in market conditions. The results of the impairment review results in an increase in the allowance for loan loss or in a partial charge-off of the loan, if warranted. Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

The following section details impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans are as follows:

December 31, *(in thousands)*		**2012**		2011
Carrying amount of loans measured at fair value	**$**	**23,070**	$	25,849
Estimated selling costs considered in carrying amount		**1,839**		1,940
Valuation allowance		**(4,684)**		(6,448)
Total fair value	**$**	**20,225**	$	21,341

Other real estate owned, which is carried at the lower of cost or fair value, is periodically assessed for impairment based on fair value at the reporting date. Fair value is determined from external appraisals using judgments and estimates of external professionals. Many of these inputs are not observable and, accordingly, these measurements are classified as Level 3. The fair value of the Bank's individual other real estate owned properties exceeded their carrying value at December 31, 2012 and 2011.

Details of other real estate owned carrying value and write downs follows:

December 31, *(in thousands)*		**2012**		2011		2010
Carrying value of other real estate owned	**$**	**26,203**	$	10,956	$	11,969
Other real estate owned writedowns		**1,719**		917		1,127

MSRs are carried at lower of cost or fair value. Details of MSRs carried at fair value follows:

December 31, *(in thousands)*		**2012**		2011		2010
Outstanding balance	**$**	**3,829**	$	3,615	$	-
Valuation allowance		**(345)**		(203)		-
Fair value	**$**	**3,484**	$	3,412	$	-
Charge to mortgage banking income due to impairment of value	**$**	**142**	$	203	$	-

5. **FAIR VALUE** *(continued)*

The carrying amounts and estimated fair values of financial instruments, at December 31, 2012 and 2011 are as follows:

(in thousands)	Carrying Value	Fair Value Measurements at December 31, 2012 Using: Level 1	Level 2	Level 3	Total Fair Value
Assets:					
Cash and cash equivalents	$ 137,691	$ 137,691	$ -	$ -	$ 137,691
Securities available for sale	438,246	-	432,559	5,687	438,246
Securities to be held to maturity	46,010	-	46,416	-	46,416
Mortgage loans held for sale	10,614	-	10,614	-	10,614
Loans, net	2,626,468	-	-	2,702,686	2,702,686
Federal Home Loan Bank stock	28,377	-	-	-	N/A
Accrued interest receivable	9,245	-	9,245	-	9,245
Liabilities:					
Non interest-bearing deposits	479,046	-	479,046	-	479,046
Transaction deposits	1,193,339	-	1,193,339	-	1,193,339
Time deposits	310,543	-	314,972	-	314,972
Securities sold under agreements to repurchase and other short-term borrowings	250,884	-	250,884	-	250,884
Federal Home Loan Bank advances	542,600	-	576,158	-	576,158
Subordinated note	41,240	-	37,917	-	37,917
Accrued interest payable	1,403	-	1,403	-	1,403

(in thousands)	December 31, 2011 Carrying Value	Fair Value
Assets:		
Cash and cash equivalents	$ 362,971	$ 362,971
Securities available for sale	645,948	645,948
Securities to be held to maturity	28,074	28,342
Mortgage loans held for sale	4,392	4,392
Loans, net	2,261,232	2,305,208
Federal Home Loan Bank stock	25,980	N/A
Accrued interest receivable	9,679	9,679
Liabilities:		
Non interest-bearing deposits	408,483	408,483
Transaction deposits	1,019,809	1,019,809
Time deposits	305,686	308,049
Securities sold under agreements to repurchase and other short-term borrowings	230,231	230,231
Federal Home Loan Bank advances	934,630	960,671
Subordinated note	41,240	36,667
Accrued interest payable	1,724	1,724

5. FAIR VALUE *(continued)*

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The assumptions used in the estimation of the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Company. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents – The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

Mortgage loans held for sale – The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors resulting in a Level 2 classification.

Loans, net – The fair value of loans is calculated using discounted cash flows by loan type resulting in a Level 3 classification. The discount rate used to determine the present value of the loan portfolio is an estimated market rate that reflects the credit and interest rate risk inherent in the loan portfolio without considering widening credit spreads due to market illiquidity. The estimated maturity is based on the Bank's historical experience with repayments adjusted to estimate the effect of current market conditions. The allowance for loan losses is considered a reasonable discount for credit risk. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Federal Home Loan Bank stock – It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Accrued interest receivable/payable – The carrying amounts of accrued interest, due to their short-term nature, approximates fair value resulting in a Level 2 classification.

Deposits – Fair values for certificates of deposit have been determined using discounted cash flows. The discount rate used is based on estimated market rates for deposits of similar remaining maturities and are classified as Level 2. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values and are classified as Level 1.

Securities sold under agreements to repurchase – The carrying amount for securities sold under agreements to repurchase generally maturing within ninety days approximates its fair value resulting in a Level 2 classification.

Federal Home Loan Bank advances – The fair value of the FHLB advances is obtained from the FHLB and is calculated by discounting contractual cash flows using an estimated interest rate based on the current rates available to the Company for debt of similar remaining maturities and collateral terms resulting in a Level 2 classification.

Subordinated note – The fair value for subordinated debentures is calculated using discounted cash flows based upon current market spreads to LIBOR for debt of similar remaining maturities and collateral terms resulting in a Level 2 classification.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2012 and 2011. Although management is not aware of any factors that would dramatically affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, estimates of fair value may differ significantly from the amounts presented.

6. MORTGAGE BANKING ACTIVITIES

Activity for mortgage loans held for sale was as follows:

December 31, *(in thousands)*	**2012**	2011
Balance, beginning of year	**$ 4,392**	$ 15,228
Origination of mortgage loans held for sale	**243,066**	134,059
Proceeds from the sale of mortgage loans held for sale	**(246,542)**	(148,986)
Net gain on sale of mortgage loans held for sale	**9,698**	4,091
Balance, end of year	**$ 10,614**	$ 4,392

Mortgage loans serviced for others are not reported as assets. The Bank serviced loans for others (primarily FHLMC) totaling $892 million and $1.0 billion at December 31, 2012 and 2011. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and processing foreclosures. Custodial escrow account balances maintained in connection with serviced loans were approximately $12 million and $11 million at December 31, 2012 and 2011.

Mortgage Banking activities primarily include residential mortgage originations and servicing. The following table presents the components of Mortgage Banking income:

December 31, *(in thousands)*	**2012**	2011	2010
Net gain on sale of mortgage loans held for sale	**$ 9,698**	$ 4,091	$ 5,989
Change in mortgage servicing rights valuation allowance	**(142)**	(203)	-
Loan servicing income, net of amortization	**(1,109)**	11	(192)
Total Mortgage Banking income	**$ 8,447**	$ 3,899	$ 5,797

The following table presents the components of net loan servicing income:

December 31, *(in thousands)*	**2012**	2011	2010
Loan servicing income	**$ 2,181**	$ 2,828	$ 3,076
Amortization of MSRs	**(3,290)**	(2,817)	(3,268)
Net loan servicing income	**$ (1,109)**	$ 11	$ (192)

Activity for capitalized mortgage servicing rights was as follows:

December 31, *(in thousands)*	**2012**	2011	2010
Balance, beginning of year	**$ 6,087**	$ 7,800	$ 8,430
Additions	**2,122**	1,307	2,638
Amortized to expense	**(3,290)**	(2,817)	(3,268)
Change in valuation allowance	**(142)**	(203)	-
Balance, end of year	**$ 4,777**	$ 6,087	$ 7,800

6. MORTGAGE BANKING ACTIVITIES *(continued)*

Activity for the valuation allowance for capitalized mortgage servicing rights was as follows:

December 31, *(in thousands)*	**2012**	2011	2010
Balance, beginning of year	**$ (203)**	$ -	$ -
Additions	**(247)**	(203)	-
Reductions credited to operations	**105**	-	-
Direct write downs	**-**	-	-
Balance, end of year	**$ (345)**	$ (203)	$ -

Other information relating to mortgage servicing rights follows:

December 31, *(dollars in thousands)*	**2012**	2011
Fair value of mortgage servicing rights portfolio	**$ 5,446**	$ 7,120
Prepayment speed range	**112% - 550%**	221% - 550%
Discount rate	**9%**	9%
Weighted average default rate	**1.50%**	1.50%
Weighted average life in years	**3.89**	4.09

Estimated future amortization expense of the MSR portfolio (net of the impairment charge) follows; however, actual amortization expense will be impacted by loan payoffs and changes in estimated lives that occur during each respective year:

Year	*(in thousands)*
2013	**$ 1,218**
2014	**1,172**
2015	**1,063**
2016	**565**
2017	**442**
2018	**191**
2019	**126**
Total	**$ 4,777**

Mortgage Banking derivatives used in the ordinary course of business primarily consist of mandatory forward sales contracts and rate lock loan commitments. Mandatory forward contracts represent future commitments to deliver loans at a specified price and date and are used to manage interest rate risk on loan commitments and mortgage loans held for sale. Rate lock loan commitments represent commitments to fund loans at a specific rate. These derivatives involve underlying items, such as interest rates, and are designed to transfer risk. Substantially all of these instruments expire within 90 days from the date of issuance. Notional amounts are amounts on which calculations and payments are based, but which do not represent credit exposure, as credit exposure is limited to the amounts required to be received or paid.

6. MORTGAGE BANKING ACTIVITIES *(continued)*

The following tables include the notional amounts and realized gain (loss) for Mortgage Banking derivatives recognized in Mortgage Banking income as of December 31, 2012 and 2011:

December 31, *(in thousands)*	**2012**	2011
Mandatory forward contracts:		
Notional amount	**$ 36,675**	$ 20,490
Change in fair value of mandatory forward contracts	**47**	(96)
Rate lock loan commitments:		
Notional amount	**$ 27,468**	$ 15,623
Change in fair value of rate lock loan commitments	**(69)**	16

Mandatory forward contracts also contain an element of risk in that the counterparties may be unable to meet the terms of such agreements. In the event the counterparties fail to deliver commitments or are unable to fulfill their obligations, the Bank could potentially incur significant additional costs by replacing the positions at then current market rates. The Bank manages its risk of exposure by limiting counterparties to those banks and institutions deemed appropriate by management and the Board of Directors. The Bank does not expect any counterparty to default on their obligations and therefore, the Bank does not expect to incur any cost related to counterparty default.

The Bank is exposed to interest rate risk on loans held for sale and rate lock loan commitments. As market interest rates fluctuate, the fair value of mortgage loans held for sale and rate lock commitments will decline or increase. To offset this interest rate risk, the Bank enters into derivatives such as mandatory forward contracts to sell loans. The fair value of these mandatory forward contracts will fluctuate as market interest rates fluctuate, and the change in the value of these instruments is expected to largely, though not entirely, offset the change in fair value of loans held for sale and rate lock commitments. The objective of this activity is to minimize the exposure to losses on rate loan lock commitments and loans held for sale due to market interest rate fluctuations. The net effect of derivatives on earnings will depend on risk management activities and a variety of other factors, including market interest rate volatility, the amount of rate lock commitments that close, the ability to fill the forward contracts before expiration, and the time period required to close and sell loans.

7. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, *(in thousands)*	**2012**	2011
Land	**$ 3,355**	$ 3,355
Buildings and improvements	**27,680**	27,574
Furniture, fixtures and equipment	**37,466**	35,350
Leasehold improvements	**12,118**	12,030
Construction in progress	**106**	742
Total premises and equipment	**80,725**	79,051
Less: Accumulated depreciation and amortization	**47,528**	44,370
Premises and equipment, net	**$ 33,197**	$ 34,681

In May 2011, RB&T, entered into a definitive agreement to sell its banking center located in Bowling Green, Kentucky to Citizens. This transaction was closed on September 30, 2011. As part of the transaction, Citizens acquired all of the fixed assets of the Bowling Green banking center, or approximately $1.1 million.

Depreciation expense related to premises and equipment follows:

December 31, *(in thousands)*	**2012**	2011	2011
Depreciation expense	**$ 5,372**	$ 5,738	$ 5,877

8. GOODWILL AND INTANGIBLE ASSETS

A progression of the balance for goodwill follows:

December 31, *(in thousands)*	**2012**	2011
Beginning of year	**$ 10,168**	$ 10,168
Acquired goodwill	**-**	-
Impairment	**-**	-
End of year	**$ 10,168**	$ 10,168

The Bank did not record goodwill associated with its 2012 acquisitions of failed banks. The goodwill balance relates entirely to the Traditional Banking segment.

Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. At September 30, 2012, the Company's traditional bank reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the carrying value of the reporting unit did not exceed its fair value. Therefore, the Company did not complete the two-step impairment test as of September 30, 2012.

The Bank recorded $623,000 in core deposit intangibles associated with its 2012 acquisitions. The FCB core deposit intangible was initially recorded at a value of $559,000 and is being amortized over an estimated 24 month runoff period for the related deposits, ending the year with $489,000 of unamortized core deposit intangible related to FCB. Based on the nature of the TCB deposits acquired, the Bank accelerated the depreciation of the $64,000 TCB core deposit intangible during 2012, ending the year with no core deposit intangible remaining for TCB.

Detail of core deposit intangibles, which are included in other assets in the Company's consolidated balance sheets, follows:

	2012		2011	
Years ended December 31, *(in thousands)*	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	**$ 1,160**	**$ 650**	$ 601	$ 543

Aggregate core deposit intangible amortization expense follows:

December 31, *(in thousands)*	**2012**	2011	2010
Aggregate core deposit intangible amortization expense	**$ 171**	$ 59	$ 79

Estimated future core deposit amortization expense is as follows:

Year	*(in thousands)*
2013	**$ 224**
2014	**149**
2015	**115**
2016	**22**
2017	**-**
Total	**$ 510**

9. DEPOSITS

Ending deposit balances at December 31, 2012 and 2011 were as follows:

December 31, *(in thousands)*		2012		2011
Demand (NOW and SuperNOW)	$	580,900	$	523,708
Money market accounts		514,698		433,508
Brokered money market accounts		35,596		18,121
Savings		62,145		44,472
Individual retirement accounts*		32,491		31,201
Time deposits, $100,000 and over*		80,906		82,970
Other certificates of deposit*		100,036		103,230
Brokered certificates of deposit*(1)		97,110		88,285
Total interest-bearing deposits		1,503,882		1,325,495
Total non interest-bearing deposits		479,046		408,483
Total deposits	$	1,982,928	$	1,733,978

(*) - Represents a time deposit.
(1) – Includes brokered deposits less than, equal to and greater than $100,000

The composition of deposits related to the acquisitions of failed banks outstanding at December 31, 2012 follows:

December 31, 2012 *(in thousands)*		Tennessee Commerce Bank		First Commercial Bank		Total Acquired Banks
Demand	$	10,024	$	5,871	$	15,895
Money market accounts		1,510		25,762		27,272
Savings		217		-		217
Individual retirement accounts*		1,166		3,269		4,435
Time deposits, $100,000 and over*		10,822		3,267		14,089
Other certificates of deposit*		7,196		12,574		19,770
Brokered certificates of deposit*(1)		6,729		12,247		18,976
Total interest-bearing deposits		37,664		62,990		100,654
Total non interest-bearing deposits		4,240		6,812		11,052
Total deposits	$	41,904	$	69,802	$	111,706

(*) - Represents a time deposit.
(1) – Includes brokered deposits less than, equal to and greater than $100,000

See additional discussion regarding 2012 acquisitions in this section of the filing under Footnote 2 "Acquisitions of Failed Banks."

Total Company deposits increased $249 million, or 14%, from December 31, 2011 to $2.0 billion at December 31, 2012. Total Company interest-bearing deposits increased $178 million, or 13% and total Company non interest-bearing deposits increased $71 million, or 17%. Deposits related to the 2012 acquisitions of failed banks totaled $112 million at December 31, 2012. The TCB deposits consisted of $38 million in interest-bearing deposits and $4 million in non interest-bearing deposits, while the FCB deposits consisted of $63 million in interest-bearing deposits and $7 million in non interest-bearing deposits.

Excluding non interest-bearing deposits associated with the 2012 acquisitions of failed banks, non interest-bearing deposits increased $60 million, or 15%, during 2012. Within the Traditional Banking segment, the Bank experienced growth of approximately $42 million in its Analysis Checking and Money Manager Free Checking accounts, which are the Bank's key products offered to small and medium sized businesses.

9. DEPOSITS *(continued)*

During most of 2012, non interest-bearing accounts, in general, remained an attractive product offering to clients due to the unlimited FDIC insurance feature. This unlimited guaranty by the FDIC expired on December 31, 2012. Management believes that the expiration of the unlimited FDIC insurance guaranty could have a negative impact on the Bank's non interest-bearing deposit balances, however, at this time, management cannot precisely predict how large an impact it may be.

Excluding interest-bearing deposits associated with the 2012 acquisitions of failed banks, interest-bearing deposits increased $78 million, or 6%, during 2012. Lower costing interest bearing demand deposits, savings accounts, and money market accounts reflected a combined increase of $113 million. This increase was offset by a decrease of $35 million in higher costing certificates of deposit and individual retirement accounts.

In May 2011, RB&T, entered into a definitive agreement to sell its banking center located in Bowling Green, Kentucky to Citizens. This transaction closed on September 30, 2011. In addition to other items, Citizens assumed all deposits of its Bowling Green banking center, or approximately $33 million. The Bank recognized a pre-tax net gain on sale for the entire transaction of $2.9 million.

Time deposits of $100,000 or more, including brokered certificates of deposit, are presented in the table below:

December 31, *(in thousands)*		**2012**		2011
Time deposits of $100,000 or more	**$**	**158,516**	$	171,255

At December 31, 2012, the scheduled maturities of all time deposits, including brokered certificates of deposit were as follows:

Year		*(in thousands)*
2013	**$**	**189,241**
2014		**55,798**
2015		**39,513**
2016		**17,100**
2017		**6,780**
Thereafter		**2,111**
Total	**$**	**310,543**

During the first quarter of 2012, RB&T obtained $252 million in brokered certificates of deposit to partially fund the first quarter 2012 RAL program. These brokered certificates of deposit had a weighted average life of 44 days with a weighted average interest rate of 0.39%.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1A "Risk Factors"*
    - *Republic Processing Group*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
    - *Footnote 1 "Summary of Significant Accounting Policies"*
    - *Footnote 4 "Loans and Allowance for Loan Losses"*
    - *Footnote 21 "Segment Information"*

10. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase consist of short-term excess funds from correspondent banks, repurchase agreements and overnight liabilities to deposit customers arising from the Bank's treasury management program. While comparable to deposits in their transactional nature, these overnight liabilities to customers are in the form of repurchase agreements. Repurchase agreements collateralized by securities are treated as financings; accordingly, the securities involved with the agreements are recorded as assets and are held by a safekeeping agent and the obligations to repurchase the securities are reflected as liabilities. All securities underlying the agreements are under the Bank's control. Information regarding securities sold under agreements to repurchase follows:

December 31, *(dollars in thousands)*		**2012**		2011		2010
Outstanding balance at end of year	**$**	**250,884**	$	230,231	$	319,246
Weighted average interest rate at year end		**0.06%**		0.17%		0.31%
Average outstanding balance during the year	**$**	**237,414**	$	278,861	$	330,154
Average interest rate during the year		**0.16%**		0.23%		0.31%
Maximum outstanding at any month end	**$**	**272,057**	$	297,571	$	329,383

At December 31, 2012, all securities sold under agreements to repurchase had overnight maturities.

11. FHLB ADVANCES

At December 31, 2012 and 2011, FHLB advances were as follows:

December 31, *(in thousands)*		**2012**		2011
Overnight FHLB advances	**$**	**-**	$	145,000
Fixed interest rate advances with a weighted average interest rate of .10% due through March 2012		**-**		300,000
Fixed interest rate advances with a weighted average interest rate of 2.24% due through 2019		**442,600**		369,630
Putable fixed interest rate advances with a weighted average interest rate of 4.39% due through 2017*(1)*		**100,000**		120,000
Total FHLB advances	**$**	**542,600**	$	934,630

(1) - Represents putable advances with the FHLB. These advances have original fixed rate periods ranging from one to five years with original maturities ranging from three to ten years if not put back to the Bank earlier by the FHLB. At the end of their respective fixed rate periods and on a quarterly basis thereafter, the FHLB has the right to require payoff of the advances by the Bank at no penalty. Based on market conditions at this time, the Bank does not believe that any of its putable advances are likely to be "put back" to the Bank in the short-term by the FHLB.

Each FHLB advance is payable at its maturity date, with a prepayment penalty for fixed rate advances that are paid off earlier than maturity. FHLB advances are collateralized by a blanket pledge of eligible real estate loans. At December 31, 2012, Republic had available collateral to borrow an additional $472 million from the FHLB. In addition to its borrowing line with the FHLB, Republic also had unsecured lines of credit totaling $216 million available through various other financial institutions.

As discussed under Footnote 2 *"Acquisition of Failed Banks,"* RB&T assumed $3 million in FHLB advances in connection with the FCB acquisition. During the third quarter of 2012, RB&T prepaid these advances and incurred an early termination penalty of $63,000, which was equivalent to the fair value adjustment recorded in connection with the initial day-one bargain purchase gain.

11. FHLB ADVANCES *(continued)*

During the first quarter of 2012, RB&T prepaid $81 million in FHLB advances. These advances had a weighted average cost of 3.56% and were all scheduled to mature between October 2012 and May 2013. The Bank incurred a $2.4 million early termination penalty in connection with this transaction.

During the fourth quarter of 2011, RB&T obtained $300 million in FHLB advances to partially fund the first quarter 2012 RAL program. These liabilities had a weighted average life of three months with a weighted average interest rate of 0.10%. Excluding this advance, the weighted average interest rate of all fixed rate advances was 3.11% at December 31, 2011.

Aggregate future principal payments on FHLB advances, based on contractual maturity dates are detailed below:

Year	*(in thousands)*
2013	**$ 35,000**
2014	**178,000**
2015	**25,000**
2016	**72,000**
2017	**125,000**
Thereafter	**107,600**
Total	**$ 542,600**

The following table illustrates real estate loans pledged to collateralize advances and letters of credit with the FHLB:

December 31, *(in thousands)*	**2012**	2011
First lien, single family residential real estate	**$ 1,053,946**	$ 961,841
Home equity lines of credit	**116,043**	142,233
Multi-family commercial real estate	**7,017**	14,697

12. SUBORDINATED NOTE

In 2005, Republic Bancorp Capital Trust ("RBCT"), an unconsolidated trust subsidiary of Republic Bancorp, Inc., issued $40 million in Trust Preferred Securities ("TPS"). The Company is not considered the primary beneficiary of this Trust (variable interest entity), therefore the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The TPS mature in September, 2035 and are redeemable at the Company's option after ten years. The TPS pay a fixed interest rate for ten years and adjust with LIBOR + 1.42% thereafter. RBCT used the proceeds from the sale of the TPS to purchase $41.2 million of unsecured fixed/floating rate subordinated debentures. The subordinated debentures mature in whole in September, 2035 and are redeemable at the Company's option after ten years. The subordinated debentures are currently treated as Tier 1 Capital for regulatory purposes and the related interest expense, currently payable quarterly at the annual rate of 6.015%, is included in the consolidated financial statements.

In 2004, the Company executed an intragroup trust preferred transaction through its subsidiary Republic Invest Co., with the purpose of providing RB&T access to additional capital markets, if needed. On a consolidated basis, this transaction had no impact to the capital levels and ratios of the Company. The subordinated debentures held by RB&T, as a result of this transaction, however, are treated as Tier 2 Capital based on requirements administered by RB&T's federal banking agency. The Company could immediately modify the transaction to provide up to $24 million to RB&T in additional capital to assist in maintaining minimum well-capitalized regulatory ratios. These subordinated debentures mature in whole in March, 2034.

13. INCOME TAXES

Allocation of federal income tax between current and deferred portion is as follows:

Years Ended December 31, *(in thousands)*	**2012**	2011	2010
Current expense:			
Federal	**$ 51,888**	$ 50,326	$ 27,702
State	**1,565**	996	642
Deferred expense:			
Federal	**10,798**	(1,287)	5,167
State	**355**	13	169
Total	**$ 64,606**	$ 50,048	$ 33,680

Effective tax rates differ from federal statutory rate of 35% applied to income before income taxes due to the following:

Years Ended December 31,	**2012**	2011	2010
Federal statutory rate times financial statement income	**35.00%**	35.00%	35.00%
Effect of:			
State taxes, net of federal benefit	**0.68%**	0.46%	0.54%
General business tax credits	**-0.34%**	-0.69%	-1.09%
Other, net	**-0.22%**	-0.06%	-0.23%
Effective tax rate	**35.12%**	34.71%	34.22%

Year-end deferred tax assets and liabilities were due to the following:

Years Ended December 31, *(in thousands)*	**2012**	2011
Deferred tax assets:		
Allowance for loan losses	**$ 7,970**	$ 7,787
Accrued expenses	**5,128**	3,950
Net operating loss carryforward *(1)*	**1,349**	843
Depreciation	**334**	-
Other-than-temporary impairment	**884**	805
Total deferred tax assets	**15,665**	13,385
Deferred tax liabilities:		
Unrealized investment securities gains	**(3,022)**	(2,229)
Federal Home Loan Bank dividends	**(4,362)**	(4,216)
Depreciation	**-**	(159)
Deferred loan fees	**(706)**	(467)
Mortgage servicing rights	**(1,877)**	(2,228)
Bargain purchase gain	**(14,454)**	-
Other	**(241)**	(1,689)
Total deferred tax liabilities	**(24,662)**	(10,988)
Less: Valuation allowance	**(1,592)**	(1,040)
Net deferred tax asset	**$ (10,589)**	$ 1,357

(1) The Company has a Kentucky net operating loss carry forward of $19 million which began to expire in 2012 and a Florida net operating loss carryforward of $3 million which begins to expire in 2030. The Company maintains a valuation allowance as it does not anticipate generating taxable income in Kentucky or Florida to utilize these carryforwards prior to expiration.

13. INCOME TAXES *(continued)*

Unrecognized Tax Benefits

The Company has not filed tax returns in certain jurisdictions where it has conducted limited lending activity but had no offices; therefore, the Company is open to examination for all years in which the lending activity has occurred. The Company adopted the provisions of FIN 48 on January 1, 2007 and recognized a liability for the amount of tax which would be due to those jurisdictions should it be determined that income tax filings were required. It is the Company's policy to recognize interest and penalties as a component of income tax expense related to its unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

December 31, *(in thousands)*	**2012**	2011
Balance, beginning of year	**$ 506**	$ 473
Additions based on tax related to the current year	**146**	148
Additions for tax positions of prior years	**-**	50
Reductions for tax positions of prior years	**-**	(56)
Reductions due to the statute of limitations	**(57)**	(109)
Settlements	**-**	-
Balance, end of year	**$ 595**	$ 506

Of the 2012 total, $386,000 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

The total amount of interest and penalties recorded in the income statement was an expense of $28,000 and a benefit of $28,000 for the years ended December 31, 2012 and 2011. The Company had accrued approximately $166,000 and $138,000 for the payment of interest and penalties at December 31, 2012 and 2011.

December 31, *(in thousands)*	**2012**	2011
Interest and penalties recorded in the income statement	**$ 28**	$ (28)
Interest and penalties accrued	**166**	138

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for all years prior to and including 2008.

14. EARNINGS PER SHARE

Class A and Class B shares participate equally in undistributed earnings. The difference in earnings per share between the two classes of common stock results solely from the 10% per share cash dividend premium paid on Class A Common Stock over that paid on Class B Common Stock. *See Footnote 15, "Stockholders' Equity and Regulatory Capital Matters" of this section of the filing.*

A reconciliation of the combined Class A and Class B Common Stock numerators and denominators of the earnings per share and diluted earnings per share computations is presented below:

Years Ended December 31, *(in thousands, except per share data)*	**2012**	2011	2010
Net income	**$ 119,339**	$ 94,149	$ 64,753
Weighted average shares outstanding	**20,959**	20,945	20,877
Effect of dilutive securities	**69**	48	83
Average shares outstanding including dilutive securities	**21,028**	20,993	20,960
Basic earnings per share:			
Class A Common Stock	**$ 5.71**	$ 4.50	$ 3.11
Class B Common Stock	**$ 5.55**	$ 4.45	$ 3.06
Diluted earnings per share:			
Class A Common Stock	**$ 5.69**	$ 4.49	$ 3.10
Class B Common Stock	**$ 5.53**	$ 4.44	$ 3.04

Stock options excluded from the detailed earnings per share calculation because their impact was antidilutive are as follows:

Years Ended December 31,	**2012**	2011	2010
Antidilutive stock options	**122,450**	585,720	623,140
Average antidilutive stock options	**120,353**	585,147	621,699

15. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL MATTERS

Common Stock – The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common shares may be converted, at the option of the holder, to Class A Common shares on a share for share basis. The Class A Common shares are not convertible into any other class of Republic's capital stock.

Dividend Restrictions – The Parent Company's principal source of funds for dividend payments are dividends received from RB&T. Banking regulations limit the amount of dividends that may be paid to the Parent Company by the Bank without prior approval of the respective states' banking regulators. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years. At December 31, 2012, RB&T could, without prior approval, declare dividends of approximately $117 million. The Company does not plan to pay dividends from its Florida subsidiary, Republic Bank, in the foreseeable future.

Regulatory Capital Requirements – The Parent Company and the Bank are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Republic's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2012 and 2011, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

With regard to RB, the Qualified Thrift Lender ("QTL") test requires at least 65% of assets be maintained in housing-related loans and investments and other specified areas for nine out of the twelve calendar months each year. If this test is not met for at least nine out of twelve months, limits are placed on growth, branching, new investments, FHLB advances and dividends, or Republic Bank must convert to a commercial bank charter. RB met the requirements of the QTL test for 2012.

15. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL MATTERS *(continued)*

(dollars in thousands)	Actual		Minimum Requirement for Capital Adequacy Purposes		Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012						
Total capital to risk weighted assets						
Republic Bancorp, Inc.	$ 581,189	25.28 %	$ 183,939	8 %	N/A	N/A
Republic Bank & Trust Co.	451,898	20.37	177,448	8	$ 221,811	10 %
Republic Bank	14,494	18.02	6,434	8	8,043	10
Tier 1 (core) capital to risk weighted assets						
Republic Bancorp, Inc.	558,982	24.31	91,969	4	N/A	N/A
Republic Bank & Trust Co.	407,261	18.36	88,724	4	133,086	6
Republic Bank	13,474	16.75	3,217	4	4,826	6
Tier 1 leverage capital to average assets						
Republic Bancorp, Inc.	558,982	16.36	136,646	4	N/A	N/A
Republic Bank & Trust Co.	407,261	12.18	133,696	4	167,120	5
Republic Bank	13,474	13.43	4,013	4	5,016	5

(dollars in thousands)	Actual		Minimum Requirement for Capital Adequacy Purposes		Minimum Requirement to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011						
Total capital to risk weighted assets						
Republic Bancorp, Inc.	$ 501,188	24.74 %	$ 162,072	8 %	N/A	N/A
Republic Bank & Trust Co.	447,143	22.97	155,702	8	$ 194,627	10 %
Republic Bank	16,441	20.34	6,466	8	8,082	10
Tier 1 (core) capital to risk weighted assets						
Republic Bancorp, Inc.	478,003	23.59	81,036	4	N/A	N/A
Republic Bank & Trust Co.	401,529	20.63	77,851	4	116,776	6
Republic Bank	15,420	19.08	3,233	4	4,849	6
Tier 1 leverage capital to average assets						
Republic Bancorp, Inc.	478,003	14.77	129,852	4	N/A	N/A
Republic Bank & Trust Co.	401,529	12.78	125,652	4	157,065	5
Republic Bank	15,420	14.44	4,680	4	5,850	5

16. STOCK PLANS AND STOCK BASED COMPENSATION

At December 31, 2012, the Company had a stock option plan, which also allows for the issuance of restricted stock awards, and a director deferred compensation plan. The stock option plan, which allows for the issuance of restricted stock awards, is part of the 2005 Stock Incentive Plan ("2005 Plan").

Stock Options

The Company recorded expense related to stock options as follows:

December 31, *(in thousands)*	**2012**	2011	2010
Stock option expense	**$ 792**	$ 277	$ 567

The stock options are incentive stock options with no disqualifying dispositions; therefore, no tax benefit was recognized related to the expense. No stock options were modified during the years ended December 31, 2012, 2011 and 2010.

The 2005 Plan permits the grant of stock options and restricted stock awards for up to 3,307,500 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards generally become fully exercisable at the end of five to six years of continued employment and must be exercised within one year from the date the options become exercisable. There were no Class B stock options outstanding during each of the periods presented. All stock options have an exercise price that is at least equal to the fair market value of the Company's stock on the date the options were granted. All shares issued under the above mentioned plans came from authorized and unissued shares. Currently, the Company has a sufficient number of shares to satisfy expected share option exercises.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on historical volatility of Republic's stock and other factors. Expected dividends are based on dividend trends and the market price of Republic's stock price at grant. Republic uses historical data to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The fair value of stock options granted was determined using the following weighted average assumptions as of grant date:

	2012	2011	2010
Risk-free interest rate	**1.04%**	2.29%	2.66%
Expected dividend yield	**2.79%**	2.59%	2.65%
Expected stock price volatility	**33.35%**	30.88%	30.40%
Expected life of options (in years)	**6**	6	6
Estimated fair value per share	**$ 5.62**	$ 5.56	$ 5.20

A summary of stock option activity for 2012 follows:

	Options Class A Shares	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Outstanding, beginning of year	**592,276**	**$ 21.38**		
Granted	**3,000**	**23.65**		
Exercised	**(11,470)**	**20.78**		
Forfeited or expired	**(123,606)**	**23.44**		
Outstanding, end of year	**460,200**	**$ 20.86**	**2.06**	**$ 458,853**
Fully vested and expected to vest	**460,200**	**$ 20.86**	**2.06**	**$ 458,853**
Exercisable (vested) at end of year	**115,200**	**$ 23.65**	**0.89**	**$ 1,523**

16. STOCK PLANS AND STOCK BASED COMPENSATION *(continued)*

Information related to the stock option plan during each year follows:

December 31, *(in thousands)*	**2012**	2011	2010
Intrinsic value of options exercised	**$ 56**	$ 315	$ 1,455
Cash received from options exercised, net of shares redeemed	**147**	438	1,884
Weighted average fair value of options granted	**17**	28	42

Loan balances of non-executive officer employees that were originated to fund stock option exercises were as follows:

Years Ended December 31, *(in thousands)*	**2012**	2011
Outstanding loans	**$ 466**	$ 893

Restricted Stock Awards

Restricted stock awards generally become fully vested at the end of five to six years of continued employment. Information related to restricted stock awards granted follows:

December 31, *(in thousands except per share data)*	**2012**
Shares granted	**82**
Weighted-average grant date fair value	**$ 19.85**
Restricted stock award expense	**$ 50**

The following table summarizes the activity for non-vested restricted stock awards for the year ended December 31 2012.

	Shares
Outstanding, beginning of year	**-**
Granted	**82,000**
Forfeited or expired	**-**
Earned and issued	**-**
Outstanding, end of year	**82,000**

The fair value of the restricted stock awards is based on the closing stock price on the date of grant with the associated expense amortized to compensation expense over the vesting period, generally five to six years

Unrecognized stock option and restricted stock award expense related to unvested options and awards (net of estimated forfeitures) are estimated as follows:

Year	**Awards**	**Options**	**Total**
2013	**$ 298**	**$ 243**	**$ 541**
2014	**298**	**113**	**411**
2015	**298**	**14**	**312**
2016	**298**	**7**	**305**
2017	**271**	**3**	**274**
2018	**114**	**-**	**114**
Total	**$ 1,577**	**$ 380**	**$ 1,957**

16. STOCK PLANS AND STOCK BASED COMPENSATION *(continued)*

Director Deferred Compensation

In November 2004, the Company's Board of Directors approved a Non-Qualified Deferred Compensation Plan (the "Plan"). The Plan governs the deferral of board and committee fees of non-employee members of the Board of Directors. Members of the Board of Directors may defer up to 100% of their board and committee fees for a specified period ranging from two to five years. The value of the deferred director compensation account is deemed "invested" in Company stock and is immediately vested. On a quarterly basis, the Company reserves shares of Republic's stock within the Company's stock option plan for ultimate distribution to Directors at the end of the deferral period. The Plan has not and will not materially impact the Company, as director compensation expense has been and will continue to be recorded when incurred.

The following table presents information on director deferred compensation shares reserved for the periods shown:

	2012		2011		2010	
Years ended December 31,	**Shares Deferred**	**Weighted Average Market Price at Date of Deferral**	Shares Deferred	Weighted Average Market Price at Date of Deferral	Shares Deferred	Weighted Average Market Price at Date of Deferral
Balance, beginning of period	**43,990**	**$ 20.19**	37,842	$ 20.30	32,004	$ 20.19
Awarded	**9,871**	**22.02**	8,658	19.77	7,298	21.05
Released	**(3,447)**	**18.93**	(2,510)	20.42	(1,460)	21.73
Balance, end of period	**50,414**	**$ 20.19**	43,990	$ 20.19	37,842	$ 20.30

Director deferred compensation has been expensed as follows:

Years Ended December 31, *(in thousands)*	**2012**	2011	2010
Director deferred compensation expense	**$ 227**	$ 171	$ 151

17. BENEFIT PLANS

401 (k) PLAN

Republic maintains a 401(k) plan for eligible employees who have been employed for at least 30-days and have reached the age of 21. During 2011, participants in the plan had the option to contribute from 1% to 75% of their annual eligible compensation up to the maximum allowed by the IRS. Effective January 1, 2012, participants in the plan had the option to contribute from 1% to 75% of their annual eligible compensation up to the maximum allowed by the IRS. The Company matches 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant's annual eligible compensation. Participants are fully vested after two years of employment.

Republic also contributes bonus contributions in addition to the aforementioned matching contributions if the Company achieves certain operating goals. Normal and bonus contributions for each of the periods ended were as follows:

Years Ended December 31, *($ in thousands)*	**2012**	2011	2010
Employer matching contributions	**$ 1,398**	$ 1,388	$ 1,297
Discretionary employer bonus matching contributions	**$ 446**	$ 420	$ 406

EMPLOYEE STOCK OWNERSHIP PLAN

Republic terminated its Employee Stock Ownership Plan ("ESOP") effective December 31, 2012. Employees were given the option to rollover cash or Company stock to the Company's 401(k) plan or take a distribution in cash or Company stock. All ESOP shares were previously allocated through December 31, 2008 and effective July 1, 2007; the Company ceased accepting new participants into the ESOP plan. The table below presents information regarding the ESOP plan for each period end presented:

Years Ended December 31, *($ in thousands)*	**2012**	2011	2010
Shares allocated to participants in the plan	**255,374**	274,742	296,533
Fair value of shares	**$ 5,396**	$ 6,292	$ 7,043

DEATH BENEFIT

The Company maintained a death benefit for the former deceased Chairman of the Company, Bernard M. Trager, equal to three times the average annual compensation paid to Mr. Trager for the two years preceding his death. Upon Mr. Trager's death on February 10, 2012, the Company began making a payout under this agreement, which was fully accrued for in prior years, of approximately $2 million.

18. TRANSACTIONS WITH RELATED PARTIES AND THEIR AFFILIATES

Republic leases office facilities under operating leases from limited liability companies in which Republic's Chairman/Chief Executive Officer and President are partners. Rent expense under these leases was as follows:

Years Ended December 31, *($ in thousands)*		**2012**		2011		2010
Rent expense under leases from certain related parties	**$**	**3,254**	$	3,158	$	3,136

Total minimum lease commitments under non-cancelable operating leases are as follows:

(in thousands)		**Affiliate**		**Other**		**Total**
2013	**$**	**3,262**	**$**	**3,766**	**$**	**7,028**
2014		**3,171**		**3,193**		**6,364**
2015		**2,910**		**1,355**		**4,265**
2016		**2,486**		**1,223**		**3,709**
2017		**1,670**		**1,068**		**2,738**
Thereafter		**1,045**		**6,536**		**7,581**
Total	**$**	**14,544**	**$**	**17,141**	**$**	**31,685**

A director of Republic Bancorp, Inc. is the President and Chief Executive Officer of a company that leases space to the Bank. Fees paid to the Bank totaled $14,000, $14,000 and $13,000 for years ended December 31, 2012, 2011 and 2010.

A director of Republic Bancorp, Inc. is "of counsel" to a local law firm. Fees paid by the Bank to this firm totaled $181,000, $293,000 and $193,000 in 2012, 2011 and 2010.

A director of RB&T as of December 31, 2012 is an executive manager of a public relations firm. Fees paid by the Bank to this firm totaled $52,000, $116,000 and $173,000 in 2012, 2011 and 2010.

A director of RB&T as of December 31, 2012 is an executive of two consulting firms. Fees paid by the Bank to these firms totaled $173,000, $12,000 and $17,000 in 2012, 2011 and 2010.

Loans made to executive officers and directors of Republic and their related interests during 2012 were as follows:

		(in thousands)
Beginning balance	**$**	**29,507**
Effect of changes in composition of related parties		**1,769**
New loans		**13,364**
Repayments		**(23,687)**
Ending balance	**$**	**20,953**

Deposits from executive officers, directors, and their affiliates totaled $40 million and $47 million at December 31, 2012 and 2011.

18. TRANSACTIONS WITH RELATED PARTIES AND THEIR AFFILIATES *(continued)*

By an agreement dated December 14, 1989, as amended August 8, 1994, RB&T entered into a split-dollar insurance agreement with a trust established by the Company's deceased former Chairman, Bernard M. Trager. Pursuant to the agreement, from 1989 through 2002 RB&T paid $690,000 in total annual premiums on the insurance policies held in the trust. The policies are joint-life policies payable upon the death of Ms. Jean Trager, as the survivor of her husband Bernard M. Trager. The cash surrender value of the policies was approximately $1.8 million as of December 31, 2012.

Pursuant to the terms of the trust, the beneficiaries of the trust will each receive the proceeds of the policies after the repayment of the $690,000 of indebtedness to RB&T. The aggregate amount of such unreimbursed premiums constitutes indebtedness from the trust to RB&T and is secured by a collateral assignment of the policies. As of December 31, 2012, the net death benefit under the policies was approximately $3.5 million. Upon the termination of the agreement, whether by the death of Ms. Trager or earlier cancellation, RB&T is entitled to be repaid by the trust the amount of indebtedness outstanding at that time.

19. OFF BALANCE SHEET RISKS, COMMITMENTS AND CONTINGENT LIABILITIES

The Bank, in the normal course of business, is party to financial instruments with off balance sheet risk. These financial instruments primarily include commitments to extend credit and standby letters of credit. The contract or notional amounts of these instruments reflect the potential future obligations of the Bank pursuant to those financial instruments. Creditworthiness for all instruments is evaluated on a case by case basis in accordance with the Bank's credit policies. Collateral from the customer may be required based on the Bank's credit evaluation of the customer and may include business assets of commercial customers, as well as personal property and real estate of individual customers or guarantors.

The Bank also extends binding commitments to customers and prospective customers. Such commitments assure the borrower of financing for a specified period of time at a specified rate. The risk to the Bank under such loan commitments is limited by the terms of the contracts. For example, the Bank may not be obligated to advance funds if the customer's financial condition deteriorates or if the customer fails to meet specific covenants. An approved but unfunded loan commitment represents a potential credit risk once the funds are advanced to the customer. Unfunded loan commitments also represent liquidity risk since the customer may demand immediate cash that would require funding and interest rate risk as market interest rates may rise above the rate committed. In addition, since a portion of these loan commitments normally expire unused, the total amount of outstanding commitments at any point in time may not require future funding. Loan commitments generally have open-ended maturities and variable rates.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the Bank also has liquidity risk associated with standby letters of credit because funding for these obligations could be required immediately. The Bank does not deem this risk to be material.

At December 31, 2012 and December 31, 2011 the Bank had letters of credit from the FHLB issued on behalf of two RB&T clients. These letters of credit were used as credit enhancements for client bond offerings and reduced RB&T's available borrowing line at the FHLB. The Bank uses a blanket pledge of eligible real estate loans to secure these letters of credit.

The table below presents the Bank's commitments, exclusive of Mortgage Banking loan commitments for each year ended:

December 31, *(in thousands)*	**2012**	2011
Unused warehouse lines of credit	**$ 113,924**	$ 38,503
Unused home equity lines of credit	**232,719**	237,500
Unused loan commitments - other	**163,523**	179,729
Standby letters of credit	**16,985**	18,689
FHLB letters of credit	**11,908**	11,698
Total off balance sheet items	**$ 539,059**	$ 486,119

19. OFF BALANCE SHEET RISKS, COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

On August 1, 2011, a lawsuit was filed in the U.S. District Court for the Western District of Kentucky styled *Brenda Webb vs. Republic Bank & Trust Company d/b/a Republic Bank*, Civil Action No. 3:11-CV-00423-TBR. The Complaint was brought as a putative class action and seeks monetary damages, restitution and declaratory relief allegedly arising from the manner in which RB&T assessed overdraft fees. In the Complaint, the Plaintiff pleads six claims against RB&T alleging: breach of contract and breach of the covenant of good faith and fair dealing (Count I), unconscionability (Count II), conversion (Count III), unjust enrichment (Count IV), violation of the Electronic Funds Transfer Act and Regulation E (Count V), and violations of the Kentucky Consumer Protection Act, KRS §367, *et seq.* (Count VI). RB&T filed a Motion to Dismiss the case on January 12, 2012. In response, Plaintiff filed its Motion to Amend the Complaint on February 23, 2012. In Plaintiff's proposed Amended Complaint, Plaintiff acknowledges disclosure of the Overdraft Honor Policy and does not seek to add any claims to the Amended Complaint. However, Plaintiff divided the breach of contract and breach of the covenant of good faith and fair dealing claims into two counts (Counts One and Two). In the original Complaint, those claims were combined in Count One. RB&T filed its objection to Plaintiff's Motion to Amend. On June 16, 2012, the District Court denied the Plaintiff's Motion to Amend concluding that she lacked the ability to automatically amend the complaint as of right. However, the Court held that she could be permitted to amend if she could first demonstrate that her amendment would not be futile and that she had standing to sue despite RB&T's offer of judgment. The Court declined to rule on that issue at this time and ordered the case stayed pending a decision by the U.S. Court of Appeals for the Sixth Circuit in a case on appeal with the same standing issue. The Sixth Circuit is in turn waiting for the ruling of the U.S. Supreme Court in yet another case with the same standing issue. RB&T intends to vigorously defend its case. Management continues to closely monitor this case, but is unable to estimate, at this time, the possible loss or range of possible loss, if any, that may result from this lawsuit.

20. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS

December 31, *(in thousands)*	**2012**	2011
Assets:		
Cash and cash equivalents	**$ 115,984**	$ 41,124
Investment in subsidiaries	**463,316**	456,173
Other assets	**2,737**	820
Total assets	**$ 582,037**	$ 498,117
Liabilities and Stockholders' Equity:		
Subordinated note	**$ 41,240**	$ 41,240
Other liabilities	**4,095**	4,510
Stockholders' equity	**536,702**	452,367
Total liabilities and stockholders' equity	**$ 582,037**	$ 498,117

20. PARENT COMPANY CONDENSED FINANCIAL INFORMATION *(continued)*

STATEMENTS OF INCOME

Years Ended December 31, *(in thousands)*	**2012**	2011	2010
Income and expenses:			
Dividends from subsidiary	**$ 115,476**	$ 35,476	$ 15,825
Interest income	**3**	81	12
Other income	**39**	39	39
Less: Interest expense	**2,522**	2,515	2,515
Less: Other expenses	**441**	382	373
Income before income tax benefit	**112,555**	32,699	12,988
Income tax benefit	**997**	961	971
Income before equity in undistributed net income of subsidiaries	**113,552**	33,660	13,959
Equity in undistributed net income of subsidiaries	**5,787**	60,489	50,794
Net income	**$ 119,339**	$ 94,149	$ 64,753

STATEMENTS OF CASH FLOWS

Years Ended December 31, *(in thousands)*	**2012**	2011	2010
Operating activities:			
Net income	**$ 119,339**	$ 94,149	$ 64,753
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	**(5,787)**	(60,489)	(50,794)
Director deferred compensation - Parent Company	**121**	104	90
Change in other assets	**(1,917)**	1,127	1,267
Change in other liabilities	**741**	(187)	(19,546)
Net cash provided by operating activities	**112,497**	34,704	(4,230)
Financing activities:			
Common Stock repurchases	**(1,668)**	(492)	(390)
Net proceeds from Common Stock options exercised	**147**	438	1,884
Cash dividends paid	**(36,116)**	(12,315)	(11,356)
Net cash used in financing activities	**(37,637)**	(12,369)	(9,862)
Net change in cash and cash equivalents	**74,860**	22,335	(14,092)
Cash and cash equivalents at beginning of year	**41,124**	18,789	32,881
Cash and cash equivalents at end of year	**$ 115,984**	$ 41,124	$ 18,789

21. SEGMENT INFORMATION

Reportable segments are determined by the type of products and services offered and the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business (such as branches and subsidiary banks), which are then aggregated if operating performance, products/services, and customers are similar.

As of December 31, 2012, the Company was divided into three distinct business operating segments: Traditional Banking, Mortgage Banking and Republic Processing Group ("RPG"). During 2012, the Company realigned the previously reported Tax Refund Solutions ("TRS") segment as a division of the newly formed RPG segment. Along with the TRS division, Republic Payment Solutions ("RPS") and Republic Credit Solutions ("RCS") also operate as divisions of the newly formed RPG segment.

Nationally, through RB&T, RPG facilitates the receipt and payment of federal and state tax refund products under the TRS division. Nationally, through RB, the RPS division is preparing to become an issuing bank to offer general purpose reloadable prepaid debit, payroll, gift and incentive cards through third party program managers. Nationally, through RB&T, the RCS division is preparing to pilot short-term consumer credit products on-line.

For the projected near-term, as the prepaid card and consumer credit programs are being established, the operating results of these divisions are expected to be immaterial to the Company's overall results of operations and will be reported as part of the RPG business operating segment. The RPS and RCS divisions will not be reported as separate business operating segments until such time, if any, that they become material to the Company's overall results of operations.

Loans, investments and deposits provide the majority of the net revenue from Traditional Banking operations; servicing fees and loan sales provide the majority of revenue from Mortgage Banking operations; RAL fees and RT fees provide the majority of the revenue for the TRS division. All Company operations are domestic.

The accounting policies used for Republic's reportable segments are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using operating income. Goodwill is not allocated. Income taxes which are not segment specific are allocated based on income before income tax expense. Transactions among reportable segments are made at fair value.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1A "Risk Factors"*
  - *Republic Processing Group*
  - *"Financial Condition"*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Loans and Allowance for Loan Losses"*
  - *Footnote 8 "Deposits"*

21. SEGMENT INFORMATION *(continued)*

Segment information for the years ended December 31, 2012, 2011 and 2010 is as follows:

(dollars in thousands)	Year Ended December 31, 2012 Traditional Banking	Mortgage Banking	Republic Processing Group	Total Company
Net interest income	$ 114,831	$ 400	$ 45,424	$ 160,655
Provision for loan losses	8,167	-	6,876	15,043
Refund transfer fees	-	-	78,304	78,304
Mortgage banking income	-	8,447	-	8,447
Net gain on sales, calls and impairment of securities	56	-	-	56
Bargain purchase gain	55,438	-	-	55,438
Other non interest income	22,574	39	220	22,833
Total non interest income	78,068	8,486	78,524	165,078
Total non interest expenses	100,380	3,842	22,523	126,745
Income before income tax expense	84,352	5,044	94,549	183,945
Income tax expense	29,178	1,765	33,663	64,606
Net income	$ 55,174	$ 3,279	$ 60,886	$ 119,339
Segment end of period total assets	$ 3,371,934	$ 15,752	$ 6,713	$ 3,394,399
Net interest margin	3.64%	NM	NM	4.82%

(dollars in thousands)	Year Ended December 31, 2011 Traditional Banking	Mortgage Banking	Republic Processing Group	Total Company
Net interest income	$ 105,346	$ 401	$ 59,113	$ 164,860
Provision for loan losses	6,406	-	11,560	17,966
Refund transfer fees	-	-	88,195	88,195
Mortgage banking income	-	3,899	-	3,899
Net gain on sales, calls and impairment of securities	2,006	-	-	2,006
Bargain purchase gain	-	-	-	-
Other non interest income	25,089	78	357	25,524
Total non interest income	27,095	3,977	88,552	119,624
Total non interest expenses	87,389	3,849	31,083	122,321
Income before income tax expense	38,646	529	105,022	144,197
Income tax expense	12,183	185	37,680	50,048
Net income	$ 26,463	$ 344	$ 67,342	$ 94,149
Segment end of period total assets	$ 3,099,426	$ 10,880	$ 309,685	$ 3,419,991
Net interest margin	3.55%	NM	NM	5.09%

21. SEGMENT INFORMATION *(continued)*

(dollars in thousands)	Year Ended December 31, 2010			
	Traditional Banking	Mortgage Banking	Republic Processing Group	Total Company
Net interest income	$ 105,685	$ 468	$ 50,659	$ 156,812
Provision for loan losses	11,571	-	8,143	19,714
Refund transfer fees	-	-	58,789	58,789
Mortgage banking income	-	5,797	-	5,797
Net loss on sales, calls and				-
impairment of securities	(221)	-	-	(221)
Bargain purchase gain	-	-	-	-
Other non interest income	22,899	73	321	23,293
Total non interest income	22,678	5,870	59,110	87,658
Total non interest expenses	90,968	2,559	32,796	126,323
Income before income tax expense	25,824	3,779	68,830	98,433
Income tax expense	7,929	1,161	24,590	33,680
Net income	$ 17,895	$ 2,618	$ 44,240	$ 64,753
Segment end of period total assets	$ 3,026,628	$ 23,359	$ 572,716	$ 3,622,703
Net interest margin	3.57%	NM	NM	4.65%

NM – Not Meaningful

22. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2012 and 2011.

($ in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter(3)
2012:				
Interest income	**$ 35,930**	**$ 34,128**	**$ 33,814**	**$ 79,587**
Interest expense	**5,379**	**5,556**	**5,502**	**6,367**
Net interest income	**30,551**	**28,572**	**28,312**	**73,220**
Provision for loan losses	**1,324**	**2,083**	**466**	**11,170**
Net interest income after provision	**29,227**	**26,489**	**27,846**	**62,050**
Non interest income (1)	**9,338**	**34,845**	**14,086**	**106,809**
Non interest expenses (2)	**28,379**	**29,762**	**27,451**	**41,153**
Income before income tax expense	**10,186**	**31,572**	**14,481**	**127,706**
Income tax expense	**3,565**	**10,904**	**4,903**	**45,234**
Net income	**6,621**	**20,668**	**9,578**	**82,472**
Basic earnings per share:				
Class A Common Stock	**0.33**	**0.99**	**0.46**	**3.94**
Class B Common Stock	**0.21**	**0.97**	**0.44**	**3.92**
Diluted earnings per share:				
Class A Common Stock	**0.33**	**0.98**	**0.46**	**3.92**
Class B Common Stock	**0.21**	**0.97**	**0.44**	**3.90**

($ in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter(3)
2011:				
Interest income	$ 33,607	$ 34,426	$ 34,459	$ 92,623
Interest expense	6,710	7,263	7,630	8,652
Net interest income	26,897	27,163	26,829	83,971
Provision for loan losses	463	(140)	(439)	18,082
Net interest income after provision	26,434	27,303	27,268	65,889
Non interest income (1)	6,468	10,476	15,368	87,312
Non interest expenses (2)	24,539	26,438	28,526	42,818
Income before income tax expense	8,363	11,341	14,110	110,383
Income tax expense	2,159	3,471	5,447	38,971
Net income	6,204	7,870	8,663	71,412
Basic earnings per share:				
Class A Common Stock	0.30	0.38	0.42	3.41
Class B Common Stock	0.28	0.36	0.40	3.40
Diluted earnings per share:				
Class A Common Stock	0.30	0.38	0.41	3.40
Class B Common Stock	0.28	0.36	0.40	3.39

(continued)

22. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED) *(continued)*

(1) – Non interest income:

During the first quarter of 2012, the Company recorded a pre-tax bargain purchase gain of $27.9 million as a result of the TCB acquisition. The bargain purchase gain was realized because the overall price paid by RB&T was substantially less than the fair value of the TCB assets acquired and liabilities assumed in the transaction.

During the third quarter of 2012, the Bank recorded a pre-tax bargain purchase gain of $27.1 million as a result of the FCB acquisition. The bargain purchase gain was realized because the overall price paid by RB&T was substantially less than the fair value of the FCB assets acquired and liabilities assumed in the transaction.

During the second quarter of 2011, the Bank sold available for sale mortgage backed securities with an amortized cost of $132 million, resulting in a pre-tax gain of $1.9 million.

During the third quarter of 2011, the Bank sold its Bowling Green, Kentucky banking center and recognized a pre-tax gain on sale of $2.9 million.

(2) – Non-interest expenses:

During the first quarter 2012, the Bank experienced increases of $939,000 to non-interest expenses as a result of the TCB acquisition.

During the first quarter of 2012, the Bank prepaid $81 million in FHLB advances that were originally scheduled to mature between October 2012 and May 2013. These advances had a weighted average cost of 3.56%. The Bank recognized a $2.4 million early termination penalty during the first quarter of 2012 in connection with this prepayment.

During the third quarter of 2012, the Bank experienced increases of approximately $3.0 million as a result of the 2012 acquisitions.

During the fourth quarter of 2011, the Company benefited from a $1.1 million credit to non–interest expense related to a previously disclosed CMP assessed by the FDIC. The Company accrued $2.0 million for the full amount of the CMP during the second quarter of 2011 and reached a final settlement with the FDIC for $900,000 during the fourth quarter of 2011.

(3) - The first quarter of 2012 and 2011 was significantly impacted by the TRS operating division.

For additional discussion regarding TRS, a division of Republic Processing Group, see the following sections:

- *Part I Item 1A "Risk Factors"*
  - *Republic Processing Group*
- *Part II Item 8 "Financial Statements and Supplementary Data"*
  - *Footnote 1 "Summary of Significant Accounting Policies"*
  - *Footnote 4 "Loans and Allowance for Loan Losses"*
  - *Footnote 21 "Segment Information"*

23. BRANCH DIVESTITURE

In May 2011, RB&T, entered into a definitive agreement to sell its banking center located in Bowling Green, Kentucky to Citizens First Bank, Inc. ("Citizens"). This transaction was closed on September 30, 2011. The transaction consisted of the following:

- Citizens acquired loans totaling $13 million, representing approximately one-half of the outstanding loans of the banking center.
- Citizens assumed all deposits of the Bowling Green banking center, or approximately $33 million consisting of nearly 3,800 accounts.
- Citizens acquired all of the fixed assets of the Bowling Green banking center.
- The total pre-tax gain on sale recognized by The Bank as a result of the transaction was $2.9 million.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

As of the end of the period covered by this report, an evaluation was carried out by Republic Bancorp, Inc.'s management, with the participation of the Company's Chairman/Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of the Company's fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting and on the Financial Statements, thereon are set forth under Part II Item 8 *"Financial Statements and Supplementary Data."*

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item appears under the headings "*PROPOSAL ONE: ELECTION OF DIRECTORS,*" "*SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE*" and "*THE BOARD OF DIRECTORS AND ITS COMMITTEES*" of the Proxy Statement of Republic Bancorp, Inc. for the 2013 Annual Meeting of Shareholders ("Proxy Statement") to be held April 25, 2013, all of which is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item appears under the sub-heading "*Director Compensation*" and under the headings "*CERTAIN INFORMATION AS TO MANAGEMENT*" and "*COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION*" of the Proxy Statement all of which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The following table sets forth information regarding Republic's Common Stock that may be issued upon exercise of options, warrants and rights under all equity compensation plans as of December 31, 2012. There were no equity compensation plans not approved by security holders at December 31, 2012.

	(1)	(2)	(3)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (1))
2005 Stock Incentive Plan	542,200	$ 20.70	2,765,300

Column (1) above represents options issued for Class A Common Stock only. Options for Class B Common Stock have been authorized but are not issued.

Additional information required by this Item appears under the heading "*SHARE OWNERSHIP*" of the Proxy Statement, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item is under the headings "*COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION*" and "*CERTAIN OTHER RELATIONSHIPS AND RELATED TRANSACTIONS*" of the Proxy Statement, all of which is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information required by this Item appears under the heading "*INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*" of the Proxy Statement which is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements:

The following are included under Item 8 *"Financial Statements and Supplementary Data:"*

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated balance sheets – December 31, 2012 and 2011
Consolidated statements of income and comprehensive income – years ended December 31, 2012, 2011 and 2010
Consolidated statements of stockholders' equity – years ended December 31, 2012, 2011 and 2010
Consolidated statements of cash flows – years ended December 31, 2012, 2011 and 2010
Notes to consolidated financial statements

(a)(2) Financial Statements Schedules:

Financial statement schedules are omitted because the information is not applicable.

(a)(3) Exhibits:

The Exhibit Index of this report is incorporated herein by reference. The management contracts and compensatory plans or arrangements required to be filed as exhibits to this Form 10-K pursuant to Item 15(b) are noted in the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPUBLIC BANCORP, INC.



March 14, 2013

By: Steven E. Trager
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Steven E. Trager Steven E. Trager	Chairman, Chief Executive Officer and Director	March 14, 2013
/s/ A. Scott Trager A. Scott Trager	President and Director	March 14, 2013
/s/ Kevin Sipes Kevin Sipes	Chief Financial Officer and Chief Accounting Officer	March 14, 2013
/s/ Craig A. Greenberg Craig Greenberg	Director	March 14, 2013
/s/ Michael T. Rust Michael T. Rust	Director	March 14, 2013
/s/ Sandra Metts Snowden Sandra Metts Snowden	Director	March 14, 2013
/s/ R. Wayne Stratton R. Wayne Stratton	Director	March 14, 2013
/s/ Susan Stout Tamme Susan Stout Tamme	Director	March 14, 2013

INDEX TO EXHIBITS

No.	Description
3(i)	Articles of Incorporation of Registrant, as amended (Incorporated by reference to Exhibit 3(i) to the Registration Statement on Form S-1 of Registrant (Registration No. 333-56583))
3(ii)	Amended Bylaws (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (Commission File Number: 0-24649))
4.1	Provisions of Articles of Incorporation of Registrant defining rights of security holders (see Articles of Incorporation, as amended, of Registrant incorporated as Exhibit 3(i) herein)
4.2	Agreement Pursuant to Item 601 (b)(4)(iii) of Regulation S-K (Incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K of Registrant for the year ended December 31, 1997 (Commission File Number: 33-77324))
10.01*	Officer Compensation Continuation Agreement with Steven E. Trager, dated January 12, 1995 (Incorporated by reference to Exhibit 10.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File Number: 33-77324))
10.02*	Officer Compensation Continuation Agreement, as amended and restated, with Steven E. Trager effective January 1, 2006 (Incorporated by reference to Exhibit 10.34 of Registrant's Form 10-K for the year ended December 31, 2005 (Commission File Number: 0-24649))
10.03*	Officer Compensation Continuation Agreement, as amended, with Steven E. Trager effective February 15, 2006 (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed February 21, 2006 (Commission File Number: 0-24649))
10.04*	Officer Compensation Continuation Agreement, as amended and restated, with Steven E. Trager effective April 30, 2008 (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended March 31, 2008 (Commission File Number: 0-24649))
10.05*	Officer Compensation Continuation Agreement with A. Scott Trager, dated January 12, 1995 (Incorporated by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File Number: 33-77324))
10.06*	Officer Compensation Continuation Agreement, as amended and restated, with A. Scott Trager effective January 1, 2006 (Incorporated by reference to Exhibit 10.35 of Registrant's Form 10-K for the year ended December 31, 2005 (Commission File Number: 0-24649))
10.07*	Officer Compensation Continuation Agreement, as amended, with A. Scott Trager effective February 15, 2006 (Incorporated by reference to Exhibit 10.2 of Registrant's Form 8-K filed February 21, 2006 (Commission File Number: 0-24649))
10.08*	Officer Compensation Continuation Agreement, as amended and restated, with A. Scott Trager effective April 30, 2008 (Incorporated by reference to Exhibit 10.3 of Registrant's Form 10-Q for the quarter ended March 31, 2008 (Commission File Number: 0-24649))
10.09*	Officer Compensation Continuation Agreement with A. Scott Trager, effective March 21, 2012 (Incorporated by reference to Exhibit 10.3 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Commission File Number: 0-24649))
10.10*	Officer Compensation Continuation Agreement with Kevin Sipes, dated June 15, 2001 (Incorporated by reference to Exhibit 10.23 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (Commission File Number: 0-24649))

No.	Description
10.11*	Officer Compensation Continuation Agreement, as amended and restated, with Kevin Sipes effective January 1, 2006 (Incorporated by reference to Exhibit 10.38 of Registrant's Form 10-K for the year ended December 31, 2005 (Commission File Number: 0-24649))
10.12*	Officer Compensation Continuation Agreement, as amended, with Kevin Sipes effective February 15, 2006 (Incorporated by reference to Exhibit 10.5 of Registrant's Form 8-K filed February 21, 2006 (Commission File Number: 0-24649))
10.13*	Officer Compensation Continuation Agreement, as amended and restated, with Kevin Sipes effective April 30, 2008 (Incorporated by reference to Exhibit 10.4 of Registrant's Form 10-Q for the quarter ended March 31, 2008 (Commission File Number: 0-24649))
10.14*	Officer Compensation Continuation Agreement with Kevin Sipes, effective March 21, 2012 (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Commission File Number: 0-24649))
10.15*	Officer Compensation Continuation Agreement with Kevin Sipes, effective March 21, 2012 (Incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Commission File Number: 0-24649))
10.16*	Officer Compensation Continuation Agreement with Kevin Sipes, effective November 7, 2012 (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (Commission File Number: 0-24649))
10.17*	Officer Compensation Continuation Agreement with Kevin Sipes, effective November 7, 2012 (Incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (Commission File Number: 0-24649))
10.18*	Death Benefit Agreement with Bernard M. Trager dated September 10, 1996 (Incorporated by reference to Exhibit 10.9 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File Number: 33-77324))
10.19	Right of First Offer Agreement by and among Republic Bancorp, Inc., Teebank Family Limited Partnership, Bernard M. Trager and Jean S. Trager. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed September 19, 2007 (Commission File Number: 0-24649))
10.20	Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 1982, relating to 2801 Bardstown Road, Louisville (Incorporated by reference to Exhibit 10.11 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File Number: 0-24649))
10.21	Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 2008, relating to 2801 Bardstown Road, Louisville (Incorporated by reference to Exhibit 10.2 of Registrant's Form 8-K filed June 9, 2008 (Commission File Number: 0-24649))
10.22	Lease between Republic Bank & Trust Company and Teeco Properties, dated April 1, 1995, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.10 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File Number: 0-24649))
10.23	Lease between Republic Bank & Trust Company and Teeco Properties, dated October 1, 1996, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.10 of Registrant's Form S-1 (Commission File Number: 0-24649))

No.	Description
10.24	Lease extension between Republic Bank & Trust Company and Teeco Properties, dated September 25, 2001, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.25 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (Commission File Number: 0-24649))
10.25	Lease between Republic Bank & Trust Company and Teeco Properties, dated May 1, 2002, relating to property at 601 West Market Street (Incorporated by reference to exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (Commission File Number: 0-24649))
10.26	Lease between Republic Bank & Trust Company and Teeco Properties, dated October 1, 2005, relating to property at 601 West Market Street, Louisville, KY (Floor 4), amending and modifying previously filed exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (Incorporated by reference to exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (Commission File Number: 0-24649))
10.27	Lease between Republic Bank & Trust Company and Teeco Properties, as of October 1, 2006, relating to property at 601 West Market Street, Louisville, KY. (Incorporated by reference to exhibit 10.1 of Registrant's Form 8-K filed September 25, 2006 (Commission File Number: 0-24649))
10.28	Lease between Republic Bank & Trust Company and Teeco Properties, as of July 8, 2008, as amended, relating to property at 601 West Market Street (Floors 1,2,3,5 and 6), Louisville, KY. (Incorporated by reference to exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (Commission File Number: 0-24649))
10.29	Lease between Republic Bank & Trust Company and Teeco Properties, as of July 8, 2008, as amended, relating to property at 601 West Market Street (Floor 4), Louisville, KY. (Incorporated by reference to exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (Commission File Number: 0-24649))
10.30	Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 3, 1993, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.12 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File Number: 0-24649))
10.31	Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 1999, as amended, relating to 661 South Hurstbourne Parkway (Incorporated by reference to Exhibit 10.17 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (Commission File Number: 0-24649))
10.32	Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 2000, as amended, relating to 661 South Hurstbourne Parkway (Incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File Number: 0-24649))
10.33	Lease between Republic Bank & Trust Company and Jaytee Properties, dated July 1, 2003, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File Number: 0-24649))
10.34	Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 2, 1993, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.16 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649))

No.	Description
10.35	Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 1, 1995, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.18 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649))
10.36	Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 16, 1996, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.19 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649))
10.37	Lease between Republic Bank & Trust Company and Jaytee Properties, dated January 21, 1998, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.20 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649))
10.38	Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 11, 1998, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.21 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (Commission File Number: 0-24649))
10.39	Lease between Republic Bank & Trust Company and Jaytee Properties, dated February 1, 2004, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (Commission File Number: 0-24649))
10.40	Lease between Republic Bank & Trust Company and Jaytee Properties, dated September 1, 2005, as amended, relating to 661 South Hurstbourne Parkway, Louisville, KY, amending and modifying previously filed exhibit 10.12 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (Commission File Number: 0-24649))
10.41	Lease between Republic Bank & Trust Company and Jaytee Properties, dated July 1, 2008, as amended, relating to 661 South Hurstbourne Parkway, Louisville (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed June 9, 2008 (Commission File Number: 0-24649))
10.42	Lease between Republic Bank & Trust Company and Jaytee Properties, dated November 17, 1997, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.18 of Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (Commission File Number: 0-24649))
10.43	Lease between Republic Bank & Trust Company and Jaytee Properties, dated August 1, 1999, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.18 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (Commission File Number: 0-24649))
10.44	Lease between Republic Bank & Trust Company and Jaytee Properties, dated October 30, 1999, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.20 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File Number: 0-24649))
10.45	Lease between Republic Bank & Trust Company and Jaytee Properties, dated May 1, 2003, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (Commission File Number: 0-24649))

No.	Description
10.46	Lease between Republic Bank & Trust Company and Jaytee Properties, dated November 1, 2005, as amended, relating to 9600 Brownsboro Road (Incorporated by reference to Exhibit 10.33 of Registrant's Form 10-K for the year ended December 31, 2005 (Commission File Number: 0-24649))
10.47	Assignment and Assumption of Lease by Republic Bank & Trust Company with the consent of Jaytee Properties, dated May 1, 2006, relating to 9600 Brownsboro Road, Louisville, KY. (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (Commission File Number: 0-24649))
10.48	Lease between Republic Bank & Trust Company and Jaytee Properties, dated January 17, 2008, as amended, relating to 9600 Brownsboro Road, Louisville, KY (Incorporated by reference to Exhibit 10.40 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (Commission File Number: 0-24649))
10.49	Ground lease between Republic Bank & Trust Company and Jaytee Properties, relating to 9600 Brownsboro Road, dated January 17, 2008, as amended, relating to 9600 Brownsboro Road, Louisville, KY (Incorporated by reference to Exhibit 10.40 of Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (Commission File Number: 0-24649))
10.50	Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated June 27, 2008, relating to 200 South Seventh Street, Louisville, KY. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed July 1, 2008 (Commission File Number: 0-24649))
10.51	Lease between Republic Bank & Trust Company and Jaytee Properties II SPE, LLC, dated January 31, 2011, relating to 200 South Seventh Street, Louisville, KY (Commission File Number: 0-24649))
10.52*	1995 Stock Option Plan (as amended to date) (Incorporated by reference to Registrant's Form S-8 filed November 30, 2004 (Commission File Number: 333-120856))
10.53*	Form of Stock Option Agreement for Directors and Executive Officers (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-Q for the quarter ended September 30, 2004 (Commission File Number: 0-24649))
10.54*	2005 Stock Incentive Plan (Incorporated by reference to Form 8-K filed March 18, 2005 (Commission File Number: 0-24649))
10.55*	Republic Bancorp, Inc. 401(k)/Profit Sharing Plan and Trust (Incorporated by reference to Form S-8 filed December 28, 2005 (Commission File Number: 0-24649))
10.56*	Republic Bancorp, Inc. 401(k) Retirement Plan, as Amended and Restated, effective April 1, 2011 (Incorporated by reference to Form 11-K filed June 28, 2012 (Commission File Number: 0-24649))
10.57*	Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation and the Republic Bank & Trust Company Non-Employee Director and Key Employee Deferred Compensation Plan (as adopted November 18, 2004) (Incorporated by reference to Form S-8 filed November 30, 2004 (Commission File Number: 333-120857))
10.58*	Republic Bancorp, Inc. and Subsidiaries Non-Employee Director and Key Employee Deferred Compensation Plan Post-Effective Amendment No. 1 (Incorporated by reference to Form S-8 filed April 13, 2005 (Commission File Number: 333-120857))
10.59*	Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation, as amended and restated as of March 16, 2005 (incorporated by reference to Form 8-K filed March 18, 2005 (Commission File Number: 333-120857))

No.	Description
10.60*	Republic Bancorp, Inc. and subsidiaries Non-Employee Director and Key Employee Deferred Compensation as amended and restated as of March 19, 2008 (Incorporated by reference to Exhibit 10.1 of Registrant's Form 10-Q for the quarter ended March 31, 2008 (Commission File Number: 0-24649))
10.61	Junior Subordinated Indenture, Amended and Restated Trust Agreement, and Guarantee Agreement (Incorporated by reference to Exhibit 4.1 of Registrant's Form 8-K filed August 19, 2005 (Commission File Number: 0-24649))
10.62*	2005 Stock Incentive Plan Amendment Number 1 (Incorporated by reference to Exhibit 10.61 of Registrant's Form 10-K filed March 6, 2009 (Commission File Number: 0-24649))
10.63*	2005 Stock Incentive Plan Amendment, as amended November 14, 2012 (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed November 19, 2012 (Commission File Number: 0-24649))
10.64*	Restricted Stock Award Agreement, as amended November 14, 2012 (Incorporated by reference to Exhibit 10.2 of Registrant's Form 10-K filed November 19, 2013 (Commission File Number: 0-24649))
10.65*	Cash Bonus Plan for Acquisitions, effective November 7, 2012 (Incorporated by reference to Exhibit 10.3 of Registrant's Form 10-Q for the quarter ended September 30, 2012 (Commission File Number: 0-24649))
10.66**	Amended and Restated Marketing and Servicing Agreement dated November 29, 2011, between Republic Bank & Trust Company and JTH Tax Inc. d/b/a Liberty Tax Service. (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed December 2, 2011 (Commission File Number: 0-24649))
10.67**	Amended and Restated Program Agreement dated August 3, 2011 between Republic Bank & Trust Company and Jackson Hewitt Inc. and Jackson Hewitt Technology Services LLC (Incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed August 5, 2011 (Commission File Number: 0-24649))
10.68	Stipulation and Consent to the Issuance of a Consent Order, Order to Pay Civil Money Penalties, and Order Terminating Order to Cease and Desist dated December 8, 2011 (Incorporated by reference to Exhibit 10.1 and 10.2 of Registrant's Form 8-K filed December 9, 2011 (Commission File Number: 0-24649))
10.69	Purchase and Assumption Agreement — Whole Bank; All Deposits, among the Federal Deposit Insurance Corporation, receiver of Tennessee Commerce Bank, Franklin, Tennessee, the Federal Deposit Insurance Corporation and Republic Bank & Trust Company, dated as of January 27, 2012. (Incorporated by reference to Exhibit 2.1 of Registrant's Form 8-K filed February 1, 2012 (Commission File Number: 0-24649))
10.70	Split Dollar Insurance Policy with Citizens Fidelity Bank and Trust Company as the Trustee of the Bernard Trager Irrevocable Trust, dated December 14, 1989, as amended August 8, 1994 (Incorporated by reference to Exhibit 10.70 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2012 (Commission File Number: 33-77324))

21	Subsidiaries of Republic Bancorp, Inc.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer, pursuant to the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer, pursuant to the Sarbanes-Oxley Act of 2002
32***	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003
101****	Interactive data files: (i) Consolidated Balance Sheets at December 31, 2012 and December 31, 2011, (ii) Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010, (iii) Consolidated Statement of Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010 and (v) Notes to Consolidated Financial Statements.

---

* *Denotes management contracts and compensatory plans or arrangements required to be filed as exhibits to this Form 10-K pursuant to Item 15(b).*

** *Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.*

*** *This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.*

**** *Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.*

EXHIBIT 21

Subsidiaries of Republic Bancorp, Inc.***

Name of Subsidiary	State or other Jurisdiction of Incorporation
Republic Bank & Trust Company	Kentucky
Republic Bank	Federally chartered savings bank
Republic Invest Co.	Delaware
Republic Capital LLC	Delaware
Republic Bancorp Capital Trust	Delaware
Subsidiaries of Republic Bank & Trust Company*****	

***** Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary at December 31, 2012.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-91511, 333-120856, 333-120857, and 333-130740 on Form S-8 of Republic Bancorp, Inc. of our report dated March 13, 2013 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K.

Crowe Horwath LLP

Louisville, Kentucky
March 13, 2013

EXHIBIT 31.1

SECTION 302 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Steven E. Trager, certify that:

1.) I have reviewed this annual report on Form 10-K of Republic Bancorp, Inc.;

2.) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013



Steven E. Trager
Chairman and Chief Executive Officer

EXHIBIT 31.2

SECTION 302 CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Kevin Sipes, certify that:

1.) I have reviewed this annual report on Form 10-K of Republic Bancorp, Inc.;

2.) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013



Kevin Sipes
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

EXHIBIT 32

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

Pursuant to 18 U.S.C. § 1350, each of the undersigned officers of Republic Bancorp, Inc. (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 14, 2013



Steven E. Trager
Chairman and Chief Executive Officer

Date: March 14, 2013



Kevin Sipes
Executive Vice President, Chief Financial Officer and
Chief Accounting Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.